                                            Filed Pursuant to Rule 424(b)(4)
                                            Registration Statement No. 333-71968

PROSPECTUS



                                 [LOGO] SUNOCO

                        Sunoco Logistics Partners L.P.

                            5,750,000 Common Units

                    Representing Limited Partner Interests

--------------------------------------------------------------------------------

We are a partnership recently formed by Sunoco, Inc. This is the initial public offering of our common units. Holders of common units are entitled to receive quarterly distributions of available cash of $0.45 per unit, or $1.80 on an annualized basis, before any distributions are paid on our subordinated units, to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. The common units have been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol "SXL."

 Investing in our common units involves risk. "Risk Factors" begin on page 13.

   These risks include the following:

   . We may not have sufficient cash from operations to enable us to pay the minimum quarterly distribution following establishment of cash reserves and payment of fees and expenses, including payments to our general partner.
   . The success of our operations substantially depends upon the continued use of our pipelines and terminal facilities by Sunoco R&M.
   . Sunoco R&M's obligations under the pipelines and terminals storage and throughput agreement may be reduced or suspended in some circumstances, which would reduce our ability to make distributions.
   . If Sunoco R&M satisfies only its minimum obligations under, or if we are unable to renew or extend, our pipelines and terminals storage and throughput agreement, our ability to make distributions would be reduced.
   . A significant decrease in demand for refined products in the markets served by our pipelines would reduce our ability to make distributions.
   . Due to our lack of asset diversification, adverse developments in our pipelines and terminals businesses would reduce our ability to make distributions.
   . Rate regulation may not allow us to recover the full amount of increases in our costs, and a successful challenge to our rates would reduce our ability to make distributions to our unitholders.
   . Our operations are subject to federal, state, and local laws and regulations relating to environmental protection and operational safety that could require us to make substantial expenditures.
   . Sunoco, Inc. and its affiliates have conflicts of interest and limited fiduciary responsibilities.
   . Unitholders cannot remove our general partner without its consent, which could lower the trading price of the common units.
   . You will experience immediate and substantial dilution of $8.47 per common unit.
   . You may be required to pay taxes on income from us even if you do not receive any cash distributions from us.

                                                        Per Common Unit    Total
                                                        --------------- ------------
Initial public offering price..........................     $20.25      $101,250,000
Underwriting discount..................................     $ 1.34      $  6,700,000
Proceeds, before expenses, to Sunoco Logistics Partners     $18.91      $ 94,550,000

The 5,750,000 common units offered hereby include 5,000,000 common units offered to the public and 750,000 common units that are subject to a 30-day option granted to the underwriters to cover over-allotments, if any. If all 750,000 common units are purchased by the underwriters, the underwriting discount will increase by $1,005,000 and the proceeds to Sunoco Logistics Partners will increase by $14,182,500. To the extent the underwriters do not exercise this option, our general partner will purchase these common units at the initial public offering price, resulting in additional proceeds to Sunoco Logistics Partners of $15,187,500 if all 750,000 common units are purchased by our general partner.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the common units on or about February 8, 2002.

--------------------------------------------------------------------------------
LEHMAN BROTHERS

            SALOMON SMITH BARNEY
                      UBS WARBURG
                                  BANC OF AMERICA SECURITIES LLC
                                            WACHOVIA SECURITIES
                                                     CREDIT SUISSE FIRST BOSTON
February 4, 2002

[Graphic A- Map of operating territory depicting the location of our Eastern Pipeline System, Terminal Facilities, Western Pipeline System and Sunoco R&M's refineries]

                               TABLE OF CONTENTS

PROSPECTUS SUMMARY...............................................................................................  1
   Sunoco Logistics Partners L.P.................................................................................  1
   Partnership Structure and Management..........................................................................  6
   The Offering..................................................................................................  8
   Summary Historical and Pro Forma Financial and Operating Data................................................. 10
   Summary of Conflicts of Interest and Fiduciary Responsibilities............................................... 12
RISK FACTORS..................................................................................................... 13
   Risks Inherent in Our Business................................................................................ 13
       We may not have sufficient cash from operations to enable us to pay the minimum quarterly distribution following establishment of cash reserves and payment of fees and expenses, including payments to our general partner............................................................... 13
       Cost reimbursements, which will be determined in our general partner's sole discretion, and  fees due our general partner and its affiliates will be substantial and will reduce our cash  available for distribution to you................................................................................. 14
       We depend upon Sunoco R&M for a substantial portion of the crude oil and refined products transported on our pipelines and handled at our terminals, and any reduction in these quantities could reduce our ability to make distributions to unitholders................................ 14
       Sunoco R&M's obligations under the pipelines and terminals storage and throughput agreement may be reduced or suspended in some circumstances, which would reduce our ability to make distributions to our unitholders........................................................................ 14
       If Sunoco R&M satisfies only its minimum obligations under, or if we are unable to renew or extend, our pipelines and terminals storage and throughput agreement, our ability to make distributions would be reduced.......................................................................... 15
       A significant decrease in demand for refined products in the markets served by our pipelines would reduce our ability to make distributions to our unitholders....................................... 16
       Due to our lack of asset diversification, adverse developments in our pipelines and terminals businesses would reduce our ability to make distributions to our unitholders............................ 16
       Rate regulation may not allow us to recover the full amount of increases in our costs, and a successful challenge to our rates would reduce our ability to make distributions to our unitholders............................................................................................. 16
       Our operations are subject to federal, state, and local laws and regulations relating to environmental protection and operational safety that could require us to make substantial expenditures............................................................................................ 17
       If existing or future state or federal government regulations banning or restricting the use of
         MTBE in gasoline take effect, our ability to make distributions to our unitholders would be reduced................................................................................................. 17
       When the price of foreign crude oil delivered to the United States is greater than that of domestic crude oil, or the price for the future delivery of crude oil falls below current prices, our customers are less likely to store crude oil, thereby reducing our storage revenues at our
         Nederland Terminal...................................................................................... 17
       A material decrease in the supply, or increase in the price, of crude oil available for transport through our Western Pipeline System would reduce our ability to make distributions to our unitholders............................................................................................. 18
       Any reduction in the capability of or the allocations to our shippers in interconnecting, third-party pipelines would cause a reduction of volumes transported in our pipelines and through our terminals, which would reduce our ability to make distributions to our unitholders...................... 18
       Our operations are subject to operational hazards and unforeseen interruptions for which we may not be adequately insured............................................................................... 18
       We are exposed to the credit risk of our customers in the ordinary course of our crude oil acquisition and marketing activities.................................................................... 18
       Competing pipelines could cause us to reduce our rates.................................................... 19
       If we do not make acquisitions on economically acceptable terms, any future growth will be limited................................................................................................. 19
       Restrictions in our and Sunoco, Inc.'s debt agreements may prevent us from engaging in some beneficial transactions or paying distributions......................................................... 19

   Risks Inherent in an Investment in Us...................................................................... 19
       Sunoco, Inc. and its affiliates have conflicts of interest and limited fiduciary responsibilities, which may permit them to favor their own interests to your detriment................................. 19
       Even if unitholders are dissatisfied, they cannot remove our general partner without its consent, which could lower the trading price of the common units.............................................. 20
       The control of our general partner may be transferred to a third party without unitholder consent.............................................................................................. 21
       You will experience immediate and substantial dilution of $8.47 per common unit........................ 21
       We may issue additional common units without your approval, which would dilute your ownership interests............................................................................................ 21
       Our general partner's discretion in establishing cash reserves may reduce the amount of cash available for distribution to you.................................................................... 22
       Sunoco, Inc. and its affiliates may engage in limited competition with us.............................. 22
       Our general partner may cause us to borrow funds in order to make cash distributions, even where the purpose or effect of the borrowing benefits the general partner or its affiliates.......... 22
       Our general partner has a limited call right that may require you to sell your common units  at an undesirable time or price......................................................................... 23
       You may not have limited liability if a court finds that unitholder action constitutes control  of our business......................................................................................... 23
   Tax Risks.................................................................................................. 23
       The IRS could treat us as a corporation, which would substantially reduce the cash available for distribution to unitholders...................................................................... 23
       A successful IRS contest of the federal income tax positions we take may adversely impact the market for our common units, and the costs of any contest will be borne by our unitholders and our general partner.............................................................................. 24
       You may be required to pay taxes on income from us even if you do not receive any cash distributions from us................................................................................ 24
       Tax gain or loss on the disposition of our common units could be different than expected............... 24
       Tax-exempt entities, regulated investment companies, and foreign persons face unique tax issues from owning common units that may result in adverse tax consequences to them......................... 24
       We will register as a tax shelter. This may increase the risk of an IRS audit of us or a unitholder........................................................................................... 24
       We will treat each purchaser of units as having the same tax benefits without regard to the units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units......................................................................................... 25
       You will likely be subject to state, local, and foreign taxes and return filing requirements as a result of investing in our common units.............................................................. 25

USE OF PROCEEDS............................................................................................... 26

CAPITALIZATION................................................................................................ 27

DILUTION...................................................................................................... 28

CASH DISTRIBUTION POLICY...................................................................................... 29
   Distributions of Available Cash............................................................................ 29
   Operating Surplus and Capital Surplus...................................................................... 29
   Subordination Period....................................................................................... 30
   Distributions of Available Cash from Operating Surplus during the Subordination Period..................... 31
   Distributions of Available Cash from Operating Surplus after the Subordination Period...................... 32
   Incentive Distribution Rights.............................................................................. 32
   Percentage Allocations of Available Cash from Operating Surplus............................................ 32
   Distributions from Capital Surplus......................................................................... 33

   Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels.  33
   Distributions of Cash Upon Liquidation..........................................  34

CASH AVAILABLE FOR DISTRIBUTION....................................................  36

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA OF SUNOCO LOGISTICS
  (PREDECESSOR) AND PRO FORMA FINANCIAL DATA OF SUNOCO LOGISTICS
  PARTNERS.........................................................................  38

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS....................................................................  40
   Introduction....................................................................  40
   Overview........................................................................  40
   Results of Operations...........................................................  46
   Liquidity and Capital Resources.................................................  53
   Environmental Matters...........................................................  57
   Impact of Inflation.............................................................  58
   New Accounting Pronouncements...................................................  58
   Quantitative and Qualitative Disclosures about Market Risk......................  59

BUSINESS...........................................................................  60
   Overview........................................................................  60
   Our Relationship with Sunoco, Inc...............................................  61
   Business Strategies.............................................................  64
   Competitive Strengths...........................................................  65
   Eastern Pipeline System.........................................................  66
   Terminal Facilities.............................................................  73
   Western Pipeline System.........................................................  79
   Other Business Opportunities....................................................  89
   Pipeline and Terminal Control Operations........................................  89
   Safety and Maintenance..........................................................  90
   Competition.....................................................................  91
   Sunoco R&M's Refining and Marketing Operations..................................  92
   Inactive Assets.................................................................  95
   Pipeline, Terminalling, and Storage Assets Retained by Sunoco, Inc..............  95
   Rate Regulation.................................................................  96
   Environmental Regulation........................................................ 100
   Environmental Remediation....................................................... 104
   Title to Properties............................................................. 105
   Employees....................................................................... 106
   Legal Proceedings............................................................... 106

MANAGEMENT......................................................................... 107
   Management of Sunoco Logistics Partners......................................... 107
   Directors and Executive Officers of Sunoco Partners LLC......................... 107
   Reimbursement of Expenses of the General Partner................................ 109
   Executive Compensation.......................................................... 109
   Compensation of Directors....................................................... 109
   Long-Term Incentive Plan........................................................ 109
   Management Incentive Plan....................................................... 110

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT..................... 111

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..................................... 112
   Distributions and Payments to the General Partner and Its Affiliates............ 112
   Agreements Governing the Transactions........................................... 113

           Omnibus Agreement........................................ 113
           Pipelines and Terminals Storage and Throughput Agreement. 116
           Other Agreements with Sunoco R&M and Sunoco, Inc......... 116

        CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES........ 117
           Conflicts of Interest.................................... 117
           Fiduciary Responsibilities............................... 119

        DESCRIPTION OF THE COMMON UNITS............................. 122
           The Units................................................ 122
           Transfer Agent and Registrar............................. 122
           Transfer of Common Units................................. 122

        DESCRIPTION OF THE SUBORDINATED UNITS....................... 124
           Conversion of Subordinated Units......................... 124
           Limited Voting Rights.................................... 125
           Distributions upon Liquidation........................... 125

        THE PARTNERSHIP AGREEMENT................................... 126
           Organization and Duration................................ 126
           Purpose.................................................. 126
           Power of Attorney........................................ 126
           Capital Contributions.................................... 126
           Limited Liability........................................ 127
           Issuance of Additional Securities........................ 127
           Amendment of the Partnership Agreement................... 128
           Action Relating to the Operating Partnership............. 130
           Merger, Sale, or Other Disposition of Assets............. 131
           Termination and Dissolution.............................. 131
           Liquidation and Distribution of Proceeds................. 131
           Withdrawal or Removal of the General Partner............. 132
           Transfer of General Partner Interests.................... 133
           Transfer of Ownership Interests in General Partner....... 133
           Transfer of Incentive Distribution Rights................ 133
           Change of Management Provisions.......................... 134
           Limited Call Right....................................... 134
           Meetings; Voting......................................... 134
           Status as Limited Partner or Assignee.................... 135
           Non-citizen Assignees; Redemption........................ 135
           Indemnification.......................................... 136
           Books and Reports........................................ 136
           Right to Inspect Our Books and Records................... 136
           Registration Rights...................................... 137

        UNITS ELIGIBLE FOR FUTURE SALE.............................. 138

        MATERIAL TAX CONSEQUENCES................................... 139
           Partnership Status....................................... 139
           Limited Partner Status................................... 140
           Tax Consequences of Unit Ownership....................... 141
           Tax Treatment of Operations.............................. 146
           Disposition of Common Units.............................. 147
           Uniformity of Units...................................... 148
           Tax-Exempt Organizations and Other Investors............. 149
           Administrative Matters................................... 150
           State, Local, Foreign and Other Tax Considerations....... 152


INVESTMENT IN SUNOCO LOGISTICS PARTNERS BY EMPLOYEE BENEFIT PLANS.......................... 153

UNDERWRITING............................................................................... 154

VALIDITY OF THE COMMON UNITS............................................................... 157

EXPERTS.................................................................................... 157

WHERE YOU CAN FIND MORE INFORMATION........................................................ 158

FORWARD-LOOKING STATEMENTS................................................................. 158

INDEX TO FINANCIAL STATEMENTS.............................................................. F-1

APPENDIX A  - Form of First Amended and Restated Agreement of Limited Partnership of Sunoco
              Logistics Partners L.P....................................................... A-1
APPENDIX B  - Form of Application for Transfer of Common Units............................. B-1
APPENDIX C  - Glossary of Terms............................................................ C-1
APPENDIX D  - Pro Forma Available Cash from Operating Surplus.............................. D-1

   You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations, and prospects may have changed since that date.

   Until March 1, 2002 (the 25th day after the date of this prospectus), all dealers effecting transactions in our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                              PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere in this prospectus. It does not contain all of the information that you should consider before investing in the common units. You should read the entire prospectus carefully, including the historical and pro forma financial statements and notes to those financial statements. The information presented in this prospectus assumes that all of the 750,000 common units subject to the over-allotment option are purchased by our general partner. You should read "Risk Factors" beginning on page 13 for more information about important factors that you should consider before buying the common units.

   We include a glossary of some of the terms used in this prospectus as Appendix C. References in this prospectus to "Sunoco Logistics Partners," "we," "our," "us," or like terms refer to Sunoco Logistics Partners L.P. References in this prospectus to "Sunoco R&M" refer to Sunoco, Inc. (R&M), a wholly owned subsidiary of Sunoco, Inc., through which Sunoco, Inc. conducts its refining and marketing operations.

                        Sunoco Logistics Partners L.P.

   We are a Delaware limited partnership recently formed by Sunoco, Inc. to acquire, own, and operate a geographically diverse and complementary group of refined product and crude oil pipelines and terminal facilities. We have an experienced management team dedicated to a growth strategy, and we intend to acquire additional assets in the future. Our business comprises three segments:

   . Eastern Pipeline System.  Our Eastern Pipeline System primarily serves
     Sunoco R&M's refining and marketing operations in the Northeast and Midwest United States and includes 1,895 miles of refined product pipelines, including a one-third interest in an 80-mile refined product pipeline and 58 miles of interrefinery pipelines between two of Sunoco R&M's refineries; a 123-mile wholly owned crude oil pipeline; and a 9.4% interest in Explorer Pipeline Company, a joint venture that owns a 1,413-mile refined product pipeline.

   . Terminal Facilities. Our Terminal Facilities consist of 32 inland refined product terminals with an aggregate capacity of 4.8 million barrels, which primarily serve our Eastern Pipeline System; a 2.0 million barrel refined product terminal serving Sunoco R&M's Marcus Hook refinery near Philadelphia, Pennsylvania; an 11.2 million barrel marine crude oil terminal on the Texas Gulf Coast, our Nederland Terminal; one inland and two marine crude oil terminals, with a combined capacity of 3.0 million barrels, and related pipelines, all of which serve Sunoco R&M's Philadelphia refinery; and a 1.0 million barrel liquefied petroleum gas, or LPG, terminal near Detroit, Michigan.

   . Western Pipeline System. Our Western Pipeline System gathers, purchases, sells, and transports crude oil principally in Oklahoma and Texas and consists of 1,883 miles of crude oil trunk pipelines and 870 miles of crude oil gathering lines that supply the trunk pipelines; 143 crude oil transport trucks; and 127 crude oil truck unloading facilities.

   We transport, terminal, and store refined products and crude oil in 11 states. We generate revenues by charging tariffs for transporting refined products and crude oil through our pipelines and by charging fees for terminalling and storing refined products, crude oil, and other hydrocarbons in, and for providing services at, our terminals. We also generate revenues by purchasing domestic crude oil and selling it to Sunoco R&M and other customers. Generally, as we purchase crude oil, we simultaneously enter into corresponding sale transactions involving physical deliveries of crude oil, which enables us to secure a profit on the transaction at the time of purchase and to establish a substantially balanced position.

   For the year ended December 31, 2000, on a pro forma basis, we had revenues of $1,821.9 million, EBITDA of $87.7 million, and net income of $49.3 million. For the nine months ended September 30, 2001, on a pro forma basis, we had revenues of $1,263.7 million, EBITDA of $73.1 million, and net income of $42.0 million.

Our Relationship with Sunoco, Inc.

   We have a strong and mutually beneficial relationship with Sunoco, Inc., one of the leading independent United States refining and marketing companies and the largest refiner in the Northeast United States. Sunoco, Inc. operates its businesses through a number of operating subsidiaries, the primary one being Sunoco R&M, which operates Sunoco, Inc.'s four refineries and markets gasoline and convenience items through approximately 4,150 retail sites. Substantially all of our business activities with Sunoco, Inc. are conducted through Sunoco R&M. The majority of our operations are strategically located within Sunoco R&M's refining and marketing supply chain. Sunoco R&M relies on us to provide transportation and terminalling services that support its refining and marketing operations.

   The following table sets forth the crude oil refining capacity in barrels per day, or bpd, of each of Sunoco R&M's refineries and, for the twelve months ended September 30, 2001, the percentages of crude oil and feedstocks and refined products that we transported or terminalled for Sunoco R&M:

                                Crude Oil / Feedstocks       Refined Products
                              -------------------------- -------------------------
                                             Percent of                 Percent of
                    Crude Oil  Transported     Sunoco     Transported     Sunoco
                    Refining  or Terminalled    R&M      or Terminalled    R&M
Sunoco R&M Refinery Capacity  by Our Assets   Volumes    by Our Assets   Volumes
------------------- --------- -------------- ----------- -------------- ----------
                      (bpd)
 Philadelphia, PA..  330,000       Yes              100%      Yes             63%
 Marcus Hook, PA...  175,000        No                0%      Yes             93%
 Toledo, OH........  140,000       Yes               52%      Yes             88%
 Tulsa, OK.........   85,000       Yes              100%      Yes/(1)/        22%/(1)/
                     -------                        ---                       --
     Total.........  730,000                         67%/(2)/                 71%/(1)/

--------
(1)The only refined product that we transport from the Tulsa refinery is lube extracted feedstock. Excluding that refinery, we transported or terminalled 77% of the total refined products from Sunoco R&M's refineries.
(2)Excluding the Marcus Hook refinery, we transported 87% of the total crude oil and feedstocks to Sunoco R&M's refineries.

   The success of our operations substantially depends upon the continued use of our pipelines and terminal facilities by Sunoco R&M. For the twelve months ended September 30, 2001, Sunoco R&M accounted for approximately 77% of the pro forma sales and other operating revenue of our Eastern Pipeline System, 63% of the pro forma sales and other operating revenue of our Terminal Facilities, and 68% of the pro forma sales and other operating revenue of our Western Pipeline System. The corresponding historical percentages for the twelve months ended September 30, 2001 were 77%, 56%, and 68%, respectively. For additional information concerning our sales and other operating revenue attributable to Sunoco R&M, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."

   With the exception of our Nederland Terminal, Sunoco R&M accounts for substantially all of the throughput volumes at our Terminal Facilities. In addition, Sunoco R&M and its affiliates are the only shippers on approximately 850 miles of our Eastern Pipeline System, and Sunoco R&M is the only shipper on approximately 45 miles of our Western Pipeline System. We expect to continue to derive a substantial portion of our revenues from Sunoco R&M for the foreseeable future. At the closing of this offering, we will enter into an agreement with Sunoco R&M under which Sunoco R&M will agree to use our pipelines and terminals for periods generally ranging from five to seven years. A more detailed description of this agreement begins on page 5.

   Sunoco, Inc. will retain a significant interest in our partnership through its indirect ownership of a 76.5% limited partner interest and a 2% general partner interest. In addition, to carry out our operations, our general partner and its affiliates, which are indirectly owned by Sunoco, Inc., will employ approximately 1,170 people who will provide direct support to our operations. We will not have any employees. Please read "Business--Employees."

   Sunoco, Inc.'s common stock trades on the New York Stock Exchange under the symbol "SUN." Sunoco, Inc. is subject to the information requirements of the Securities Exchange Act of 1934. Please read "Where You Can Find More Information."

Summary of Risk Factors

   An investment in our common units involves risks associated with our business, our partnership structure, and the tax characteristics of our common units. Those risks are described under the caption "Risk Factors" beginning on page 13 and include:

   Risks Inherent in Our Business

   . We may not have sufficient cash from operations to enable us to pay the minimum quarterly distribution following establishment of cash reserves and payment of fees and expenses, including payments to our general partner.

   . Cost reimbursements, which will be determined in our general partner's sole discretion, and fees due our general partner and its affiliates will be substantial and will reduce our cash available for distribution.

   . We depend upon Sunoco R&M for a substantial portion of the crude oil and refined products transported on our pipelines and handled at our terminals, and any reduction in these quantities could reduce our ability to make distributions to unitholders.

   . Sunoco R&M's obligations under the pipelines and terminals storage and throughput agreement may be reduced or suspended in some circumstances, which would reduce our ability to make distributions to our unitholders.

   . If Sunoco R&M satisfies only its minimum obligations under, or if we are unable to renew or extend, our pipelines and terminals storage and throughput agreement, our ability to make distributions would be reduced.

   . A significant decrease in demand for refined products in the markets served by our pipelines would reduce our ability to make distributions to our unitholders.

   . Due to our lack of asset diversification, adverse developments in our pipelines and terminals businesses would reduce our ability to make distributions to our unitholders.

   . Rate regulation may not allow us to recover the full amount of increases in our costs, and a successful challenge to our rates would reduce our ability to make distributions to our unitholders.

   . Our operations are subject to federal, state, and local laws and regulations relating to environmental protection and operational safety that could require us to make substantial expenditures.

   . If existing or future state or federal government regulations banning or restricting the use of MTBE in gasoline take effect, our ability to make distributions to our unitholders would be reduced.

   Risks Inherent in an Investment in Us

   . Sunoco, Inc. and its affiliates have conflicts of interest and limited fiduciary responsibilities, which may permit them to favor their own interests to your detriment.

   . Even if unitholders are dissatisfied, they cannot remove our general partner without its consent, which could lower the trading price of the common units.

   . The control of our general partner may be transferred to a third party without unitholder consent.

   . You will experience immediate and substantial dilution of $8.47 per common unit.

   . We may issue additional common units without your approval, which would dilute your ownership interests.

   . Our general partner's discretion in establishing cash reserves may reduce cash available for distribution.

   Tax Risks

   . The IRS could treat us as a corporation, which would substantially reduce the cash available for distribution to unitholders.

   . A successful IRS contest of the federal income tax positions we take may adversely impact the market for our common units, and the costs of any contest will be borne by our unitholders and our general partner.

   . You may be required to pay taxes on income from us even if you do not receive any cash distributions.

Business Strategies

   Our primary business strategies are to:

   . generate stable cash flows;

   . increase our pipeline and terminal throughput;

   . pursue strategic and accretive acquisitions that complement our existing asset base; and

   . continue to improve our operating efficiency and to reduce our costs.

Competitive Strengths

   We believe we are well-positioned to execute our business strategies successfully using the following competitive strengths:

   . We have a unique strategic relationship with Sunoco R&M's refining and marketing operations. Our refined product and crude oil pipelines and terminals are directly linked to Sunoco R&M's refineries and afford Sunoco R&M with the most cost-effective means to access crude oil and distribute refined products. Sunoco R&M has agreed to continue using our assets to transport, terminal, and store refined products and crude oil. Please read "Business--Our Relationship with Sunoco, Inc."

   . Our refined product pipelines and our terminals are strategically located in areas with high demand. We have a strong presence in the Northeast and Midwest United States, and our transportation and distribution assets in these regions operate at high utilization rates, providing us a base of stable cash flows.

   . We have a complementary portfolio of assets that are both geographically and operationally diverse. Our assets include refined product pipelines and terminals in the Northeast and Midwest United States and a crude oil terminal and pipelines in Texas, Oklahoma, and the Gulf Coast area. This diversity contributes to our stable cash flows.

   . Our pipelines and terminals are efficient and well-maintained. We have recently made significant investments to upgrade our asset base. Our refined product pipelines and many of our crude oil pipelines and our terminals are automated to provide continuous, real-time operational data. We use a state-of-the-art internal inspection program and other procedures to monitor the integrity of our pipelines.

   . Our executive officers and directors have extensive experience and include some of the most senior officers of Sunoco, Inc. Our management team has operated our assets for almost ten years. As a result, we believe we have the expertise to execute our business strategies. Our general partner has adopted compensation and incentive plans to closely align the interests of our executive officers with the interests of our common unitholders.

Recent Developments

   GulfMark Acquisition. On November 1, 2001, we acquired a 54-mile, 8-inch bi-directional crude oil pipeline and a related crude oil acquisition business from GulfMark Energy, Inc. for $5.0 million in cash. The pipeline extends from Sour Lake, Texas to Baytown, Texas and complements our existing Texas Gulf Coast and East Texas pipeline system. The crude oil acquisition business handles approximately 12,000 bpd and complements our existing crude oil acquisition and marketing business.

   Recent Financial Results. We expect operating income to be approximately $7.0 million to $9.0 million for the fourth quarter of 2001 as compared to $14.5 million for the fourth quarter of 2000. For the full year 2001, operating income is expected to range from $52.5 million to $54.5 million as compared to $59.3 million for 2000. Actual amounts will be determined upon completion of the financial statement closing process and audit.

   The expected decline in fourth quarter operating income is primarily attributable to a decrease in earnings in our Terminal Facilities, principally our Nederland Terminal. Fourth quarter 2000 income from Nederland benefited from significant volumes attributable to the sales of crude oil by the U.S. Department of Energy from its Strategic Petroleum Reserve. Eastern Pipeline System operating income decreased due to increases in expenses for environmental remediation and outside services and higher depreciation and amortization. This decrease was partially offset by higher refined product pipeline throughput volumes resulting from increased production at Sunoco R&M's Marcus Hook refinery, which underwent a major scheduled maintenance turnaround during the fourth quarter of 2000. A decline in Western Pipeline System operating income was primarily attributable to lower margins in our crude oil acquisition and marketing operations.

Our Pipelines and Terminals Storage and Throughput Agreement with Sunoco R&M

   Under our pipelines and terminals storage and throughput agreement with Sunoco R&M, Sunoco R&M will pay us fees generally comparable to those charged by third parties to:

   . transport on our refined product pipelines or throughput in our 32 inland refined product terminals an amount of refined products that will produce at least $75.0 million of revenue in the first year, escalating at 1.67% per year for the next four years. In addition, Sunoco R&M will pay us to transport on our refined product pipelines an amount of refined products that will produce at least $54.3 million of revenue in the sixth year and at least $55.2 million of revenue in the seventh year. Sunoco R&M will pay the published tariffs on the pipelines and contractually agreed upon fees at the terminals. On a pro forma basis, we would have received $82.8 million in revenue from Sunoco R&M for the use of these pipelines and terminals during the year ended December 31, 2000;

   . receive and deliver at least 130,000 bpd of refined products per year at our Marcus Hook Tank Farm for five years. In the first year, we will receive a fee of $0.1627 per barrel for the first 130,000 bpd and $0.0813 per barrel for volumes in excess of 130,000 bpd. These fees will escalate at the rate of 1.67% per year. During the year ended December 31, 2000, Sunoco R&M's throughput at the Marcus Hook Tank Farm averaged 133,455 bpd;

   . store 975,734 barrels of LPG per year at our Inkster Terminal, which represents all of our LPG storage capacity at this facility. In the first year of this seven-year agreement, we will receive a fee of $2.04 per barrel of committed storage, a fee of $0.204 per barrel for receipts greater than 975,734 barrels per year and a fee of $0.204 per barrel for deliveries greater than 975,734 barrels per year. These fees will escalate at the rate of 1.875% per year. For the past five years, Sunoco R&M has used the full capacity of our Inkster Terminal;

   . receive and deliver at least 290,000 bpd of crude oil or refined products per year at our Fort Mifflin Terminal Complex for seven years. In the first year, we will receive a fee of $0.1627 per barrel for the first 180,000 bpd and $0.0813 per barrel for volumes in excess of 180,000 bpd. These fees will escalate at the rate of 1.67% per year. Sunoco R&M's throughput at the Fort Mifflin Terminal Complex averaged 314,623 bpd during the year ended December 31, 2000; and

   . transport or cause to be transported an aggregate of at least 140,000 bpd of crude oil per year on our Marysville to Toledo, Nederland to Longview, Cushing to Tulsa, Barnsdall to Tulsa, and Bad Creek to Tulsa crude oil pipelines at the published tariffs for a term of seven years. During the year ended December 31, 2000, we and Sunoco R&M transported 165,149 bpd on these pipelines.

If Sunoco R&M fails to meet its minimum obligations pursuant to the contract terms set forth above, it will be required to pay us in cash the amount of any shortfall, which may be applied as a credit in the following year after Sunoco R&M's minimum obligations are met.

   Sunoco R&M's minimum revenue or throughput obligations may be permanently reduced or suspended if Sunoco R&M (1) shuts down or reconfigures one of its refineries (other than planned maintenance turnarounds), or is prohibited from using MTBE in the gasoline it produces, and (2) reasonably believes in good faith that such event will jeopardize its ability to satisfy these obligations. Sunoco, Inc. has advised us that it is not currently proceeding with any transaction or plan that it believes is likely to result in any reconfigurations or other operational changes in any of its refineries served by our assets that would have a material effect on Sunoco R&M's business relationship with us. Further, Sunoco, Inc. has also advised us that it is not considering a shutdown of any of its refineries served by our assets. Sunoco, Inc. is, however, actively managing its assets and operations, and, therefore, changes of some nature, possibly material to its business relationship with us, are likely to occur at some point in the future.

   To the extent Sunoco R&M does not extend or renew the pipelines and terminals storage and throughput agreement, our financial condition and results of operations may be adversely affected. Our assets were constructed or purchased to service Sunoco R&M's refining and marketing supply chain and are well-situated to suit Sunoco R&M's needs. As a result, we would expect that even if this agreement is not renewed, Sunoco R&M would continue to use our pipelines and terminals. However, we cannot assure you that Sunoco R&M will continue to use our facilities or that we will be able to generate additional revenues from third parties. Please read "Risk Factors--Risks Inherent in Our Business."

Other Agreements with Sunoco R&M and Sunoco, Inc.

   Under a 20-year lease agreement, Sunoco R&M will pay us $5.1 million in the first year to lease the 58 miles of interrefinery pipelines between Sunoco R&M's Philadelphia and Marcus Hook refineries, escalating at 1.67% per year for the next 19 years. On a pro forma basis, Sunoco R&M would have paid us $4.9 million for the use of these pipelines during the year ended December 31, 2000.

   Sunoco R&M will also agree to purchase from us at market-based rates particular grades of crude oil that our crude oil acquisition and marketing business purchases for delivery to pipelines in: Longview, Trent, Tye, and Colorado City, Texas; Haynesville, Louisiana; Marysville and Lewiston, Michigan; and Tulsa, Oklahoma. At Marysville and Lewiston, Michigan, we exchange Michigan sweet and Michigan sour crude oil we own for domestic sweet crude oil supplied by Sunoco R&M at market-based rates. The initial term of these agreements is two months. These agreements will renew on a monthly basis unless terminated by either party on 30 days' written notice. Sunoco R&M has indicated that it has no current intention to terminate these agreements. During the year ended December 31, 2000, Sunoco R&M purchased 79,346 bpd of crude oil from us in these areas.

   We will enter into an omnibus agreement with Sunoco, Inc. and its affiliates under which they will generally agree not to engage in the business of purchasing crude oil at the wellhead, or operating crude oil pipelines or terminals, refined product pipelines or terminals, or LPG terminals in the continental United States. In addition, this agreement addresses our payment of a fee to Sunoco, Inc. or our general partner for the provision of various general and administrative services, Sunoco R&M's reimbursement to us for certain maintenance expenditures, Sunoco, Inc.'s indemnification of us for certain environmental and other liabilities, and other matters.

                     PARTNERSHIP STRUCTURE AND MANAGEMENT

   Our operations will be conducted through, and our operating assets will be owned by, our operating partnership and its subsidiaries. Our general partner has sole responsibility for conducting our business and for managing our operations. The senior executives who currently manage our business will continue to manage and operate the business as the senior executives of our general partner. Our general partner or Sunoco, Inc. will receive an annual administrative fee, initially in the amount of $8.0 million, for the provision of various general and administrative services for our benefit. The $8.0 million fee does not include salaries of pipeline and terminal personnel or other employees of our general partner, including senior executives, or the cost of their employee benefits. We will also reimburse Sunoco, Inc. and its affiliates for direct expenses they incur on our behalf. We also anticipate incurring additional general and administrative costs, including costs related to operating as a separate publicly held entity. Please read "Certain Relationships and Related Transactions."

   Our principal executive offices are located at 1801 Market Street, Philadelphia, Pennsylvania 19103, and our phone number is (215) 977-6350.

   The chart on the following page depicts the organization and ownership of Sunoco Logistics Partners and our operating partnership after giving effect to the offering and the related formation transactions.

                      [FLOW CHART]

                 -----------------------------------------------
                                  Ownership of
                         Sunoco Logistics Partners L.P.*
                 Common Unitholders:
                     Public Unitholders..................  21.5%
                     Sunoco Partners LLC.................  27.5%

                 Subordinated Unitholder:
                     Sunoco Partners LLC.................  49.0%

                 General Partner Interest................   2.0%
                                                           -----
                                                            100%
                                                           =====
                 -----------------------------------------------

-------------------------                            --------------------------
   Public Unitholders                                       Sunoco, Inc.
 5,000,000 Common Units*
------------------------                            --------------------------
             \                                                      |
              \                                                    100%
                                                                Indirect
                                                                Ownership

                                                                   |
                                                   -----------------------------
                           21.5%                          Sunoco Partners LLC
                      Limited Partner                    (the General Partner)
                         Interest                      6,383,639 Common Units*
                             \                     11,383,639 Subordinated Units
                              \                    Incentive Distribution Rights
                                                   -----------------------------
                                                     |                   |


                                             76.5% Limited          2.0% General
                                            Partner Interest    Partner Interest
                                                     |                  /
                                           -------------------------------
                                            Sunoco Logistics Partners L.P.
                                                 (the Partnership)
                                           -------------------------------
                                             /
                              100%
                      Ownership Interest
                    /
--------------------------
 Sunoco Logistics Partners                                 |
          GP LLC                                     99.99% Limited
--------------------------                           Partner Interest
                     \                                     |
                          0.01% General
                        Partner Interest

                                          ----------------------------------
                                               Sunoco Logistics Partners
                                                   Operations L.P.
                                              (the Operating Partnership)
                                          ----------------------------------
                                                         |
                                                       100%
                                               Ownership Interest
                                                         |
                                          ----------------------------------
                                             Operating Subsidiaries
                                          ----------------------------------



-------------------
* Assumes all of the 750,000 common units subject to the over-allotment option are purchased by Sunoco Partners LLC.

                                 THE OFFERING

Common units offered to the
  public....................  5,000,000 common units.

                              5,750,000 common units if the underwriters exercise their over-allotment option in full. To the extent that the underwriters do not exercise their 750,000 common unit over-allotment option, our general partner will be obligated to purchase these common units at the initial public offering price.

Units outstanding after this
  offering..................  11,383,639 common units and 11,383,639 subordinated units, each representing a 49% limited partner interest in us.

Cash distributions..........  We intend to make minimum quarterly distributions of $0.45 per common unit to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. In general, we will pay any cash distributions we make each quarter in the following manner:

                              . first, 98% to the holders of common units and
                                2% to the general partner, until each common unit has received a minimum quarterly distribution of $0.45 plus any arrearages from prior quarters;

                              . second, 98% to the holders of subordinated
                                units and 2% to the general partner, until each subordinated unit has received a minimum quarterly distribution of $0.45; and

                              . third, 98% to all unitholders, pro rata, and 2%
                                to the general partner, until each unit has received a distribution of $0.50.

                              If cash distributions exceed $0.50 per unit in a quarter, our general partner will receive increasing percentages, up to 50%, of the cash we distribute in excess of that amount. We refer to these distributions as "incentive distributions."

                              We must distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner in its discretion. We refer to this cash as "available cash," and we define its meaning in our partnership agreement and in the glossary of terms attached as Appendix C. The amount of available cash may be greater than or less than the minimum quarterly distribution.

                              We believe that, based on the assumptions on page 37 of this prospectus, we will have sufficient cash from operations to make the minimum quarterly distribution of $0.45 on all units for each quarter through December 31, 2002. The amount of pro forma cash available for distribution generated during 2000 and the first nine months of 2001 would have been sufficient to allow us to pay the full minimum quarterly distribution on the common units, but would not have been sufficient to allow us to pay the full minimum quarterly distribution on the subordinated units, during these periods. Please read "Cash Available for Distribution."

Subordination period........  The subordination period will end once we meet the financial tests in the partnership agreement, but it generally cannot end before December 31, 2006.

                              When the subordination period ends, all
                              subordinated units will convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages.

Early conversion of
  subordinated units........  If we meet the financial tests in the partnership agreement for any quarter ending on or after December 31, 2004, 25% of the subordinated units will convert into common units. If we meet these tests for any quarter ending on or after December 31, 2005, an additional 25% of the subordinated units will convert into common units. The early conversion of the second 25% of the subordinated units may not occur until at least one year after the early conversion of the first 25% of subordinated units.

Issuance of additional
  units.....................  In general, during the subordination period we can issue up to 5,691,820 additional common units, or 50% of the common units outstanding immediately after this offering, without obtaining unitholder approval. We can also issue an unlimited number of common units for acquisitions that increase cash flow from operations per unit on a pro forma basis.

Voting rights...............  Our general partner will manage and operate us.
                              Unlike the holders of common stock in a
                              corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect our general partner or the directors of our general partner on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class.

Limited call right..........  If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price not less than the then-current market price of the common units.

Estimated ratio of taxable
  income to distributions...  We estimate that if you hold the common units you purchase in this offering through December 31, 2004, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20% or less of the cash distributed to you with respect to that period. Please read "Material Tax Consequences--Tax Consequences of Unit Ownership--Ratio of Taxable Income to Distributions" for the basis of this estimate.

Exchange listing............  The common units have been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol "SXL."

Senior notes................  Concurrently with this offering, our operating partnership will issue $250 million of senior notes. For a description of the senior notes, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital
                              Resources--Senior Notes."

         SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

   The following table shows summary historical financial and operating data of Sunoco Logistics (Predecessor) and pro forma financial data of Sunoco Logistics Partners L.P., in each case for the periods and as of the dates indicated. The summary historical financial data for Sunoco Logistics (Predecessor) for 1998, 1999 and 2000 are derived from the audited combined financial statements of Sunoco Logistics (Predecessor). The summary historical financial data for Sunoco Logistics (Predecessor) for September 30, 2000 and 2001 are derived from the unaudited combined financial statements of Sunoco Logistics (Predecessor).

   The pro forma financial statements of Sunoco Logistics Partners L.P. give pro forma effect to:

  . the contribution of certain assets and liabilities of Sunoco Logistics (Predecessor) to Sunoco Logistics Partners L.P.;

  .  the completion of this offering;

  . the issuance of the senior notes and the establishment of the revolving credit facility; and

  . the execution of the pipelines and terminals storage and throughput agreement with Sunoco R&M and the omnibus agreement with Sunoco R&M and Sunoco, Inc.

The summary pro forma financial data presented below for the year ended December 31, 2000 and as of and for the nine months ended September 30, 2001 are derived from our unaudited pro forma financial statements. The pro forma balance sheet assumes the offering and related transactions occurred as of September 30, 2001, and the pro forma statements of income assume the offering and related transactions occurred on January 1, 2000. A more complete explanation of the pro forma data can be found in our Unaudited Pro Forma Financial Statements.

   We define EBITDA as operating income plus depreciation and amortization. EBITDA provides additional information for evaluating our ability to make the minimum quarterly distribution and is presented solely as a supplemental measure. You should not consider EBITDA as an alternative to net income, income before income taxes, cash flows from operations, or any other measure of financial performance presented in accordance with accounting principles generally accepted in the United States. Our EBITDA may not be comparable to EBITDA or similarly titled measures of other entities as other entities may not calculate EBITDA in the same manner as we do.

   For the periods presented, Sunoco R&M was the primary or exclusive user of our refined product terminals, our Fort Mifflin Terminal Complex, and our Marcus Hook Tank Farm. Historically, most of the terminalling and throughput services provided by Sunoco Logistics (Predecessor) for Sunoco R&M's refining and marketing operations were at fees that enabled us to recover our costs, but not to generate any operating income. Accordingly, historical EBITDA for those assets was equal to their depreciation and amortization.

   Maintenance capital expenditures are capital expenditures made to replace partially or fully depreciated assets in order to maintain the existing operating capacity of our assets and to extend their useful lives. Expansion capital expenditures are capital expenditures made to expand the existing operating capacity of our assets, whether through construction or acquisition. We treat repair and maintenance expenditures that do not extend the useful life of existing assets as operating expenses as we incur them. The maintenance capital expenditures for the periods presented include several one-time projects to upgrade our technology, increase reliability, and lower our cost structure.

   Throughput is the total number of barrels per day transported on a pipeline system or through a terminal and includes barrels ultimately transported to a delivery point on another pipeline system.

   The following table should be read together with, and is qualified in its entirety by reference to, the historical and pro forma financial statements and the accompanying notes included elsewhere in this prospectus. The table should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                      Sunoco Logistics (Predecessor)                  Sunoco Logistics Partners L.P.
                                                Historical                                      Pro Forma
                      --------------------------------------------------------------  ------------------------------
                                                                 Nine Months Ended                      Nine Months
                              Year Ended December 31,              September 30,       Year Ended          Ended
                      --------------------------------------  ----------------------  December 31,     September 30,
                         1998     1999/(1)/          2000        2000        2001         2000             2001
                      ----------  ----------      ----------  ----------  ----------  ------------     -------------
                                            (in thousands, except per unit and operating data)
Income Statement
 Data:
Revenues:
 Sales and other
   operating
   revenue:
   Affiliates........ $  570,332  $  764,133      $1,301,079  $  964,885  $  837,124   $1,308,792       $   846,831
   Unaffiliated
    customers........    124,869     210,069         507,532     364,475     413,387      507,532           413,387
 Other income/(2)/...      5,022       6,133           5,574       4,032       3,474        5,574             3,474
                      ----------  ----------      ----------  ----------  ----------   ----------       -----------
Total revenues.......    700,223     980,335       1,814,185   1,333,392   1,253,985    1,821,898         1,263,692
                      ----------  ----------      ----------  ----------  ----------   ----------       -----------
Costs and expenses:
 Cost of products
   sold and
   operating
   expenses..........    583,587     866,610       1,699,541   1,247,403   1,164,381    1,699,541         1,164,381
 Depreciation and
   amortization......     18,622      19,911          20,654      15,217      17,682       20,654            17,682
 Selling, general
   and
   administrative
   expenses..........     29,890      27,461          34,683      25,971      26,213       34,683            26,213
                      ----------  ----------      ----------  ----------  ----------   ----------       -----------
Total costs and
 expenses............    632,099     913,982       1,754,878   1,288,591   1,208,276    1,754,878         1,208,276
                      ----------  ----------      ----------  ----------  ----------   ----------       -----------
Operating income.....     68,124      66,353          59,307      44,801      45,709       67,020            55,416
Net interest cost
 and debt expense....      7,117       6,487          10,304       6,640       8,504       17,736            13,423
                      ----------  ----------      ----------  ----------  ----------   ----------       -----------
Income before
 income tax expense..     61,007      59,866          49,003      38,161      37,205       49,284            41,993
Income tax expense...     23,116      22,488          18,483      14,411      13,920           --                --
                      ----------  ----------      ----------  ----------  ----------   ----------       -----------
Net income........... $   37,891  $   37,378      $   30,520  $   23,750  $   23,285   $   49,284       $    41,993
                      ==========  ==========      ==========  ==========  ==========   ==========       ===========
Pro forma net
 income per unit:
 Basic...............                                                                  $     2.12       $      1.81
                                                                                       ==========       ===========
 Diluted.............                                                                  $     2.11       $      1.80
                                                                                       ==========       ===========
Other Financial
 Data:
EBITDA............... $   86,746  $   86,264      $   79,961  $   60,018  $   63,391   $   87,674       $    73,098
Explorer Pipeline
 Company joint
 venture (9.4%
 ownership
 interest):
 Equity income....... $    3,885  $    4,591      $    3,766  $    2,482  $    3,094
 Cash dividends...... $    4,612  $    4,730      $    3,749  $    2,589  $    3,057
Net cash provided
 by operating
 activities.......... $   44,950  $  125,165      $   79,116  $   62,090  $   17,076
Net cash used in
 investing
 activities.......... $  (36,933) $  (75,120)     $  (77,292) $  (36,968) $  (40,518)
Net cash provided
 by (used in)
 financing
 activities.......... $   (8,017) $  (50,045)     $   (1,824) $  (25,122) $   23,442
Capital
 expenditures:
 Maintenance......... $   28,420  $   32,312      $   39,067  $   24,591  $   28,898
 Expansion...........      8,527      49,556/(1)/     18,854      11,484      11,324
                      ----------  ----------      ----------  ----------  ----------
Total capital
 expenditures........ $   36,947  $   81,868/(1)/ $   57,921  $   36,075  $   40,222
                      ==========  ==========      ==========  ==========  ==========
Operating Data
 (bpd):
Eastern Pipeline
 System
 throughput/(3)/.....    520,627     542,843         535,510     560,004     551,681
Terminal Facilities
 throughput..........  1,163,907   1,245,189       1,281,231   1,235,849   1,172,817
Western Pipeline
 System throughput...    253,124     252,098         295,991     291,538     289,496
Crude oil purchases
 at wellhead.........    155,606     145,425         176,964     178,965     177,189

Balance Sheet Data
 (at period end):
Net properties,
 plants and
 equipment........... $  430,848  $  481,967      $  518,605  $  503,718  $  541,441                    $  541,441
Total assets......... $  528,279  $  712,149      $  845,956  $  839,379  $  797,648                    $  855,441
Total debt,
 including current
 portion and debt
 due affiliate....... $   90,225  $   95,287      $  190,043  $  140,107  $  194,843                    $  253,156
Net parent
 investment/partners'
 equity.............. $  235,478  $  223,083      $  157,023  $  176,891  $  198,950                    $  306,967

--------
(1)On October 1, 1999, Sunoco Logistics (Predecessor) acquired the crude oil transportation and marketing operations of Pride Companies, L.P. for $29.6 million in cash and the assumption of $5.3 million of debt. The purchase price was allocated to the assets acquired and liabilities assumed based on their fair value. The acquired assets included Pride's 800-mile crude oil pipeline system, 800,000 barrels of tankage and related assets, and the right to purchase 35,000 barrels per day of third party lease crude oil. The results of operations and related operating data relating to the acquired business have been included in the above table from the date of acquisition. We have included the purchase price of this acquisition in expansion capital expenditures.
(2)Includes equity income from our investment in Explorer Pipeline Company, a joint venture in which we own a 9.4% interest.
(3)Excludes amounts attributable to our 9.4% ownership interest in Explorer Pipeline Company and our interrefinery pipelines. Also excludes amounts attributable to our Toledo, Twin Oaks, and Linden transfer pipelines, which transport large volumes over short distances and generate minimal revenues.

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        SUMMARY OF CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES

   Sunoco Partners LLC, our general partner, has a legal duty to manage us in a manner beneficial to our unitholders. This legal duty originates in statutes and judicial decisions and is commonly referred to as a "fiduciary" duty. However, because our general partner is indirectly owned by Sunoco, Inc., its officers and directors have fiduciary duties to manage the business of our general partner in a manner beneficial to Sunoco, Inc. and its affiliates. As a result of this relationship, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and our general partner and its affiliates, on the other hand. For a more detailed description of the conflicts of interest and fiduciary responsibilities of our general partner, please read "Conflicts of Interest and Fiduciary Responsibilities."

   Our partnership agreement limits the liability and reduces the fiduciary duties of our general partner to our unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions that might otherwise constitute breaches of our general partner's fiduciary duty. By purchasing a common unit, you are treated as having consented to various actions contemplated in the partnership agreement and conflicts of interest that might otherwise be considered a breach of fiduciary or other duties under applicable state law.

   For a description of our other relationships with our affiliates, please read "Certain Relationships and Related Transactions."

                                 RISK FACTORS

   Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

   If any of the following risks were actually to occur, our business, financial condition, or results of operations could be materially adversely affected. In that case, we might not be able to pay distributions on our common units, the trading price of our common units could decline, and you could lose all or part of your investment.

Risks Inherent in Our Business

We may not have sufficient cash from operations to enable us to pay the minimum quarterly distribution following establishment of cash reserves and payment of fees and expenses, including payments to our general partner.

   We may not have sufficient available cash each quarter to pay the minimum quarterly distribution. The amount of cash we can distribute on our common units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

   . the volume of refined products and crude oil transported in our pipelines or handled at our terminals;

   . the tariff rates and terminalling fees we charge;

   . our crude oil acquisition and marketing margins;

   . the level of our operating costs, including payments to our general partner; and

   . prevailing economic conditions.

   In addition, the actual amount of cash we will have available for distribution will depend on other factors such as:

   . the level of capital expenditures we make;

   . our debt service requirements;

   . fluctuations in our working capital needs;

   . our ability to make working capital borrowings under our revolving credit facility; and

   . the amount, if any, of cash reserves established by our general partner in its discretion.

   You should also be aware that the amount of cash we have available for distribution depends primarily on our cash flow, including cash flow from financial reserves and working capital borrowings, and not solely on profitability, which will be affected by non-cash items. As a result, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.

   Pro forma available cash from operating surplus generated during 2000 and the nine months ended September 30, 2001 would have been sufficient to allow us to pay the full minimum quarterly distribution on the common units, but insufficient by $12.6 million and $1.7 million, respectively, to pay the full minimum quarterly distribution on the subordinated units during these periods. For a calculation of our ability to make distributions to unitholders based on our pro forma results in 2000 and for the first nine months of 2001, please read "Cash Available for Distribution" and Appendix D.

Cost reimbursements, which will be determined in our general partner's sole discretion, and fees due our general partner and its affiliates will be substantial and will reduce our cash available for distribution to you.

   Payments to our general partner will be substantial and will reduce the amount of available cash for distribution to unitholders. For three years following this offering, we will pay Sunoco, Inc. or our general partner an administrative fee of $8.0 million per year for the provision by Sunoco, Inc. or its affiliates of various general and administrative services for our benefit. The administrative fee may increase in the second and third years by up to a maximum of 2.5% per year and may also increase if we make an acquisition that requires an increase in the level of general and administrative services that we receive from Sunoco, Inc. or its affiliates. In addition, the general partner will be entitled to reimbursement for all other expenses it incurs on our behalf, including the salaries of and the cost of employee benefits for employees of our general partner, including senior executives, who provide services to us. Our general partner has sole discretion in determining the amount of these expenses. Our general partner and its affiliates also may provide us other services for which we will be charged fees as determined by our general partner. Please read "Conflicts of Interest and Fiduciary Responsibilities--Conflicts of Interest."

We depend upon Sunoco R&M for a substantial portion of the crude oil and refined products transported on our pipelines and handled at our terminals, and any reduction in these quantities could reduce our ability to make distributions to unitholders.

   For the twelve months ended September 30, 2001, Sunoco R&M accounted for approximately 77% of the pro forma sales and other operating revenue of our Eastern Pipeline System, 63% of the pro forma sales and other operating revenue of our Terminal Facilities, and 68% of the pro forma sales and other operating revenue of our Western Pipeline System. We received the balance of our revenues from third parties. We will continue to remain dependent on third parties for additional revenues. Our pipelines and terminals storage and throughput agreement does not cover our crude oil acquisition and marketing business or our Nederland Terminal. In addition, although the contract makes provision for escalation of the fees charged to Sunoco R&M, the increased fees may be inadequate to cover increased costs in the future.

   With the exception of our Nederland Terminal, Sunoco R&M accounts for substantially all of the throughput volumes at our Terminal Facilities. In addition, Sunoco R&M and its affiliates are the only shippers on approximately 850 miles of our Eastern Pipeline System, and Sunoco R&M is the only shipper on approximately 45 miles of our Western Pipeline System. We expect to continue to derive a substantial portion of our revenues from Sunoco R&M for the foreseeable future. If Sunoco R&M were to decrease the throughput transported on our pipelines for any reason, our revenues would decline and our ability to make distributions to unitholders would be adversely affected.

Sunoco R&M's obligations under the pipelines and terminals storage and throughput agreement may be reduced or suspended in some circumstances, which would reduce our ability to make distributions to our unitholders.

   Sunoco R&M's obligations under the pipelines and terminals storage and throughput agreement may be permanently reduced in some circumstances, which would reduce our ability to make distributions to our unitholders. These events, some of which are within the exclusive control of Sunoco R&M, include:

   . Governmental action that prohibits Sunoco R&M from using MTBE in the gasoline it produces if Sunoco R&M reasonably believes in good faith that this action will jeopardize its ability to satisfy its minimum revenue or throughput obligations.

   . The inability of Sunoco R&M and us to agree on the amount of any surcharge required to be paid by Sunoco R&M to cover substantial and unanticipated costs that we may incur in complying with new laws or governmental regulations applicable to our Terminal Facilities.

   . A decision by Sunoco R&M to shut down or reconfigure one or more of its refineries if Sunoco R&M reasonably believes in good faith that such event will jeopardize its ability to satisfy its minimum revenue or throughput obligations. Factors that might lead Sunoco R&M to shut down or reconfigure a refinery include:

       -  reduced demand for refined products produced at the refinery;

       - increasingly stringent environmental regulations. For example, Sunoco R&M has estimated that it will be required to make capital expenditures of approximately $300 million to $400 million over the next five years at its refineries to bring them into compliance with the Environmental Protection Agency's new rules limiting the sulfur in motor gasoline and diesel fuel;

       - a catastrophic event at a refinery, such as a major fire, flood, or explosion; and

       - environmental proceedings or other litigation that could limit all or a portion of the operations at a refinery. As part of a Clean Air Act enforcement initiative, the EPA has requested information relating to potential violations of the Clean Air Act from Sunoco R&M and other refiners. The EPA has entered into consent agreements with several refiners that require them to make significant capital expenditures to install control equipment to reduce emissions of sulfur dioxide, nitrogen oxides, and particulate matter. Pursuant to this enforcement initiative, Sunoco R&M recently has received notices of violation from the EPA relating to its Marcus Hook, Philadelphia, and Toledo refineries. Sunoco R&M is currently evaluating the notices of violation for all three refineries to determine how it will respond. In resolving these notices of violation, Sunoco R&M could be required to make significant capital expenditures, operate these refineries at reduced levels, and pay significant penalties. See "Business--Environmental Regulation."

   Depending on the ultimate cost of complying with existing and future environmental regulations or proceedings, Sunoco R&M may determine that it is more economical to reduce production at a refinery or shut down all or a portion of a refinery rather than make these capital expenditures. Sunoco R&M's obligations under the pipelines and terminals storage and throughput agreement would be reduced in this event and our ability to make distributions to our unitholders would also be reduced.

   Furthermore, Sunoco R&M's obligations would be temporarily suspended during the occurrence of an event that is outside the control of the parties, which renders performance impossible with respect to an asset for at least 30 days. The occurrence of any of these events could reduce our revenues and cash flow, and our ability to make distributions to our unitholders.

   Sunoco, Inc. continually considers opportunities presented by third parties with respect to its refinery assets. These opportunities may include offers to purchase and joint venture propositions. Sunoco, Inc. also continually considers changes to its refineries. Those changes may involve new facilities, reduction in certain operations or modifications of facilities or operations. Changes may be considered to meet market demands, to satisfy regulatory requirements or environmental and safety objectives, to improve operational efficiency or for other reasons. Sunoco, Inc. is actively managing its assets and operations, and, therefore, changes of some nature, possibly material to its business relationship with us, are likely to occur at some point in the future.

If Sunoco R&M satisfies only its minimum obligations under, or if we are unable to renew or extend, our pipelines and terminals storage and throughput agreement, our ability to make distributions would be reduced.

   Sunoco R&M may reduce the volumes it transports on our pipelines or delivers at our terminals to the minimum amounts it is obligated to transport or deliver under the pipelines and terminals storage and throughput agreement. If Sunoco R&M had only transported or delivered amounts equal to its minimum commitments during the past twelve months, we would not have been able to make the minimum quarterly distribution on all the units in the absence of a significant increase in new business from third parties. In addition, the terms of Sunoco R&M's obligations under the pipelines and terminals storage and throughput agreement are of relatively brief duration, ranging from five to seven years. If Sunoco R&M fails to use our facilities after expiration of the agreement and we are unable to generate additional revenues from third parties, our ability to make cash distributions to unitholders will be reduced.

A significant decrease in demand for refined products in the markets served by our pipelines would reduce our ability to make distributions to our unitholders.

   A sustained decrease in demand for refined products in the markets served by our pipelines would significantly reduce our revenues and, therefore, reduce our ability to make distributions to our unitholders. Factors that could lead to a decrease in market demand include:

   . a recession or other adverse economic condition that results in lower spending by consumers on gasoline, diesel fuel, and travel;

   . an increase in the market price of crude oil that leads to higher refined product prices;

   . higher fuel taxes or other governmental or regulatory actions that increase, directly or indirectly, the cost of gasoline or other refined products; and

   . a shift by consumers to more fuel-efficient or alternative fuel vehicles or an increase in fuel economy, whether as a result of technological advances by manufacturers, pending legislation proposing to mandate higher fuel economy, or otherwise.

Due to our lack of asset diversification, adverse developments in our pipelines and terminals businesses would reduce our ability to make distributions to our unitholders.

   We rely exclusively on the revenues generated from our pipelines and terminals businesses. Due to our lack of asset diversification, an adverse development in one of these businesses would have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets.

Rate regulation may not allow us to recover the full amount of increases in our costs, and a successful challenge to our rates would reduce our ability to make distributions to our unitholders.

   The primary rate-making methodology of the Federal Energy Regulatory Commission, or FERC, is price indexing. We use this methodology in all of our interstate markets. The indexing method allows a pipeline to increase its rates by a percentage equal to the change in the producer price index for finished goods minus 1%. If the index rises by less than 1% or falls, we will be required to reduce our rates that are based on the FERC's price indexing methodology if they exceed the new maximum allowable rate. In addition, changes in the index might not be large enough to fully reflect actual increases in our costs. The FERC's rate-making methodologies may limit our ability to set rates based on our true costs or may delay the use of rates that reflect increased costs. Any of the foregoing would adversely affect our revenues and cash flow.

   Under the Energy Policy Act adopted in 1992, our interstate pipeline rates were deemed just and reasonable or "grandfathered." As that Act applies to our rates, a person challenging a grandfathered rate must, as a threshold matter, establish a substantial change since the date of enactment of the Act, in either the economic circumstances or the nature of the service that formed the basis for the rate. A complainant might assert that the creation of the partnership itself constitutes such a change, an argument that has not previously been specifically addressed by the FERC. If the FERC were to find a substantial change in circumstances, then the existing rates could be subject to detailed review. There is a risk that some of our rates could be found to be in excess of levels justified by our cost of service. In such event, the FERC would order us to reduce our rates. Any such reduction would result in lower revenues and cash flows and would reduce our ability to make distributions to our unitholders. Please read "Business--Rate Regulation--Our Pipelines."

   In a 1995 decision involving an unrelated oil pipeline limited partnership, the FERC partially disallowed the inclusion of income taxes in that partnership's cost of service. In another FERC proceeding involving a different oil pipeline limited partnership, the FERC held that the oil pipeline limited partnership may not claim an income tax allowance for income attributable to non-corporate limited partners. If our rates were challenged and the FERC were to disallow the inclusion of an income tax allowance in our cost of service, it may be more difficult for us to justify our rates.

   In addition, a state commission could also investigate our intrastate rates or our terms and conditions of service on its own initiative or at the urging of a shipper or other interested party. If a state commission found that our rates exceeded levels justified by our cost of service, the state commission could order us to reduce our rates.

   Sunoco R&M has agreed not to challenge, or to cause others to challenge or assist others in challenging, our tariff rates in effect during the term of the pipelines and terminals storage and throughput agreement. This agreement does not prevent other current or future shippers from challenging our tariff rates. At the end of the term of the agreement, Sunoco R&M will be free to challenge, or to cause other parties to challenge or assist others in challenging, our tariff rates in effect at that time. If any party successfully challenges our tariff rates, the effect would be to reduce our ability to make distributions to our unitholders.

   Potential changes to current rate-making methods and procedures may impact the federal and state regulations under which we will operate in the future. In addition, if the FERC's petroleum pipeline ratemaking methodology changes, the new methodology could result in tariffs that generate lower revenues and cash flow and adversely affect our ability to make cash distributions to our unitholders. Please read "Business--Rate Regulation" for more information on our tariff rates.

Our operations are subject to federal, state, and local laws and regulations relating to environmental protection and operational safety that could require us to make substantial expenditures.

   Our pipelines, gathering systems, and terminal operations are subject to increasingly strict environmental and safety laws and regulations. The transportation and storage of refined products and crude oil result in a risk that refined products, crude oil, and other hydrocarbons may be suddenly or gradually released into the environment, potentially causing substantial expenditures for a response action, significant government penalties, liability to government agencies for natural resources damages, personal injury, or property damages to private parties and significant business interruption. We own or lease a number of properties that have been used to store or distribute refined products and crude oil for many years. Many of these properties have also been operated by third parties whose handling, disposal, or release of hydrocarbons and other wastes were not under our control. We expect it will cost approximately $8.8 million to assess, monitor, and remediate 19 sites where releases of crude oil or petroleum products have occurred. Please read "Business--Environmental Regulation" and "--Environmental Remediation" for more information.

   We estimate that we will spend $8.2 million on storage tank inspection and repair over the next five years at our Nederland Terminal. We also expect to spend approximately $8.0 million in each of the next five years to comply with the recently adopted pipeline integrity management rule of the U.S. Department of Transportation, or DOT. Although Sunoco, Inc. has agreed to indemnify us for costs in excess of $8.0 million per year, up to a maximum of $15.0 million over the next five years with regard to compliance with this DOT pipeline integrity management rule, the cost to perform such activities may exceed these estimated amounts and the amount of any indemnification. If we are not able to recover the excess costs through increased tariffs and revenues, cash distributions to our unitholders would be adversely affected.

If existing or future state or federal government regulations banning or restricting the use of MTBE in gasoline take effect, our ability to make distributions to our unitholders would be reduced.

   Our Eastern refined product pipeline system transports from Sunoco R&M's refineries gasoline containing MTBE, an oxygenate used extensively to reduce motor vehicle tailpipe emissions. Many states, including New York and Connecticut, have banned or restricted the use of MTBE in gasoline commencing as early as 2003 in response to concerns about MTBE's adverse impact on ground or surface water. Other states are considering bans or restrictions on MTBE or opting out of the EPA's reformulated gasoline program, either of which events would reduce the use of MTBE. Any ban or restriction on the use of MTBE may lead to the greater use of ethanol. Unlike MTBE, which can be blended in gasoline at the refinery, ethanol is blended at the terminal and is not transported by our pipelines. Any revenues we would receive for blending ethanol might not offset the loss of revenues we would suffer from the reduced volumes we transport on our Eastern refined product pipelines. In addition, Congress is currently considering removing or modifying the oxygenate requirement, which could reduce the amount of gasoline transported on our Eastern refined product pipelines and reduce our ability to make distributions to our unitholders.

When the price of foreign crude oil delivered to the United States is greater than that of domestic crude oil, or the price for the future delivery of crude oil falls below current prices, our customers are less likely to store crude oil, thereby reducing our storage revenues at our Nederland Terminal.

   Most of the crude oil stored at our Nederland Terminal is foreign crude oil. When the price of foreign crude oil delivered to the United States is greater than that of domestic crude oil, the demand for this storage capacity may decrease. If this market condition occurs, our storage revenues will be lower, which would reduce our ability to make distributions to our unitholders.

   When the price of crude oil in a given month exceeds the price of crude oil for delivery in a subsequent month, the market is backwardated. When the crude oil market is backwardated, the demand for storage capacity at our Nederland Terminal may decrease because crude oil producers can capture a premium for prompt deliveries rather than storing it for sale later. The market has been in backwardation for much of the last several years. In a backwardated market, our storage revenues may be lower, which would reduce our ability to make distributions to our unitholders.

A material decrease in the supply, or increase in the price, of crude oil available for transport through our Western Pipeline System would reduce our ability to make distributions to our unitholders.

   The volume of crude oil we transport in our crude oil pipelines depends on the availability of attractively priced crude oil produced in the areas accessible to our crude oil pipelines and received from other common carrier pipelines. If we do not replace volumes lost due to a material temporary or permanent decrease in supply, the volumes of crude oil transported through our pipelines would decline, reducing our revenues and cash flow and our ability to make distributions to our unitholders. For example, some of the gathering systems that supply crude oil that we transport on our Western Pipeline System are experiencing a decline in production. In addition, sustained low crude oil prices could lead to a decline in drilling activity and production levels or the shutting-in or abandonment of marginal wells. Similarly, a temporary or permanent material increase in the price of crude oil supplied from any of these sources, as compared to alternative sources of crude oil available to our customers, would cause the volumes of crude oil transported in our pipelines to decline, thereby reducing our revenues and cash flow and adversely affecting our ability to make cash distributions to our unitholders.

Any reduction in the capability of or the allocations to our shippers in interconnecting, third-party pipelines would cause a reduction of volumes transported in our pipelines and through our terminals, which would reduce our ability to make distributions to our unitholders.

   Sunoco R&M and the other users of our pipelines and terminals are dependent upon connections to third-party pipelines to receive and deliver crude oil and refined products. Any reduction of capabilities of these interconnecting pipelines due to testing, line repair, reduced operating pressures, or other causes would result in reduced volumes transported in our pipelines or through our terminals. Similarly, if additional shippers begin transporting volumes over interconnecting pipelines, the allocations to our existing shippers would be reduced, which would also reduce volumes transported in our pipelines or through our terminals. Any reduction in volumes transported in our pipelines or through our terminals would adversely affect our revenues and cash flow.

Our operations are subject to operational hazards and unforeseen interruptions for which we may not be adequately insured.

   Our operations are subject to operational hazards and unforeseen interruptions such as natural disasters, adverse weather, accidents, fires, explosions, hazardous materials releases, and other events beyond our control. These events might result in a loss of equipment or life, injury, or extensive property damage, as well as an interruption in our operations. We may not be able to maintain or obtain insurance of the type and amount we desire at reasonable rates. As a result of market conditions, premiums and deductibles for certain of our insurance policies have increased substantially, and could escalate further. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. For example, insurance carriers are now requiring broad exclusions for losses due to war risk and terrorist acts. If we were to incur a significant liability for which we were not fully insured, it could have a material adverse effect on our financial position.

We are exposed to the credit risk of our customers in the ordinary course of our crude oil acquisition and marketing activities.

   When we purchase crude oil at the wellhead, we sometimes pay all of or a portion of the production proceeds to an operator who distributes these proceeds to the various interest owners, an arrangement that exposes us to operator credit risk. Therefore, we must determine whether operators have sufficient financial resources to make these payments and distributions and to indemnify and defend us in case of a protest, action, or complaint. Even if our credit review and analysis mechanisms work properly, we may experience losses in dealings with operators and other parties.

Competing pipelines could cause us to reduce our rates.

   If a competing crude oil or refined product pipeline charged lower rates than we do, we could be forced to reduce our rates to remain competitive, which would reduce our revenues and cash flow. Several companies have announced pipeline expansion or conversion projects that will likely begin competing with Explorer Pipeline Company and portions of our West Texas pipeline system this year.

If we do not make acquisitions on economically acceptable terms, any future growth will be limited.

   Our future growth will depend principally on our ability to make acquisitions at attractive prices. If we are unable to identify attractive acquisition candidates or we are unable to acquire businesses on economically acceptable terms, our future growth will be limited. Any acquisition involves potential risks, including:

   . the inability to integrate the operations of recently acquired businesses;

   . the diversion of management's attention from other business concerns;

   . customer or key employee loss from the acquired businesses; and

   . a significant increase in our indebtedness and working capital requirements.

   Any of these factors would adversely affect our ability to achieve anticipated levels of cash flows from our acquisitions or realize other anticipated benefits. In addition, competition from other buyers could reduce our acquisition opportunities or cause us to pay a higher price than we might otherwise pay.

Restrictions in our and Sunoco, Inc.'s debt agreements may prevent us from engaging in some beneficial transactions or paying distributions.

   Upon completion of this offering, we expect our total outstanding long-term indebtedness to be approximately $255 million, including $250 million of senior notes and approximately $5 million of other indebtedness. Our payment of principal and interest on the debt will reduce the cash available for distribution on our units, as will our obligation to repurchase the senior notes upon the occurrence of specified events involving a change of control of our general partner. In addition, we will be prohibited by our credit facility and the senior notes from making cash distributions during an event of default, or if the payment of a distribution would cause an event of default, under any of our debt agreements. The termination of our pipelines and terminals storage and throughput agreement prior to its expiration will constitute an event of default under our credit facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Credit Facility." Our leverage and various limitations in our credit facility and the senior notes may reduce our ability to incur additional debt, engage in some transactions, and capitalize on acquisition or other business opportunities. Sunoco, Inc.'s revolving credit agreement also limits the aggregate amount of debt Sunoco, Inc. and its consolidated subsidiaries, including us, may borrow. Since Sunoco, Inc. will own and control our general partner, we may not be permitted to incur additional debt if the effect would be to cause an event of default under Sunoco, Inc.'s revolving credit agreement. Any subsequent refinancing of Sunoco, Inc.'s or our current debt or any new debt could have similar or greater restrictions.

Risks Inherent in an Investment in Us

Sunoco, Inc. and its affiliates have conflicts of interest and limited fiduciary responsibilities, which may permit them to favor their own interests to your detriment.

   Following the offering, Sunoco, Inc. will indirectly own the 2% general partner interest and a 76.5% limited partner interest in us and will own and control our general partner. Conflicts of interest may arise between

Sunoco, Inc. and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, the general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:

   . Sunoco R&M, as a shipper on our pipelines, has an economic incentive not to cause us to seek higher tariff rates or terminalling fees, even if such higher rates or terminalling fees would reflect rates that could be obtained in arm's-length, third-party transactions;

   . neither our partnership agreement nor any other agreement requires Sunoco, Inc. to pursue a business strategy that favors us or utilizes our assets, including whether to increase or decrease refinery production, whether to shut down or reconfigure a refinery, or what markets to pursue or grow. Sunoco, Inc.'s directors and officers have a fiduciary duty to make these decisions in the best interests of the stockholders of Sunoco, Inc.;

   . our general partner is allowed to take into account the interests of parties other than us, such as Sunoco, Inc., in resolving conflicts of interest;

   . our general partner may limit its liability and reduce its fiduciary duties, while also restricting the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty;

   . our general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuance of additional partnership securities, and reserves, each of which can affect the amount of cash that is distributed to our unitholders;

   . our general partner determines which costs incurred by Sunoco, Inc. and its affiliates are reimbursable by us;

   . our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered on terms that are fair and reasonable to us or entering into additional contractual arrangements with any of these entities on our behalf;

   . our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates, including the pipelines and terminals storage and throughput agreement with Sunoco R&M;

   . our general partner decides whether to retain separate counsel, accountants, or others to perform services for us; and

   . Sunoco, Inc. may at any time propose that we undertake a project to develop and construct or acquire an asset, and if our general partner determines in its good faith judgment, with the concurrence of its conflicts committee, that the project, including the terms on which Sunoco, Inc. would agree to use such asset, will be beneficial on the whole to us and that proceeding with the project will not effectively preclude us from undertaking another project that will be more beneficial to us, we will be required to use our commercially reasonable efforts to finance, develop, and construct or acquire the asset.

   Please read "Certain Relationships and Related Transactions--Omnibus Agreement" and "Conflicts of Interest and Fiduciary Responsibilities."

Even if unitholders are dissatisfied, they cannot remove our general partner without its consent, which could lower the trading price of the common units.

   Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management's decisions regarding our business. Unitholders did not elect our general partner or its board of directors and will have no right to elect our general partner or its board of directors on an annual or other continuing basis. The board of directors of our general partner is chosen by the members of our general partner. Furthermore, if the unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

   The unitholders will be unable initially to remove the general partner without its consent because the general partner and its affiliates will own sufficient units upon completion of the offering to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding units voting together as a single class is required to remove the general partner. At closing, the general partner and its affiliates will own 78.0% of the units. Also, if the general partner is removed without cause during the subordination period and units held by the general partner are not voted in favor of that removal, all remaining subordinated units will automatically be converted into common units and any existing arrearages on the common units will be extinguished. A removal of the general partner under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we had met certain distribution and performance tests.

   Cause is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable for actual fraud, gross negligence, or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business, so the removal of the general partner because of the unitholders' dissatisfaction with the general partner's performance in managing our partnership will most likely result in the termination of the subordination period.

   Furthermore, unitholders' voting rights are further restricted by the partnership agreement provision providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than the general partner, its affiliates, their transferees, and persons who acquired such units with the prior approval of the board of directors of the general partner, cannot vote on any matter.

   The partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders' ability to influence the manner or direction of management.

The control of our general partner may be transferred to a third party without unitholder consent.

   The general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, there is no restriction in the partnership agreement on the ability of the owner of the general partner from transferring its ownership interest in the general partner to a third party. The new owner of the general partner would then be in a position to replace the board of directors and officers of the general partner with its own choices and to control the decisions taken by the board of directors and officers.

You will experience immediate and substantial dilution of $8.47 per common unit.

   The initial public offering price of $20.25 per unit exceeds pro forma net tangible book value of $11.78 per unit. You will incur immediate and substantial dilution of $8.47 per common unit. This dilution results primarily because the assets contributed by our general partner are recorded at their historical cost, and not their fair value, in accordance with generally accepted accounting principles. Please read "Dilution."

We may issue additional common units without your approval, which would dilute your ownership interests.

   During the subordination period, our general partner, without the approval of our unitholders, may cause us to issue up to 5,691,820 additional common units. Our general partner may also cause us to issue an unlimited number of additional common units or other equity securities of equal rank with the common units, without unitholder approval, in a number of circumstances such as:

   . the issuance of common units in connection with acquisitions that increase cash flow from operations per unit on a pro forma basis;

   . the conversion of subordinated units into common units;

   . the conversion of units of equal rank with the common units into common units under some circumstances;

   . the conversion of the general partner interest and the incentive distribution rights into common units as a result of the withdrawal of our general partner;

   . issuances of common units under our long-term incentive plan; or

   . issuances of common units to repay up to $40.0 million of certain indebtedness.

   After the end of the subordination period, we may issue an unlimited number of limited partner interests of any type without the approval of our unitholders. Our partnership agreement does not give our unitholders the right to approve our issuance of equity securities ranking junior to the common units at any time.

   The issuance of additional common units or other equity securities of equal or senior rank will have the following effects:

   . our unitholders' proportionate ownership interest in us will decrease;

   . the amount of cash available for distribution on each unit may decrease;

   . because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

   . the relative voting strength of each previously outstanding unit may be diminished; and

   . the market price of the common units may decline.

Our general partner's discretion in establishing cash reserves may reduce the amount of cash available for distribution to you.

   The partnership agreement requires the general partner to deduct from operating surplus cash reserves that in its reasonable discretion are necessary to fund our future operating expenditures. In addition, the partnership agreement permits the general partner to reduce available cash by establishing cash reserves for the proper conduct of our business, to comply with applicable law or agreements to which we are a party, or to provide funds for future distributions to partners. These cash reserves will affect the amount of cash available for distribution to you.

Sunoco, Inc. and its affiliates may engage in limited competition with us.

   Sunoco, Inc. and its affiliates may engage in limited competition with us. Pursuant to the omnibus agreement, Sunoco, Inc. and its affiliates will agree not to engage in the business of purchasing crude oil at the wellhead or operating refined product or crude oil pipelines or terminals or LPG terminals in the continental United States. The omnibus agreement, however, does not apply to:

   . any business operated by Sunoco, Inc. or any of its subsidiaries at the closing of this offering;

   . any logistics asset constructed by Sunoco, Inc. or any of its subsidiaries within a manufacturing or refining facility in connection with the operation of that facility;

   . any business that Sunoco, Inc. or any of its subsidiaries acquires or constructs that has a fair market value of less than $5.0 million; and

   . any business that Sunoco, Inc. or any of its subsidiaries acquires or constructs that has a fair market value of $5.0 million or more if we have been offered the opportunity to purchase the business for fair market value, and we decline to do so with the concurrence of our conflicts committee.

   Upon a change of control of Sunoco, Inc. or a sale of the general partner by Sunoco, Inc., the non-competition provisions of the omnibus agreement may terminate.

Our general partner may cause us to borrow funds in order to make cash distributions, even where the purpose or effect of the borrowing benefits the general partner or its affiliates.

   In some instances, our general partner may cause us to borrow funds from affiliates of Sunoco, Inc. or from third parties in order to permit the payment of cash distributions. These borrowings are permitted even if the purpose and effect of the borrowing is to enable us to make a distribution on the subordinated units, to make incentive distributions, or to hasten the expiration of the subordination period.

Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

   If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. At the completion of this offering and assuming that all of the 750,000 common units subject to the over-allotment option are purchased by our general partner, our general partner will own approximately 56.1% of the common units. At the end of the subordination period, assuming no additional issuances of common units, our general partner will own approximately 78.0% of the common units. For additional information about the call right, please read "The Partnership Agreement--Limited Call Right."

You may not have limited liability if a court finds that unitholder action constitutes control of our business.

   As a limited partner in a partnership organized under Delaware law, you could be held liable for our obligations to the same extent as a general partner if you participate in the "control" of our business. The general partner generally has unlimited liability for the obligations of the partnership, such as its debts and environmental liabilities, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. In addition, Section 17-607 of the Delaware Revised Uniform Limited Partnership Act provides that, under some circumstances, a unitholder may be liable to us for the amount of a distribution for a period of three years from the date of the distribution. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some of the other states in which we do business. Please read "The Partnership Agreement--Limited Liability" for a discussion of the implications of the limitations on liability to a unitholder.

Tax Risks

   You should read "Material Tax Consequences" for a more complete discussion of the following expected material federal income tax consequences of owning and disposing of common units.

The IRS could treat us as a corporation, which would substantially reduce the cash available for distribution to unitholders.

   The federal income tax benefit of an investment in us depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other matter affecting us.

   If we were treated as a corporation for federal income tax purposes, we would pay tax on our income at corporate rates, currently 35%, distributions would generally be taxed again to you as corporate distributions, and no income, gains, losses, or deductions would flow through to you. Because a tax would be imposed upon us as an entity, the cash available for distribution to you would be substantially reduced. Treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to you and thus would likely result in a substantial reduction in the value of the common units.

   Current law may change so as to cause us to be treated as a corporation for federal income tax purposes or otherwise to be subject to entity-level taxation. The partnership agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state, or local income tax purposes, the minimum quarterly distribution amount and the target distribution amounts will be adjusted to reflect the impact of that law on us.

A successful IRS contest of the federal income tax positions we take may adversely impact the market for our common units, and the costs of any contest will be borne by our unitholders and our general partner.

   We have not requested any ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes or any other matter affecting us. The IRS may adopt positions that differ from our counsel's conclusions expressed in this prospectus. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel's conclusions or the positions we take. A court may not agree with all our counsel's conclusions or the positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the prices at which common units trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner.

You may be required to pay taxes on income from us even if you do not receive any cash distributions from us.

   You will be required to pay federal income taxes and, in some cases, state, local, and foreign income taxes on your share of our taxable income, whether or not you receive cash distributions from us. You may not receive cash distributions equal to your share of our taxable income or even the tax liability that results from that income.

Tax gain or loss on the disposition of our common units could be different than expected.

   If you sell your common units, you will recognize gain or loss equal to the difference between the amount realized and your tax basis in those common units. Prior distributions in excess of the total net taxable income you were allocated for a common unit, which decreased your tax basis in that common unit, will, in effect, become taxable income to you if the common unit is sold at a price greater than your tax basis in that common unit, even if the price you receive is less than your original cost. A substantial portion of the amount realized, whether or not representing gain, may be ordinary income to you. Should the IRS successfully contest some positions we take, you could recognize more gain on the sale of units than would be the case under those positions, without the benefit of decreased income in prior years. In addition, if you sell your units, you may incur a tax liability in excess of the amount of cash you receive from the sale.

Tax-exempt entities, regulated investment companies, and foreign persons face unique tax issues from owning common units that may result in adverse tax consequences to them.

   Investment in common units by tax-exempt entities, such as individual retirement accounts (known as IRAs), regulated investment companies (known as mutual funds), and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business income and will be taxable to them. Very little of our income will be qualifying income to a regulated investment company. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest effective rate applicable to individuals, and non-U.S. persons will be required to file federal income tax returns and pay tax on their share of our taxable income.

We will register as a tax shelter. This may increase the risk of an IRS audit of us or a unitholder.

   We intend to register with the IRS as a "tax shelter." We will advise you of our tax shelter registration number once that number has been assigned. The IRS requires that some types of entities, including some partnerships, register as "tax shelters" in response to the perception that they claim tax benefits that the IRS may believe to be unwarranted. As a result, we may be audited by the IRS and tax adjustments could be made. Any unitholder owning less than a 1% profits interest in us has very limited rights to participate in the income tax audit process. Further, any adjustments in our tax returns will lead to adjustments in our unitholders' tax returns and may lead to audits of unitholders' tax returns and adjustments of items unrelated to us. You will bear the cost of any expense incurred in connection with an examination of your personal tax return.

We will treat each purchaser of units as having the same tax benefits without regard to the units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

   Because we cannot match transferors and transferees of common units and because of other reasons, we will take depreciation and amortization positions that may not conform to all aspects of the Treasury regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from the sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to your tax returns. Please read "Material Tax Consequences--Uniformity of Units" for a further discussion of the effect of the depreciation and amortization positions we will adopt.

You will likely be subject to state, local, and foreign taxes and return filing requirements as a result of investing in our common units.

   In addition to federal income taxes, unitholders will likely be subject to other taxes, such as state, local, and foreign income taxes, unincorporated business taxes and estate, inheritance, or intangible taxes that are imposed by the various jurisdictions in which we do business or own property. You will likely be required to file state, local, and foreign income tax returns and pay state, local, and foreign income taxes in some or all of the various jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. We will initially own property and conduct business in Indiana, Kansas, Louisiana, Michigan, New Jersey, New Mexico, New York, Ohio, Oklahoma, Pennsylvania, Texas, and Ontario, Canada. Of those states, only Texas does not currently impose a state income tax. We may do business or own property in other states or foreign countries in the future. It is your responsibility to file all federal, state, local, and foreign tax returns. Our counsel has not rendered an opinion on the state, local, or foreign tax consequences of an investment in our common units.

                                USE OF PROCEEDS

   We expect to receive net proceeds of approximately $94.6 million from the sale of 5,000,000 common units offered by this prospectus, after deducting underwriting discounts but before paying estimated offering expenses. Additionally, we expect to receive proceeds of approximately $15.2 million from the sale of 750,000 common units that our general partner will be obligated to purchase to the extent that the underwriters do not exercise the over-allotment option. Any net proceeds from a sale of common units to the underwriters will be reduced by the underwriting discount.

   The net proceeds of this offering will be $109.8 million. We intend to use approximately $6.0 million of the net proceeds to pay expenses associated with offering and related formation transactions and $0.4 million in fees to Lehman Brothers Inc. for advisory services in connection with the evaluation, analysis, and structuring of our partnership. The remaining $103.4 million of net proceeds will be used to increase working capital to the level necessary for the operation of our business, thereby establishing working capital that was not contributed to us by Sunoco, Inc. in connection with our formation. Please read Notes 2 and 3 to our Unaudited Pro Forma Financial Statements.

   We intend to distribute to Sunoco, Inc. and its affiliates all of the net proceeds from the sale of $250.0 million of senior notes.

                                CAPITALIZATION

   The following table shows:

   . our historical capitalization as of September 30, 2001; and

   . our pro forma capitalization as of September 30, 2001, adjusted to reflect the offering of the common units, the issuance of the senior notes, the removal of assets and liabilities that will not be contributed by Sunoco, Inc. to us, and the application of the net proceeds we receive in the offering and these financings in the manner described under "Use of Proceeds."

   This table is derived from, should be read together with and is qualified in its entirety by reference to our historical and pro forma financial statements and the accompanying notes included elsewhere in this prospectus.

                                                                           As of September 30, 2001
                                                                           -----------------------
                                                                             Actual      Pro Forma
                                                                            --------    ---------
                                                                                (in thousands)

Debt due to affiliate, including current portion and short-term borrowings $190,000     $     --
Senior notes..............................................................       --      250,000
Unamortized discount......................................................       --       (1,687)
Other debt, including current portion.....................................    4,843        4,843
                                                                            --------    --------
   Total debt.............................................................  194,843      253,156
                                                                            --------    --------
Equity:
   Net parent investment..................................................  198,950           --
   Held by public:
     Common units.........................................................       --       89,869
   Held indirectly by Sunoco, Inc.:
     Common units.........................................................       --       79,541
     Subordinated units...................................................       --      133,485
     General partner interest.............................................       --        4,072
                                                                            --------    --------
       Total equity.......................................................  198,950      306,967
                                                                            --------    --------
       Total capitalization............................................... $393,793     $560,123
                                                                            ========    ========

                                   DILUTION

   Dilution is the amount by which the offering price will exceed the net tangible book value per unit after the offering. On a pro forma basis as of September 30, 2001, after giving effect to the offering of common units and the related transactions, our net tangible book value was $273.6 million, or $11.78 per common unit. Purchasers of common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Initial public offering price per common unit....................................................... $20.25
Pro forma net tangible book value per common unit before the offering/(1)/.................... $9.74
Increase in net tangible book value per common unit attributable to purchasers in the offering  2.04
                                                                                               -----

Less: Pro forma net tangible book value per common unit after the offering/(2)/.....................  11.78
                                                                                                     ------
Immediate dilution in net tangible book value per common unit to purchasers in the offering......... $ 8.47
                                                                                                     ======

--------
(1)Determined by dividing the number of units (5,633,639 common units, 11,383,639 subordinated units, and the 2% general partner interest, which has a dilutive effect equivalent to 464,638 units) to be issued to the general partner for its contribution of assets and liabilities to us into the net tangible book value of the contributed assets and liabilities.
(2)Determined by dividing the total number of units (11,383,639 common units, 11,383,639 subordinated units, and the 2% general partner interest, which has a dilutive effect equivalent to 464,638 units) to be outstanding after the offering into our pro forma net tangible book value, after giving effect to the application of the net proceeds of the offering. The general partner's dilutive effect equivalent was determined by multiplying the total number of units deemed to be outstanding (i.e., the total number of common and subordinated units outstanding divided by 98%) by the general partner's 2% general partner interest.

   The following table sets forth the number of units that we will issue and the total consideration contributed to us by the general partner in respect of its units and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus.

                                                                             Units Acquired
                                                                           -----------------      Total
                                                                             Number   Percent Consideration
                                                                           ---------- ------- --------------
                                                                                              (in thousands)
General partner/(1)(2)/................................................... 18,231,916   78.5%    $218,805
New investors.............................................................  5,000,000   21.5%     101,250
                                                                           ----------  -----     --------
   Total.................................................................. 23,231,916  100.0%    $320,055
                                                                           ==========  =====     ========

--------
(1)Upon the consummation of the transactions contemplated by this prospectus, our general partner will own 6,383,639 common units (which assumes 750,000 common units will be purchased by the general partner at the initial public offering price),11,383,639 subordinated units, and a 2% general partner interest having a dilutive effect equivalent to 464,638 units.
(2)The assets contributed by the general partner and its affiliates were recorded at historical cost in accordance with accounting principles generally accepted in the United States. Book value of the consideration provided by the general partner and its affiliates, as of September 30, 2001, was $203.6 million.

                           CASH DISTRIBUTION POLICY

Distributions of Available Cash

   General. Within 45 days after the end of each quarter, beginning with the quarter ending March 31, 2002, we will distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the minimum quarterly distribution for the period from the closing of the offering through March 31, 2002 based on the actual length of the period.

   Definition of Available Cash. We define available cash in the glossary, and it generally means, for each fiscal quarter, all cash on hand at the end of the quarter:

   . less the amount of cash that the general partner determines in its reasonable discretion is necessary or appropriate to:

     --provide for the proper conduct of our business;

     --comply with applicable law, any of our debt instruments, or other agreements; or

     --provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters;

   . plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under our credit facility and in all cases are used solely for working capital purposes or to pay distributions to partners.

   Intent to Distribute the Minimum Quarterly Distribution. We intend to distribute to the holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.45 per unit, or $1.80 per year, to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. However, there is no guarantee that we will pay the minimum quarterly distribution on the common units in any quarter, and we will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is existing, under our credit facility or the senior notes.

Operating Surplus and Capital Surplus

   General. All cash distributed to unitholders will be characterized as either "operating surplus" or "capital surplus." We distribute available cash from operating surplus differently than available cash from capital surplus.

   Definition of Operating Surplus. We define operating surplus in the glossary, and for any period it generally means:

   . our cash balance on the closing date of this offering; plus

   . $15.0 million (as described below); plus

   . all of our cash receipts after the closing of this offering, excluding cash from borrowings that are not working capital borrowings, sales of equity and debt securities and sales or other dispositions of assets outside the ordinary course of business; plus

   . working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for the quarter; less

   . all of our operating expenditures after the closing of this offering, including the repayment of working capital borrowings, but not the repayment of other borrowings, and including maintenance capital expenditures; less

   . the amount of cash reserves that the general partner deems necessary or advisable to provide funds for future operating expenditures.

   Definition of Capital Surplus. We also define capital surplus in the glossary, and it will generally be generated only by:

   . borrowings other than working capital borrowings;

   . sales of debt and equity securities; and

   . sales or other disposition of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirements or replacements of assets.

   Characterization of Cash Distributions. We will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As reflected above, operating surplus includes $15.0 million in addition to our cash balance on the closing date of this offering, cash receipts from our operations and cash from working capital borrowings. This amount does not reflect actual cash on hand at closing that is available for distribution to our unitholders. Rather, it is a provision that will enable us, if we choose, to distribute as operating surplus up to $15.0 million of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities, and long-term borrowings, that would otherwise be distributed as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Subordination Period

   General. During the subordination period, which we define below and in the glossary, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.45 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.

   Definition of Subordination Period. We define the subordination period in the glossary. The subordination period will extend until the first day of any quarter beginning after December 31, 2006 that each of the following tests are met:

   . distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

   . the "adjusted operating surplus" (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

   . there are no arrearages in payment of the minimum quarterly distribution on the common units.

   Early Conversion of Subordinated Units. Before the end of the subordination period, 50% of the subordinated units, or up to 5,691,820 subordinated units, may convert into common units on a one-for-one basis immediately after the distribution of available cash to the partners in respect of any quarter ending on or after:

   . December 31, 2004 with respect to 25% of the subordinated units; and

   . December 31, 2005 with respect to 25% of the subordinated units.

   The early conversions will occur if at the end of the applicable quarter each of the following occurs:

   . distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

   . the adjusted operating surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

   . there are no arrearages in payment of the minimum quarterly distribution on the common units.

   However, the second early conversion of the subordinated units may not occur until at least one year following the first early conversion of the subordinated units.

   Definition of Adjusted Operating Surplus.   We define adjusted operating
surplus in the glossary and for any period it generally means:

   . operating surplus generated with respect to that period; less

   . any net increase in working capital borrowings with respect to that period; less

   . any net reduction in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

   . any net decrease in working capital borrowings with respect to that period; plus

   . any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

   Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods.

   Effect of Expiration of the Subordination Period. Upon expiration of the subordination period, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions of available cash. In addition, if the unitholders remove our general partner other than for cause and units held by the general partner and its affiliates are not voted in favor of such removal:

   . the subordination period will end and each subordinated unit will immediately convert into one common unit;

   . any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

   . the general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Distributions of Available Cash from Operating Surplus during the Subordination Period

   We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

   . First, 98% to the common unitholders, pro rata, and 2% to the general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

   . Second, 98% to the common unitholders, pro rata, and 2% to the general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

   . Third, 98% to the subordinated unitholders, pro rata, and 2% to the general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

   . Thereafter, in the manner described in "--Incentive Distribution Rights" below.

Distributions of Available Cash from Operating Surplus after the Subordination Period

   We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

   . First, 98% to all unitholders, pro rata, and 2% to the general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

   . Thereafter, in the manner described in "--Incentive Distribution Rights" below.

Incentive Distribution Rights

   Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement.

   If for any quarter:

   . we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

   . we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and the general partner in the following manner:

   . First, 98% to all unitholders, pro rata, and 2% to the general partner, until each unitholder receives a total of $0.500 per unit for that quarter (the "first target distribution");

   . Second, 85% to all unitholders, pro rata, and 15% to the general partner, until each unitholder receives a total of $0.575 per unit for that quarter (the "second target distribution");

   . Third, 75% to all unitholders, pro rata, and 25% to the general partner, until each unitholder receives a total of $0.700 per unit for that quarter (the "third target distribution"); and

   . Thereafter, 50% to all unitholders, pro rata, and 50% to the general partner.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution.

Percentage Allocations of Available Cash from Operating Surplus

   The following table illustrates the percentage allocations of the additional available cash from operating surplus between the unitholders and our general partner up to the various target distribution levels. The amounts set forth under "Marginal Percentage Interest in Distributions" are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column "Total Quarterly Distribution Target Amount," until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and the general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution.

                                                            Marginal Percentage
                                                         Interest in Distributions
                                    Total Quarterly      ------------------------
                                     Distribution                          General
                                     Target Amount       Unitholders       Partner
                               ------------------------- -----------       -------
Minimum Quarterly Distribution          $0.450               98%             2%
First Target Distribution.....       up to $0.500            98%             2%
Second Target Distribution.... above $0.500 up to $0.575     85%             15%
Third Target Distribution..... above $0.575 up to $0.700     75%             25%
Thereafter....................       above $0.700            50%             50%

Distributions from Capital Surplus

   How Distributions from Capital Surplus Will Be Made. We will make distributions of available cash from capital surplus, if any, in the following manner:

   . First, 98% to all unitholders, pro rata, and 2% to the general partner, until we distribute for each common unit that was issued in this offering, an amount of available cash from capital surplus equal to the initial public offering price;

   . Second, 98% to the common unitholders, pro rata, and 2% to the general partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

   . Thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

   Effect of a Distribution from Capital Surplus. The partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the "unrecovered initial unit price." Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for the general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

   Once we distribute capital surplus on a unit issued in this offering in an amount equal to the initial unit price, we will reduce the minimum quarterly distribution and the target distribution levels to zero. We will then make all future distributions from operating surplus, with 50% being paid to the holders of units, 48% to the holders of the incentive distribution rights and 2% to the general partner.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

   In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

   . the minimum quarterly distribution;

   . target distribution levels;

   . unrecovered initial unit price;

   . the number of common units issuable during the subordination period without a unitholder vote; and

   . the number of common units into which a subordinated unit is convertible.

   For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level. We will not make any adjustment by reason of the issuance of additional units for cash or property.

   In addition, if legislation is enacted or if existing law is modified or interpreted in a manner that causes us to become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, we will reduce the minimum quarterly distribution and the target distribution levels by multiplying the same by one minus the sum of the highest marginal federal corporate income tax rate that could apply and any increase in the effective overall state and local income tax rates. For example, if we became subject to a maximum marginal federal, and effective state and local income tax rate of 38%, then the minimum quarterly distribution and the target distributions levels would each be reduced to 62% of their previous levels.

Distributions of Cash Upon Liquidation

   If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and the general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

   The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of the general partner.

   Manner of Adjustments for Gain. The manner of the adjustment for gain is set forth in the partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to the partners in the following manner:

   . First, to the general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

   . Second, 98% to the common unitholders, pro rata, and 2% to the general partner, until the capital account for each common unit is equal to the sum of:

     (1)the unrecovered initial unit price;

     (2)the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and

     (3)any unpaid arrearages in payment of the minimum quarterly distribution;

   . Third, 98% to the subordinated unitholders, pro rata, and 2% to the general partner until the capital account for each subordinated unit is equal to the sum of:

     (1)the unrecovered initial unit price; and

     (2)the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

   . Fourth, 98% to all unitholders, pro rata, and 2% to the general partner, until we allocate under this paragraph an amount per unit equal to:

     (1)the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less

     (2)the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 98% to the unitholders, pro rata, and 2% to the general partner, for each quarter of our existence;

   . Fifth, 85% to all unitholders, pro rata, and 15% to the general partner, until we allocate under this paragraph an amount per unit equal to:

     (1)the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less

     (2)the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85% to the unitholders, pro rata, and 15% to the general partner for each quarter of our existence;

   . Sixth, 75% to all unitholders, pro rata, and 25% to the general partner, until we allocate under this paragraph an amount per unit equal to:

     (1)the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less

     (2)the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 75% to the unitholders, pro rata, and 25% to the general partner for each quarter of our existence; and

   . Thereafter, 50% to all unitholders, pro rata, and 50% to the general partner.

   If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.

   Manner of Adjustments for Losses. Upon our liquidation, we will generally allocate any loss to the general partner and the unitholders in the following manner:

   . First, 98% to holders of subordinated units in proportion to the positive balances in their capital accounts and 2% to the general partner, until the capital accounts of the subordinated unitholders have been reduced to zero;

   . Second, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to the general partner, until the capital accounts of the common unitholders have been reduced to zero; and

   . Thereafter, 100% to the general partner.

   If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

   Adjustments to Capital Accounts. We will make adjustments to capital accounts upon the issuance of additional units. In doing so, we will allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and the general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, we will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in the general partner's capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made.

                        CASH AVAILABLE FOR DISTRIBUTION

   We intend to pay each quarter, to the extent we have sufficient available cash from operating surplus, the minimum quarterly distribution of $0.45 per unit, or $1.80 per year, on all the common units and subordinated units. Available cash for any quarter will consist generally of all cash on hand at the end of that quarter, plus working capital borrowings after the end of the quarter, as adjusted for reserves. Operating surplus generally consists of cash on hand at closing, cash generated from operations after deducting related expenditures (including the general partner's fees and expenses) and other items, plus working capital borrowings after the end of the quarter, plus $15.0 million. The definitions of available cash and operating surplus are in the glossary.

   The amounts of available cash from operating surplus needed to pay the minimum quarterly distribution for one quarter and for four quarters on the common units, the subordinated units, and the general partner interest to be outstanding immediately after this offering are approximately:

                                                One     Four
                                              Quarter Quarters
                                              ------- --------
                                               (in thousands)
                  Common units............... $ 5,123 $20,491
                  Subordinated units.........   5,123  20,491
                  2% general partner interest     208     835
                                              ------- -------
                     Total................... $10,454 $41,817
                                              ======= =======

Pro forma available cash from operating surplus from prior periods would not have been sufficient to pay the minimum quarterly distribution on all units.

   If we had completed the transactions contemplated in this prospectus on January 1, 2000, pro forma available cash from operating surplus generated during 2000 would have been approximately $29.2 million. This amount would have been sufficient to allow us to pay the full minimum quarterly distribution on the common units and approximately 39.7% of the minimum quarterly distribution on the subordinated units for that period. If we had completed the transactions contemplated in this prospectus on January 1, 2001, pro forma available cash from operating surplus generated during the nine months ended September 30, 2001 would have been approximately $29.7 million. This amount would have been sufficient to allow us to pay the full minimum quarterly distribution on the common units and approximately 89.2% of the minimum quarterly distribution on the subordinated units for that period.

   We derived the amounts of pro forma available cash from operating surplus shown above from our pro forma financial statements in the manner described in Appendix D. The pro forma adjustments are based upon currently available information and specific estimates and assumptions. The pro forma financial statements do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. In addition, available cash from operating surplus as defined in the partnership agreement is a cash accounting concept, while our pro forma financial statements have been prepared on an accrual basis. As a result, you should only view the amount of pro forma available cash from operating surplus as a general indication of the amount of available cash from operating surplus that we might have generated had Sunoco Logistics Partners been formed in earlier periods. A more complete explanation of the pro forma adjustments can be found in our Unaudited Pro Forma Financial Statements.

We believe we will have sufficient available cash from operating surplus following the offering to pay the minimum quarterly distribution on all units through December 31, 2002.

   We believe that, following completion of the offering, we will have sufficient available cash from operating surplus to allow us to make the full minimum quarterly distribution on all the outstanding units for each quarter through December 31, 2002. Our belief is based on a number of specific assumptions, including the assumptions that:

   . volumes transported on our Eastern Pipeline System in 2002 will increase by 3.4% over the volumes transported during the twelve months ended September 30, 2001;

   . weighted average tariffs for our Eastern Pipeline System will increase by 1.0% in 2002 over the weighted average tariffs for the twelve months ended September 30, 2001;

   . volumes at our refined product terminals will increase 2.1% and volumes at our Fort Mifflin Terminal Complex and Marcus Hook Tank Farm will increase 0.2% in the aggregate over volumes for the twelve months ended September 30, 2001;

   . fees charged at our Terminal Facilities in 2002 will increase over those charged in 2001 as provided in our pipelines and terminals storage and throughput agreement and existing third-party contracts;

   . volumes transported on our Western Pipeline System trunk pipelines in 2002 will increase by 1.8% over the volumes transported during the twelve months ended September 30, 2001;

   . weighted average tariffs for our Western Pipeline System trunk pipelines in 2002 will increase by 0.7% over the weighted average tariffs for the twelve months ended September 30, 2001;

   . volumes for our crude oil acquisition and marketing business in 2002 will be the same as those for the twelve months ended September 30, 2001, and margin per barrel (after operating expenses) for 2002 will decline 0.6%, compared to the twelve months ended September 30, 2001;

   . our maintenance capital expenditures in 2002 will be $27.0 million. These projected maintenance capital outlays are approximately $7.1 million lower than the average annual outlays for the period from January 1, 1998 to September 30, 2001. This prior period included several one-time projects to upgrade our technology, increase reliability, and lower our cost structure. We do not believe we will incur these types of expenditures in 2002;

   . general and administrative expenses will increase $1.0 million in 2002 over the twelve months ended September 30, 2001;

   . operating expenses in 2002, other than those for our crude oil acquisition and marketing business that we discuss above, will increase by 5.9% over the twelve months ended September 30, 2001;

   . the cash distribution we will receive in 2002 from Explorer Pipeline
     Company will increase by 12.1% over the cash distribution we received for the twelve months ended September 30, 2001;

   . revenues from our interrefinery pipelines will be $5.1 million in 2002 in accordance with our lease with Sunoco R&M;

   . taxes other than income and excise taxes will increase $0.8 million in 2002 over the twelve months ended September 30, 2001;

   . no material accidents, releases, or similar events will occur; and

   . market, regulatory, and overall economic conditions will not change substantially.

   Although we believe our assumptions are reasonable, our assumptions relate to matters that are not within our control and cannot be predicted with any degree of certainty. If our assumptions are not realized, the actual available cash from operating surplus that we generate could be substantially less than that currently expected and could, therefore, be insufficient to permit us to make cash distributions at the levels described above. Accordingly, we cannot assure you that distributions of the minimum quarterly distribution or any other amounts will be made. Please read "Risk Factors--Risks Inherent in Our Business."

     SELECTED HISTORICAL FINANCIAL AND OPERATING DATA OF SUNOCO LOGISTICS (PREDECESSOR) AND PRO FORMA FINANCIAL DATA OF SUNOCO LOGISTICS PARTNERS

   The following table shows selected historical financial and operating data of Sunoco Logistics (Predecessor) and pro forma financial data of Sunoco Logistics Partners L.P., in each case for the periods and as of the dates indicated. The selected historical financial data for Sunoco Logistics (Predecessor) for 1998, 1999 and 2000 are derived from the audited combined financial statements of Sunoco Logistics (Predecessor). The selected historical financial data for Sunoco Logistics (Predecessor) for 1996 and 1997, and for September 30, 2000 and 2001 are derived from the unaudited combined financial statements of Sunoco Logistics (Predecessor).

   The pro forma financial statements of Sunoco Logistics Partners L.P. give pro forma effect to:

  . the contribution of certain assets and liabilities of Sunoco Logistics (Predecessor) to Sunoco Logistics Partners L.P.;

  .  the completion of this offering;

  . the issuance of the senior notes and the establishment of the revolving credit facility; and

  . the execution of the pipelines and terminals storage and throughput agreement with Sunoco R&M and the omnibus agreement with Sunoco R&M and Sunoco, Inc.

The selected pro forma financial data presented below for the year ended December 31, 2000 and as of and for the nine months ended September 30, 2001 are derived from our unaudited pro forma financial statements. The pro forma balance sheet assumes the offering and related transactions occurred as of September 30, 2001, and the pro forma statements of income assume the offering and related transactions occurred on January 1, 2000. A more complete explanation of the pro forma data can be found in our Unaudited Pro Forma Financial Statements.

   We define EBITDA as operating income plus depreciation and amortization. EBITDA provides additional information for evaluating our ability to make the minimum quarterly distribution and is presented solely as a supplemental measure. You should not consider EBITDA as an alternative to net income, income before income taxes, cash flows from operations, or any other measure of financial performance presented in accordance with accounting principles generally accepted in the United States. Our EBITDA may not be comparable to EBITDA or similarly titled measures of other entities as other entities may not calculate EBITDA in the same manner as we do.

   For the periods presented, Sunoco R&M was the primary or exclusive user of our refined product terminals, our Fort Mifflin Terminal Complex, and our Marcus Hook Tank Farm. Historically, most of the terminalling and throughput services provided by Sunoco Logistics (Predecessor) for Sunoco R&M's refining and marketing operations were at fees that enabled us to recover our costs, but not to generate any operating income. Accordingly, historical EBITDA for those assets was equal to their depreciation and amortization.

   Maintenance capital expenditures are capital expenditures made to replace partially or fully depreciated assets in order to maintain the existing operating capacity of our assets and to extend their useful lives. Expansion capital expenditures are capital expenditures made to expand the existing operating capacity of our assets, whether through construction or acquisition. We treat repair and maintenance expenditures that do not extend the useful life of existing assets as operating expenses as we incur them. The maintenance capital expenditures for the periods presented include several one-time projects to upgrade our technology, increase reliability, and lower our cost structure.

   Throughput is the total number of barrels per day transported on a pipeline system or through a terminal and includes barrels ultimately transported to a delivery point on another pipeline system.

   The following table should be read together with, and is qualified in its entirety by reference to, the historical and pro forma financial statements and the accompanying notes included elsewhere in this prospectus. The table should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                    Sunoco Logistics (Predecessor)
                                                                              Historical
                                        --------------------------------------------------------------------------------------
                                                                                                           Nine Months Ended
                                                            Year Ended December 31,                          September 30,
                                        --------------------------------------------------------------  ----------------------
                                           1996        1997        1998     1999/(1)/          2000        2000          2001
                                        ----------  ----------  ----------  ----------      ----------  ----------    ----------
                                                                          (in thousands, except per unit and operating data)
Income Statement Data:
Revenues:
  Sales and other operating revenue:
   Affiliates.......................... $  797,495  $  766,151  $  570,332  $  764,133      $1,301,079  $  964,885    $  837,124
   Unaffiliated customers..............     75,096     108,493     124,869     210,069         507,532     364,475       413,387
  Other income/(2)/....................      4,229       3,894       5,022       6,133           5,574       4,032         3,474
                                        ----------  ----------  ----------  ----------      ----------  ----------    ----------
Total revenues.........................    876,820     878,538     700,223     980,335       1,814,185   1,333,392     1,253,985
                                        ----------  ----------  ----------  ----------      ----------  ----------    ----------
Costs and expenses:
  Cost of products sold and operating
   expenses............................    769,654     770,091     583,587     866,610       1,699,541   1,247,403     1,164,381
  Depreciation and amortization........     28,827      18,194      18,622      19,911          20,654      15,217        17,682
  Selling, general and administrative
   expenses............................     28,769      29,811      29,890      27,461          34,683      25,971        26,213
                                        ----------  ----------  ----------  ----------      ----------  ----------    ----------
Total costs and expenses...............    827,250     818,096     632,099     913,982       1,754,878   1,288,591     1,208,276
                                        ----------  ----------  ----------  ----------      ----------  ----------    ----------
Operating income.......................     49,570      60,442      68,124      66,353          59,307      44,801        45,709
Net interest cost and debt expense.....      7,840       8,675       7,117       6,487          10,304       6,640         8,504
                                        ----------  ----------  ----------  ----------      ----------  ----------    ----------
Income before income tax expense.......     41,730      51,767      61,007      59,866          49,003      38,161        37,205
Income tax expense.....................     15,693      19,494      23,116      22,488          18,483      14,411        13,920
                                        ----------  ----------  ----------  ----------      ----------  ----------    ----------
Net income............................. $   26,037  $   32,273  $   37,891  $   37,378      $   30,520  $   23,750    $   23,285
                                        ==========  ==========  ==========  ==========      ==========  ==========    ==========
Pro forma net income per unit:
  Basic................................

  Diluted..............................

Other Financial Data:
EBITDA................................. $   78,397  $   78,636  $   86,746  $   86,264      $   79,961  $   60,018    $   63,391
Explorer Pipeline Company joint
 venture (9.4% ownership interest):
  Equity income........................ $    4,044  $    3,881  $    3,885  $    4,591      $    3,766  $    2,482    $    3,094
  Cash dividends....................... $    4,095  $    2,958  $    4,612  $    4,730      $    3,749  $    2,589    $    3,057
Net cash provided by operating
 activities............................ $  126,554  $   36,313  $   44,950  $  125,165      $   79,116  $   62,090    $   17,076
Net cash used in investing
 activities............................ $  (34,004) $  (36,594) $  (36,933) $  (75,120)     $  (77,292) $  (36,968)   $  (40,518)
Net cash provided by (used in)
 financing activities.................. $  (92,550) $      281  $   (8,017) $  (50,045)     $   (1,824) $  (25,122)   $   23,442
Capital expenditures:
  Maintenance.......................... $   22,106  $   26,680  $   28,420  $   32,312      $   39,067  $   24,591    $   28,898
  Expansion............................      7,429       8,428       8,527      49,556/(1)/     18,854      11,484        11,324
                                        ----------  ----------  ----------  ----------      ----------  ----------    ----------
Total capital expenditures............. $   29,535  $   35,108  $   36,947  $   81,868/(1)/ $   57,921  $   36,075    $   40,222
                                        ==========  ==========  ==========  ==========      ==========  ==========    ==========
Operating Data (bpd):
Eastern Pipeline System throughput/(3)/    466,294     522,170     520,627     542,843         535,510     560,004       551,681
Terminal Facilities throughput.........  1,067,500   1,166,661   1,163,907   1,245,189       1,281,231   1,235,849     1,172,817
Western Pipeline System
 throughput............................    259,858     258,931     253,124     252,098         295,991     291,538       289,496
Crude oil purchases at wellhead........    148,728     163,736     155,606     145,425         176,964     178,965       177,189

Balance Sheet Data (at period end):
Net properties, plants and equipment... $  393,912  $  412,312  $  430,848  $  481,967      $  518,605  $  503,718    $  541,441
Total assets........................... $  606,931  $  596,478  $  528,279  $  712,149      $  845,956  $  839,379    $  797,648
Total debt, including current portion
 and debt due affiliate................ $   90,000  $   90,000  $   90,225  $   95,287      $  190,043  $  140,107    $  194,843
Net parent investment/partners' equity. $  170,292  $  205,604  $  235,478  $  223,083      $  157,023  $  176,891    $  198,950

                                        Sunoco Logistics Partners L.P.
                                                  Pro Forma
                                        ------------------------------
                                                             Nine
                                         Year Ended      Months Ended
                                        December 31,     September 30,
                                            2000             2001
                                        ------------     -------------

Income Statement Data:
Revenues:
  Sales and other operating revenue:
   Affiliates..........................  $1,308,792       $  846,831
   Unaffiliated customers..............     507,532          413,387
  Other income/(2)/....................       5,574            3,474
                                         ----------       ----------
Total revenues.........................   1,821,898        1,263,692
                                         ----------       ----------
Costs and expenses:
  Cost of products sold and operating
   expenses............................   1,699,541        1,164,381
  Depreciation and amortization........      20,654           17,682
  Selling, general and administrative
   expenses............................      34,683           26,213
                                         ----------       ----------
Total costs and expenses...............   1,754,878        1,208,276
                                         ----------       ----------
Operating income.......................      67,020           55,416
Net interest cost and debt expense.....      17,736           13,423
                                         ----------       ----------
Income before income tax expense.......      49,284           41,993
Income tax expense.....................          --               --
                                         ----------       ----------
Net income.............................  $   49,284       $   41,993
                                         ==========       ==========
Pro forma net income per unit:
  Basic................................  $     2.12       $     1.81
                                         ==========       ==========
  Diluted..............................  $     2.11       $     1.80
                                         ==========       ==========
Other Financial Data:
EBITDA.................................  $   87,674       $   73,098
Explorer Pipeline Company joint
 venture (9.4% ownership interest):
  Equity income........................
  Cash dividends.......................
Net cash provided by operating
 activities............................
Net cash used in investing
 activities............................
Net cash provided by (used in)
 financing activities..................
Capital expenditures:
  Maintenance..........................
  Expansion............................

Total capital expenditures.............

Operating Data (bpd):
Eastern Pipeline System throughput/(3)/
Terminal Facilities throughput.........
Western Pipeline System
 throughput............................
Crude oil purchases at wellhead........

Balance Sheet Data (at period end):
Net properties, plants and equipment...                   $  541,441
Total assets...........................                   $  855,441
Total debt, including current portion
 and debt due affiliate................                   $  253,156
Net parent investment/partners' equity.                   $  306,967

--------
(1)On October 1, 1999, Sunoco Logistics (Predecessor) acquired the crude oil transportation and marketing operations of Pride Companies, L.P. for $29.6 million in cash and the assumption of $5.3 million of debt. The purchase price was allocated to the assets acquired and liabilities assumed based on their fair value. The acquired assets included Pride's 800-mile crude oil pipeline system, 800,000 barrels of tankage and related assets, and the right to purchase 35,000 barrels per day of third party lease crude oil. The results of operations and related operating data relating to the acquired business have been included in the above table from the date of acquisition. We have included the purchase price of this acquisition in expansion capital expenditures.
(2)Includes equity income from our investment in Explorer Pipeline Company, a joint venture in which we own a 9.4% interest.
(3)Excludes amounts attributable to our 9.4% ownership interest in Explorer Pipeline Company and our interrefinery pipelines. Also excludes amounts attributable to our Toledo, Twin Oaks, and Linden transfer pipelines, which transport large volumes over short distances and generate minimal revenues.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

   The following discussion of the financial condition and results of operations of Sunoco Logistics (Predecessor) should be read in conjunction with the historical combined financial statements of Sunoco Logistics (Predecessor) and the pro forma financial statements of Sunoco Logistics Partners L.P. included elsewhere in this prospectus. Among other things, those historical and pro forma financial statements include more detailed information regarding the basis of presentation for the following information.

Introduction

   We are a Delaware limited partnership formed on October 15, 2001 to acquire, own, and operate refined product pipelines, terminalling and storage assets, crude oil pipelines, and crude oil acquisition and marketing assets located in the Northeast and Midwest United States. Most of these assets support Sunoco, Inc.'s refining and marketing operations, which are conducted by Sunoco R&M.

Overview

General

   We conduct business through three segments: our Eastern Pipeline System, our Terminal Facilities, and our Western Pipeline System. Our Eastern Pipeline System primarily transports refined products in the Northeast and Midwest United States largely for three of Sunoco R&M's refineries and transports crude oil in Ohio and Michigan. This system also includes our interrefinery pipeline between Sunoco R&M's Marcus Hook and Philadelphia refineries and our 9.4% ownership interest in Explorer Pipeline Company, a joint venture that owns a refined product pipeline located in the Midwest United States. Our Terminal Facilities business includes our network of 32 refined product terminals in the Northeast and Midwest United States that distribute products primarily to Sunoco R&M's retail outlets, our Nederland marine crude oil terminal on the Texas Gulf Coast, and an LPG storage facility in the Midwest. Our Terminal Facilities business also owns and operates refinery-related assets, including one inland and two marine crude oil terminals and related pipelines that supply all of the crude oil processed by Sunoco R&M's Philadelphia refinery and a refined product storage terminal used by Sunoco R&M's Marcus Hook refinery. Our Western Pipeline System owns and operates crude oil trunk and gathering pipelines and purchases and markets crude oil primarily in Oklahoma and Texas for Sunoco R&M's Tulsa, Oklahoma and Toledo, Ohio refineries and for other customers.

Eastern Pipeline System

   We generate revenue by charging shippers tariffs for transporting refined products and crude oil through our pipelines. The amount of revenue we generate depends on the level of these tariffs and the throughput in our pipelines. When transporting barrels, we charge a tariff based on the point of origin and the ultimate destination, even if the barrel moves through more than one pipeline segment to reach its destination. For example, on the Philadelphia, Pennsylvania to Buffalo, New York pipeline segment, we have separate tariffs depending on whether the ultimate destination from Philadelphia is Rochester, New York or Buffalo.

   The tariffs for our interstate common carrier pipelines are regulated by the FERC. The rate-making methodology for these pipelines is price indexing. This methodology provides for increases in tariff rates based upon changes in the producer price index. Competition, however, may constrain the tariffs we charge. We also lease to Sunoco R&M, for a fixed amount escalating annually at 1.67%, three pipelines between Sunoco R&M's Marcus Hook and Philadelphia refineries, as well as a pipeline from our Paulsboro terminal to the Philadelphia International Airport for the delivery of jet fuel.

   The crude oil and refined product throughput in our pipelines is directly affected by the level of supply and demand for crude oil and refined products in the markets served directly or indirectly by our pipelines. Demand for gasoline in most markets peaks during the summer driving season, which extends from April to September, and declines during the fall and winter months. Demand for heating oil and other distillate fuels tends to peak during the winter heating season, and declines during the spring and summer months. The supply of crude oil to our Eastern Pipeline System depends upon the level of crude oil production in Canada, which has increased in recent years. Demand for crude oil transported to refineries for processing is driven by refining margins (the price of refined products compared to the price of crude oil and refining costs), unscheduled downtime at refineries, and the amount of turnaround activity, when refiners shut down selected portions of the refinery for scheduled maintenance.

   The operating income generated by our Eastern Pipeline System depends not only on the volumes transported on the pipelines and the level of the tariff charged, but also on the fixed costs and, to a much lesser extent, the variable costs of operating the pipelines. Fixed costs are typically related to maintenance, insurance, control rooms, telecommunications, pipeline field and support personnel, and depreciation. Variable costs, such as fuel and power costs to run pump stations along the pipelines, fluctuate with throughput.

Terminal Facilities

   Historically, most of the terminalling and throughput services we have provided for Sunoco R&M were at fees that enabled us to recover our costs but not generate operating income. Upon the closing of this offering, we will enter into a pipelines and terminals storage and throughput agreement with Sunoco R&M under which we will charge Sunoco R&M fees comparable to those charged in arm's-length, third-party transactions. Under this new agreement, Sunoco R&M will pay us a minimum level of revenues for terminalling refined products and crude oil and agree to certain minimum throughputs at our Inkster Terminal, Fort Mifflin Terminal Complex, and Marcus Hook Tank Farm. Please read "--Agreements with Sunoco R&M and Sunoco, Inc." Future operating income from terminalling and storage activities will depend on throughput and storage volume and the level of fees charged for terminalling and storage services, as well as the fixed and variable costs of operating these facilities.

   We generate revenue at our Nederland Terminal by charging storage and throughput fees for crude oil and other petroleum products. The operating income generated at this facility depends on storage and throughput volumes and the level of fees charged for these services, as well as the fixed and variable costs of operating the terminal.

   Terminalling and storage fees are not directly affected by the absolute price level of crude oil and refined products, although they are affected by the absolute levels of supply and demand for these products.

Western Pipeline System

   The Western Pipeline System consists of our crude oil pipelines and gathering systems as well as our crude oil acquisition and marketing operations.

   The factors affecting the operating results of our crude oil pipelines and gathering systems are substantially similar to the factors affecting the operating results of our pipelines in the Eastern Pipeline System described above. The operating results of our crude oil acquisition and marketing operations are dependent on our ability to sell crude oil at a price in excess of our aggregate cost. We believe gross margin, which is equal to sales and other operating revenue less cost of products sold and operating expenses and depreciation and amortization, is a key measure of financial performance for the Western Pipeline System.

   Our crude oil acquisition and marketing operations generate substantial revenues and cost of sales because they reflect the sales price and cost of the significant volumes of crude oil we buy and sell. However, the absolute price levels for crude oil normally do not bear a relationship to gross margin, although these price levels significantly impact revenues and cost of products sold. As a result, period-to-period variations in revenues and cost of sales are not generally meaningful in analyzing the variation in gross margin for our crude oil acquisition and marketing operations.

   In general, we purchase crude oil at the wellhead from local producers and in bulk at major pipeline connection and marketing points. We also enter into transactions with third parties in which we exchange one grade of crude oil for another grade that more nearly matches our delivery requirement or the preferences of our customers. Bulk purchases and sales and exchange transactions are characterized by large volumes and much smaller margins than are sales of crude oil purchased at the wellhead. As we purchase crude oil, we establish a margin by selling or exchanging the crude oil for physical delivery of other crude oil to Sunoco R&M and third-party customers, such as independent refiners or major oil companies, thereby reducing exposure to price fluctuations. This margin is determined by the difference between the price of crude oil at the point of purchase and the price of crude oil at the point of sale, minus the associated costs related to acquisition and transportation. Changes in the absolute price level for crude oil do not materially impact our margin, as we attempt to maintain positions that are substantially balanced between crude oil purchases and sales.

   Because we attempt to maintain balanced positions, we are able to minimize basis risk, which occurs when crude oil is purchased based on a crude oil specification that is different from the countervailing sales arrangement. Specification differences include grades or types of crude oil, variability in lease crude oil barrels produced, individual refinery demand for specific grades of crude oil, relative market prices for the different grades of crude oil, customer location, availability of transportation facilities, timing, and costs (including storage) involved in delivering crude oil to the customer. Our policy is only to purchase crude oil for which we have a market and to structure our sales contracts so that crude oil price fluctuations do not materially affect the margin that we receive. We do not acquire and hold any futures contracts or other derivative products for any purpose.

   We operate our crude oil acquisition and marketing activities differently as market conditions change. During periods when there is a higher demand than supply of crude oil in the near term, the market is in backwardation, meaning that the price of crude oil in a given month exceeds the price of crude oil for delivery in subsequent months. A backwardated market has a positive impact on marketing margins because crude oil marketers can continue to purchase crude oil from producers at a fixed premium to posted prices while selling crude oil at a higher premium to such prices. In backwardated markets, we purchase crude oil and contract for its sale as soon as possible. When the demand for crude oil is weak, the market for crude oil is often in contango, meaning that the price of crude oil in a given month is less than the price of crude oil for delivery in subsequent months. In a contango market, marketing margins are adversely impacted as crude oil marketers are unable to capture the premium to posted prices described above. However, this unfavorable market condition can be mitigated by storing crude oil because storage owners at major trading locations can simultaneously purchase production at current prices for storage and sell at higher prices for future delivery. As a result, in a contango market we will purchase crude oil and contract for its delivery in future months to capture the price difference.

Agreements with Sunoco R&M and Sunoco, Inc.

   Pipelines and Terminals Storage and Throughput Agreement with Sunoco
R&M. Concurrent with the closing of this offering, we will enter into a pipelines and terminals storage and throughput agreement with Sunoco R&M. Under this agreement, Sunoco R&M will pay us fees generally comparable to those charged by third parties to:

    . transport on our refined product pipelines or throughput in our 32 inland refined product terminals an amount of refined products that will produce at least $75.0 million of revenue in the first year, escalating at 1.67% per year for the next four years. In addition, Sunoco R&M will pay us to transport on our refined product pipelines an amount of refined products that will produce at least $54.3 million of revenue in the sixth year and at least $55.2 million of revenue in the seventh year. Sunoco R&M will pay the published tariffs on the pipelines and contractually agreed upon fees at the terminals. On a pro forma basis, we would have received $82.8 million in revenue from Sunoco R&M for the use of these pipelines and terminals during the year ended December 31, 2000;

    . receive and deliver at least 130,000 bpd of refined products per year at our Marcus Hook Tank Farm for five years. In the first year, we will receive a fee of $0.1627 per barrel for the first 130,000 bpd and $0.0813 per barrel for volumes in excess of 130,000 bpd. These fees will escalate at the rate of 1.67% per year. During the year ended December 31, 2000, Sunoco R&M's throughput at the Marcus Hook Tank Farm averaged 133,455 bpd;

    . store 975,734 barrels of LPG per year at our Inkster Terminal, which represents all of our LPG storage capacity at this facility. In the first year of this seven-year agreement, we will receive a fee of $2.04 per barrel of committed storage, a fee of $0.204 per barrel for receipts greater than 975,734 barrels per year and a fee of $0.204 per barrel for deliveries greater than 975,734 barrels per year. These fees will escalate at the rate of 1.875% per year. For the past five years, Sunoco R&M has used the full capacity of our Inkster Terminal;

    . receive and deliver at least 290,000 bpd of crude oil or refined products per year at our Fort Mifflin Terminal Complex for seven years. In the first year, we will receive a fee of $0.1627 per barrel for the first 180,000 bpd and $0.0813 per barrel for volumes in excess of 180,000 bpd. These fees will escalate at the rate of 1.67% per year. Sunoco R&M's throughput at the Fort Mifflin Terminal Complex averaged 314,623 bpd during the year ended December 31, 2000; and

    . transport or cause to be transported an aggregate of at least 140,000 bpd of crude oil per year on our Marysville to Toledo, Nederland to Longview, Cushing to Tulsa, Barnsdall to Tulsa, and Bad Creek to Tulsa crude oil pipelines at the published tariffs for a term of seven years. During the year ended December 31, 2000, we and Sunoco R&M transported 165,149 bpd on these pipelines.

If Sunoco R&M fails to meet its minimum obligations pursuant to the contract terms set forth above, it will be required to pay us in cash the amount of any shortfall, which may be applied as a credit in the following year after Sunoco R&M's minimum obligations are met.

   Sunoco R&M's obligations under this agreement may be permanently reduced or suspended if Sunoco R&M (1) shuts down or reconfigures one of its refineries (other than planned maintenance turnarounds), or is prohibited from using MTBE in the gasoline it produces, and (2) reasonably believes in good faith that such event will jeopardize its ability to satisfy these obligations.

   From time to time, Sunoco, Inc. may be presented with opportunities by third parties with respect to its refinery assets. These opportunities may include offers to purchase and joint venture propositions. Sunoco, Inc. is also continually considering changes to its refineries. Those changes may involve new facilities, reduction in certain operations or modifications of facilities or operations. Changes may be considered to meet market demands, to satisfy regulatory requirements or environmental and safety objectives, to improve operational efficiency or for other reasons. Sunoco, Inc. has advised us that although it continually considers the types of matters referred to above, it is not currently proceeding with any transaction or plan that it believes is likely to result in any reconfigurations or other operational changes in any of its refineries served by our assets that would have a material effect on Sunoco R&M's business relationship with us. Further, Sunoco, Inc. has also advised us that it is not considering a shutdown of any of its refineries served by our assets. Sunoco, Inc. is, however, actively managing its assets and operations, and, therefore, changes of some nature, possibly material to its business relationship with us, are likely to occur at some point in the future.

   To the extent Sunoco R&M does not extend or renew the pipelines and terminals storage and throughput agreement, our financial condition and results of operations may be adversely affected. Our assets were constructed or purchased to service Sunoco R&M's refining and marketing supply chain and are well-situated to suit Sunoco R&M's needs. As a result, we would expect that even if this agreement is not renewed, Sunoco R&M would continue to use our pipelines and terminals. However, we cannot assure you that Sunoco R&M will continue to use our facilities or that we will be able to generate additional revenues from third parties. Please read "Risk Factors--Risks Inherent in Our Business."

   Omnibus Agreement. Historically, Sunoco, Inc. has allocated a portion of its general and administrative expenses to its pipeline, terminalling, and storage operations to cover costs of centralized corporate functions such as legal, accounting, treasury, engineering, information technology, and insurance. The allocation was $9.1 million, $9.0 million, and $10.1 million for the years ended December 31, 1998, 1999, and 2000, respectively, and $7.2 million and $8.2 million for the first nine months of 2000 and 2001, respectively.

   Under an omnibus agreement with Sunoco, Inc., we will pay Sunoco, Inc. or our general partner an an nual administrative fee, initially in the amount of $8.0 million, for the provision by Sunoco, Inc. or its affiliates of various general and administrative services for our benefit for three years following this offering. The $8.0 million fee includes expenses incurred by Sunoco, Inc. and its affiliates to perform centralized corporate functions, such as legal, accounting, treasury, engineering, information technology, insurance, and other corporate services, including the administration of employee benefit plans. This fee does not include salaries of pipeline and terminal personnel or other employees of our general partner, including senior executives, or the cost of their employee benefits, such as 401(k), pension, and health insurance benefits. We will have no employees. We will also reimburse Sunoco, Inc. and its affiliates for direct expenses they incur on our behalf. In addition, we anticipate incurring additional general and administrative costs, including costs for tax return preparation, annual and quarterly reports to unitholders, investor relations, registrar and transfer agent fees, and other costs related to operating as a separate publicly held entity. We estimate that these incremental costs will be approximately $4.0 million per year, including incremental insurance costs. Please read "Certain Relationships and Related Transactions--Omnibus Agreement."

   The omnibus agreement also will require Sunoco R&M to:

   . reimburse us for any operating expenses and capital expenditures in excess of $8.0 million per year in each year from 2002 to 2006 that are made to comply with the DOT's pipeline integrity management rule, subject to a maximum aggregate reimbursement of $15.0 million over the five-year period;

   . complete, at its expense, certain tank maintenance and inspection projects currently in progress or expected to be completed at the Darby Creek Tank Farm within one year; and

   . reimburse us for up to $10.0 million of expenditures required at the Marcus Hook Tank Farm and the Darby Creek Tank Farm to maintain compliance with existing industry standards and regulatory requirements.

   We will reflect outlays for these programs as operating expenses or capital expenditures, as appropriate. Capital expenditures would be depreciated over their useful lives. The reimbursement by Sunoco R&M will be reflected as a capital contribution.

   The omnibus agreement also provides that Sunoco, Inc. will indemnify us for certain environmental, toxic tort and other liabilities. Please read "--Environmental Matters," "Business--Environmental Regulation,"
"Business--Environmental Remediation," and "Certain Relationships and Related Transactions--Omnibus Agreement" for a more complete description of these provisions.

   Other Agreements with Sunoco R&M and Sunoco, Inc. We will also enter into an interrefinery lease agreement and crude oil purchase agreements with Sunoco R&M, a treasury services agreement with Sunoco, Inc. and a license agreement with Sunoco, Inc. and certain of its affiliates.

   Under a 20-year lease agreement, Sunoco R&M will pay us $5.1 million in the first year to lease the 58 miles of interrefinery pipelines between Sunoco R&M's Philadelphia and Marcus Hook refineries, escalating at 1.67% per year for the next 19 years. On a pro forma basis, Sunoco R&M would have paid us $4.9 million for the use of these pipelines for the year ended December 31, 2000.

   Sunoco R&M will also agree to purchase from us at market-based rates particular grades of crude oil that our crude oil acquisition and marketing business purchases for delivery to pipelines in: Longview, Trent, Tye, and Colorado City, Texas; Haynesville, Louisiana; Marysville and Lewiston, Michigan; and Tulsa, Oklahoma. At Marysville and Lewiston, Michigan, we exchange Michigan sweet and Michigan sour crude oil we own for domestic sweet crude oil supplied by Sunoco R&M at market-based rates. The initial term of these agreements is two months. These agreements will automatically renew on a monthly basis unless terminated by either party on 30 days' written notice. Sunoco R&M has indicated that it has no current intention to terminate these agreements. During the year ended December 31, 2000, Sunoco R&M purchased 79,346 bpd of crude oil from us in these areas.

   We will enter into a license agreement with Sunoco, Inc. and certain of its affiliates, including our general partner, pursuant to which we will grant to our general partner a license to our intellectual property so that our general partner can manage our operations and create intellectual property using our intellectual property. Our general partner will assign to us the new intellectual property it creates in operating our business. Our general partner will also license to us certain of its own intellectual property for use in the conduct of our business and we will license to our general partner certain of our intellectual property for use in the conduct of its business. The license agreement will also grant to us a license to use the trademarks, trade names, and service marks of Sunoco, Inc. in the conduct of our business.

   We will enter into a treasury services agreement with Sunoco, Inc. pursuant to which we will, among other things, participate in Sunoco, Inc.'s centralized cash management program. Under this program, all of our cash receipts and cash disbursements will be processed, together with those of Sunoco, Inc. and its other subsidiaries, through Sunoco, Inc.'s cash accounts with a corresponding credit or charge to an intercompany account. The intercompany balances will be settled periodically, but no less frequently than at the end of each month. Amounts due from Sunoco, Inc. and its subsidiaries will earn interest at a rate equal to the average rate of our third-party money market investments, while amounts due to Sunoco, Inc. and its subsidiaries bear interest at a rate equal to the interest rate provided in our revolving credit facility.

Results of Operations

                                                                            Nine Months Ended
                                               Year Ended December 31,        September 30,
                                             ---------------------------- ---------------------
                                               1998     1999      2000       2000       2001
                                             -------- -------- ---------- ---------- ----------
                                                               (in thousands)
Combined Statements of Income
Sales and other operating revenue:
 Affiliates................................. $570,332 $764,133 $1,301,079 $  964,885 $  837,124
 Unaffiliated customers.....................  124,869  210,069    507,532    364,475    413,387
Other income................................    5,022    6,133      5,574      4,032      3,474
                                             -------- -------- ---------- ---------- ----------
Total revenues..............................  700,223  980,335  1,814,185  1,333,392  1,253,985
                                             -------- -------- ---------- ---------- ----------
Cost of products sold and operating expenses  583,587  866,610  1,699,541  1,247,403  1,164,381
Depreciation and amortization...............   18,622   19,911     20,654     15,217     17,682
Selling, general and administrative expenses   29,890   27,461     34,683     25,971     26,213
                                             -------- -------- ---------- ---------- ----------
Total costs and expenses....................  632,099  913,982  1,754,878  1,288,591  1,208,276
                                             -------- -------- ---------- ---------- ----------
Operating income............................   68,124   66,353     59,307     44,801     45,709
Net interest expense........................    7,117    6,487     10,304      6,640      8,504
                                             -------- -------- ---------- ---------- ----------
Income before income tax expense............   61,007   59,866     49,003     38,161     37,205
Income tax expense..........................   23,116   22,488     18,483     14,411     13,920
                                             -------- -------- ---------- ---------- ----------
Net income.................................. $ 37,891 $ 37,378 $   30,520 $   23,750 $   23,285
                                             ======== ======== ========== ========== ==========
Segment Operating Income:

Eastern Pipeline System
Sales and other operating revenue:
 Affiliates................................. $ 68,081 $ 70,177 $   69,027 $   52,832 $   52,452
 Unaffiliated customers.....................   22,571   19,472     19,323     14,150     15,544
Other income................................    4,449    5,500      4,592      3,302      3,470
                                             -------- -------- ---------- ---------- ----------
Total revenues..............................   95,101   95,149     92,942     70,284     71,466
                                             -------- -------- ---------- ---------- ----------
Cost of products sold and operating expenses   34,150   38,633     41,174     31,603     30,447
Depreciation and amortization...............    7,395    7,929      8,272      6,164      7,235
Selling, general and administrative expenses   11,371   10,086     12,432      9,182      9,474
                                             -------- -------- ---------- ---------- ----------
Total costs and expenses....................   52,916   56,648     61,878     46,949     47,156
                                             -------- -------- ---------- ---------- ----------
Operating income............................ $ 42,185 $ 38,501 $   31,064 $   23,335 $   24,310
                                             ======== ======== ========== ========== ==========
Terminal Facilities
Sales and other operating revenue:
 Affiliates................................. $ 35,263 $ 38,329 $   44,356 $   34,238 $   31,374
 Unaffiliated customers.....................   28,307   29,166     31,042     21,046     22,267
Other income (loss).........................      343      356        430        208        (98)
                                             -------- -------- ---------- ---------- ----------
Total revenues..............................   63,913   67,851     75,828     55,492     53,543
                                             -------- -------- ---------- ---------- ----------
Cost of products sold and operating expenses   27,350   33,588     39,390     30,689     25,866
Depreciation and amortization...............    8,118    8,457      8,616      6,275      7,171
Selling, general and administrative expenses    9,649    9,039     10,666      7,416      7,392
                                             -------- -------- ---------- ---------- ----------
Total costs and expenses....................   45,117   51,084     58,672     44,380     40,429
                                             -------- -------- ---------- ---------- ----------
Operating income............................ $ 18,796 $ 16,767 $   17,156 $   11,112 $   13,114
                                             ======== ======== ========== ========== ==========
Western Pipeline System
Sales and other operating revenue:
 Affiliates................................. $466,988 $655,627 $1,187,696 $  877,815 $  753,298
 Unaffiliated customers.....................   73,991  161,431    457,167    329,279    375,576
Other income................................      230      277        552        522        102
                                             -------- -------- ---------- ---------- ----------
Total revenues..............................  541,209  817,335  1,645,415  1,207,616  1,128,976
                                             -------- -------- ---------- ---------- ----------
Cost of products sold and operating expenses  522,087  794,389  1,618,977  1,185,111  1,108,068
Depreciation and amortization...............    3,109    3,525      3,766      2,778      3,276
Selling, general and administrative expenses    8,870    8,336     11,585      9,373      9,347
                                             -------- -------- ---------- ---------- ----------
Total costs and expenses....................  534,066  806,250  1,634,328  1,197,262  1,120,691
                                             -------- -------- ---------- ---------- ----------
Operating income............................ $  7,143 $ 11,085 $   11,087 $   10,354 $    8,285
                                             ======== ======== ========== ========== ==========

Operating Highlights

                                                                                  Nine Months Ended
                                                   Year Ended December 31,          September 30,
                                               -------------------------------- ---------------------
                                                  1998       1999       2000       2000       2001
                                               ---------- ---------- ---------- ---------- ----------
Eastern Pipeline System/(1)/:
Pipeline throughput (bpd):
  Refined products/(2)/.......................    431,989    461,379    444,046    466,530    454,848
  Crude oil...................................     88,638     81,464     91,464     93,474     96,833
Total shipments (barrel miles per day)/(3)   / 55,086,591 56,136,819 54,910,640 56,404,112 55,552,924
Tariffs per barrel mile(c)....................      0.451      0.438      0.440      0.433      0.448

Terminal Facilities:
Terminal throughput (bpd):
  Refined product terminals...................    234,058    251,627    266,212    262,858    274,381
  Nederland Terminal..........................    475,796    544,624    566,941    511,688    437,852
  Fort Mifflin Terminal Complex...............    315,497    306,534    314,623    324,026    320,034
  Marcus Hook Tank Farm.......................    138,556    142,404    133,455    137,277    140,550

Western Pipeline System:
Crude oil pipeline throughput (bpd)...........    253,124    252,098    295,991    291,538    289,496
Crude oil purchases at wellhead (bpd).........    155,606    145,425    176,964    178,965    177,189
Gross margin per barrel(c)/(4)/...............       17.1       20.8       20.4       24.0       22.2

--------
(1)Excludes amounts attributable to our 9.4% ownership interest in the Explorer Pipeline Company joint venture.
(2)Excludes Toledo, Twin Oaks, and Linden transfer pipelines, which transport large volumes over short distances and generate minimal revenues.
(3)Represents total average daily pipeline throughput multiplied by the number of miles of pipeline through which each barrel has been shipped.
(4)Represents total segment sales and other operating revenue minus cost of products sold and operating expenses and depreciation and amortization divided by crude oil pipeline throughput.

Nine Months Ended September 30, 2001 versus Nine Months Ended September 30, 2000

   Analysis of Combined Statements of Income

   Sales and other operating revenue for the nine months ended September 30, 2001 were $1,250.5 million as compared to $1,329.4 million for the same period during 2000, a decrease of $78.9 million. This decrease was primarily due to lower crude oil sales revenue resulting from a decline in crude oil prices. During the first nine months of 2001, the average price of West Texas Intermediate crude oil, or WTI, at Cushing, Oklahoma, the benchmark crude oil in the United States, dropped to $27.75 per barrel from $29.64 per barrel.

   Other income was $3.5 million in the first nine months of 2001 versus $4.0 million in the first nine months of 2000. This $0.5 million decrease was primarily due to lower dividend income from an insurance consortium in which Sunoco, Inc. participates and the absence of our allocated portion of a gain recognized in 2000 attributable to the receipt of stock by Sunoco, Inc. in connection with an insurance company demutualization. We allocated these insurance-related gains to each of our business segments. Partially offsetting these lower gains was a $0.6 million increase in Explorer equity income to $3.1 million in the first nine months of 2001 from $2.5 million in the same period in 2000. Cash dividends paid to us by Explorer approximate the equity income earned by us from that investment. The increase in Explorer equity income was due to the absence of the adverse impact of a refined products spill that occurred in March 2000.

   Total cost of products sold and operating expenses decreased $83.0 million to $1,164.4 million in the first nine months of 2001 from $1,247.4 million in the same period in 2000. This decrease was primarily due to the decline in crude oil prices described above.

   Approximately 90% of our sales and other operating revenue and 95% of our cost of products sold and operating expenses are attributable to our crude oil acquisition and marketing activities in our Western Pipeline System. However, the critical profitability factor for these activities is the gross margin, not the absolute level of revenues and expenses.

   Depreciation and amortization was $17.7 million during the first nine months of 2001 compared to $15.2 million in the first nine months of 2000. This $2.5 million increase was primarily due to recent capital expenditures.

   Selling, general and administrative expenses were $26.2 million during the first nine months of 2001 compared to $26.0 million in the first nine months of 2000. Selling, general and administrative expenses include amounts allocated to us by Sunoco, Inc. to cover the costs of centralized corporate functions incurred on our behalf. These costs totaled $8.2 million and $7.2 million for the first nine months of 2001 and 2000, respectively.

   Net interest expense was $8.5 million for the first nine months of 2001 versus $6.6 million for the first nine months of 2000. This $1.9 million increase was primarily due to higher average outstanding borrowings from an affiliate. Income tax expense decreased as a result of the decrease in pretax earnings. The effective tax rate decreased to 37% in the first nine months of 2001 from 38% in the same period in 2000.

   Analysis of Segment Operating Income

   Eastern Pipeline System. Operating income in our Eastern Pipeline System was $24.3 million in the first nine months of 2001 compared to $23.3 million for the first nine months of 2000. This $1.0 million increase was due to a $1.0 million increase in sales and other operating revenue and a $0.2 million increase in other income, partially offset by a $0.2 million increase in total costs and expenses. Total pipeline throughput in the first nine months of 2001 decreased 8,323 bpd, or 1%, compared to the same period in 2000, while shipments in barrel miles decreased 2%. The average tariff per barrel mile increased to 0.448c per barrel in the first nine months of 2001 from 0.433c per barrel in the same period in 2000.

   The $1.0 million increase in sales and other operating revenue was primarily due to increased tariff revenue on our 123-mile Marysville to Toledo crude oil pipeline and the 39-mile Twin Oaks to Montello refined product pipeline. The higher revenue from the Marysville to Toledo pipeline was due to a 3,359 bpd increase in volumes resulting from higher Canadian crude oil purchases by Sunoco R&M and third parties and a larger percentage of higher-tariff crude oil shipments. The increase in revenue on the Twin Oaks to Montello pipeline was attributable to a 5,479 bpd increase in shipments of reformulated gasoline blendstocks from Sunoco R&M's Marcus Hook refinery. Also contributing to the increase in sales and other operating revenue was higher throughput of refined products by Sunoco R&M at our terminals due to higher demand for gasoline and heating oil and other distillate products, which was partially offset by reduced shipments by Sunoco R&M on the Philadelphia to Linden pipeline, a low-tariff pipeline, as a result of a turnaround at Sunoco R&M's Philadelphia refinery in 2001.

   The $0.2 million increase in other income was primarily due to the $0.6 million increase in equity income from Explorer discussed above, partially offset by lower allocated insurance-related gains.

   The $0.2 million increase in total costs and expenses was due to increases in depreciation and amortization of $1.1 million due to recent capital expenditures and increases in selling, general and administrative expenses of $0.3 million, partially offset by a decrease in operating expenses of $1.2 million. The reduction in operating expenses was largely attributable to remediation of a pipeline leak which occurred in January 2000.

   Terminal Facilities. Operating income in our Terminal Facilities was $13.1 million in the first nine months of 2001 compared to $11.1 million in the first nine months of 2000. This $2.0 million increase was in part due to storage revenue attributable to a new 660,000 barrel tank placed into service at our Nederland Terminal in September 2000, partially offset by a decrease in low-tariff throughput at this terminal attributable to reduced volumes from one customer of approximately 77,000 bpd. Also contributing to the improvement were lower operating expenses, including costs associated with terminal repair and upgrade projects in 2000 at the Fort Mifflin Terminal.

   Historically, most of the terminalling and throughput services we have provided for Sunoco R&M were at fees that enabled us to recover our costs, but not to generate operating income. Accordingly, a $3.0 million decrease in these costs and expenses during the first nine months of 2001 resulted in a corresponding decrease in revenues. The primary cause for these declines was the absence of $6.0 million in charges recognized in the first nine months of 2000 in connection with remediation activities related to a February 2000 crude oil spill at one of our crude oil transfer lines to the Darby Creek Tank Farm. Partially offsetting this factor were higher depreciation and amortization due to recent capital expenditures, other environmental remediation expenses, and other general cost increases.

   Throughput volumes at our refined product terminals increased 4% in the first nine months of 2001 as compared to the same period in 2000 primarily due to stronger heating oil and other distillate fuel demand resulting from colder weather. The average throughput of our refinery-related assets, the Fort Mifflin Terminal Complex and the Marcus Hook Tank Farm, was essentially unchanged in the first nine months of 2001.

   Western Pipeline System. Operating income in our Western Pipeline System was $8.3 million in the first nine months of 2001 compared to $10.4 million in the first nine months of 2000. This $2.1 million decrease was primarily due to a $1.7 million decrease in gross margin and a $0.4 million decrease in other income. Crude oil pipeline throughput volumes decreased 1% as a decline in high-tariff throughput was essentially offset by an increase in low-tariff volumes. Gross margin per barrel of pipeline throughput decreased by 1.8c in the first nine months of 2001 versus the same period in 2000.

   The $1.7 million decrease in gross margin was due to a decrease in margins from crude oil pipeline operations, partially offset by an increase in crude oil acquisition and marketing margins. The decline in crude oil pipeline margins was mainly due to lower revenues in our Texas Gulf Coast and East Texas Pipeline system and higher depreciation and amortization expense. The lower revenues were primarily the result of reduced shipments of crude oil through our Nederland to Longview pipeline, which delivers crude oil to the Mid-Valley and BP pipelines at Longview, Texas. Revenues also declined due to lower gathering volumes. The increase in depreciation and amortization expense was primarily due to recent capital expenditures. Also contributing to the decline in crude oil pipeline margins was an increase in pipeline operating expenses due in part to higher electricity prices. The higher crude oil acquisition and marketing margins reflect the benefit of the then-existing market conditions under the formula-based pricing mechanism of our supply agreement with Sunoco R&M. Gross margin in our crude oil acquisition and marketing operations also benefited from lower volumetric losses in our crude oil trucking operations. Partially offsetting these positive factors were higher wages paid to our truck drivers and higher depreciation and amortization expense.

   The $0.4 million decrease in other income was due to the lower allocated insurance-related gains.

Year Ended December 31, 2000 versus Year Ended December 31, 1999

   Analysis of Combined Statements of Income

   Sales and other operating revenues for 2000 were $1,808.6 million compared to $974.2 million for 1999, an increase of $834.4 million. This increase was primarily due to higher crude oil prices and volumes. The average price of WTI at Cushing increased to $30.20 per barrel in 2000 from $19.24 per barrel in 1999. Sales volumes increased 12.7 million barrels, or 32%, during 2000 in large part due to the full-year impact of the acquisition of the crude oil transportation and marketing assets of Pride Companies, L.P., or the West Texas assets, in October 1999.

   Other income was $5.6 million in 2000 versus $6.1 million in 1999. This $0.5 million decrease was due to an $0.8 million decline in Explorer equity income to $3.8 million in 2000 from $4.6 million in 1999, due to costs associated with a refined products spill that occurred in March 2000, partially offset by a $0.4 million allocated gain on the receipt of stock by Sunoco, Inc. in connection with an insurance company demutualization.

   Total cost of products sold and operating expenses increased $832.9 million to $1,699.5 million in 2000 from $866.6 million in 1999. This increase was primarily due to higher crude oil acquisition prices and purchase volumes.

   Depreciation and amortization was $20.7 million in 2000 versus $19.9 million in 1999. This $0.8 million increase was primarily due to recent capital expenditures and the acquisition of the West Texas assets in October 1999.

   Selling, general and administrative expenses were $34.7 million in 2000 versus $27.5 million in 1999. This $7.2 million increase was largely due to higher allocated costs attributable to Sunoco, Inc.'s employee incentive compensation and benefit plans. Historically, allocated incentive compensation costs were determined based upon Sunoco, Inc.'s overall financial performance. Future incentive compensation will depend upon our performance. Higher salaries and wages also contributed to the increase. Selling, general and administrative expenses include amounts allocated to us by Sunoco, Inc., which were $10.1 million and $9.0 million in 2000 and 1999, respectively.

   Net interest expense was $10.3 million in 2000 versus $6.5 million in 1999. This $3.8 million increase was primarily due to higher average outstanding borrowings from an affiliate, partially offset by higher capitalized interest. Income tax expense decreased as a result of the decline in pretax earnings. The effective tax rate in both 2000 and 1999 was 38%.

   Analysis of Segment Operating Income

   Eastern Pipeline System. Operating income in our Eastern Pipeline System was $31.1 million in 2000 compared to $38.5 million in 1999. This $7.4 million decrease was due to a $1.3 million decrease in sales and other operating revenue, a $5.2 million increase in total costs and expenses, and a $0.9 million decrease in other income. Refined product pipeline throughput in 2000 decreased 17,333 bpd, or 4%, compared to 1999, and shipments in barrel miles decreased 2% in the current period. The average tariff per barrel mile increased to 0.440c per barrel in 2000 from 0.438c per barrel in 1999.

   The $1.3 million decrease in sales and other operating revenue was due in part to lower tariff revenue from most of our refined product pipelines resulting from decreased production at Sunoco R&M's refineries related to scheduled refinery turnarounds. Also contributing to the lower sales and other operating revenue were decreased sales of heating oil and other distillate fuels by Sunoco R&M at our terminals due to unseasonably warm weather and reduced shipments on our Twin Oaks to Newark pipeline due to higher prices of refined products, particularly gasoline, in the Philadelphia area than in the New York Harbor market. Partially offsetting these negative factors were increased tariff revenues resulting from increased throughput on our Philadelphia to Linden pipeline due to the expansion of the Linden junction and a new connection to a third-party terminal in Syracuse, New York, which allowed Sunoco R&M to shift volumes from competitors' pipelines to our Montello to Syracuse pipeline. Revenues also increased on our Marysville to Toledo crude oil pipeline due to increased processing of Canadian crude oil at Sunoco R&M's Toledo refinery.

   The $5.2 million increase in total costs and expenses was due to a $2.5 million increase in operating expenses, a $2.3 million increase in selling, general and administrative expenses, and a $0.4 million increase in depreciation and amortization. The increase in operating expenses was primarily due to the adverse impact of changes in volumetric gains and losses on our pipelines and higher environmental remediation costs largely due to a pipeline leak that occurred in January 2000. The increase in selling, general and administrative expenses was primarily due to higher employee incentive compensation payments and benefit costs and administrative costs allocated to us from Sunoco, Inc.

   The $0.9 million decrease in other income was primarily due to the $0.8 million decline in equity income from Explorer discussed above.

   Terminal Facilities. Operating income in our Terminal Facilities was $17.2 million in 2000 compared to $16.8 million in 1999. This $0.4 million increase was primarily due to higher revenues at our Nederland Terminal primarily as a result of a 4% increase in terminal throughput. The higher throughput was largely due to U.S. Department of Energy sales of crude oil from the Strategic Petroleum Reserve primarily during the fourth quarter of 2000, which was partially offset by decreased throughput of lubricant products by Sunoco R&M. Also partially offsetting the higher revenues was an increase in operating and administrative expenses largely as a result of higher employee incentive compensation payments and benefit costs and higher utility costs attributable to increases in electricity and fuel prices.

   Total costs and corresponding revenues attributable to our refined product terminals and refinery-related assets increased $7.0 million as a result of the $6.0 million of charges recognized in 2000 in connection with the remediation activities related to the spill in February 2000 at one of our crude oil transfer lines to the Darby Creek Tank Farm. Higher employee incentive compensation and benefit costs also contributed to the increase.

   Throughput volumes at our refined product terminals increased 6% in 2000 primarily due to higher Sunoco R&M retail gasoline sales volumes, particularly in the Midwest. The average throughput of our refinery-related assets was essentially unchanged in 2000 as increased crude oil throughput at Sunoco R&M's Philadelphia refinery offset declines related to scheduled turnaround activity at Sunoco R&M's Marcus Hook refinery.

   Western Pipeline System. Operating income in our Western Pipeline System was $11.1 million for both 2000 and 1999. A $3.0 million increase in gross margin was offset by higher selling, general and administrative expenses. Revenues and expenses in the Western Pipeline System increased significantly during 2000 in large part due to the acquisition of the West Texas assets in October 1999, which contributed $4.1 million and $1.3 million to operating income (including gross margin of $4.5 million and $1.4 million) in 2000 and 1999, respectively. Excluding the West Texas assets, gross margin decreased $0.1 million in 2000 primarily due to a decrease in margins from crude oil acquisition and marketing activities, essentially offset by an increase in margins from crude oil pipeline operations.

   Crude oil acquisition and marketing margins declined primarily due to increased competitive pressure in 2000 for purchasing crude oil as demand from Midwest refineries increased and domestic production declined. We were unable to pass all of the increase in crude oil acquisition costs on to Sunoco R&M under the terms of a supply agreement. Also contributing to the margin decline was the adverse impact of volumetric gains and losses in our crude oil trucking operations. Partially offsetting these negative factors was the absence of unfavorable litigation settlements recognized in 1999.

   The higher crude oil pipeline margin reflects higher gross margin from the 10-inch East Texas pipeline reactivated in July 1999 to transport foreign crude oil for Sunoco R&M's Toledo refinery and additional deliveries on the pipeline to Sunoco R&M's and Sinclair Oil's Tulsa refineries. Partially offsetting these positive factors were increases in salaries and wages, utility costs, and rental expense.

   The $3.2 million increase in selling, general and administrative expenses was primarily due to the higher employee incentive compensation and benefit costs and higher administrative costs allocated to us by Sunoco, Inc.

Year Ended December 31, 1999 versus Year Ended December 31, 1998

   Analysis of Combined Statements of Income

   Sales and other operating revenue for 1999 were $974.2 million as compared to $695.2 million for 1998, an increase of $279.0 million. This increase was primarily due to higher crude oil prices, partially offset by a decrease in volumes. The average price of WTI at Cushing increased to $19.24 per barrel in 1999 from $14.43 per barrel in 1998. Sales volumes decreased 3.0 million barrels, or 8%, due to lower domestic crude oil production and lower demand from Midwest refineries due to the poor refining margin environment, partially offset by increased volumes attributable to the West Texas assets acquired in October 1999.

   Other income was $6.1 million in 1999 versus $5.0 million in 1998. This $1.1 million increase was largely due to a $0.7 million increase in Explorer equity income to $4.6 million in 1999 from $3.9 million in 1998, due to a 47,000 bpd, or 10%, increase in throughput. Our allocated portion of higher dividend income from an insurance consortium in which Sunoco, Inc. participates also contributed to the increase in other income.

   Total cost of products sold and operating expenses increased $283.0 million to $866.6 million in 1999 from $583.6 million in 1998. The increase was primarily due to higher crude oil acquisition prices, partially offset by a decrease in purchase volumes in the Western Pipeline System.

   Depreciation and amortization was $19.9 million in 1999 versus $18.6 million in 1998. This $1.3 million increase was due to recent capital expenditures and the acquisition of the West Texas assets in October 1999.

   Selling, general and administrative expenses were $27.5 million in 1999 versus $29.9 million in 1998. This $2.4 million decrease was primarily due to reductions in allocated employee incentive compensation and benefit costs, partially offset by higher salaries and wages and general cost increases. Selling, general and administrative expenses include amounts allocated to us by Sunoco, Inc., which totaled $9.0 million and $9.1 million in 1999 and 1998, respectively.

   Net interest expense was $6.5 million in 1999 versus $7.1 million in 1998. This $0.6 million decrease was primarily due to lower average interest rates and higher capitalized interest. Income tax expense decreased as a result of the decline in pretax earnings. The effective tax rate in both 1999 and 1998 was 38%.

   Analysis of Segment Operating Income

   Eastern Pipeline System. Operating income in our Eastern Pipeline System was $38.5 million in 1999 compared to $42.2 million in 1998. This $3.7 million decrease was due to a $1.0 million decline in sales and other operating revenue and a $3.7 million increase in total costs and expenses, partially offset by a $1.0 million increase in other income. Refined product pipeline throughput in 1999 increased 29,390 bpd, or 7%, compared to 1998, while shipments in barrel miles increased 2%. The average tariff per barrel mile decreased to 0.438c per barrel in 1999 from 0.451c per barrel in 1998.

   The $1.0 million decrease in sales and other operating revenue was due in part to lower revenues on our Marysville to Toledo crude oil pipeline caused by a reduction in third-party throughput due to increased competition from a new Lakehead pipeline that began operating in April 1999. This decrease in revenues was partially offset by higher tariff revenues from increased shipments to Sunoco R&M's Toledo refinery as the price of Canadian crude oil dropped relative to alternative grades. Also contributing to the decrease in sales and other operating revenue were lower tariff revenues due to the closing of Sunoco R&M's Syracuse terminal, which resulted in Sunoco R&M shipping on a competitor's pipeline to a third-party terminal to supply its retail outlets and wholesale customers in the Syracuse area. Partially offsetting these negative factors were increased shipments over our pipelines from Sunoco R&M's Philadelphia refinery as Sunoco R&M increased production in response to weather-related increases in heating oil and other distillate fuel demand in its Eastern marketing area.

   The $3.7 million increase in total costs and expenses was due to $4.5 million higher operating expenses and $0.5 million higher depreciation and amortization, partially offset by $1.3 million lower selling, general and administrative expenses. The higher operating expenses largely resulted from the adverse impact of changes in volumetric gains and losses on our pipelines, higher environmental remediation costs and litigation settlements, and increased costs for maintenance and line testing. The decrease in selling, general and administrative expenses was primarily due to the reductions in allocated employee incentive compensation and benefit costs, partially offset by higher salaries and wages and other general cost increases.

   The $1.0 million increase in other income was primarily due to the $0.7 million increase in equity income from Explorer discussed above.

   Terminal Facilities. Operating income in our Terminal Facilities was $16.8 million in 1999 versus $18.8 million in 1998. This $2.0 million decrease was primarily due to increased operating costs at the Nederland Terminal due to higher utility costs, which were partially offset by higher revenues at our Fort Mifflin Terminal resulting from increased storage services provided to Sunoco R&M's Philadelphia refinery. Revenues at Nederland were flat because increased crude oil throughput was essentially offset by lower storage volumes.

   Total costs and corresponding revenues attributable to our refined product terminals and refinery-related assets increased $2.8 million in 1999 in part due to higher environmental remediation expense largely as a result of the absence of a $1.1 million favorable adjustment to refined product terminal environmental remediation liabilities that was recognized in 1998.

   Throughput at our refined product terminals increased 8% in 1999 primarily due to increased Sunoco R&M volumes resulting from retail marketing growth and a shift by Sunoco R&M to our terminals from those of our competitors. The average throughput of our refinery-related assets decreased 1% in 1999.

   Western Pipeline System. Operating income in our Western Pipeline System was $11.1 million in 1999 compared to $7.1 million in 1998. This $4.0 million increase was due to a $3.4 million increase in gross margin and a $0.6 million decrease in selling, general and administrative expenses. Revenues and expenses in the Western Pipeline System increased significantly during 1999 primarily due to higher crude oil prices at the wellhead, partially offset by a decrease in volumes despite additional volumes from the acquisition of the West Texas assets in October 1999. Excluding the West Texas assets, gross margin increased $2.0 million.

   This $2.0 million increase in gross margin (excluding the West Texas assets) was primarily due to an increase in margin from crude oil acquisition and marketing activities, partially offset by a decrease in margin from crude oil pipelines. Crude oil acquisition and marketing margins improved in 1999 as the crude oil market structure switched from contango in 1998 to backwardation in 1999. This resulted in increased margins since our customers pay higher prices for crude oil during backwardated periods, while increased crude oil acquisition costs paid to our suppliers generally lag market prices. The higher crude oil acquisition and marketing margins were adversely impacted by higher depreciation and amortization expense. The lower crude oil pipeline margins were primarily due to lower throughput on our gathering and trunk lines resulting from production declines attributable to low crude oil prices and higher depreciation and amortization expense, partially offset by the reactivation in July 1999 of the East Texas 10-inch pipeline to transport foreign crude oil for Sunoco R&M's Toledo refinery. The $0.6 million decrease in selling, general and administrative expenses was primarily due to reductions in employee incentive compensation and benefit costs.

Liquidity and Capital Resources

Cash Flows and Capital Expenditures

   Net cash provided by operating activities for the nine months ended September 30, 2001 was $17.1 million compared to $62.1 million for the nine months ended September 30, 2000. This $45.0 million decrease in net cash provided by operating activities was primarily due to a $57.3 million increase in working capital uses pertaining to operating activities, partially offset by an increase in depreciation and amortization of $2.5 million, and deferred income taxes of $5.3 million.

   The $57.3 million increase in working capital uses pertaining to operating activities was due to a $34.4 million increase in working capital in the nine months ended September 30, 2001 compared to a $22.9 million decrease in working capital in the corresponding prior-year period. The increase in working capital in 2001 was primarily a result of the impact of a decline in crude oil prices on receivables and payables from the purchase and sale of crude oil in the Western Pipeline System. During 2000, crude oil prices increased, which caused working capital to decline.

   The inverse relationship between crude oil prices and the level of working capital exists because we have more crude oil payables than receivables and because we use the last-in, first-out method of accounting for crude oil inventories in our crude oil acquisition and marketing activities. Crude oil payables exceed crude oil receivables largely due to the absence of a crude oil receivable from Sunoco R&M. Historically, receivables from Sunoco R&M have been settled immediately through the net parent investment account. The following example illustrates this inverse relationship. As crude oil prices increase, the carrying amount of inventory does not change under the last-in, first-out method of accounting, while both crude oil receivables and payables increase. Because crude oil payables exceed crude oil receivables, the impact of the price increase on payables is greater, resulting in a reduction in working capital. Upon completion of the offering, payment terms in our crude oil supply contracts with Sunoco R&M will result in crude oil receivables, lowering the net crude oil payable and reducing the impact of changes in crude oil prices on net cash provided by operating activities.

   For the full year 2000, our net cash provided by operating activities was $79.1 million compared to $125.2 million in 1999 and $45.0 million in 1998. The $46.1 million decrease in net cash provided by operating activities in 2000 was largely due to a $35.5 million decrease in working capital sources pertaining to operating activities and a $6.9 million decrease in net income. The $80.2 million increase in net cash provided by operating activities in 1999 was largely due to an $82.5 million increase in working capital sources pertaining to operating activities, partially offset by a decline in deferred income taxes of $1.8 million. The fluctuations in working capital during the 1998-2000 period were primarily due to the impact of crude oil price changes on receivables and payables from the purchase and sale of crude oil in the Western Pipeline System.

   Net cash used in investing activities for the years ended December 31, 2000, 1999, and 1998 was $77.3 million, $75.1 million, and $36.9 million, respectively. Capital expenditures were $57.9 million in 2000, $47.0 million in 1999, and $36.9 million in 1998. The other significant investing transactions in the three-year period were the acquisition of the West Texas assets in 1999 for $29.6 million and a loan to The Claymont Investment Company, a wholly owned subsidiary of Sunoco, Inc., of $20.0 million in 2000.

   Net cash used in financing activities for the years ended December 31, 2000, 1999, and 1998 was $1.8 million, $50.0 million, and $8.0 million, respectively. Distributions to Sunoco, Inc. and its affiliates were $96.6 million, $49.8 million, and $8.0 million in 2000, 1999, and 1998, respectively. Net proceeds of borrowings from The Claymont Investment Company were $95.0 million in 2000.

   The Claymont Investment Company serves as a lender and borrower of funds to and from Sunoco, Inc. and its subsidiaries, including Sunoco Logistics (Predecessor), to enable those entities to achieve their desired capital structures. Amounts owed to and due from The Claymont Investment Company under these financing arrangements included in the Sunoco Logistics (Predecessor) combined balance sheets will not be assumed by or contributed to our partnership. Furthermore, subsequent to the offering, we will not engage in these types of financing arrangements with The Claymont Investment Company or any other subsidiary of Sunoco, Inc.

Capital Requirements

   The pipeline, terminalling, and crude oil storage operations are capital intensive, requiring significant investment to upgrade or enhance existing operations and to meet environmental and operational regulations. Our capital requirements have consisted, and are expected to continue to consist, primarily of:

   . maintenance capital expenditures, such as those required to maintain equipment reliability, tankage, and pipeline integrity and safety, and to address environmental regulations; and

   . expansion capital expenditures to acquire complementary assets to grow our business and to expand existing facilities, such as projects that increase storage or throughput volumes.

   The following table summarizes maintenance and expansion capital expenditures for the periods presented:

                                          Year Ended          Nine Months Ended
                                         December 31,           September 30,
                                 ---------------------------- -----------------
                                  1998    1999         2000     2000     2001
                                 ------- -------      ------- -------  -------
                                                 (in thousands)
Maintenance..................... $28,420 $32,312      $39,067 $24,591  $28,898
Expansion.......................   8,527  49,556/(1)/  18,854  11,484   11,324
                                 ------- -------      ------- -------  -------
   Total........................ $36,947 $81,868/(1)/ $57,921 $36,075  $40,222
                                 ======= =======      ======= =======  =======

--------
(1)Includes purchase of the West Texas assets for $29.6 million in cash and the assumption of $5.3 million of long-term debt.

   We estimate that our annual maintenance capital expenditures will be $27.0 million in 2002. These projected maintenance capital outlays are approximately $7.3 million lower than the average annual outlays for the period from January 1, 1998 to September 30, 2001 . This prior period included several one-time projects to upgrade our technology, increase reliability, and lower our cost structure. We do not believe we will incur these types of expenditures in 2002.

   In the area of technology, we completed numerous automation projects, upgraded our metering systems, enhanced various software packages, and replaced pipeline control systems. In addition, we completed numerous asset upgrade projects, including relocating pipelines at the Philadelphia International Airport due to runway and terminal reconfigurations, rebuilds on two pump stations, and repair and upgrades on the crude oil transfer lines between Hog Island Wharf and the Darby Creek Tank Farm. The crude oil transfer lines, which were historically a part of Sunoco R&M's refining business, did not meet pipeline standards and could not be internally inspected or maintained by conventional leak detection devices prior to completion of this project.

   In the area of transportation and safety, the DOT has recently adopted a pipeline integrity management rule. Based on historical integrity tests conducted since 1989, we have estimated that compliance with this rule will cost us approximately $8.0 million per year for five years, or a total of $40.0 million, for all pipelines in our Eastern and Western Pipeline Systems that are subject to this rule. Under the terms of the omnibus agreement, Sunoco R&M will reimburse us for operating expenses and capital expenditures in excess of $8.0 million per year (up to an aggregate maximum of $15.0 million over a five-year period) incurred to comply with the DOT's pipeline integrity management rule.

   In addition, Sunoco R&M will, at its expense, complete for the Darby Creek Tank Farm certain tank maintenance and inspection projects now in progress or expected to be completed within one year from the closing of the offering. Sunoco R&M estimates total costs to complete these projects will be approximately $4.0 million. Sunoco R&M will also reimburse us up to $10.0 million in connection with expenditures required at the Darby Creek and Marcus Hook Tank Farms to maintain compliance with existing industry standards and regulatory requirements.

   We will reflect outlays for these programs as operating expenses or capital expenditures, as appropriate. Capital expenditures would be depreciated over their useful lives. The reimbursement by Sunoco R&M will be reflected as a capital contribution.

   Our typical growth projects consist of new tankage, increased throughput on our existing pipelines, and new connections for deliveries to customers. We anticipate pursuing similar growth projects and acquisitions.

   We expect to fund our capital expenditures, including any acquisitions, from cash provided by operations and, to the extent necessary, from the proceeds of:

   . borrowing under the revolving credit facility discussed below and other borrowings; and

   . issuance of additional common units.

Credit Facility

   Our operating partnership has entered into a three-year $150.0 million revolving credit facility, the form of which has been filed as an exhibit to the registration statement of which this prospectus is a part. The revolving credit facility is available to fund our working capital requirements, to finance future acquisitions, and for general partnership purposes and includes a $20.0 million distribution sublimit that is available for distributions. We may use the credit facility to fund the minimum quarterly distributions provided the total outstanding borrowings for distributions do not at any time exceed $20.0 million. We will be required to reduce to zero all borrowings under the distribution sublimit under the revolving credit facility each year for 15 days. We do not anticipate that we will borrow any of the amounts available under our credit facility at the closing of this offering.

   Our obligations under the credit facility will be unsecured. Indebtedness under the credit facility will rank equally with all the outstanding unsecured and unsubordinated debt of our operating partnership. We may prepay all loans at any time without penalty subject to reimbursement of breakage and redeployment costs in the case of prepayment of LIBOR borrowings.

   Indebtedness under the credit facility will bear interest, at our option, at either (i) LIBOR plus an applicable margin or (ii) the higher of the federal funds rate plus 0.50% or the Bank of America prime rate (each plus the applicable margin). We will incur fees in connection with the revolving credit facility. The revolving credit facility will mature in January 2005. At that time, the facility will terminate and all outstanding amounts will be due and payable.

   The credit agreement prohibits us from declaring distributions to unitholders if any event of default, as defined in the credit agreement, occurs or would result from the declaration of distributions. In addition, the credit facility contains various covenants limiting our operating partnership's ability to:

   . incur indebtedness;

   . grant certain liens;

   . make certain loans, acquisitions, and investments;

   . make any material change to the nature of our business;

   . acquire another company; or

   . enter into a merger or sale of assets, including the sale or transfer of interests in our subsidiaries.

   The credit facility also contains covenants requiring us to maintain on a rolling-four-quarter basis:

   . a ratio of up to 4:1 of consolidated total debt to consolidated EBITDA
     (each as defined in the credit agreement); and

   . an interest coverage ratio (as defined in the credit agreement) of 3.5:1.

   Each of the following will be an event of default under the revolving credit facility:

   . failure to pay any principal, interest, fees, or other amounts when due;

   . failure of any representation or warranty to be true and correct;

   . termination of any material agreement, including the pipelines and terminals storage and throughput agreement and the omnibus agreement;

   . default under any material agreement if such default could have a material adverse effect on us;

   . bankruptcy or insolvency events involving us, our general partner, or our subsidiaries;

   . the entry of monetary judgments, not covered or funded by insurance, against us, our general partner, or any of our or its subsidiaries in excess of $20.0 million in the aggregate or any non-monetary judgment having a material adverse effect;

   . the sale by Sunoco, Inc. of a material portion of its refinery assets or other assets related to its agreements with us unless the purchaser of those assets has a minimum credit rating and fully assumes the rights and obligations of Sunoco, Inc. under those agreements; and

   . failure by Sunoco, Inc. to own, directly or indirectly, 51% of the general partnership interest in us or to control the management of us and our operating partnership.

Senior Notes

   Concurrently with this offering, our operating partnership will issue $250 million of senior notes, the net proceeds of which will be distributed to Sunoco, Inc. as additional consideration for its contribution of assets to us. The senior notes will be issued pursuant to an indenture, the form of which has been filed as an exhibit to the registration statement of which this prospectus is a part. Obligations under the senior notes will be unsecured. Indebtedness under the senior notes will rank equally with the credit facility and all the outstanding unsecured and unsubordinated debt of our operating partnership. The senior notes and revolving credit facility will be guaranteed by our partnership and our operating partnership's subsidiaries. The senior notes will mature on February 15, 2012 and will bear interest at a rate of 7.25% per annum, payable semi-annually on February 15 and August 15, commencing August 15, 2002. The senior notes will be redeemable, at our option, at a make-whole premium. The make-whole premium will be calculated on the basis of a discount rate equal to the yield on United States treasury notes having a constant maturity comparable to the remaining term of the senior notes, plus 25 basis points. The senior notes will not be subject to any sinking fund provisions.

   In addition, the senior notes will contain various covenants limiting our operating partnership's ability to:

     .  incur certain liens;

     .  engage in sale/leaseback transactions; or

     .  merge, consolidate, or sell substantially all of our assets.

   Each of the following will be an event of default under the indenture governing the senior notes:

     .  failure to pay interest on any note for 30 days;

     .  failure to pay the principal of or any premium on any note when due;

     . failure to perform any other covenant in the indenture that continues for 60 days after being given written notice;

     . the acceleration of the maturity of any other debt of us or any of our subsidiaries or a default in the payment of any principal or interest in respect of any other indebtedness of us or any of our subsidiaries having an outstanding principal amount of $10.0 million or more individually or in the aggregate and such default shall be continuing for a period of 30 days; or

     . the bankruptcy, insolvency, or reorganization of our operating partnership.

   Upon the occurrence of a change of control to a non-investment grade entity, our operating partnership must offer to purchase the senior notes at a price equal to 100% of their principal amount plus accrued and unpaid interest, if any, to the date of purchase.

   The initial offering of the senior notes will not be registered under the Securities Act and may not be sold in the United States absent registration or an available exemption from registration requirements. The holders of the senior notes will have certain registration rights.

Environmental Matters

   Operation of our pipelines, terminals, and associated facilities are subject to stringent and complex federal, state, and local laws and regulations governing the discharge of materials into the environment or otherwise relating to protection of the environment. As a result of our compliance with these laws and regulations, we have accrued liabilities for estimated site restoration costs to be incurred in the future at our facilities and properties, including liabilities for environmental remediation obligations. Under our accounting policies, we record liabilities when site restoration and environmental remediation and cleanup obligations are either known or considered probable and can be reasonably estimated. For a discussion of the accrued liabilities and charges against income related to these activities, see Note 7 to the historical combined financial statements of Sunoco Logistics (Predecessor).

   Under the terms of our omnibus agreement with Sunoco, Inc., and in connection with the contribution of our assets by affiliates of Sunoco, Inc., Sunoco, Inc. has agreed to indemnify us for 30 years from environmental and toxic tort liabilities related to the assets contributed to us that arise from the operation of such assets prior to closing. Sunoco, Inc. will be obligated to indemnify us for 100% of all losses asserted within the first 21 years of closing. Sunoco, Inc.'s share of liability for claims asserted thereafter will decrease by 10% a year. For example, for a claim asserted during the twenty-third year after closing, Sunoco, Inc. would be required to indemnify us for 80% of our loss. There is no monetary cap on the amount of indemnity coverage provided by Sunoco, Inc. Any environmental and toxic tort liabilities not covered by this indemnity will be our responsibility. Total future costs for environmental remediation activities will depend upon, among other things, the identification of any additional sites, the determination of the extent of the contamination at each site, the timing and nature of required remedial actions, the technology available and needed to meet the various existing legal requirements, the nature and extent of future environmental laws, inflation rates, and the determination of our liability at multi-party sites, if any, in light of the number, participation levels, and financial viability of other parties. We have agreed to indemnify Sunoco, Inc. and its affiliates for events and conditions associated with the operation of our assets that occur on or after the closing of this offering and for environmental and toxic tort liabilities to the extent Sunoco, Inc. is not required to indemnify us.

   The use of MTBE continues to be the focus of federal and state government attention due to public health and environmental issues that have been raised by the use of MTBE in gasoline, and specifically the discovery of MTBE in water supplies. MTBE is the primary oxygenate used by Sunoco R&M and other petroleum refiners to meet reformulated gasoline requirements under the Clean Air Act. Many states, including New York and Connecticut, have banned or restricted the use of MTBE in gasoline commencing as early as 2003 in response to concerns about MTBE's adverse impact on ground or surface water. Other states are considering bans or restrictions on MTBE or opting out of the EPA's reformulated gasoline program, either of which events would reduce the use of MTBE. Any ban or restriction on the use of MTBE may lead to the greater use of ethanol.

Unlike MTBE, which can be blended in gasoline at the refinery, ethanol is blended at the terminal and is not transported by our pipelines. While many of our refined product terminals currently blend ethanol, any revenues we would receive for blending ethanol might not offset the loss of revenues we would suffer from the reduced volumes we transport on our Eastern refined product pipelines.

   Another significant environmental uncertainty relates to Sunoco R&M's potential capital expenditures to comply with new fuel specifications required under the Clean Air Act, and to respond to the EPA's enforcement initiative under the authority of the Clean Air Act's New Source Review and Prevention of Significant Deterioration, or NSR/PSD, program, including the notices of violation recently received by Sunoco R&M. For more information concerning these issues, please read "--Environmental Regulation--Air Emissions." It is uncertain what Sunoco, Inc. or Sunoco R&M's responses to these emerging issues will be. We cannot assure you that those responses will not reduce Sunoco R&M's obligations under the pipelines and terminals storage and throughput agreement, thereby reducing the throughput in our pipelines, our cash flow, and our ability to make distributions to you.

Impact of Inflation

   Although the impact of inflation has slowed in recent years, it is still a factor in the United States economy and may increase the cost to acquire or replace property, plant, and equipment and may increase the costs of labor and supplies. To the extent permitted by competition, regulation, and existing agreements, Sunoco Logistics (Predecessor) has passed along increased costs to customers in the form of higher fees and we will continue that practice.

New Accounting Pronouncements

   In June 1998, Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued and, in June 2000, it was amended by Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" (collectively, "new derivative accounting"). The new derivative accounting requires recognition of all derivative contracts in the balance sheet at their fair value. If the derivative contracts qualify for hedge accounting, depending on their nature, changes in their fair values are either offset in net income against the changes in the fair values of the items being hedged or reflected initially as a separate component of the net parent investment and subsequently recognized in net income when the hedged items are recognized in net income. The ineffective portions of changes in the fair values of derivative contracts that qualify for hedge accounting as well as changes in fair value of all other derivatives are immediately recognized in net income. The new derivative accounting was adopted effective January 1, 2001. There was no impact on net income or net parent investment for the nine months ended September 30, 2001.

   In July 2001, Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), was issued. Sunoco Logistics (Predecessor) will adopt SFAS No. 142 effective January 1, 2002 when adoption is mandatory. SFAS No. 142 will require the testing of goodwill and indefinite-lived intangible assets for impairment rather than amortizing them. We are currently assessing the impact of adopting SFAS No. 142 on our combined financial statements. The current level of annual amortization of goodwill and indefinite-lived intangible assets, which will be eliminated upon the adoption of SFAS No. 142, is approximately $0.8 million.

   In August 2001, Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"), was issued. This statement significantly changes the method of accruing for costs associated with the retirement of fixed assets that an entity is legally obligated to incur. We will evaluate the impact and timing of implementing SFAS No. 143. Implementation of this standard is required no later than January 1, 2003.

   In August 2001, Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), was issued. Sunoco Logistics (Predecessor) will adopt SFAS No. 144 effective January 1, 2002 when adoption is mandatory. Among other things, SFAS No. 144 significantly changes the criteria that would have to be met to classify an asset as held-for-sale. SFAS No. 144 supersedes Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the provisions of Accounting Principles Board Opinion 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," that relate to reporting the effects of a disposal of a segment of a business. We are currently assessing the impact of adopting SFAS No. 144 on our combined financial statements.

Quantitative and Qualitative Disclosures about Market Risk

   We are exposed to various market risks, including volatility in crude oil commodity prices and interest rates. To manage such exposure, we monitor our inventory levels and our expectations of future commodity prices and interest rates when making decisions with respect to risk management. We do not enter into derivative transactions that would expose us to price risk.

                                   BUSINESS

Overview

   We are a Delaware limited partnership formed on October 15, 2001 by Sunoco, Inc. to acquire, own, and operate a geographically diverse and complementary group of refined product and crude oil pipelines and terminal facilities. We have an experienced management team dedicated to a growth strategy, and we intend to acquire additional assets in the future. Our business comprises three segments:

   . Eastern Pipeline System:

     --1,895 miles of refined product pipelines, including a one-third interest in an 80-mile refined product pipeline, which primarily serve Sunoco R&M's refining and marketing operations in the Northeast and Midwest United States, and 58 miles of interrefinery pipelines between Sunoco R&M's Philadelphia and Marcus Hook, Pennsylvania refineries;

     --a 123-mile wholly owned crude oil pipeline; and

     --a 9.4% interest in the Explorer Pipeline Company, a joint venture that owns a 1,413-mile refined product pipeline.

   . Terminal Facilities:

     --32 inland refined product terminals with an aggregate capacity of 4.8 million barrels, which primarily serve our Eastern Pipeline System;

     --a 2.0 million barrel refined product terminal serving Sunoco R&M's
       Marcus Hook refinery;

     --an 11.2 million barrel marine crude oil terminal on the Texas Gulf
       Coast, our Nederland Terminal;

     --one inland and two marine crude oil terminals, with a combined capacity of 3.0 million barrels, and related pipelines, all of which serve Sunoco R&M's Philadelphia refinery; and

     --a 1.0 million barrel LPG terminal near Detroit, Michigan.

   . Western Pipeline System:

     --1,883 miles of crude oil trunk pipelines and 870 miles of crude oil gathering lines principally in Oklahoma and Texas that supply the trunk pipelines;

     --143 crude oil transport trucks; and

     --127 crude oil truck unloading facilities.

   We transport, terminal, and store refined products and crude oil in 11 states. We generate revenues by charging tariffs for transporting refined products and crude oil through our pipelines and by charging fees for storing refined products, crude oil, and other hydrocarbons in, and for providing other services at, our terminals. We also generate revenues by purchasing domestic crude oil and selling it to Sunoco R&M and other customers. Generally, as we purchase crude oil, we simultaneously enter into corresponding sale transactions involving physical deliveries of crude oil, which enables us to secure a profit on the transaction at the time of purchase and establish a substantially balanced position, thereby minimizing exposure to price volatility after the initial purchase. Our practice is not to enter into futures contracts.

   For the year ended December 31, 2000, on a pro forma basis, we had revenues of $1,821.9 million, EBITDA of $87.7 million, and net income of $49.3 million. For the nine months ended September 30, 2001, on a pro forma basis, we had revenues of $1,263.7 million, EBITDA of $73.1 million, and net income of $42.0 million.

Our Relationship with Sunoco, Inc.

   We have a strong and mutually beneficial relationship with Sunoco, Inc. Through its subsidiaries, Sunoco, Inc. is a leading independent United States refiner and marketer of petroleum products; a growing manufacturer of petrochemicals; and a technologically advantaged manufacturer of metallurgical-grade coke for use in the steel industry. Sunoco, Inc. has a significant interest in our partnership through its indirect ownership of a
76.5 % limited partner interest and a 2% general partner interest.

   Sunoco, Inc. conducts its refinery and marketing operations through Sunoco R&M. Substantially all of our business activities with Sunoco, Inc. are conducted with Sunoco R&M. Sunoco R&M is the largest refiner in the Northeast United States and owns and operates the following four refineries, which have a combined crude oil processing capacity of 730,000 bpd:

   . the Philadelphia, Pennsylvania refinery, which can process 330,000 bpd of crude oil, making it the largest refinery in the Northeast United States;

   . the Marcus Hook, Pennsylvania refinery near Philadelphia, which can process 175,000 bpd of crude oil;

   . the Toledo, Ohio refinery, which can process 140,000 bpd of crude oil; and

   . the Tulsa, Oklahoma refinery, which can process 85,000 bpd of crude oil.

   Sunoco R&M markets refined products in 21 states on the East Coast and in the Midwest through approximately 4,150 branded retail gasoline outlets, selling nearly four billion gallons of gasoline per year. In addition, Sunoco R&M sells refined products through wholesale and spot market sales and exchanges refined product with other refiner-marketers to enhance distribution efficiency.

   The majority of our operations are strategically located within Sunoco R&M's refining and marketing supply chain, but we do not own or operate any refining or marketing assets. Sunoco R&M relies on us to provide transportation and terminalling services that support its refining and marketing operations. For the twelve months ended September 30, 2001, Sunoco R&M accounted for approximately 77% of the pro forma sales and other operating revenue of our Eastern Pipeline System, 63% of the pro forma sales and other operating revenue of our Terminal Facilities, and 68% of the pro forma sales and other operating revenue of our Western Pipeline System. We expect to continue to derive a substantial portion of our revenues from Sunoco R&M for the foreseeable future.

   The following table sets forth the crude oil refining capacity of each of Sunoco R&M's refineries and, for the twelve months ended September 30, 2001, the percentages of crude oil and feedstocks and refined products that we transported or terminalled for Sunoco R&M:

                                Crude Oil / Feedstocks         Refined Products
                              ----------------------      ---------------------
                               Transported   Percent of    Transported   Percent of
                    Crude Oil or Terminalled   Sunoco     or Terminalled   Sunoco
                    Refining      by Our        R&M           by Our        R&M
Sunoco R&M Refinery Capacity      Assets      Volumes         Assets      Volumes
------------------- --------- -------------- ----------   -------------- ----------
                      (bpd)
 Philadelphia, PA..  330,000       Yes          100%           Yes          63%
 Marcus Hook, PA...  175,000        No            0%           Yes          93%
 Toledo, OH........  140,000       Yes           52%           Yes          88%
 Tulsa, OK.........   85,000       Yes          100%           Yes/(1)/     22%/(1)/
                     -------                    ----                        ---
    Total..........  730,000                     67%/(2)/                   71%/(1)/

--------
(1)The only refined product that we transport from the Tulsa refinery is lube extracted feedstock. Excluding that refinery, we transported or terminalled 77% of the total refined products from Sunoco R&M's refineries.
(2)Excluding the Marcus Hook refinery, we transported 87% of the total crude oil and feedstocks to Sunoco R&M's refineries.

Pipelines and Terminals Storage and Throughput Agreement with Sunoco R&M

   Under a pipelines and terminals storage and throughput agreement we will enter into with Sunoco R&M concurrent with the closing of this offering, Sunoco R&M will pay us fees generally comparable to those charged by third parties to:

   . transport on our refined product pipelines or throughput in our 32 inland refined product terminals an amount of refined products that will produce at least $75.0 million of revenue in the first year, escalating at 1.67% per year for the next four years. In addition, Sunoco R&M will pay us to transport on our refined product pipelines an amount of refined products that will produce at least $54.3 million of revenue in the sixth year and at least $55.2 million of revenue in the seventh year. Sunoco R&M will pay the published tariffs on the pipelines and contractually agreed fees at the terminals. On a pro forma basis, we would have received $82.8 million in revenue from Sunoco R&M for the use of these pipelines and terminals during the year ended December 31, 2000;

   . receive and deliver at least 130,000 bpd of refined products per year at our Marcus Hook Tank Farm for five years. In the first year, we will receive a fee of $0.1627 per barrel for the first 130,000 bpd and $0.0813 per barrel for volumes in excess of 130,000 bpd. These fees will escalate at the rate of 1.67% per year. During the year ended December 31, 2000, Sunoco R&M's throughput at the Marcus Hook Tank Farm averaged 133,455 bpd;

   . store 975,734 barrels of LPG per year at our Inkster Terminal, which represents all of our LPG storage capacity at this facility. In the first year of this seven-year agreement, we will receive a fee of $2.04 per barrel of committed storage, a fee of $0.204 per barrel for receipts greater than 975,734 barrels per year and a fee of $0.204 per barrel for deliveries greater than 975,734 barrels per year. These fees will escalate at the rate of 1.875% per year. For the past five years, Sunoco R&M has used the full capacity of our Inkster Terminal;

   . receive and deliver at least 290,000 bpd of crude oil or refined products per year at our Fort Mifflin Terminal Complex for seven years. In the first year, we will receive a fee of $0.1627 per barrel for the first 180,000 bpd and $0.0813 per barrel for volumes in excess of 180,000 bpd. These fees will escalate at the rate of 1.67% per year. Sunoco's R&M's throughput at the Fort Mifflin Terminal Complex averaged 314,623 bpd during the year ended December 31, 2000; and

   . transport or cause to be transported an aggregate of at least 140,000 bpd of crude oil per year on our Marysville to Toledo, Nederland to Longview, Cushing to Tulsa, Barnsdall to Tulsa, and Bad Creek to Tulsa crude oil pipelines at the published tariffs for a term of seven years. During the year ended December 31, 2000, we and Sunoco R&M transported 165,149 bpd on these pipelines.

If Sunoco R&M fails to meet its minimum obligations pursuant to the contract terms set forth above, it will be required to pay us in cash the amount of any shortfall, which may be applied as a credit in the following year after Sunoco R&M's minimum obligations are met.

   Sunoco R&M's obligations under this agreement may be permanently reduced or suspended if:

   . Sunoco R&M (1) shuts down or reconfigures one of its refineries (other than planned maintenance turnarounds) and (2) reasonably believes in good faith that such event will jeopardize its ability to satisfy its minimum revenue or throughput obligations. Sunoco R&M will be required to give at least six months' advance notice of any shut down or reconfiguration. Sunoco R&M will propose new minimum obligations that proportionally reduce the affected obligations. If we do not agree with this reduction, any change in Sunoco R&M's obligations will be determined by binding arbitration; or

   . Sunoco R&M (1) is prohibited from using MTBE in the gasoline it produces and (2) reasonably believes in good faith that such event will jeopardize its ability to satisfy its minimum revenue or throughput obligations. Sunoco R&M will be required to give at least 90 days advance notice of any planned prohibition on using MTBE in the gasoline it produces. Sunoco R&M will propose new minimum obligations that proportionally reduce its affected obligations. If we do not agree with this reduction, any change in Sunoco R&M's obligations will be determined by binding arbitration.

   Furthermore, if new laws or regulations are enacted that require us to make substantial and unanticipated capital expenditures at the Terminal Facilities, we will have the right to impose a monthly surcharge on Sunoco R&M for the use of the Terminal Facilities to cover the cost of complying with these laws or regulations, after we have made efforts to mitigate their effect. We and Sunoco R&M will negotiate in good faith to agree on the level of the monthly surcharge. If we are unable to agree, then we may terminate the agreement with respect to the affected asset.

   Sunoco R&M's obligations under this agreement may be temporarily suspended during the occurrence of an event that is outside the control of the parties that renders performance impossible with respect to an asset for at least
30 days.

   Sunoco R&M has agreed not to challenge, or to cause others to challenge or assist others in challenging, our tariff rates in effect during the term of the agreement. This agreement does not prevent other current or future shippers from challenging our tariff rates. At the end of the term of the agreement, Sunoco R&M will be free to challenge, or to cause others to challenge or assist others in challenging, our tariff rates in effect at that time.

   From time to time, Sunoco, Inc. may be presented with opportunities by third parties with respect to its refinery assets. These opportunities may include offers to purchase and joint venture propositions. Sunoco, Inc. is also continually considering changes to its refineries. Those changes may involve new facilities, reduction in certain operations or modifications of facilities or operations. Changes may be considered to meet market demands, to satisfy regulatory requirements or environmental and safety objectives, to improve operational efficiency or for other reasons. Sunoco, Inc. has advised us that although it continually considers the types of matters referred to above, it is not currently proceeding with any transaction or plan that it believes is likely to result in any reconfigurations or other operational changes in any of its refineries served by our assets that would have a material effect on Sunoco R&M's business relationship with us. Further, Sunoco, Inc. has also advised us that it is not considering a shutdown of any of its refineries served by our assets. Sunoco, Inc. is, however, actively managing its assets and operations, and, therefore, changes of some nature, possibly material to its business relationship with us, are likely to occur at some point in the future.

   To the extent Sunoco R&M does not extend or renew the pipelines and terminals storage and throughput agreement, our financial condition and results of operations may be adversely affected. Our assets were constructed or purchased to service Sunoco R&M's refining and marketing supply chain and are well-situated to suit Sunoco R&M's needs. As a result, we would expect that even if this agreement is not renewed, Sunoco R&M would continue to use our pipelines and terminals. However, we cannot assure you that Sunoco R&M will continue to use our facilities or that we will be able to generate additional revenues from third parties. Please read "Risk Factors--Risks Inherent in Our Business."

Other Agreements with Sunoco R&M and Sunoco, Inc.

   Under a 20-year lease agreement, Sunoco R&M will pay us $5.1 million in the first year to lease the 58 miles of interrefinery pipelines between Sunoco R&M's Philadelphia and Marcus Hook refineries, escalating at 1.67% per year for the next 19 years. On a pro forma basis, Sunoco R&M would have paid us $4.9 million for the use of these pipelines during the year ended December 31, 2000.

   Sunoco R&M will also agree to purchase from us at market-based rates particular grades of crude oil that our crude oil acquisition and marketing business purchases for delivery to pipelines in: Longview, Trent, Tye, and Colorado City, Texas; Haynesville, Louisiana; Marysville and Lewiston, Michigan; and Tulsa, Oklahoma. At Marysville and Lewiston, Michigan, we exchange Michigan sweet and Michigan sour crude oil we own for domestic sweet crude oil supplied by Sunoco R&M at market-based rates. The initial term of these agreements is two months. These agreements will automatically renew on a monthly basis unless terminated by either party on 30 days' written notice. Sunoco R&M has indicated that it has no current intention to terminate these agreements. During the year ended December 31, 2000, Sunoco R&M purchased 79,346 bpd of crude oil from us in these areas.

   We will enter into an omnibus agreement with Sunoco, Inc. and its affiliates under which they will generally agree not to engage in the business of purchasing crude oil at the wellhead, or operating crude oil pipelines or terminals, refined product pipelines or terminals, or LPG terminals in the continental United States. In addition, this agreement addresses our payment of a fee to Sunoco, Inc. or our general partner for the provision of various general and administrative services, Sunoco R&M's reimbursement to us for certain maintenance expenditures, Sunoco, Inc.'s indemnification of us for certain environmental and other liabilities, and other matters.

   Please read "Certain Relationships and Related Transactions."

Sunoco, Inc. Owns and Controls Our General Partner

   We are a key element of Sunoco, Inc.'s business strategy, and Sunoco, Inc. intends to use our partnership as the primary means of growing its transportation and terminalling business. Sunoco, Inc. will retain a significant interest in us through its indirect ownership of a 76.5% limited partner interest and the 2% general partner interest. While our relationship with Sunoco, Inc. and its subsidiaries offers us many benefits, it is also a potential source of conflicts of interest. Please read "Conflicts of Interest and Fiduciary Responsibilities."

Business Strategies

   Our primary business strategies are to:

   Generate stable cash flows. In our Eastern Pipeline System, Terminal Facilities, and Western Pipeline System, our customers pay us fees based on the volume of refined product or crude oil shipped in our pipelines under published tariffs or stored in, or distributed from, our terminals. Our Western Pipeline System also generates revenues by purchasing domestic crude oil and selling it to Sunoco R&M and other third parties. We have little direct exposure to commodity price fluctuations in our Eastern Pipeline System and Terminal Facilities because we do not own any of the refined products or crude oil that we transport or store in these operations. In the Western Pipeline System, we mitigate our commodity price exposure when we purchase lease crude oil by simultaneously entering into sale transactions that are backed by physical delivery. The geographic and business diversity of our assets also contributes to the stability of our cash flows. Our current intention is to focus on businesses and assets that generate stable cash flows.

   Increase our pipeline and terminal throughput. When necessary to meet increases in demand for refined products or crude oil, we have increased and will increase capacity in our existing pipelines and terminals. We increase capacity in our pipelines by adding or expanding pump stations or increasing the diameter of the pipelines. In addition to these measures, over the last two years we have added 1.2 million barrels of new storage capacity at our Nederland Terminal, bringing our total storage capacity at Nederland to 11.2 million barrels. We anticipate adding an additional 1.3 million barrels of storage capacity at our Nederland Terminal over the next three years to meet growing demand.

   Pursue strategic and accretive acquisitions that complement our existing asset base. Sunoco, Inc. has a long history of successfully pursuing and consummating energy acquisitions and intends to use us in the future as a growth vehicle for its transportation and terminalling business. We expect to pursue strategic acquisitions both independently and jointly with Sunoco, Inc. that will enable us to grow our distributable cash flow and enhance our service capabilities to Sunoco, Inc. and third parties. For example, we may acquire pipeline or terminal assets associated with any refineries acquired by Sunoco, Inc. or its affiliates.

   Continue to improve our operating efficiency and to reduce our costs. We are focused on monitoring and controlling our cost structure. We have been able to implement cost saving initiatives such as energy conservation, bulk purchasing, and automation of delivery facilities and pump stations. We intend to continue to make investments to improve our operations and pursue cost saving initiatives.

Competitive Strengths

   We believe we are well-positioned to execute our business strategies successfully using the following competitive strengths:

   We have a unique strategic relationship with Sunoco R&M's refining and marketing operations. Our refined product and crude oil pipelines and terminals are directly linked to Sunoco R&M's refineries and afford Sunoco R&M with the most cost-effective means to access crude oil and distribute refined products. For the twelve months ended September 30, 2001, the three Sunoco R&M refineries that we supply with crude oil and feedstocks received 87% of their crude oil from us, and Sunoco R&M transported through our refined product pipelines or across our Terminal Facilities approximately 71% of the refined products from its four refineries. Sunoco R&M has agreed to continue using our assets to transport, terminal, and store refined products and crude oil. Please read "--Our Relationship with Sunoco, Inc." Furthermore, Sunoco, Inc. has a significant economic incentive to see that our pipeline and terminal assets are managed in the best interests of our unitholders because, as the ultimate owner of our general partner, it will indirectly own a 2% general partner interest and a 76.5% limited partner interest in us. We may construct, own, and operate assets that will be operated by us in connection with Sunoco, Inc.'s business and pursue acquisitions jointly with Sunoco, Inc. and its subsidiaries.

   Our refined product pipelines and our terminals are strategically located in areas with high demand. We have a strong presence in the Northeast and Midwest United States, areas where demand for refined products exceeds the supply from local refineries. According to the Energy Information Administration, or EIA, at the Department of Energy, or DOE, refined products transported into these regions from other regions, including foreign countries, have increased 1.7% annually from 1995 to 2000. As a result, our transportation and distribution assets in these regions operate at high utilization rates, providing us a base of stable cash flows. In the Gulf Coast region, our Nederland Terminal and related pipeline network are strategically located to supply crude oil to local refiners, as well as to major connecting pipelines that supply crude oil to the Midwest United States. The Nederland Terminal is well-positioned to capitalize on the trend of increasing foreign crude oil imports as inland domestic crude oil production continues to decline. According to the EIA, imports of crude oil through the Gulf Coast increased 4.8% annually from 1995 to 2000. In addition, our Marysville, Michigan to Toledo, Ohio crude oil pipeline is one of only three pipelines able to deliver Canadian crude oil to refineries in Michigan and Northern Ohio. We believe this pipeline positions us to participate in the growing market for Canadian crude oil, including synthetic crude oil, imported to these refineries. The Canadian National Energy Board forecasts that synthetic crude oil production will triple in the next 15 years, from 324,450 bpd to 995,400 bpd.

   We have a complementary portfolio of assets that are both geographically and operationally diverse. Our assets include our refined product pipelines and terminals in the Northeast and Midwest United States and a crude oil terminal and pipelines in Texas, Oklahoma, and the Texas Gulf Coast area. This diversity contributes to our stable cash flows. Our Eastern Pipeline System, Terminal Facilities, and Western Pipeline System represented 43%, 43%, and 14%, respectively, of pro forma EBITDA for the twelve months ended September 30, 2001.

   Our pipelines and terminals are efficient and well-maintained. We have recently made significant investments to upgrade our asset base. Our refined product pipelines and many of our terminals are automated to ensure product quality for our customers. In addition, substantially all of our pipelines subject to regulation by the DOT are monitored by computerized control centers that continuously track real-time operational data, including refined products and crude oil quantities, flow rates and pressures. We utilize a state-of-the-art internal inspection program and other procedures to monitor the integrity of our pipelines.

   Our executive officers and directors have extensive experience and include some of the most senior officers of Sunoco, Inc. Our management team has operated our assets for almost ten years. As a result, we believe we have the expertise to execute our business strategies. Our general partner has adopted compensation and incentive plans to closely align the interests of our executive officers with the interests of our common unitholders.

Eastern Pipeline System

Refined Product Pipelines

   Our refined product pipelines transport refined products from Sunoco R&M's Philadelphia, Marcus Hook, and Toledo refineries, as well as from third parties, to markets in New York, New Jersey, Pennsylvania, Ohio, and Michigan. The refined products transported in these pipelines include conventional gasoline, federal specification reformulated gasoline, other oxygenated gasolines, low-octane gasoline for ethanol blending, distillates that include high- and low-sulfur diesel and jet fuel, LPGs (such as propane, butane, isobutane, and a butane/butylene mixture), refining feedstocks, and other hydrocarbons (such as toluene and xylene). For the twelve months ended September 30, 2001, gasoline and distillates represented approximately 57% and 34%, respectively, of the total throughput in our refined product pipelines. Our refined product pipelines were originally constructed between 1931 and 1967. Our pipelines are regularly maintained, and we believe they are in good repair. The FERC regulates the rates for interstate shipments on our Eastern Pipeline System, and the Pennsylvania Public Utility Commission regulates the rates for intrastate shipments in Pennsylvania.



[GRAPHIC B- Map depicting our Eastern Pipeline System, including the location of
                            Sunoco R&M refineries.]

   The following table details the average aggregate daily number of barrels of refined products transported on our refined product pipelines in each of the periods presented. The information in the following table does not include interrefinery pipelines and transfer pipelines that transport large volumes over short distances and generate minimal revenues.

                                           Year Ended December 31,           Twelve Months
                                   ---------------------------------------       Ended
                                    1996    1997    1998    1999    2000   September 30, 2001
                                   ------- ------- ------- ------- ------- ------------------
Refined products transported (bpd) 386,186 433,222 431,989 461,379 444,046      435,247

   The following table sets forth, for each of our refined product pipeline systems, the origin and destination, length, diameter, capacity, throughput, capacity utilization, revenues, and Sunoco R&M throughput for the period presented. Except as shown below, we own 100% of our refined product pipeline systems. Throughput is the total number of barrels per day transported on a pipeline system and includes barrels ultimately transported to a delivery point on another pipeline system. Revenues reflect tariff revenues generated by barrels shipped to a delivery point on a pipeline system and do not include revenues from tariffs generated by barrels shipped on but delivered to a delivery point on another of our pipeline systems. For example, we would include in our throughput calculation, 10,000 bpd of refined products transported on our Philadelphia, Pennsylvania to Montello, Pennsylvania pipeline system even though that refined product is ultimately delivered to a point on our Montello to Buffalo, New York pipeline system, where it would also be counted in the calculation of throughput. All of the revenues from transporting the 10,000 bpd of refined products would be recognized only by the Montello to Buffalo pipeline system.

                                                                          Twelve Months Ended September 30, 2001
                                                                   -----------------------------------------------------
                                        Miles of                               Capacity                     Sunoco R&M
Origin and Destination                  Pipeline Diameter Capacity Throughput Utilization    Revenues     Throughput/(1)/
----------------------                  -------- -------- -------- ---------- ----------- --------------  --------------
                                                 (inches)  (bpd)     (bpd)                (in thousands)
Philadelphia, PA to Montello, PA.......    210     12,8   164,400   136,825       83%        $ 8,258            77%
Montello, PA to Buffalo, NY............    300     14,8    62,400    59,776       96%         18,231            45%
Montello, PA to Kingston, PA...........     84        6     8,800     7,356       84%          1,496            85%
Montello, PA to Syracuse, NY...........    230      8,6    14,100    10,020       71%          4,127           100%
Montello, PA to Pittsburgh, PA.........    221        8    35,000    33,549       96%          6,698           100%
Toledo, OH to Blawnox, PA..............    260     10,8    32,900    17,641       54%          3,471            93%
Toledo, OH to Sarnia, Canada...........    241      8,6    66,600    41,634       63%          7,622            59%
Twin Oaks, PA to Newark, NJ............    118       14   140,000   100,602       72%         17,653            85%
Philadelphia, PA to Linden, NJ/(2)/....     88    16,12    60,000    29,405       49%          3,553           100%
                                         -----    -----   -------   -------      ----        -------           ----
 Subtotal..............................  1,752     N.M.   584,200   436,808       75%         71,109            77%
Interrefinery Pipelines................     58    8,6,4    62,400    38,968       62%          5,608/(3)/      100%
Transfer Pipelines/(4)/................     85     N.M.      N.M.   129,055      N.M.          2,441            22%
                                         -----    -----   -------   -------      ----        -------           ----
 Total.................................  1,895     N.M.      N.M.   604,831      N.M.        $79,158            67%
                                         =====    =====   =======   =======      ====        =======           ====

--------
N.M.Not meaningful.
(1)Percentage of throughput attributable to Sunoco R&M.
(2)We own a one-third interest in 80 miles of this pipeline. Numerical information, other than mileage, reflects only our ownership.
(3)We lease these pipelines to Sunoco R&M. The revenues represent lease income from Sunoco R&M.
(4)Consists of our Toledo, Twin Oaks, and Linden transfer pipelines.

   For the twelve months ended September 30, 2001, Sunoco R&M accounted for an aggregate of 67% of the refined product volumes transported on our Eastern Pipeline System. For the same period, these pipelines transported 80% of the refined products transported by pipeline from the three Sunoco R&M refineries served by our Eastern Pipeline System. The following text provides additional information about each refined product pipeline system.

   Philadelphia, Pennsylvania to Montello, Pennsylvania. The Philadelphia to Montello refined product pipeline system is the principal means by which Sunoco R&M moves its refined products from its Philadelphia and Marcus Hook refineries into our Montello terminal for further transportation on our Eastern Pipeline System. The Philadelphia to Montello pipeline system consists of four segments:

   . a 12-inch, 60-mile segment from the Point Breeze pump station at Sunoco
     R&M's Philadelphia refinery to Montello;

   . an 8-inch, 60-mile segment from the Point Breeze pump station to Montello;

   . an 8-inch, 39-mile segment from our Twin Oaks pump station, which is adjacent to the Marcus Hook Tank Farm near Sunoco R&M's Marcus Hook refinery, to the 8-inch Point Breeze to Montello pipeline segment; and

   . an 8-inch, 51-mile segment from Boot, Pennsylvania to Fullerton,
     Pennsylvania.

  [GRAPHIC C- Diagram depicting location of our Montello terminal relative to Sunoco R&M's refineries, and the Philadelphia to Montello pipeline system.]



   The 12-inch Point Breeze pump station to Montello segment also serves our Exton, Pennsylvania terminal. The 8-inch Point Breeze pump station to Montello segment connects with the 8-inch Boot to Fullerton segment at the Boot pump station and continues to Montello, with connections to a Phillips pipeline in Swarthmore, Pennsylvania and our terminal in Exton along its route. The 8-inch segment from the Twin Oaks pump station to the Point Breeze to Montello pipeline segment serves our terminal at Malvern, Pennsylvania and our storage facility at Icedale, Pennsylvania. The 8-inch Boot to Fullerton segment originates at the Boot pump station and terminates at our Fullerton terminal and Gulf Oil's Fullerton terminal. This segment also serves terminals operated by Pipeline Petroleum Corp. and Farm & Home and delivers to Buckeye's Buckeye pipeline in Macungie, Pennsylvania.

   Sunoco R&M accounted for 77% of volumes transported on this pipeline system for the twelve months ended September 30, 2001. Other shippers on this system include ExxonMobil, Gulf Oil, Major Oil, Delphi Petroleum, CITGO, El Paso, Griffith Oil, NOCO Energy, Pickelner, and TransMontaigne. Phillips' Trainer, Pennsylvania refinery and Motiva's Delaware City, Delaware refinery can access the system at the Twin Oaks pump station. Products can also enter the system from ST Services' terminal in Philadelphia and from Valero's Paulsboro, New Jersey refinery via ExxonMobil's Malvern terminal. Refined products from Buckeye's Laurel pipeline can enter this system at Montello.

   Montello, Pennsylvania to Buffalo, New York. The Montello to Buffalo refined product pipeline system consists of the following segments:

   . a 14-inch, 80-mile segment and an 8-inch, 3-mile segment from Montello to Williamsport, Pennsylvania; and

   . an 8-inch, 217-mile segment from Williamsport to Buffalo, including an 8-inch, 19-mile spur from Caledonia Junction, New York to the Rochester, New York terminals.

   The Montello to Williamsport segment makes deliveries to Petroleum Products Corp., our Northumberland, Pennsylvania terminal, and to Sunoco R&M, Farm & Home, Pickelner, and Gulf Oil terminals in the Williamsport area. The Williamsport to Buffalo segment makes deliveries to the Rochester Gas & Electric terminal in Big Flats, New York. At Caledonia Junction, the spur runs to our Rochester terminal, as well as to terminals operated by ExxonMobil, Buckeye, Alaskan Oil, and Rochester Gas & Electric. In the Buffalo area, the pipeline serves our terminal and those of United Refining and NOCO Energy.

   Sunoco R&M accounted for approximately 45% of the volumes transported on this pipeline system for the twelve months ended September 30, 2001. In addition to Sunoco R&M and the other companies who are served by this pipeline system, we also transport refined products for CITGO, BP, Phillips, El Paso, and Motiva. We also receive refined products for shipment into the Buffalo market through our interconnection with Buckeye's Buckeye pipeline at Caledonia Junction.

   Montello, Pennsylvania to Kingston, Pennsylvania. The Montello to Kingston refined product pipeline system consists of an 84-mile, 6-inch pipeline serving our terminal in Kingston, the Lehigh Oil & Gas terminal in Barnesville, Pennsylvania, and the Travel Center of America terminal in Beach Haven, Pennsylvania. In addition to Sunoco R&M, which accounted for 85% of the volumes transported on this system for the twelve months ended September 30, 2001, we also transport product for Griffith Oil and TransMontaigne.

   Montello, Pennsylvania to Syracuse, New York. The Montello to Syracuse refined product pipeline system consists of 15 miles of 8-inch pipeline and 215 miles of 6-inch pipeline. This pipeline system serves our terminals in Tamaqua, Pennsylvania and Binghamton, New York, and terminates at a Hess/ExxonMobil terminal in Syracuse, New York. Sunoco R&M is the only shipper on this pipeline system.

   Montello, Pennsylvania to Pittsburgh, Pennsylvania. The Montello to Pittsburgh refined product pipeline system consists of a 221-mile, 8-inch pipeline supplied by our Philadelphia to Montello pipeline system and Buckeye's Laurel pipeline at Delmont, Pennsylvania. The pipeline system serves our terminals located in Mechanicsburg, Altoona, Delmont, Blawnox, and Pittsburgh, Pennsylvania. This pipeline system is connected to our Toledo, Ohio to Blawnox pipeline system, through which we can supply our Pittsburgh, Blawnox, Delmont, and Altoona terminals with refined product from Sunoco R&M's Toledo refinery. Sunoco R&M is the only shipper on this pipeline system.

   Toledo, Ohio to Blawnox, Pennsylvania. The Toledo to Blawnox refined product pipeline system consists of 115 miles of 10-inch pipeline and 145 miles of 8-inch pipeline. This pipeline system transports refined products and petrochemicals from Sunoco R&M's Toledo refinery, as well as petrochemicals from Sarnia, Canada, to our terminals in Akron and Youngstown, Ohio and Vanport and Blawnox, Pennsylvania. The pipeline system also makes deliveries to the Kinder Morgan Indianola, Pennsylvania facility and accesses the Inland Pipeline system owned by Sunoco R&M, BP, Unocal, and Equilon. Sunoco R&M accounted for 93% of the volumes transported on this pipeline system for the twelve months ended September 30, 2001.

   Toledo, Ohio to Sarnia, Canada. The Toledo to Sarnia refined product pipeline system consists of three segments totaling 241 miles of 6-inch and 8-inch pipelines originating at Sunoco R&M's Toledo refinery and terminating at three separate points. The system includes one 6-inch and two 8-inch pipelines running approximately 50 miles between Toledo and our Inkster Terminal near Detroit, Michigan. At Inkster, the 6-inch pipeline continues 11 miles to River Rouge, Michigan, and one of the 8-inch pipelines continues 80 miles to Sarnia.

   Deliveries into and out of Toledo originate from Sunoco R&M's Toledo refinery, BP's Toledo refinery, Buckeye's Buckeye pipeline, and the Marathon Ashland Petroleum, or MAP, Toledo terminal. The Toledo to River Rouge segment serves the Atlas, Buckeye, and MAP terminals in Taylor, Michigan and our Inkster Terminal and River Rouge Terminal. Product terminals in the Detroit area served by the Toledo to Sarnia segment include those of BP, MAP, and RKA. The Toledo to Sarnia segment serves our Inkster Terminal and the Consumers Power Marysville, Michigan underground storage facilities and has delivery and origin capabilities at Sarnia that include the Suncor, BP, Royal Dutch/Shell, and Novacor refineries. Each section of this system is bi-directional and can ship refined products or LPG.

   Sunoco R&M accounted for 59% of the volume on this system for the twelve months ended September 30, 2001. Other shippers on this system include Suncor, CITGO, MAP, Northwest Airlines, BP and Kinetic Resources.

   Twin Oaks, Pennsylvania to Newark, New Jersey. The Twin Oaks to Newark refined product pipeline system consists of a 111-mile, 14-inch pipeline originating at the Twin Oaks pump station, adjacent to our Marcus Hook Tank Farm, and terminating in Newark and Linden, New Jersey. Motiva's Delaware City refinery, Phillips' Trainer refinery, and Sunoco R&M's Marcus Hook refinery can access this pipeline system at its origin. Deliveries are made to our Willow Grove, Pennsylvania and Piscataway and Newark, New Jersey terminals, as well as into the Linden area via a 7-mile, 12-inch spur that serves terminals owned by Kaneb, Kinder Morgan, ExxonMobil, Phillips, and Buckeye. Our Linden transfer facility allows transfers between these third-party terminals while we make main-line deliveries. In Newark, the pipeline system serves terminals owned by Lukoil and Motiva. We interconnect with Buckeye's Laurel pipeline at the Twin Oaks pump station using a 2-mile, 16-inch spur. Shippers on this pipeline include Sunoco R&M, which accounted for 85% of volumes transported for the twelve months ended September 30, 2001, Motiva, Phillips, ExxonMobil, and Kaneb.

   Philadelphia, Pennsylvania to Linden, New Jersey. The Philadelphia to Linden refined product pipeline system consists of an 80-mile, 16-inch segment called the Harbor pipeline, and an 8-mile, 12-inch segment. We own 100% of the 12-inch segment, and we operate the 16-inch segment, which is owned jointly, in equal percentages, by El Paso, Phillips, and us. Each owner of the 16-inch segment has a right to 60,000 bpd of capacity. The pipeline system is connected at its origin to the El Paso refinery in Eagle Point, New Jersey, the Phillips tank farm in Woodbury, New Jersey, the Gulf Oil terminal in Woodbury, and Sunoco R&M's Philadelphia refinery. Sunoco R&M can also deliver product to the Gulf Oil terminal while other parties are shipping product to New York. Deliveries at Linden are made to a Phillips terminal, a Gulf Oil terminal, CITGO terminals, and Buckeye's and El Paso's pipelines. This pipeline system is also connected and makes deliveries into our Twin Oaks, Pennsylvania to Newark pipeline, allowing us to transport refined product to our Piscataway and Newark, New Jersey terminals. Sunoco R&M accounted for all of our allocated share of the volumes transported on the 16-inch segment for the twelve months ended September 30, 2001 and for all of the volumes transported on the 12-inch segment for the same period.

   Interrefinery Pipelines. We also own and lease to Sunoco R&M for a fixed amount three bi-directional 18-mile pipelines and a four-mile pipeline spur extending to the Philadelphia International Airport. One pipeline and the spur transfer jet fuel from Sunoco R&M's Philadelphia and Marcus Hook refineries to the Philadelphia International Airport. A second pipeline transfers LPGs to and from Sunoco R&M's Philadelphia refinery and Marcus Hook storage facility. The third pipeline transfers gasoline blending components and intermediate feedstocks between Sunoco R&M's Marcus Hook and Philadelphia refineries. The third pipeline is used to optimize refinery operations, such as gasoline blending and unit turnaround scheduling.

          [GRAPHIC D- Diagram depicting our interrefinery pipelines.]



   Crude Oil Pipeline. We own and operate a 123-mile, 16-inch crude oil pipeline that runs from Marysville, Michigan to Toledo, Ohio. It has a capacity of 140,000 bpd. This pipeline receives crude oil from the Lakehead pipeline system for delivery to Sunoco R&M and BP refineries located in Toledo, Ohio and to MAP's Samaria, Michigan tank farm, which supplies its refinery in Detroit, Michigan. Marysville is also a truck injection point for local production. Sunoco R&M is the major shipper on the pipeline, accounting for 77% of the volumes transported for the twelve months ended September 30, 2001. Other shippers include BP and MAP. The pipeline was built in 1967, and its tariffs are regulated by the FERC. This pipeline is regularly maintained, and we believe that it is in good repair.

   The table below sets forth the average daily number of barrels of crude oil transported through this crude oil pipeline in each of the periods presented.

                                 Year Ended December 31,         Twelve Months
                            ----------------------------------       Ended
                             1996   1997   1998   1999   2000  September 30, 2001
                            ------ ------ ------ ------ ------ ------------------
Crude oil transported (bpd) 80,108 88,948 88,638 81,464 91,464       93,971

Explorer Pipeline

   We own a 9.4% interest in Explorer Pipeline Company, a joint venture that owns and operates a 1,413-mile common carrier refined product pipeline. Other owners of Explorer include Equilon, MAP, ChevronTexaco, Conoco, CITGO, and Phillips. The system originates from the refining centers of Lake Charles, Louisiana and Beaumont, Port Arthur and Houston, Texas, and extends to Chicago, Illinois, with delivery points in the Houston, Dallas/Fort Worth, Tulsa, St. Louis, and Chicago areas. The pipeline system consists of a 12-inch segment from Lake Charles to Port Arthur, a 28-inch segment from Port Arthur to Tulsa, and a 24-inch segment from Tulsa to Hammond, Illinois. The 28-inch segment has capacity of 560,000 bpd, and the 24-inch segment has capacity of 350,000 bpd.

   We receive a quarterly cash dividend from Explorer that is commensurate with our ownership interest. For the twelve months ended September 30, 2001, we received approximately $4.2 million in cash dividends.

   The pipeline was built in 1972. Refined products transported on this system primarily include gasoline, jet fuel, diesel fuel, and heating oil. Shippers on the pipeline include most of the owners other than Sunoco, Inc. and several non-affiliated customers. For the year ended December 31, 2000, interest owners transporting refined products on the pipeline system accounted for approximately 42% of operating revenues, and the top ten non-affiliated customers accounted for approximately 40%. In 2000, the FERC approved Explorer's application for market-based rates for all its tariffs.

   Volumes transported on this system have increased as the refining centers in the Gulf Coast region have increased shipments to meet higher demand. Explorer recently announced two expansions of the system's capacity by 130,000 bpd from Port Arthur to Tulsa and by 100,000 bpd from Tulsa to Chicago. The expansions, planned to be completed by early 2003, are currently projected to cost more than $100 million. Based on current plans, we will not be required to make an equity contribution to finance these capital expenditures. A member of our management team serves on Explorer's eight-member board of directors.

   Explorer's primary competition is the TEPPCO pipeline, which transports petroleum products from the Beaumont, Port Arthur and Houston, Texas refining centers to Little Rock, Indianapolis, Chicago, and other markets along its route. Another competitor is the Seaway pipeline, a large diameter pipeline from Houston to Cushing, Oklahoma owned by BP and Phillips, which connects to the Phillips pipeline system to Chicago. Centennial Pipeline, a 26-inch natural gas pipeline owned by MAP, TEPPCO, and CMS Energy that is scheduled to be converted into a refined product pipeline by early 2002, will also provide competition. Centennial originates near Beaumont, Texas and terminates in southern Illinois.

Terminal Facilities

Refined Product Terminals

   Our refined product terminals receive refined products from pipelines and distribute them to Sunoco R&M and to third parties, who in turn deliver them to end-users and retail outlets. Terminals play a key role in moving product to the end-user market by providing the following services:

   . storage and inventory management;

   . distribution;

   . blending to achieve specified grades of gasoline; and

   . other ancillary services that include the injection of additives and filtering of jet fuel.

   Typically, our terminal facilities consist of multiple storage tanks and are equipped with automated truck loading equipment that is available 24 hours a day. This automated system provides for control of allocations, and credit and carrier certification by remote input of data by our customers. In addition, all of our terminals are equipped with truck loading racks capable of providing automated blending to individual customer specifications.

   Our refined product terminals derive most of their revenues from terminalling fees paid by customers. A fee is charged for transferring refined products from the terminal to trucks, barges, or pipelines. In addition to terminalling fees, we generate revenues by charging our customers fees for blending, injecting additives, and filtering jet fuel. We generate the balance of our revenues from other hydrocarbons handled for Sunoco R&M in Vanport, Pennsylvania and Toledo, Ohio and for lubricants handled for Sunoco R&M in Cleveland, Ohio. Sunoco R&M accounts for substantially all of our refined product terminal revenues.

   The majority of our refined product terminals are supplied by our pipelines. The remainder of our refined product terminals are supplied by third-party pipelines. For the twelve months ended September 30, 2001, gasoline represented approximately 68% of the total volume of refined products distributed through our product terminals, while distillates represented approximately 31%.

   The table below sets forth the total average throughput for our refined product terminals in each of the periods presented:

                                                                              Twelve
                                                                              Months
                                           Year Ended December 31,             Ended
                                   --------------------------------------- September 30,
                                    1996    1997    1998    1999    2000       2001
                                   ------- ------- ------- ------- ------- -------------
Refined products terminalled (bpd) 246,599 242,570 234,058 251,627 266,212    274,840

   The following table outlines the location of our refined product terminals and their storage capacities, number of tanks, supply source, mode of delivery, and average throughput for the twelve months ended September 30, 2001:

                   Storage        Number of                                     Average
                   Capacity         Tanks      Supply Source  Mode of Delivery Throughput
                   ---------      ---------   --------------- ---------------- ----------
                    (bbls)                                                       (bpd)
Akron, OH.........    98,200           8         Pipeline          Truck          5,452
Altoona, PA.......   103,400           9         Pipeline          Truck          3,824
Belmont, PA/(1)/..         0/(1)/      0/(1)/    Refinery          Truck         26,120
Binghamton, NY....    60,000           4         Pipeline          Truck          2,567
Blawnox, PA.......    72,100           4         Pipeline          Truck          2,250
Buffalo, NY.......   358,500           8         Pipeline          Truck          8,106
Cleveland, OH.....   255,000          10       Pipeline/Rail       Truck         14,259
Columbus, OH......    78,900           6         Pipeline          Truck          7,630
Dayton, OH........   248,700          15         Pipeline          Truck          9,183
Delmont, PA.......   233,900           8         Pipeline          Truck         10,598
Exton, PA.........   132,200           7         Pipeline          Truck          2,787
Fullerton, PA.....   161,700           7         Pipeline          Truck          6,639
Huntington, IN....   207,000           8         Pipeline          Truck          3,079
Inwood, NY/(2)/...    54,200          18         Pipeline          Truck          9,988
Kingston, PA......   148,800           7         Pipeline          Truck          6,130
Malvern, PA.......    62,900           5         Pipeline          Truck          5,472
Mechanicsburg, PA.   166,200           9         Pipeline          Truck          9,947
Montello, PA......    67,900           7         Pipeline          Truck          8,006
Newark, NJ........   581,100          16      Pipeline/Marine   Truck/Marine     23,219
Northumberland, PA   170,300           6         Pipeline          Truck          5,553
Owosso, MI........   233,300           8         Pipeline          Truck          7,970
Paulsboro, NJ.....    81,000           6         Pipeline      Truck/Pipeline    14,246
Piscataway, NJ....    95,000           4         Pipeline          Truck          8,027
Pittsburgh, PA....   205,500           5       Pipeline/Rail       Truck         12,301
River Rouge, MI...   178,400          10         Pipeline          Truck         14,956
Rochester, NY.....   173,000           7         Pipeline          Truck          4,550
Tamaqua, PA.......   113,600           8         Pipeline          Truck          2,555
Toledo, OH........   102,400          10       Refinery/Rail       Truck         15,799
Twin Oaks, PA.....    90,000           4         Refinery          Truck         11,906
Vanport, PA.......   179,300           8      Pipeline/Marine   Truck/Marine      1,656
Willow Grove, PA..    85,000           7         Pipeline          Truck          6,887
Youngstown, OH....    22,700           5         Pipeline          Truck          3,178
                   ---------         ---                                        -------
   Total.......... 4,820,200         244                                        274,840
                   =========         ===                                        =======

--------
(1)This terminal receives product from Sunoco R&M's Philadelphia refinery and does not have any tankage. This terminal is part of the Philadelphia refinery and is owned by an affiliate of Sunoco, Inc. That affiliate will lease the terminal to us until the terminal can be platted as a separate lot. If the terminal is platted as a separate lot, the terminal will be conveyed to us for nominal consideration.
(2)We have a 45% ownership interest in this terminal. The capacity represents the proportionate share of capacity attributable to our ownership interest.

The Nederland Terminal

   The Texas Gulf Coast region is the major hub for petroleum refining in the United States, representing approximately 40% of total United States daily refining capacity and 66% of total United States refining capacity expansion from 1990 to 1999. The growth in Gulf Coast refining capacity has resulted in part from consolidation in the petroleum industry in order to achieve economies of scale from operating larger refineries. According to the EIA, imports of crude oil through the Gulf Coast increased 4.8% annually from 1995 to 2000. The growth in refining capacity, including new heavy oil conversion projects, and increased product flow from the Gulf Coast region to other regions has created a need for additional transportation, storage, and distribution facilities on the Gulf Coast. We believe that demand for imported crude oil and for petroleum products refined in the Gulf Coast region will continue to increase.

   We own and operate the Nederland Terminal, which is located on the Sabine-Neches waterway between Beaumont and Port Arthur, Texas. The Nederland Terminal is a large marine terminal that provides inventory management, storage, and distribution services for refiners and other large end-users of crude oil. The Nederland Terminal receives, stores, and distributes crude oil, feedstocks, lubricants, petrochemicals, and bunker oils (used for fueling ships and other marine vessels). In addition, the Nederland Terminal also blends and packages lubricants and is equipped with petroleum laboratory facilities.

   The Nederland Terminal has a total storage capacity of approximately 11.2 million barrels in 126 above-ground storage tanks with individual capacities of up to 660,000 barrels. The terminal currently uses its aggregate storage capacity as follows:

   . 10.3 million barrels for crude oil;

   . 400,000 barrels for feedstocks;

   . 272,000 barrels for lubricants;

   . 150,000 barrels for bunker oils; and

   . 80,000 barrels for petrochemicals.

     [Graphic E- Diagram depicting our Nederland Terminal and its pipeline connections.]

   The terminal can receive crude oil at each of its five ship docks and three barge berths, which can accommodate any vessel capable of navigating the 40-foot freshwater draft of the Sabine-Neches Ship Channel. The five ship docks are capable of receiving a total of 1.0 million bpd of crude oil. The terminal can also receive crude oil through a number of pipelines, including the Equilon pipeline from Louisiana, the DOE Big Hill pipeline, the DOE West Hackberry pipeline, the EOTT Louisiana pipeline system, and our Western Pipeline System. The DOE pipelines connect the Nederland Terminal to the United States Strategic Petroleum Reserve's West Hackberry caverns at Hackberry, Louisiana and Big Hill caverns near Winnie, Texas, which have an aggregate storage capacity of 370 million barrels. The Nederland Terminal's pipeline connections to major markets in the Lake Charles, Beaumont, Port Arthur, Houston, and Midwest areas provide customers with maximum flexibility and liquidity.

   The Nederland Terminal can deliver crude oil and other petroleum products via pipeline, barge, ship, rail, or truck. In the aggregate, the Nederland Terminal is capable of delivering over 1.0 million bpd of crude oil to connecting pipelines. The following table describes the Nederland Terminal's pipeline delivery connections, including the destination of the pipelines to which we can deliver, the diameter of each pipeline, the rate at which we can make deliveries, and key delivery points along each pipeline's route:

                                                   Delivery
Pipeline               Destination        Diameter   Rate              Key Delivery Points
--------         ------------------------ -------- -------- ------------------------------------------
                                          (inches)  (bpd)
ExxonMobil...... Beaumont, Texas             24    300,000  ExxonMobil'sBeaumont refinery
ExxonMobil...... Wichita Falls, Texas and    20    225,000  Basin'spipeline to Cushing, Oklahoma
                 Patoka, Illinois                           ValeroEnergy Corporation's pipeline to its
                                                                  McKee, Texas refinery
                                                            Valero,L.P.'s pipeline to Valero's
                                                                   Ardmore, Oklahoma refinery
                                                            Conoco'spipeline to its Ponca City,
                                                                    Oklahoma refinery
                                                            Pipelinessupplying Midwest refineries
Equilon......... Houston, Texas              20    200,000  Houstonarea refineries
Premcor......... Port Arthur, Texas          32    250,000  Premcor'sPort Arthur refinery
West Texas Gulf. Longview, Texas             26    250,000  Mid-Valleypipeline to Midwest refineries
                                                            CITGO'spipeline to its Lake Charles,
                                                                   Louisiana refinery
                                                            BP'spipeline to Cushing
                                                            McMurrey'spipeline to Crown Central's
                                                                      Tyler, Texas refinery
Alon............ Big Springs, Texas          10     25,000  Alon'sBig Springs refinery
TotalFinaElf.... Port Arthur, Texas          10     50,000  TotalFinaElf'sPort Arthur refinery
                                              8     35,000  TotalFinaElf'sPort Arthur refinery
DOE............. Big Hill caverns            36    250,000  DOE'sStrategic Petroleum Reserve
DOE............. West Hackberry              42    250,000  DOE'sStrategic Petroleum Reserve
                 caverns
Sunoco Logistics Longview, Texas             10     50,000  Mid-Valleypipeline to Midwest refineries
                                                            CITGO'spipeline to its Lake Charles
                                                                   refinery
                                                            BP'spipeline to Cushing
                                                            McMurrey'spipeline to Crown Central's
                                                                      Tyler refinery
Sunoco Logistics Seabreeze, Texas            10     35,000  TEPPCO'spipeline to BASF/Fina's Port
                                                                    Arthur steam cracker

   We generate revenues at the Nederland Terminal primarily by providing long-term and short-term, or spot, storage services and throughput capability to a broad spectrum of customers such as ExxonMobil, Premcor, TotalFinaElf, BASF/Fina, the DOE, Valero Energy Corporation, MAP, Sunoco R&M, and BP. For the twelve months ended September 30, 2001, approximately 88% of the terminal's total revenues came from unaffiliated third parties. We derive a significant portion of our Nederland Terminal's revenues from long-term contracts, which enhance the stability and predictability of its revenue stream. For the twelve months ended September 30, 2001, 41% of the terminal's total revenues were generated under contracts that expire in more than three years. The terminal's long standing relationships with its spot-contract customers generally lead to repeat business and the renewal of short-term contracts.

   Our terminal is currently operating at or near capacity. We believe that the strong demand for our marine terminal facilities results from our cost-effective transportation services, efficiency, connectivity, and customer service. Because the Nederland Terminal's docks are operating at approximately 50% capacity, we believe that we can take advantage of increasing demand for terminalling and storage services by building additional tankage.

Fort Mifflin Terminal Complex

   We own and operate the Fort Mifflin Terminal Complex located on the Delaware River in Philadelphia. Our Fort Mifflin Terminal Complex supplies Sunoco R&M's Philadelphia refinery with all of its crude oil. These assets include the Fort Mifflin Terminal, the Hog Island Wharf, the Darby Creek Tank Farm, and connecting pipelines. We generate revenues from our Fort Mifflin Terminal Complex by charging Sunoco R&M and others a storage fee based on tank capacity and throughput. Substantially all of our revenues are derived from Sunoco R&M.

     [GRAPHIC F- Diagram depicting our Fort Mifflin Terminal Complex and its location relative to Sunoco R&M's Philadelphia and Marcus Hook refineries]



   Fort Mifflin Terminal. Our Fort Mifflin Terminal consists of two ship docks with 40-foot freshwater drafts and nine tanks with a total storage capacity of 570,000 barrels. Six 80,000-barrel tanks are used to store crude oil, and three 30,000-barrel tanks are used to provide fuel to ships. Two of the 80,000-barrel tanks can be used to store refined products. This terminal also has a connection with the Colonial Pipeline System.

   Crude oil and some refined products enter our Fort Mifflin Terminal primarily from marine vessels on the Delaware River. One Fort Mifflin dock is designed to handle crude oil from very large crude carrier-class tankers and smaller crude oil vessels. Our other dock can accommodate only smaller crude oil vessels.

   Hog Island Wharf. Our Hog Island Wharf is located next to the Fort Mifflin Terminal on the Delaware River. Our Hog Island Wharf receives crude oil via two ship docks, one of which can accommodate crude oil tankers and smaller crude oil vessels and the other of which can accommodate some smaller crude oil vessels. Hog Island Wharf supplies our Darby Creek Tank Farm and Fort Mifflin Terminal with crude oil. Crude oil from our Hog Island Wharf is delivered to Sunoco R&M's Philadelphia refinery via our Darby Creek Tank Farm.

   Darby Creek Tank Farm. Our Darby Creek Tank Farm is a primary crude oil storage terminal for Sunoco R&M's Philadelphia refinery. This facility has 21 tanks with a total storage capacity of 2.4 million barrels. Darby Creek receives crude oil from our Fort Mifflin Terminal and Hog Island Wharf via our 24-inch pipelines. The tank farm then stores the crude oil and pumps it to the Philadelphia refinery via our 16-inch pipeline. The multiple tanks in this storage facility provide us with added flexibility in blending crude oil to achieve the optimal crude oil slate for the Philadelphia refinery.

   Crude Oil and Refined Product Delivery. Our Fort Mifflin Terminal Complex includes a number of crude oil pipelines:

   . one 30-inch pipeline and one 16-inch pipeline that deliver crude oil from our Fort Mifflin Terminal to Sunoco R&M's Philadelphia refinery;

   . two 24-inch pipelines that deliver crude oil from our Hog Island Wharf to our Darby Creek Tank Farm;

   . one 16-inch pipeline that delivers crude oil from our Darby Creek Tank
     Farm to Sunoco R&M's Philadelphia refinery; and

   . one 30-inch bi-directional pipeline that delivers crude oil between our Hog Island Wharf and our Fort Mifflin Terminal.

   Our Fort Mifflin Terminal Complex also includes several pipelines that deliver refined products to Sunoco R&M's Philadelphia refinery:

   . one 30-inch pipeline and one 16-inch pipeline that deliver refined products from our Fort Mifflin Terminal to Sunoco R&M's Philadelphia refinery for transportation on our Eastern Pipeline System; and

   . one dual diameter, 24- and 26-inch pipeline that delivers refined products from our Hog Island Wharf to Sunoco R&M's Philadelphia refinery.

   We charge Sunoco R&M a fee for each barrel delivered to its Philadelphia refinery via our Fort Mifflin Terminal or our Darby Creek Tank Farm. The table below sets forth the average daily number of barrels of crude oil and refined products delivered to Sunoco R&M's Philadelphia refinery in each of the periods presented.


                                           Year Ended December 31,           Twelve Months
                                   ---------------------------------------       Ended
                                    1996    1997    1998    1999    2000   September 30, 2001
                                   ------- ------- ------- ------- ------- ------------------
Crude oil transported (bpd)....... 295,713 310,853 306,181 297,271 306,121      302,731
Refined products transported (bpd)   4,214   8,540   9,316   9,263   8,502        8,880
                                   ------- ------- ------- ------- -------      -------
   Total (bpd).................... 299,927 319,393 315,497 306,534 314,623      311,611
                                   ======= ======= ======= ======= =======      =======

Marcus Hook Tank Farm

   The Marcus Hook Tank Farm stores substantially all of the refined products that Sunoco R&M ships from its Marcus Hook refinery. This facility has 17 tanks with a total storage capacity of approximately 2.0 million barrels. After receipt of refined products from the Marcus Hook refinery, the tank farm either stores them or delivers them to our Twin Oaks terminal or to the Twin Oaks pump station, which supplies our Eastern Pipeline System.

The Inkster Terminal

   We own and operate the Inkster Terminal, a large terminal located in Inkster, Michigan consisting of eight salt caverns with a total storage capacity of 975,000 barrels. We use the Inkster Terminal's storage in connection with our Toledo, Ohio to Sarnia, Canada pipeline system and for the storage of LPGs from Sunoco R&M's Toledo refinery and from Canada. The terminal can receive and ship LPGs in both directions at the same time and has a propane truck loading rack that can load two trucks simultaneously. For the last five years, Sunoco R&M has used the full capacity of our Inkster Terminal. Buckeye has access to the terminal through our spur line to Joan Junction in Taylor, Michigan.

   The Inkster Terminal enjoys a competitive advantage with respect to volumes from Sunoco R&M's Toledo refinery due to the relatively short distance between Toledo and the Inkster Terminal. The short distance helps keep the transportation cost of LPG lower than to the Consumers Power Marysville Underground Storage Terminal or to BP's storage facility at St. Clair, Michigan. We own three pipelines running between Toledo and the Inkster Terminal, which provide Sunoco R&M with additional flexibility.

Western Pipeline System

Crude Oil Pipelines

   We own and operate 1,883 miles of crude oil trunk pipelines and 870 miles of crude oil gathering lines in three primary geographic regions -- Oklahoma, West Texas, and the Texas Gulf Coast and East Texas region. We are the primary shipper on our Western Pipeline System. We also deliver crude oil for Sunoco R&M and for various third parties from points in Texas and Oklahoma. Delivery points on our Western Pipeline System include Sunoco R&M's and Sinclair's Tulsa refineries and the Gary-Williams refinery in Wynnewood, Oklahoma.

   Our pipelines also access several trading hubs, including the largest and most significant trading hub for crude oil in the United States located in Cushing, Oklahoma, as well as other trading hubs located in Colorado City and Longview, Texas. Our crude oil pipelines also connect with other pipelines that deliver crude oil to a number of third-party refineries. The majority of the pipelines in our Western Pipeline System were constructed between 1925 and 1967. Our pipelines are subject to ongoing maintenance, and we believe they are in good repair.

 [Graphic G - Map of Oklahoma and Texas depicting our Western Pipeline System]
   In each geographic region, we have major crude oil trunk line systems that ship crude oil across a number of different-sized trunk pipeline segments. The following table details the mileage and volumes delivered for each major system and, therefore, eliminates double counting of barrels transported across more than one of our pipeline segments. We transported 71% of the crude oil and lube extracted feedstock transported to or originating from Sunoco R&M's Tulsa, Oklahoma, and Toledo, Ohio refineries for the twelve months ended September 30, 2001.

                                                              Twelve Months
                                                                  Ended
                                                            September 30, 2001
  Major System                            Miles of Pipeline     Throughput
  ------------                            ----------------- ------------------
                                                                  (bpd)
  Oklahoma:
  Enid to Tulsa..........................        316              72,958
  Velma to Tulsa.........................        248              34,692
  Other..................................        129              17,341
  West Texas:
  Jameson and Salt Creek to Colorado City         93              28,171
  Hearne to Hawley.......................        453              16,891/(1)/
  Hawley to Dixon........................        242              33,279
  Other..................................         32                 -- /(2)/
  Texas Gulf Coast and East Texas/(3)/:
  Seabreeze and Orange to Nederland......         39               9,024
  Nederland to Longview..................        199              35,252
  Mt. Belvieu to Nederland...............         70              12,310
  Thomas to Longview.....................          3               9,058
  Other..................................          5                 -- /(2)/

--------
(1)Volume excludes 17,659 bpd that is delivered to and included in the Hawley to Dixon pipeline segment.
(2)Throughput included in another segment.
(3)Does not include the 54-mile pipeline we acquired on November 1, 2001 from GulfMark Energy, Inc.

   The following table sets forth the origin and destination, length, diameter, and throughput for approximately 95% of our trunk pipeline segments in each of the three regions we serve. We own 100% of these pipelines.

                                                                    Twelve Months
                                                                        Ended
                                                                    September 30,
                                                                        2001
                                         Miles of Pipeline Diameter  Throughput
Origin and Destination                   ----------------- -------- -------------
----------------------                                     (inches)     (bpd)
Oklahoma System:
Enid to Tulsa:
   Bottleman to Enid....................         44           4,6       5,174
   Ringwood to Enid.....................         28           4,6       1,516
   Dover to Enid........................         32           4,6       1,963
   Oklahoma City to Douglas.............         56             8       3,009
   Enid to Morris.......................         36             8       3,105
   Enid to Cushing......................         75             8      14,223
   Cushing to Tulsa.....................         45         10,12      69,853
Velma to Tulsa:
   Velma to Eola........................         15             6       7,221
   Eola to Maysville....................         18            10         990
   Eola to Wynnewood....................         17             6       8,028
   Maysville to Seminole................         61             6       5,746
   Seminole to Bad Creek................         32           6,8       9,957
   Fitts to Bad Creek...................         52         4,6,8       8,015
   Bad Creek to Tulsa...................         53          8,10      26,625
Other:
   Tulsa to Cushing.....................         45            12      14,587
   Barnsdall to Tulsa...................         34             8       1,342
West Texas System:
Jameson and Salt Creek to Colorado City:
   Jameson to Colorado City.............         35             8       5,528
   Salt Creek to Colorado City..........         58           6,8      22,643
Hearne to Hawley:
   Hearne to Comyn......................        143          8,12      14,633
   Ballinger to Comyn...................         83             8       4,842
   Comyn to Ranger......................         30             8       5,751
   Ranger to South Bend.................         52           6,8      15,369
   Comyn to Hawley......................         90            16      15,060
   Hamlin to Hawley.....................         41             8       2,784
   Tye to Hawley........................         14             6       1,327
Hawley to Dixon:
   Hawley to Dixon......................        242          8,10      33,279
Texas Gulf Coast and East Texas System:
Seabreeze and Orange to Nederland:
   Seabreeze to Nederland...............         28            10       5,722
   Orange to Nederland..................         11             6       3,302
Nederland to Longview:
   Nederland to Longview................        199         10,12      36,780
Mt. Belvieu to Nederland:
   Mt. Belvieu to Sour Lake.............         43           6,8      11,239
   Sour Lake to Nederland...............         27             8       3,254
Thomas to Longview:
   Thomas to Longview...................          3             8       9,058

   Oklahoma

   We own and operate a large crude oil pipeline and gathering system in Oklahoma. This system contains 693 miles of crude oil trunk pipelines and 459 miles of crude oil gathering lines. We have the ability to deliver all of the crude oil gathered on our Oklahoma system to Cushing. Additionally, we make deliveries on the Oklahoma system to:

   . Sunoco R&M's Tulsa refinery;

   . Sinclair's Tulsa refinery;

   . Gary-Williams' Wynnewood refinery; and

   . Conoco's pipeline to its Ponca City refinery.

   Throughput on our Oklahoma system for the twelve months ended September 30, 2001 was 124,991 bpd. We generate revenues on our Oklahoma system from tariffs paid by shippers utilizing our transportation services. We file these tariffs with the Oklahoma Corporation Commission and the FERC. We are the largest purchaser of crude oil from producers in the state, and we are the primary shipper on our Oklahoma system. Other significant shippers are Sunoco R&M and Sinclair, which ship primarily on the Cushing to Tulsa segment.

   Our Oklahoma crude oil pipelines consist of two major systems, the Enid to Tulsa system and the Velma to Tulsa system, and several smaller pipelines.

   [GRAPHIC H- Map of Oklahoma depicting the Oklahoma portion of our Western
                               Pipleine System.]



   Enid, Oklahoma to Tulsa, Oklahoma. The Enid to Tulsa crude oil pipeline system originates in Northwestern Oklahoma, connects to the Cushing, Oklahoma trading hub, and terminates in Tulsa at the Sunoco R&M and Sinclair refineries. This system consists of seven major segments.

   Three segments deliver crude oil received from trucks and gathering systems to Enid for further delivery on our system. Enid is a hub from which we transport crude oil on our two east-bound pipelines to third-party pipelines and refineries, and to the Cushing trading hub. The two east-bound pipelines from Enid include our Enid to Morris pipeline, which connects Conoco's pipeline to its Ponca City refinery, and our Enid to Cushing pipeline, which receives crude oil from our Oklahoma City to Douglas segment and delivers crude oil to our storage tanks at the Cushing trading hub.

   Shippers utilizing our pipeline may also access the BP, Equilon, Plains All American, and TEPPCO storage terminals in Cushing. Our Cushing to Tulsa pipeline provides transportation services, under tariffs filed with the FERC, from third-party terminals and our tanks in Cushing to the Sunoco R&M and Sinclair refineries in Tulsa.

   Velma, Oklahoma to Tulsa, Oklahoma. The Velma to Tulsa crude oil pipeline system originates in Southwestern Oklahoma, moves eastward to the Gary-Williams refinery at Wynnewood, and terminates at the Sunoco R&M and Sinclair refineries in Tulsa. This system consists of seven major segments.

   The Velma to Eola, Eola to Maysville, and Eola to Wynnewood segments are used to transport crude oil from trucks and gathering systems owned by us and third parties to Gary-Williams' Wynnewood refinery and to our pipeline that delivers to Cushing and Sunoco R&M's Tulsa refinery. The Maysville to Seminole, Seminole to Bad Creek, Fitts to Bad Creek, and Bad Creek to Tulsa pipelines are primarily used to transport crude oil to the Sunoco R&M and Sinclair refineries in Tulsa. These pipelines are supplied by our gathering systems and trucks, as well as EOTT and STG gathering lines. We ship substantially all of the volumes on these pipelines.

   Other Oklahoma Pipelines. Our other Oklahoma pipelines include the Tulsa to Cushing segment that transports lube extracted feedstock from Sunoco R&M's Tulsa refinery to Cushing for ultimate delivery by third-party pipelines to other refineries for further processing. Our Barnsdall to Tulsa segment receives crude oil gathered by our trucks for shipment to Sunoco R&M's Tulsa refinery.

   West Texas

   We own and operate approximately 820 miles of crude oil trunk pipelines and 258 miles of crude oil gathering lines in West and North Central Texas. We make deliveries on our West Texas system to:

   . a Valero, L.P. pipeline at Dixon, Texas that delivers crude oil to Valero
     Energy Corporation's refinery in McKee, Texas;

   . a Conoco pipeline at South Bend, Texas that makes deliveries to Conoco's
     Ponca City refinery;

   . a TEPPCO pipeline at South Bend that makes deliveries to Gary-Williams'
     Wynnewood refinery;

   . the West Texas Gulf pipeline at Tye and Colorado City, Texas that connects to Mid-Valley pipeline in Longview, Texas, which makes deliveries to Sunoco R&M's Toledo refinery and other Midwest refineries; and

   . other third-party pipelines at Colorado City that deliver crude oil to Sunoco R&M's Tulsa and Toledo refineries, among others.

   Throughput on this system during the twelve months ended September 30, 2001 was 78,341 bpd. We were the shipper of substantially all of these volumes. We generate revenues in West Texas from tariffs paid by shippers utilizing our transportation services. We file these tariffs with the Texas Railroad Commission.

 [GRAPHIC I- Map of Texas depicting the West Texas portion of our Western
                               Pipeline System.]



   Our West Texas pipelines consist of the three following systems:

   Jameson and Salt Creek, Texas to Colorado City, Texas. The Jameson and Salt Creek to Colorado City crude oil pipeline system consists of two pipeline segments. Crude oil is gathered or trucked into this system and transported from Jameson to Colorado City, or from Salt Creek to Colorado City, where it can be delivered into BP, Basin, ChevronTexaco, EOTT, or West Texas Gulf pipelines. These connections allow us to deliver crude oil to Sunoco R&M's Tulsa and Toledo refineries and other unaffiliated third-party destinations.

   Hearne, Texas to Hawley, Texas. The Hearne to Hawley system is comprised of seven pipeline segments. The two segments delivering into Comyn, Texas are supplied with crude oil from our trucks, third-party trucks, and pipelines, including the Genesis, Koch, and Plains All American pipelines located in Hearne. From Comyn, crude oil can be shipped to:

   . the West Texas Gulf pipeline at Tye;

   . the Conoco and TEPPCO pipelines at South Bend; or

   . our pipeline in Hawley.

   At Tye, we have tankage and a bi-directional connection with the West Texas Gulf pipeline that allows us to receive and deliver crude oil.

   Hawley, Texas to Dixon, Texas. On the Hawley to Dixon system, we receive crude oil from the following sources:

   . our Hearne to Hawley system, including West Texas Gulf's system through Tye, Texas;

   . Plains All American and Equilon pipeline interconnections; and

   . truck injection locations and pipeline-connected lease gathering sites.

   We deliver this crude oil to Dixon, where we connect with the Valero, L.P. pipeline that delivers crude oil to the Valero Energy Corporation refinery at McKee. Crude oil received from our Hearne to Hawley system accounts for a majority of the volumes transported on this system.

   Texas Gulf Coast and East Texas

   Our Texas Gulf Coast and East Texas pipeline system includes 370 miles of crude oil trunk pipelines and 153 miles of crude oil gathering lines that extend between the Texas Gulf Coast region near Beaumont and Mt. Belvieu, Texas and the East Texas field near Longview, Texas. We transport multiple grades of crude oil, including foreign imports, and other refinery and petrochemical feedstocks, such as condensate and naphtha, on these pipelines. We receive crude oil for these systems from other pipelines, our Nederland Terminal, our trucks, third-party trucks, and our pipeline gathering systems. This system provides access to major delivery points with interconnecting pipelines in Texas at Longview, Sour Lake, and Nederland.

   Throughput on this system for the twelve months ended September 30, 2001 was 65,644 bpd. We generate revenues from tariffs paid by shippers utilizing our transportation services. These tariffs are filed with the Texas Railroad Commission and the FERC. We are the primary shipper on the Texas Gulf Coast and East Texas system. Sunoco R&M ships on the Nederland to Longview segment, which connects with the Mid-Valley pipeline for deliveries to Sunoco R&M's Toledo refinery.

   [GRAPHIC J- Map of East Texas depicting the Texas Gulf Coast and East Texas portion of our Western Pipeline System.]


   Our Texas Gulf Coast and East Texas system consists of these pipelines:

   Seabreeze and Orange, Texas to Nederland, Texas. The Seabreeze and Orange to Nederland crude oil pipeline system consists of two pipelines:

   . a bi-directional 28-mile pipeline from Seabreeze to Nederland; and

   . an 11-mile pipeline from Orange to Nederland.

The Seabreeze pipeline transports condensate received from TransTexas' Winnie, Texas plant and by truck to our Nederland Terminal. The Seabreeze pipeline also transports naphtha for BASF/Fina from our Nederland Terminal to the TEPPCO pipeline for delivery to BASF/Fina's new steam cracker in Port Arthur. Crude oil gathered or trucked to the Orange pipeline is transported to our Nederland Terminal for delivery to a number of destinations.

   Nederland, Texas to Longview, Texas. The Nederland to Longview pipeline transports primarily foreign crude oil from our Nederland Terminal to the 240,000 bpd Mid-Valley pipeline in Longview, Texas. Other connections in the Longview area include BP's pipeline from Longview to Cushing, Oklahoma, McMurrey's pipeline that supplies Crown Central's Tyler, Texas refinery, and ExxonMobil's pipeline that delivers to Wichita Falls, Texas and Patoka, Illinois.

   Mt. Belvieu, Texas to Nederland, Texas. The Mt. Belvieu to Nederland crude oil pipeline passes through Sour Lake, Texas where it makes deliveries to our Nederland to Longview pipeline, the CITGO tank farm and pipeline that supplies CITGO's Lake Charles, Louisiana refinery, and our recently acquired GulfMark pipeline to Baytown, Texas.

   Thomas, Texas to Longview, Texas. The Thomas to Longview crude oil pipeline originates in Thomas, Texas and makes deliveries to all of the connections in Longview, Texas described above. The pipeline receives crude oil from our pipeline gathering system in the East Texas field.

   GulfMark Acquisition. On November 1, 2001, we acquired a 54-mile 8-inch bi-directional crude oil pipeline and a related crude oil acquisition business from GulfMark Energy, Inc. for $5.0 million in cash. The pipeline extends from Sour Lake, Texas to Baytown, Texas and complements our existing Texas Gulf Coast and East Texas pipeline system. The crude oil acquisition business handles approximately 12,000 bpd and complements our existing crude oil acquisition and marketing business.

Crude Oil Acquisition and Marketing

   In addition to receiving tariff revenues for transporting crude oil on our Western Pipeline System, we also generate revenues through our crude oil acquisition and marketing operations, primarily in Oklahoma and Texas. These activities include:

    . purchasing crude oil from producers at the wellhead and in bulk from aggregators at major pipeline interconnections and trading locations;

    . transporting crude oil on our pipelines and trucks or, when necessary or cost effective, pipelines or trucks owned and operated by third parties; and

    .  marketing crude oil to refiners or resellers.

   The marketing of crude oil is complex and requires detailed knowledge of the crude oil market and a familiarity with a number of factors, including types of crude oil, individual refinery demand for specific grades of crude oil, area market price structures for different grades of crude oil, location of customers, availability of transportation facilities, timing, and customers' costs (including storage). We sell our crude oil to major integrated oil companies, independent refiners, including Sunoco R&M for its Tulsa and Toledo refineries, and other resellers in various types of sale and exchange transactions, at market prices for terms generally ranging from one month to one year.

   We enter into contracts with producers at market prices generally for a term of one year or less, with a majority of the transactions on a 30-day renewable basis. For the twelve months ended September 30, 2001, we purchased approximately 176,000 bpd from approximately 3,300 producers from approximately 33,000 leases.

   Crude Oil Lease Purchases and Exchanges

   In a typical producer's operation, crude oil flows from the wellhead to a separator where the petroleum gases are removed. After separation, the producer treats the crude oil to remove water, sand, and other contaminants and then moves it to an on-site storage tank. When the tank is full, the producer contacts our field personnel to purchase and transport the crude oil to market. The crude oil in producers' tanks is then either delivered to our pipeline or transported via truck to our pipeline or a third party's pipeline. Our truck fleet generally performs the trucking service.

   We also enter into exchange agreements to enhance margins throughout the acquisition and marketing process. When opportunities arise to increase our margin or to acquire a grade of crude oil that more nearly matches our delivery requirement or the preferences of our refinery customers, we exchange physical crude oil with third parties. Generally, we enter into exchanges to acquire crude oil of a desired quality in exchange for a common grade crude oil or to acquire crude oil at locations that are closer to our end markets, thereby reducing transportation costs.

   The following table shows our average daily volume for our crude oil lease purchases and exchanges for the periods presented.

                                 Year Ended December 31,    Twelve Months
                                 ------------------------       Ended
                                 1996 1997 1998 1999 2000 September 30, 2001
   -                             ---- ---- ---- ---- ---- ------------------
                                            (in thousands of bpd)
   Lease purchases:
      Available for sale........  87   93   98  107  141         142
      Exchanges.................  62   71   58   38   36          33
   Other exchanges and bulk
     purchases.................. 129  147  144  141  230         220
                                 ---  ---  ---  ---  ---         ---
      Total..................... 278  311  300  286  407         395
                                 ===  ===  ===  ===  ===         ===

   Our business practice is generally to purchase only crude oil for which we have a corresponding sale agreement for physical delivery of crude oil to a third party or a Sunoco R&M refinery. Through this process, we seek to maintain a position that is substantially balanced between crude oil purchases and future delivery obligations. We do not acquire and hold crude oil futures contracts or enter into other derivative contracts for the purpose of speculating on crude oil prices.

   The following table shows our average daily sales and exchange volumes of crude oil for the periods presented:

                                Year Ended December 31,    Twelve Months
                                ------------------------       Ended
                                1996 1997 1998 1999 2000 September 30, 2001
                                ---- ---- ---- ---- ---- ------------------
                                           (in thousands of bpd)
     Sunoco R&M refineries:
        Toledo.................  41   41   30   26   29          27
        Tulsa..................  42   46   57   63   73          70
     Third parties.............  13    7   14   20   41          47
     Exchanges:
        Purchased at the lease.  62   71   58   38   36          34
        Other.................. 120  147  141  139  227         215
                                ---  ---  ---  ---  ---         ---
        Total.................. 278  312  300  286  406         393
                                ===  ===  ===  ===  ===         ===

   Market Conditions

   During periods when demand for crude oil is weak, the market for crude oil is often in contango, meaning that the price of crude oil in a given month is less than the price of crude oil for delivery in a subsequent month. In a contango market, storing crude oil is favorable because storage owners at major trading locations can simultaneously purchase production at low current prices for storage and sell at higher prices for future delivery. When there is a higher demand than supply of crude oil in the near term, the market is backwardated, meaning that the price of crude oil in a given month exceeds the price of crude oil for delivery in a subsequent month. A backwardated market has a positive impact on marketing margins because crude oil marketers can continue to purchase crude oil from producers at a fixed premium to posted prices while selling crude oil at a higher premium to such prices.

   Producer Services

   Crude oil purchasers who buy from producers compete on the basis of competitive prices and highly responsive services. Through our team of crude oil purchasing representatives, we maintain ongoing relationships with more than 3,300 producers. We believe that our ability to offer competitive pricing and high-quality field and administrative services to producers is a key factor in our ability to maintain volumes of purchased crude oil and to obtain new volumes. Field services include efficient gathering capabilities, availability of trucks, willingness to construct gathering pipelines where economically justified, timely pickup of crude oil from storage tanks at the lease or production point, accurate measurement of crude oil volumes received, avoidance of spills, and effective management of pipeline deliveries. Accounting and other administrative services include securing division orders (statements from interest owners affirming the division of ownership in crude oil purchased by
us), providing statements of the crude oil purchased each month, disbursing production proceeds to interest owners, and calculating and paying production taxes on behalf of interest owners. In order to compete effectively, we must maintain records of title and division order interests in an accurate and timely manner for purposes of making prompt and correct payment of crude oil production proceeds, together with the correct payment of all production taxes associated with these proceeds.

   Credit with Customers

   When we market crude oil, we must determine the amount of any line of credit to be extended to a customer. Since our typical sales transactions can involve tens of thousands of barrels of crude oil, the risk of nonpayment and nonperformance by customers is a major consideration in our business. We believe our sales are made to creditworthy entities or entities with adequate credit support. Credit review and analysis are also integral to our lease purchases. Payment for substantially all of the monthly lease production is sometimes made to the operator of the lease. The operator, in turn, is responsible for the correct payment and distribution of such production proceeds to the proper parties. In these situations, we must determine whether the operator has sufficient financial resources to make such payments and distributions and to indemnify and defend us in the event a third party brings a protest, action, or complaint in connection with the ultimate distribution of production proceeds by the operator.

   Crude Oil Trucking

   We operate 127 crude oil truck unloading facilities in Oklahoma, Texas, and New Mexico, of which 89 are on our pipeline system and 38 are on third-party pipeline systems. We also own and operate a one-mile crude oil gathering line in New Mexico, which is associated with our crude oil trucking operations there. We employ 272 crude oil truck drivers and own 143 crude oil transport trucks. The crude oil truck drivers pick up crude oil at production lease sites and transport it to various truck unloading facilities on our pipelines and on third-party pipelines.

Other Business Opportunities

   Although we do not currently engage in business unrelated to the transportation or storage of crude oil and refined products and the other businesses described above, we may in the future consider and make acquisitions in other business areas.

Pipeline and Terminal Control Operations

   All of our refined products and crude oil pipelines are operated via satellite, microwave, and frame relay communication systems from central control rooms located in Philadelphia and Tulsa. The Philadelphia control center primarily monitors and controls our refined product pipelines, and the Tulsa control center primarily monitors and controls our crude oil pipelines. The Philadelphia control center has a backup control center at our Montello, Pennsylvania pipeline facility located approximately 50 miles from Philadelphia. The Nederland Terminal has its own control center.

   The control centers operate with modern, state-of-the-art System Control and Data Acquisition, or SCADA, systems. Our control centers are equipped with computer systems designed to continuously monitor real time operational data, including refined product and crude oil throughput, flow rates, and pressures. In addition, the control centers monitor alarms and throughput balances. The control centers operate remote pumps, motors, engines, and valves associated with the delivery of refined products and crude oil. The computer systems are designed to enhance leak-detection capabilities, sound automatic alarms if operational conditions outside of pre-established parameters occur, and provide for remote-controlled shutdown of pump stations on the pipelines. Pump stations and meter-measurement points along the pipelines are linked by satellite or telephone communication systems for remote monitoring and control, which reduces our requirement for full-time on-site personnel at most of these locations.

Safety and Maintenance

   We perform preventive and normal maintenance on all of our pipeline systems and make repairs and replacements when necessary or appropriate. We also conduct routine and required inspections of our pipelines and other assets as required by code or regulation. We inject corrosion inhibitors into our crude oil mainlines to help control internal corrosion. Cleaning and de-waxing pigs are also run through our crude oil pipelines to help prohibit internal corrosion. External coatings and impressed current cathodic protection systems are used to protect against external corrosion. We conduct all cathodic protection work in accordance with National Association of Corrosion Engineers standards. We continually monitor, test, and record the effectiveness of these corrosion inhibiting systems.

   We monitor the structural integrity of selected segments of our pipeline systems through a program of periodic internal inspections using both "dent pigs" and electronic "smart pigs." We follow these inspections with a review of the data, and we make repairs as required to ensure the integrity of the pipeline. We have initiated a risk-based approach to prioritizing the pipeline segments for future smart pig runs or other approved integrity testing methods. This will ensure that the pipelines that have the greatest risk potential receive the highest priority in being scheduled for inspections or pressure tests for integrity.

   We started our smart pigging program in 1988. Beginning in 2002, the DOT will require smart pigging or other integrity testing of all DOT-regulated crude oil and refined product pipelines. This requirement will be phased in over a five-year period. To date, we have inspected 80% of the total DOT-regulated miles of our refined product pipelines and 35% of the total DOT-regulated miles of our crude oil pipelines. We anticipate spending $8.0 million per year for each of the next five years to comply with these regulations. Please read ''Certain Relationships and Related Transactions--Omnibus Agreement.''

   Maintenance facilities containing equipment for pipe repairs, spare parts, and trained response personnel are strategically located along the pipelines. Employees participate in simulated spill deployment exercises on a regular basis. They also participate in actual spill response boom deployment exercises in both planned and unannounced spill scenarios in accordance with Oil Pollution Act of 1990 requirements. We believe that all of our pipelines have been constructed and are maintained in all material respects in accordance with applicable federal, state, and local laws and the regulations and standards prescribed by the American Petroleum Institute, the DOT, and accepted industry practice.

   Sunoco R&M will, at its expense, complete for the Darby Creek and Marcus Hook Tank Farms certain tank maintenance and inspection projects now in progress or expected to be completed within one year from the closing of the offering. Sunoco R&M estimates total costs to complete these projects will be approximately $4.0 million.

   At our terminals, tanks designed for gasoline storage are equipped with internal or external floating roofs that minimize emissions and prevent potentially flammable vapor accumulation between fluid levels and the roof of the tank. Our terminal facilities have facility response plans, spill prevention and control plans, and other plans and programs to respond to emergencies.

   Many of our terminal loading racks are protected with water deluge systems activated by vapor sensors, heat sensors, or an emergency switch. Several of our terminals are also protected by foam systems that are activated in case of fire. Our Inkster Terminal is our only terminal that stores and loads propane. Our propane truck loading rack is protected against fire hazards with a deluge system. This system automatically activates with heat sensors in the event of a fire. All of our terminals are subject to participation in a comprehensive environmental management program to assure compliance with applicable air, solid waste, and wastewater regulations.

Competition

   As a result of our physical integration with Sunoco R&M's refineries and our contractual relationship with Sunoco, Inc. pursuant to the omnibus agreement and Sunoco R&M pursuant to the pipelines and terminals storage and throughput agreement, we believe that we will not face significant competition for crude oil transported to the Philadelphia, Toledo, and Tulsa refineries, or refined products transported from the Philadelphia, Marcus Hook, and Toledo refineries, particularly during the term of our pipelines and terminals storage and throughput agreement with Sunoco R&M. See "--Our Relationship with Sunoco, Inc.--Pipelines and Terminals Storage and Throughput Agreement with Sunoco R&M" and "Certain Relationships and Related Transactions--Omnibus Agreement."

Eastern Pipeline System

   Nearly all of our Eastern Pipeline System is directly linked to Sunoco R&M's refineries. Sunoco R&M constructed or acquired these assets as the most cost-effective means to access raw materials and distribute refined products. Generally, pipelines are the lowest cost method for long-haul, overland movement of refined products. Therefore, our most significant competitors for large volume shipments in the area served by our Eastern Pipeline System are other pipelines. We believe that high capital requirements, environmental considerations, and the difficulty in acquiring rights-of-way and related permits make it hard for other companies to build competing pipelines in areas served by our pipelines. As a result, competing pipelines are likely to be built only in those cases in which strong market demand and attractive tariff rates support additional capacity in an area.

   Although it is unlikely that a pipeline system comparable in size and scope to our Eastern Pipeline System will be built in the foreseeable future, new pipelines (including pipeline segments that connect with existing pipeline systems, such as those operated by Colonial, Buckeye, ExxonMobil, and Inland) could be built to effectively compete with us in particular locations.

   In addition, we face competition from trucks that deliver product in a number of areas we serve. While their costs may not be competitive for longer hauls or large volume shipments, trucks compete effectively for incremental and marginal volumes in many areas we serve. The availability of truck transportation places a significant competitive constraint on our ability to increase our tariff rates.

Terminal Facilities

   Historically, except for our Nederland Terminal, essentially all of the throughput at our terminal facilities has come from Sunoco R&M. Under the terms of our pipelines and terminals storage and throughput agreement, we will continue to receive a significant portion of the throughput at these facilities from Sunoco R&M.

   Our 32 refined product terminals compete with other independent terminal operators as well as integrated oil companies on the basis of terminal location, price, versatility, and services provided. Our competition primarily comes from integrated petroleum companies, refining and marketing companies, independent terminal companies, and distribution companies with marketing and trading arms.

   The Inkster Terminal's primary competition comes from the Marysville Underground Storage Terminal, or MUST, which is owned by Consumers Power. MUST is a third-party facility located in Marysville, Michigan with approximately 6 million barrels of underground storage. This facility serves the refining markets in Sarnia, Canada and Toledo, Ohio and has extensive rail car loading and unloading operations, which could be used by other refineries. In addition to MUST, MAP operates a similar LPG storage facility in Trenton, Michigan, primarily serving its refinery in Detroit, Michigan. BP also operates a similar facility in St. Clair, Michigan, as well as one in Windsor, Canada that is served by pipeline and rail connections from the Sarnia refineries.

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

   The primary competitors for the Nederland Terminal are its refinery customers' docks and terminal facilities, and the Unocal terminal and the Oil Tanking terminal, both located in Beaumont. We believe the Nederland Terminal has superior docking capabilities and tankage facilities, and is better connected to supply and distribution pipelines than these competing terminals.

Western Pipeline System

   Our Western Pipeline System faces competition from a number of major oil companies and smaller entities. Pipeline competition among common carrier pipelines is based primarily on transportation charges, access to producing areas, and demand for the crude oil by end users. We believe that high capital costs make it unlikely for other companies to build competing crude oil pipeline systems in areas served by our pipelines. Crude oil purchasing and marketing competitive factors include price and contract flexibility, quantity and quality of services, and accessibility to end markets. The principal competitors of the Western Pipeline System are EOTT, Plains All American, Conoco, Seminole Trading and Gathering, and TEPPCO.

Retained Assets

   We do not expect any significant competition from Sunoco, Inc. utilizing the retained assets described below under "--Pipeline, Terminalling, and Storage Assets Retained by Sunoco, Inc."

Sunoco R&M's Refining and Marketing Operations

   Although we do not own or operate any refining or marketing assets, our pipeline systems are located within Sunoco R&M's refining and marketing supply chain. Sunoco, Inc., through its subsidiaries, is principally a petroleum refiner and marketer and chemicals manufacturer with interests in cokemaking. Sunoco R&M's petroleum refining and marketing operations include the manufacturing and marketing of a full range of petroleum products, including fuels, lubricants, and petrochemicals. Sunoco R&M's chemical operations comprise the manufacturing, distribution, and marketing of commodity and intermediate petrochemicals. The petroleum refining and marketing and chemical operations are conducted principally in the Northeast and Midwest United States. Sunoco, Inc. currently employs approximately 14,200 people.

   Sunoco R&M owns and operates four refineries located in Marcus Hook and Philadelphia, Pennsylvania, Toledo, Ohio, and Tulsa, Oklahoma. Sunoco R&M also markets gasoline and middle distillates, and offers a broad range of convenience store merchandise through a network of approximately 4,150 retail outlets in 21 states on the East Coast and in the Midwest United States.

Refineries

   Our pipelines deliver crude oil to and transport refined products from Sunoco R&M's four refineries.

Philadelphia

   The Philadelphia refinery can process 330,000 bpd of crude oil and is the largest refinery in the Northeast United States. For the twelve months ended September 30, 2001, its total input to crude oil processing units was 305,800 bpd, all of which was supplied by our Fort Mifflin Terminal Complex. The refinery processes predominantly sweet crude oils from foreign sources. The refinery produces primarily gasoline (including reformulated and premium grades), middle distillates, residual fuel, and petrochemical feedstocks. For the twelve months ended September 30, 2001, 63% of the refined products produced in the Philadelphia refinery were distributed through our refined product pipelines or our refined product terminals.

   The table below sets forth the refinery's total input to crude oil processing units in each of the periods presented.

                                                  Year Ended December 31,           Twelve Months
                                          ---------------------------------------       Ended
                                           1996    1997    1998    1999    2000   September 30, 2001
                                          ------- ------- ------- ------- ------- ------------------
Input to crude oil processing units (bpd) 294,700 313,300 303,200 300,200 304,700      305,800

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

Marcus Hook

   The Marcus Hook refinery can process 175,000 bpd of crude oil. For the twelve months ended September 30, 2001, its total input to crude oil processing units was 157,800 bpd. The refinery processes predominantly light sweet crude oils from foreign sources that it receives directly from its docks. The refinery produces primarily gasoline (including reformulated and premium grades), middle distillates, residual fuel, and petrochemical feedstocks. For the twelve months ended September 30, 2001, 93% of the refined products produced in the Marcus Hook refinery were distributed through our refined product pipelines or our refined product terminals.

   The table below sets forth the refinery's total input to crude oil processing units in each of the periods presented.

                                                  Year Ended December 31,           Twelve Months
                                          ---------------------------------------       Ended
                                           1996    1997    1998    1999    2000   September 30, 2001
                                          ------- ------- ------- ------- ------- ------------------
Input to crude oil processing units (bpd) 150,900 165,300 166,200 168,700 155,800      157,800

Toledo

   The Toledo refinery can process 140,000 bpd of crude oil. For the twelve months ended September 30, 2001, its total input of crude oil and other feedstocks to crude oil processing units was 139,400 bpd, of which 52% was supplied by our Marysville, Michigan to Toledo, Ohio crude oil pipeline systems. The Toledo refinery is a high conversion refinery that refines predominantly light, low-sulfur crude oil. The refinery produces primarily gasoline, middle distillates, residual fuel, and petrochemicals. For the twelve months ended September 30, 2001, 88% of the refined products produced in the Toledo refinery were distributed through our refined product pipelines or our refined product terminals.

   The table below sets forth the refinery's total input of crude oil and other feedstocks to crude oil processing units in each of the periods presented.

                                                  Year Ended December 31,           Twelve Months
                                          ---------------------------------------       Ended
                                           1996    1997    1998    1999    2000   September 30, 2001
                                          ------- ------- ------- ------- ------- ------------------
Input to crude oil processing units (bpd) 124,700 132,600 132,200 133,400 133,600      139,400

   The Toledo refinery has access to crude oil from a number of sources, including foreign crude oil imported through the Gulf Coast, Canadian crude oil through our Marysville to Toledo pipeline system, and domestic crude oil from Texas, Louisiana, Oklahoma, and Michigan.

Tulsa

   The Tulsa refinery can process 85,000 bpd of crude oil. For the twelve months ended September 30, 2001, its total input to crude oil processing units was 79,800 bpd, all of which was supplied by our Western Pipeline System. The Tulsa refinery refines predominantly light, low-sulfur crude oil and produces primarily gasoline, middle distillates, base oil lubricants, waxes, petroleum coke, and lube extracted feedstocks. For the twelve months ended September 30, 2001, all lube extracted feedstocks, which represented 22% of the petroleum products produced in the Tulsa refinery, were transported from the refinery through our refined product pipelines. Other refined products are transported via third-party pipelines.

   The table below sets forth the refinery's total input to crude oil processing units in each of the periods presented.

                                               Year Ended December 31,         Twelve Months
                                          ----------------------------------       Ended
                                           1996   1997   1998   1999   2000  September 30, 2001
                                          ------ ------ ------ ------ ------ ------------------
Input to crude oil processing units (bpd) 81,900 79,700 78,800 75,900 79,200       79,800

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

   The Tulsa refinery has access to crude oil from a number of sources, including production from Oklahoma and Texas and foreign crude oil.

Marketing

   We believe that our pipeline, terminalling, and storage assets are well-positioned for future growth because these assets are located in attractive market regions and many of these assets are associated with Sunoco R&M, a significant participant in those market regions. We believe that the population growth and the growth in demand for refined products in the Northeast and Midwest United States will lead to increased throughput.

   The table below sets forth total branded sales by Sunoco R&M in all states in each of the periods presented. Middle distillates include high- and low-sulfur diesel, heating oil, and kerosene.

                                     At December 31                Twelve Months
                         ---------------------------------------       Ended
                          1996    1997    1998    1999    2000   September 30, 2001
                         ------- ------- ------- ------- ------- ------------------
Gasoline (bpd).......... 205,700 201,800 208,600 216,600 225,300      239,700
Middle distillates (bpd)  20,500  21,900  22,800  28,900  31,700       34,200
                         ------- ------- ------- ------- -------      -------
   Total (bpd).......... 226,200 223,700 231,400 245,500 257,000      273,900
                         ======= ======= ======= ======= =======      =======

   The following table sets forth market share information in certain key states served by our refined product terminals and pipelines:

                                                       Total Number of Sunoco's Rank
                                Number of    Market    Branded Retail      Among
                              Branded Sites Share/(1)/    Marketers    Marketers/(1)/
                              ------------- ---------  --------------- -------------
Pennsylvania.................      757         37%           24              1
New York.....................      832         30%           21              1
Ohio.........................      485         18%           14              3
Michigan.....................      300         13%           18              4
New Jersey...................      278          9%           14              2

--------
(1)Source: National Petroleum News (Mid-July 2001). Market share and ranking based upon Sunoco R&M branded sites versus total branded sites in each state.

   Sunoco R&M's convenience stores are located principally in Pennsylvania, New York, Massachusetts, Michigan, Ohio, and Florida. These stores supplement sales of fuel products with a broad mix of high-margin merchandise such as groceries, fast foods, and beverages. Sunoco R&M intends to grow its convenience store business through acquisitions, new site construction, and redesign of traditional gasoline outlets in an effort to reduce its dependence on gasoline margins. Following this strategy, in 2001, Sunoco R&M acquired from The Coastal Corporation 310 direct retail sites and supply contracts with 24 Coastal distributors for 163 distributor sites located in eight Eastern states with the largest concentration in Pennsylvania, New Jersey, Virginia, and Florida.

   In the fourth quarter of 2000, Sunoco R&M entered into an agreement with Wal-Mart Stores, Inc. that will enable Sunoco R&M to build and operate retail gasoline outlets on sites at selected existing and future Wal-Mart locations in nine Eastern states. Sunoco R&M expects to commence building 20 to 40 of these facilities during the initial year of the agreement and up to 100 new sites per year during the next four to five years at an estimated cost of $50 to $80 million per year depending on configuration and store size. In addition to gasoline, these sites will offer customers a limited selection of convenience store merchandise. In conjunction with Wal-Mart, Sunoco R&M is developing a new brand that is planned for use at these facilities. This agreement will enable Sunoco R&M to market significantly more of its own gasoline production directly to the consumer and to take further advantage of our refined product pipelines and terminals in the region.

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

Inactive Assets

   At the closing of this offering, we will own approximately 367 miles of inactive trunk lines. Of those inactive trunk lines, approximately 217 miles are located in our Oklahoma pipeline system, approximately 117 miles are located in our West Texas pipeline system and approximately 32 miles are located in our Texas Gulf Coast and East Texas pipeline system. We are evaluating placing some of these pipelines back in service in the future either for the transportation of crude oil or as alternative service pipelines.

Pipeline, Terminalling, and Storage Assets Retained by Sunoco, Inc.

   At the closing of this offering, affiliates of Sunoco, Inc. will transfer to us most of the pipeline, terminalling, storage, and related assets that support Sunoco R&M's refinery operations. Sunoco, Inc. or its affiliates will retain the assets described below because they are either interests in crude oil pipelines that may not provide consistent revenues and cash flows or are inactive.

Assets That May Not Provide Consistent Revenues and Cash Flows

   . Mid-Valley Pipeline. A subsidiary of Sunoco, Inc. owns a 55% interest in the Mid-Valley Pipeline Company (a 50% voting interest), which owns and operates a 994-mile crude oil pipeline from Longview, Texas to Samaria, Michigan. For the twelve months ended September 30, 2001, Mid-Valley supplied 48% of the crude oil refined by Sunoco, Inc.'s Toledo, Ohio refinery. The Mid-Valley pipeline serves a number of refineries in the Midwest United States. Because of our concern that the closure of one or more of these refineries could result in a material decline in the revenues and cash flows of Mid-Valley, we have elected not to acquire Sunoco, Inc.'s interest in Mid-Valley. We believe that Mid-Valley could be converted to a refined product pipeline and we will continue to evaluate its future prospects.

   . West Texas Gulf Pipeline. A subsidiary of Sunoco, Inc. owns a 17% interest in West Texas Gulf Pipeline Company, which owns and operates a 581-mile crude oil pipeline from Colorado City, Texas and Nederland, Texas to Longview, Texas. West Texas Gulf supplies crude oil to Mid-Valley Pipeline. We have elected not to acquire Sunoco, Inc.'s interest in this pipeline for the reasons discussed above.

   . Mesa Pipeline. A subsidiary of Sunoco, Inc. owns an undivided 6% interest in the Mesa pipeline, an 80-mile crude oil pipeline from Midland, Texas to Colorado City. Mesa Pipeline connects to West Texas Gulf's pipeline, which supplies crude oil to Mid-Valley. We have elected not to acquire Sunoco, Inc.'s interest in this pipeline for the reasons discussed above.

   . Inland Pipeline.  A subsidiary of Sunoco, Inc. owns a 10% interest in
     Inland Corporation, which owns and operates a 611-mile refined products pipeline from Lima and Toledo, Ohio to Canton, Cleveland, Columbus, and Dayton, Ohio. This pipeline transports refined products for Sunoco R&M from its Toledo, Ohio refinery and for the other owners. The Inland pipeline is a private intrastate pipeline that is operated at cost by the shipper-owners and does not generate profits to its owners. As a result, it will not be included in the assets transferred to us.

   Sunoco, Inc. will grant us a ten-year option to purchase its interest in any of the preceding assets for fair market value at the time of purchase. Sunoco, Inc.'s interests in these assets are subject to agreements with the other interest owners that include, among other things, consent requirements and rights of first refusal that may be triggered upon certain transfers. The exercise of the option with respect to any of these assets will be subject to the terms and conditions of those agreements, which may or may not require consents or trigger rights of first refusal, depending on the facts and circumstances existing at the time of the option exercise. We have no current intention to purchase these assets.

Assets That Are Inactive

   . A subsidiary of Sunoco, Inc. owns an idled 370-mile, 6-inch refined product pipeline from Icedale, Pennsylvania to Cleveland, Ohio.

   . A subsidiary of Sunoco, Inc. owns various crude oil pipelines and gathering systems in Louisiana, Oklahoma, and Texas that are no longer used because of a lack of crude oil supply.

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

   . A subsidiary of Sunoco, Inc. owns various refined product pipelines in the Northeast and Midwest that are no longer used because they are no longer economical to operate. Most of these lines have been idle for several years.

   . A subsidiary of Sunoco, Inc. owns two inactive refined product terminals in Maryland and Pennsylvania. Sunoco, Inc. idled these terminals because they were not economical to operate.

   Sunoco, Inc. will grant us a ten-year option to purchase the pipeline from Icedale, Pennsylvania to Cleveland, Ohio for fair market value at the time of purchase. We have no current intention to purchase this pipeline.

   Both of the ten-year option agreements described above are contained in the omnibus agreement that we will enter into with Sunoco, Inc., Sunoco R&M and our general partner. In accordance with this agreement, if we decide to exercise our option to purchase any of the assets described above, we must provide written notice to Sunoco, Inc. setting forth the fair market value we propose to pay for the asset. If Sunoco, Inc. does not agree with our proposed fair market value, we and Sunoco, Inc. will appoint a mutually agreed-upon, nationally recognized investment banking firm to determine the fair market value of the asset. Once the investment bank submits its valuation of the asset, we will have the right, but not the obligation, to purchase the asset at the price determined by the investment bank.

Rate Regulation

   General Interstate Regulation. Our interstate common carrier pipeline operations are subject to rate regulation by the FERC under the Interstate Commerce Act. The Interstate Commerce Act requires that tariff rates for oil pipelines, a category that includes crude oil, petroleum products, and petrochemical pipelines (crude oil, petroleum product, and petrochemical pipelines are referred to collectively as "petroleum pipelines" in this prospectus), be just and reasonable and non-discriminatory. The Interstate Commerce Act permits challenges to proposed new or changed rates by protest, and challenges to rates that are already on file and in effect by complaint. Upon the appropriate showing, a successful complainant may obtain damages or reparations for generally up to two years prior to the filing of a complaint.

   The FERC is authorized to suspend the effectiveness of a new or changed tariff rate for a period of up to seven months and to investigate the rate. The FERC may also permit a new or changed tariff rate to go into effect on at least one days' notice, subject to refund and investigation. If upon the completion of an investigation the FERC finds that the rate is unlawful, it may require the pipeline operator to refund to shippers, with interest, any difference between the rates the FERC determines to be lawful and the rates under investigation. The FERC will order the pipeline to change its rates prospectively to the lawful level. Interstate petroleum pipeline rates may be defended on the basis of the pipeline's cost of service, although, as discussed below, rates may also be justified based upon the FERC's indexing methodology, or deemed "grandfathered," under the Energy Policy Act. Settlement rates, which are rates that have been agreed to by all shippers, are permitted, and market-based rates may be permitted in certain circumstances.

   From 1906 until October 1, 1977, the Interstate Commerce Commission, rather than the FERC, was charged with exercising regulatory authority over petroleum pipeline rates. During the latter years of this period, the Interstate Commerce Commission determined pipeline rates on a "valuation" methodology under which pipeline rate base was calculated on "fair value" rather than on depreciated original cost. The valuation rate base approach was applied by the Interstate Commerce Commission until 1977, when its oversight authority for petroleum pipeline rates was transferred to the FERC. The FERC was then required by a federal court to reevaluate its petroleum pipeline ratemaking methods.

   In 1985, the FERC issued an opinion in a case involving Williams Pipe Line Co. (Opinion No. 154-B) which adopted the trended original cost methodology for determining the justness and reasonableness of petroleum pipeline tariff rates. The trended original cost methodology provides that in calculating a petroleum pipeline's rate base, after a starting rate base has been determined, the pipeline's rate base is to be:

   . increased by property additions at cost plus an amount equal to the equity portion of the rate base multiplied or "trended" by an inflation factor; and

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

   . decreased by property retirements and depreciation and amortization of the rate base write-ups reflecting inflation and amortization of the starting rate base write-up.

   The starting rate base must be determined for pipelines that previously were regulated under the Interstate Commerce Commission valuation methodology in order to provide a transition from the valuation methodology to the trended original cost methodology. For these pipelines, a portion of the starting rate base will continue to reflect reproduction costs in excess of the depreciated original cost of the pipeline's assets. The Williams opinion provides that the starting rate base is to be the sum of the following components:

   . the depreciated original cost of the carrier's property, multiplied by the ratio of debt to total capitalization;

   . the net depreciated reproduction cost based on the FERC reproduction cost rate base (as of 1983) derived under the Interstate Commerce Commission valuation methodology, multiplied by the ratio of equity to total capitalization; and

   . the original cost of land, the net book value of rights-of-way and allowed working capital.

   The difference between the starting rate base and the depreciated original cost rate base is referred to as the starting rate base write-up. This write-up is amortized over the useful life of the facilities. The Williams opinion expressly provides that the use of a starting rate base in excess of the original cost of the assets is subject to challenge by showing that the investors in the carrier had not relied on the Interstate Commerce Commission valuation rate base methodology. Some of our rates involve rate base components built or acquired prior to 1983, and, if our rates were challenged, defending these rates on a cost-of-service basis may require technical rate base calculations.

   Index-Based Rates and Other Subsequent Developments. In October 1992, Congress passed the Energy Policy Act of 1992. The Energy Policy Act deemed interstate petroleum pipeline rates in effect for the 365-day period ending on the date of enactment of the Energy Policy Act, or that were in effect on the 365th day preceding enactment and had not been subject to complaint, protest, or investigation during the 365-day period, to be just and reasonable under the Interstate Commerce Act. These rates are commonly referred to as "grandfathered rates." All of our interstate pipeline rates were deemed just and reasonable and therefore are grandfathered under the Energy Policy Act. The Energy Policy Act provides that the FERC may change grandfathered rates upon complaints only under the following limited circumstances:

   . a substantial change has occurred since enactment in either the economic circumstances or the nature of the services that were a basis for the rate;

   . the complainant was contractually barred from challenging the rate prior to enactment of the Energy Policy Act and filed the complaint within 30 days of the expiration of the contractual bar; or

   . a provision of the tariff is unduly discriminatory or preferential.

   The Energy Policy Act further required the FERC to issue rules establishing a simplified and generally applicable ratemaking methodology for interstate petroleum pipelines and to streamline procedures in petroleum pipeline proceedings. On October 22, 1993, the FERC responded to the Energy Policy Act directive by issuing Order No. 561, which adopts a new indexing rate methodology for interstate petroleum pipelines. Under the resulting regulations, effective January 1, 1995, petroleum pipelines are able to change their rates within prescribed ceiling levels that are tied to changes in the Producer Price Index for Finished Goods, minus one percent. Rate increases made under the index will be subject to protest, but the scope of the protest proceeding will be limited to an inquiry into whether the portion of the rate increase resulting from application of the index is substantially in excess of the pipeline's increase in costs. The indexing methodology is applicable to any existing rate, whether grandfathered or whether established after enactment of the Energy Policy Act.

   In Order No. 561, the FERC said that as a general rule pipelines must utilize the indexing methodology to change their rates. Indexing includes the requirement that, in any year in which the index is negative, pipelines must file to lower their rates if they would otherwise be above the reduced ceiling. However, the pipeline is not required to reduce its rates below the level deemed just and reasonable under the Energy Policy Act. The FERC further indicated in Order No. 561, however, that it is retaining cost-of-service ratemaking, market-based rates, and settlement rates as alternatives to the indexing approach. A pipeline can follow a cost-of-service approach when seeking to increase its rates above index levels (or when seeking to avoid lowering rates to index levels) provided that the pipeline can establish that there is a substantial divergence between the actual costs experienced by the pipeline and the rate resulting from application of the index. A pipeline can charge market-based rates if it establishes that it lacks significant market power in the affected markets. In addition, a pipeline can establish rates under settlement if agreed upon by all current shippers. As specified in Order 561 and subsequent decisions, a pipeline can seek to establish initial rates for new services through a cost-of-service showing, by establishing that it lacks significant market power in the affected markets, or through an agreement between the pipeline and at least one shipper not affiliated with the pipeline who intends to use the new service.

   The Court of Appeals for the District of Columbia Circuit affirmed Order No. 561, concluding that the general indexing methodology, along with the limited exceptions to indexed rates, reasonably balances the FERC's dual responsibilities of ensuring just and reasonable rates and streamlining ratemaking through generally applicable procedures. The FERC indicated in Order No. 561 that it would assess in 2000 how the rate-indexing method was operating. The FERC issued a Notice of Inquiry on July 27, 2000 seeking comments on whether to retain or to change the existing index. On December 14, 2000, the FERC issued an order concluding the initial review of the petroleum pipeline pricing index. In this order, the FERC found that the existing index has closely approximated the actual cost changes in the petroleum pipeline industry and that use of the rate index continues to satisfy the mandates of the Energy Policy Act. The Association of Oil Pipe Lines has petitioned for judicial review of that decision, arguing that the annual adjustment should be based on the full producer price index, without the one percentage point deduction. That petition is currently pending before the U.S. Court of Appeals for the District of Columbia Circuit. The next review of the FERC index is scheduled for July 2005.

   Another development affecting petroleum pipeline ratemaking arose in Opinion No. 397, involving a partnership operating a crude oil pipeline. In Opinion No. 397, the FERC concluded that there should not be a corporate income tax allowance built into a petroleum pipeline's rates for income attributable to noncorporate partners because those partners, unlike corporate partners, do not pay a corporate income tax on partnership distributions. Opinion No. 397 was affirmed by the FERC on rehearing in May 1996. The parties subsequently settled the case, so no judicial review of the tax ruling took place.

   A current proceeding, however, is pending at the FERC that could result in changes to the FERC's income tax method announced in Opinion No. 397 as well as to other elements of the FERC's rate methods for petroleum pipelines. This proceeding involves another publicly traded limited partnership engaged in petroleum products pipeline transportation. More specifically, on January 13, 1999, the FERC issued Opinion No. 435 in this proceeding, which, among other things, affirmed Opinion No. 397's determination that there should not be a corporate income tax allowance built into a petroleum pipeline's rates for income attributable to noncorporate partners. Requests for rehearing of Opinion No. 435 were filed with the FERC on the tax issue and on other aspects of the FERC's crude oil pipeline ratemaking methodology. Petitions for review of Opinion No. 435 are before the Court of Appeals for the District of Columbia Circuit. On May 17, 2000, the FERC issued Opinion No. 435-A which, with respect to the substance of the income tax allowance issue, denied rehearing requests. Petitions for review of Opinion No. 435-A are before the Court of Appeals for the District of Columbia. Petitions for rehearing of Opinion No. 435-A were decided by the FERC in Opinion 435-B, issued on September 13, 2001. That decision further defined the scope of the income tax allowance for publicly traded limited partnerships, and resolved a number of other cost of service issues as well. Two parties sought rehearing of Opinion 435-B. On November 7, 2001, the FERC issued a decision that, among other things, further clarified the income tax allowance issue. We do not know if any party will seek rehearing of the November 7th decision; if so, those petitions would need to be resolved by the FERC before the Court of Appeals will consider the petitions for review of Opinions 435, 435-A and 435-B. We cannot assume that the ultimate outcome of the income tax allowance issue and other issues subject to judicial review will not adversely affect our pipeline rates.

   Market-Based Rates. In a proceeding involving Buckeye Pipeline Company, L.P., the FERC found that a petroleum pipeline able to demonstrate a lack of market power may be allowed a lighter standard of regulation than that imposed by the trended original cost methodology. In such a case, the pipeline company has the opportunity to establish that it faces sufficient competition to justify relief from the strict application of the cost-based principles. In Buckeye, the FERC determined, based on the existing level of market concentration in the pipeline's market areas, that Buckeye exercised significant market power in only five of its 21 market areas and therefore was entitled to charge market-based rates in the other 16 market areas. The opportunity to charge market-based rates means that the pipeline may charge what the market will bear. Order No. 572, a companion order to Order No. 561, was issued by the FERC on October 25, 1994 and established procedural rules governing petroleum pipelines' applications for a finding that the pipeline lacks significant market power in the relevant market.

   Settlement Rates. In Order No. 561, the FERC specifically held that it would also permit changes in rates that are the product of unanimous agreement between the pipeline and all the shippers using the service to which the rate applies. The rationale behind allowing this type of rate change is to further the FERC's policy of favoring settlements among parties and to lessen the regulatory burdens on all concerned. The FERC, however, will also entertain a challenge to settlement rates, in response to a protest or a complaint that alleges the same circumstances required to challenge an indexed rate. An example of this type of challenge is that there is a discrepancy between the rate and the pipeline's cost of service that is so substantial as to render the settlement (or indexed) rate unjust and unreasonable.

   Intrastate Regulation. Some of our pipeline operations are subject to regulation by the Texas Railroad Commission, the Pennsylvania Public Utility Commission, the Ohio Public Utility Commission, and the Oklahoma Corporation Commission. The applicable state statutes require that pipeline rates be non-discriminatory and provide no more than a fair return on the aggregate value of the pipeline property used to render services. State commissions have generally not been aggressive in regulating common carrier pipelines and have generally not investigated the rates or practices of petroleum pipelines in the absence of shipper complaints. Complaints to state agencies have been infrequent and are usually resolved informally. Although we cannot assure you that our intrastate rates would ultimately be upheld if challenged, we believe that, given this history, the tariffs now in effect are not likely to be challenged or, if challenged, are not likely to be ordered to be reduced.

   Our Pipelines. The FERC generally has not investigated interstate rates on its own initiative when those rates, like ours, have not been the subject of a protest or a complaint by a shipper. In addition, as discussed above, intrastate pipelines generally are subject to "light-handed" regulation by state commissions and we do not believe the intrastate tariffs now in effect are likely to be challenged. However, the FERC or a state regulatory commission could investigate our rates at the urging of a third party if the third party is either a current shipper or is able to show that it has a substantial economic interest in our tariff rate level. If an interstate rate were challenged, we would defend that rate as grandfathered under the Energy Policy Act. As that Act applies to our rates, a person challenging a grandfathered rate must, as a threshold matter, establish a substantial change since the date of enactment of the Act, in either the economic circumstances or the nature of the service that formed the basis for the rate. A complainant might assert that the creation of the partnership itself constitutes such a change, an argument that has not previously been specifically addressed by the FERC and to which we believe there are valid defenses. If the FERC were to find a substantial change in circumstances, then the existing rates could be subject to detailed review. We believe that most such rates can be supported on a cost of service basis, even recognizing the reduction in our income tax allowance that is likely to result from our conversion from a corporation to a partnership. Although there are some rates that might not be defensible on that basis, we believe that all of those rates involve movements as to which (1) Sunoco R&M is the only shipper, (2) the partnership has a reasonable basis to assert that it lacks significant market power and therefore is entitled to market based rates, or
(3) the revenue amounts involved do not materially affect our performance.

   If the FERC investigated our rate levels, it could inquire into our costs, including:

   . the overall cost of service, including operating costs and overhead;

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   . the allocation of overhead and other administrative and general expenses to the rate;

   . the appropriate capital structure to be utilized in calculating rates;

   . the appropriate rate of return on equity;

   . the rate base, including the proper starting rate base;

   . the throughput underlying the rate; and

   . the proper allowance for federal and state income taxes.

   We do not believe that it is likely that there will be a challenge to our rates by a current shipper that would materially affect our revenues or cash flows. Sunoco R&M and its subsidiaries are the only current shippers in many of our pipelines. Sunoco R&M has agreed not to challenge, or to cause others to challenge or assist others in challenging, our tariff rates for the term of the pipelines and terminals storage and throughput agreement.

   Because most of our pipelines are common carrier pipelines, we may be required to accept new shippers who wish to transport in our pipelines. It is possible that any new shippers, current shippers, or other interested parties, may decide to challenge our tariff rates. If any rate challenge or challenges were successful, cash available for distribution could be materially reduced.

Environmental Regulation

General

   Our operation of pipelines, terminals, and associated facilities in connection with the storage and transportation of refined products, crude oil, and other liquid hydrocarbons are subject to stringent and complex federal, state, and local laws and regulations governing the discharge of materials into the environment, or otherwise relating to the protection of the environment. As with the industry generally, compliance with existing and anticipated laws and regulations increases our overall cost of business, including our capital costs to construct, maintain, and upgrade equipment and facilities. While these laws and regulations affect our maintenance capital expenditures and net income, we believe that they do not affect our competitive position in that the operations of our competitors are similarly affected. We believe that our operations are in substantial compliance with applicable environmental laws and regulations. However, these laws and regulations are subject to frequent change by regulatory authorities, and we are unable to predict the ongoing cost to us of complying with these laws and regulations or the future impact of these laws and regulations on our operations. Violation of environmental laws, regulations, and permits can result in the imposition of significant administrative, civil and criminal penalties, injunctions, and construction bans or delays. A discharge of hydrocarbons or hazardous substances into the environment could, to the extent the event is not insured, subject us to substantial expense, including both the cost to comply with applicable laws and regulations and claims made by neighboring landowners and other third parties for personal injury and property damage.

   Under the terms of our omnibus agreement with Sunoco, Inc., and in connection with the contribution of our assets by affiliates of Sunoco, Inc., Sunoco, Inc. has agreed to indemnify us for 30 years from environmental and toxic tort liabilities related to the assets transferred to us that arise from the operation of such assets prior to closing. Sunoco, Inc. will be obligated to indemnify us for 100% of all such losses asserted within the first 21 years of closing. Sunoco, Inc.'s share of liability for claims asserted thereafter will decrease by 10% a year. For example, for a claim asserted during the twenty-third year after closing, Sunoco, Inc. would be required to indemnify us for 80% of our loss. There is no monetary cap on the amount of indemnity coverage provided by Sunoco, Inc. Any remediation liabilities not covered by this indemnity will be our responsibility. Total future costs for environmental remediation activities will depend upon, among other things, the identification of any additional sites, the determination of the extent of the contamination at each site, the timing and nature of required remedial actions, the technology available and needed to meet the various existing legal requirements,

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the nature and extent of future environmental laws, inflation rates, and the determination of our liability at multi-party sites, if any, in light of the number, participation levels, and financial viability of other parties. We have agreed to indemnify Sunoco, Inc. and its affiliates for events and conditions associated with the operation of our assets that occur on or after the closing of this offering and for environmental and toxic tort liabilities related to our assets to the extent Sunoco, Inc. is not required to indemnify us.

Air Emissions

   Our operations are subject to the Clean Air Act and comparable state and local statutes. Amendments to the Clean Air Act enacted in late 1990 as well as recent or soon to be adopted changes to state implementation plans for controlling air emissions in regional, non-attainment areas require or will require most industrial operations in the United States to incur capital expenditures in order to meet air emission control standards developed by the Environmental Protection Agency and state environmental agencies. As a result of these amendments, our facilities that emit volatile organic compounds or nitrogen oxides are subject to increasingly stringent regulations, including requirements that some sources install maximum or reasonably available control technology. In addition, the 1990 Clean Air Act Amendments established a new operating permit for major sources, which applies to some of our facilities. We will be required to incur certain capital expenditures in the next several years for air pollution control equipment in connection with maintaining or obtaining permits and approvals addressing air emission related issues. Although we can give no assurances, we believe implementation of the 1990 Clean Air Act Amendments will not have a material adverse effect on our financial condition or results of operations.

   Our customers are also subject to, and affected by, environmental regulations. Since the late 1990s, the EPA has undertaken significant enforcement initiatives under authority of the Clean Air Act's New Source Review and Prevention of Significant Deterioration, or NSR/PSD, program in an effort to further reduce annual emissions of volatile organic compounds, nitrogen oxides, sulfur dioxide, and particulate matter. These enforcement initiatives have been targeted at industries that have large manufacturing facilities and that are significant sources of emissions, such as refining, paper and pulp, and electric power generating industries. The basic premise of the enforcement initiative is the EPA's assertion that many of these industrial establishments have modified or expanded their operations over time without complying with NSR/PSD regulations adopted by the EPA that require permits and new emission controls in connection with any significant facility modifications or expansions that can result in emissions increases above certain thresholds. Where the EPA finds that a company or facility has modified or expanded its operations without complying with the requirements of the NSR/PSD program, it may bring an enforcement action against the company or facility to require installation of the emissions controls that the agency deems necessary, and it may also seek to impose fines and penalties for failure to comply with NSR/PSD requirements.

   As part of this on-going NSR/PSD enforcement initiative, the EPA has entered into consent agreements with several refiners that require the refiners to make significant capital expenditures to install emissions control equipment at selected facilities. In certain instances, these additional controls would be required to comply with other provisions of the Clean Air Act or other federal or state regulations at a later date, but the effect of these consent agreements is to require the installation of air emission controls earlier than they might otherwise be required. The cost of the required emissions control equipment can be significant, depending on the size, age, and configuration of the refinery. Sunoco R&M received information requests from the EPA relating to capital projects that have taken place at Sunoco R&M's refineries since 1980. Pursuant to the NSR/PSD enforcement initiative, on December 20, 2001, Sunoco R&M received notices of violation from the EPA relating to its Marcus Hook, Philadelphia, and Toledo refineries. Although Sunoco R&M believes that it has not violated the related Clean Air Act requirements, it is currently evaluating the notices of violation for all three refineries to determine how it will respond. In resolving these notices of violation, Sunoco R&M could be required to make significant capital expenditures, operate these refineries at reduced levels, and pay significant penalties. If Sunoco R&M determines it is uneconomical to operate its refineries under such conditions and as a result shuts down or reconfigures all or a portion of one of more of its refineries, its obligations under the pipelines and terminals storage and throughput agreement would be reduced, which would reduce our ability to make distributions to our unitholders.

   Under the Clean Air Act, the EPA and state agencies acting with authority delegated by the EPA have announced new rules or the intent to strengthen existing rules affecting the composition of motor vehicle fuels

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and automobile emissions. The EPA's Gasoline Sulfur Control Requirements require that the sulfur content of motor vehicle gasoline be reduced to 80 parts per million and the corporate average sulfur content be reduced to 30 parts per million by 2006. Likewise, the EPA's Diesel Fuel Sulfur Control Requirements require that the sulfur content of diesel fuel be reduced to 15 parts per million by 2006. The rules include banking and trading credit systems, which could provide refiners flexibility until 2006 for the low-sulfur gasoline and until 2010 for the low-sulfur diesel. These rules are expected to have a significant impact on Sunoco R&M and its operations primarily with respect to the capital and operating expenditures at the Philadelphia, Marcus Hook, and Toledo refineries. Most of the capital spending is likely to occur in the 2002-2006 period, while the higher operating costs will be incurred when the low-sulfur fuels are produced. Sunoco R&M estimates that the total capital outlays to comply with the new gasoline and diesel requirements will be in the range of $300-$400 million. The ultimate impact of the rules may be affected by such factors as technology selection, the effectiveness of the banking and trading credit systems, production mix, timing uncertainties created by permitting requirements and construction schedules, and any effect on prices created by changes in the level of gasoline and diesel fuel production.

   The EPA is also reportedly considering limiting the levels of benzene and other toxic substances in gasoline as well as banning methyl tertiary-butyl ether, also known as MTBE, in gasoline, which may require the use of other chemical additives to serve as oxygenates instead of MTBE. Legal mandates to use alternative fuels may also have a direct and potentially adverse impact on our revenues. For example, under the Energy Policy Act of 1992, 75% of new vehicles purchased by certain federal and state government fleets must use alternative fuels and New York has adopted standards requiring that by the year 2003, 10% of fleets delivered be zero-emissions vehicles; and under the Clean Air Act, 50% to 70% (depending on vehicle weight) of new vehicles in clean air non-attainment areas purchased by certain federal, state, municipal, and private fleets must use some type of alternative fuels beginning in 2001. Also, some states and local governments, including, for example, Texas, have adopted "boutique" fuel standards to comply with clean air requirements. "Boutique" fuels pose distribution problems because refiners must produce different blends for different communities.

   During 2001, the EPA issued its final rule addressing emissions of toxic air pollutants from mobile sources (the Mobile Source Air Toxics ("MSAT") Rule). The rule is currently being challenged by certain environmental organizations and a number of states, and by a member of the petroleum industry. It requires refiners to produce gasoline that maintains their average 1998-2000 gasoline toxic emission performance level. If the rule survives the challenges and if MTBE is banned, it could result in additional expenditures by Sunoco R&M or reductions in its reformulated gasoline production levels.

   It is uncertain what Sunoco, Inc. or Sunoco R&M's responses to these emerging issues will be. We cannot assure you that those responses will not reduce Sunoco R&M's obligations under the pipelines and terminals storage and throughput agreement, thereby reducing the throughput in our pipelines, our cash flow, and our ability to make distributions to you.

Hazardous Substances and Waste

   To a large extent, the environmental laws and regulations affecting our operations relate to the release of hazardous substances or solid wastes into soils, groundwater, and surface water, and include measures to control pollution of the environment. These laws generally regulate the generation, storage, treatment, transportation, and disposal of solid and hazardous waste. They also require corrective action, including the investigation and remediation, of certain units at a facility where such waste may have been released or disposed. For instance, the Comprehensive Environmental Response, Compensation, and Liability Act, referred to as CERCLA and also known as Superfund, and comparable state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons that contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of the site where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site. Under CERCLA, these persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources, and for the costs of certain health studies. CERCLA also authorizes the EPA and, in some instances, third parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they

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incur. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment. In the course of our ordinary operations, we may generate waste that falls within CERCLA's definition of a "hazardous substance" and, as a result, may be jointly and severally liable under CERCLA for all or part of the costs required to clean up sites at which these hazardous substances have been released into the environment. We are currently identified as a potentially responsible party ("PRP") at two sites in Michigan by the Michigan Department of Natural
Resources and at one site in New York by the EPA in connection with alleged past transport of petroleum product wastes to, and subsequent release of such wastes at, these sites. We believe that any costs incurred by us in connection with remedial action at these sites will not have a material adverse impact on our operations. In addition, while we are not identified as a PRP at the Higgins Farm Superfund site in Somerset County, New Jersey, a PRP-defendant group has filed a suit against us, seeking contribution for remediation costs in connection with an ongoing cleanup of that site. We believe this cost recovery suit to be without merit and are vigorously contesting this matter. Costs for these remedial actions, if any as well as any related claims are all covered by an indemnity from Sunoco, Inc. For more information, please read "--Environmental Remediation."

   We also generate solid wastes, including hazardous wastes, that are subject to the requirements of the federal Resource Conservation and Recovery Act, referred to as RCRA, and comparable state statutes. From time to time, the EPA considers the adoption of stricter disposal standards for non-hazardous wastes, including crude oil and gas wastes. We are not currently required to comply with a substantial portion of the RCRA requirements because our operations generate minimal quantities of hazardous wastes. However, it is possible that additional wastes, which could include wastes currently generated during operations, will in the future be designated as "hazardous wastes." Hazardous wastes are subject to more rigorous and costly disposal requirements than are non-hazardous wastes. Any changes in the regulations could have a material adverse effect on our maintenance capital expenditures and operating expenses.

   We currently own or lease, and our predecessor has in the past owned or leased, properties where hydrocarbons are being or have been handled for many years. Although we have utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons or other waste may have been disposed of or released on or under the properties owned or leased by us or on or under other locations where these wastes have been taken for disposal. In addition, many of these properties have been operated by third parties whose treatment and disposal or release of hydrocarbons or other wastes was not under our control. These properties and wastes disposed thereon may be subject to CERCLA, RCRA, and analogous state laws. Under these laws, we could be required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators), to clean up contaminated property (including contaminated groundwater), or to perform remedial operations to prevent future contamination.

   We are currently involved in remediation activities at numerous sites, which involve significant expense. These remediation activities are all covered by an indemnity from Sunoco, Inc. For more information, please read "--Environmental Remediation."

Water

   Our operations can result in the discharge of pollutants, including crude oil. The Oil Pollution Act was enacted in 1990 and amends provisions of the Water Pollution Control Act of 1972 and other statutes as they pertain to prevention and response to oil spills. The Oil Pollution Act subjects owners of covered facilities to strict, joint, and potentially unlimited liability for removal costs and other consequences of an oil spill, where the spill is into navigable waters, along shorelines or in the exclusive economic zone of the United States. In the event of an oil spill into navigable waters, substantial liabilities could be imposed upon us. States in which we operate have also enacted similar laws. Regulations are currently being developed under the Oil Pollution Act and state laws that may also impose additional regulatory burdens on our operations. Spill prevention control and countermeasure requirements of federal laws and some state laws require diking and similar structures to help prevent contamination of navigable waters in the event of an oil overflow, rupture, or leak. We are in substantial

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compliance with these laws. Additionally, the Office of Pipeline Safety of the
DOT has approved our oil spill emergency response plans.

   The Water Pollution Control Act of 1972 imposes restrictions and strict controls regarding the discharge of pollutants into navigable waters. Permits must be obtained to discharge pollutants into state and federal waters. The Water Pollution Control Act of 1972 imposes substantial potential liability for the costs of removal, remediation, and damages. In addition, some states maintain groundwater protection programs that require permits for discharges or operations that may impact groundwater conditions. We believe that compliance with existing permits and compliance with foreseeable new permit requirements will not have a material adverse effect on our financial condition or results of operations.

Employee Safety

   We are subject to the requirements of the Occupational Safety and Health Act, referred to as OSHA, and comparable state statutes that regulate the protection of the health and safety of workers. In addition, the OSHA hazard communication standard requires that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state, and local government authorities and citizens. We believe that our operations are in substantial compliance with the OSHA requirements, including general industry standards, record keeping requirements, and monitoring of occupational exposure to regulated substances.

Endangered Species Act

   The Endangered Species Act restricts activities that may affect endangered species or their habitats. While some of our facilities are in areas that may be designated as habitat for endangered species, we believe that we are in substantial compliance with the Endangered Species Act. However, the discovery of previously unidentified endangered species could cause us to incur additional costs or become subject to operating restrictions or bans in the affected area.

Hazardous Materials Transportation Requirements

   The DOT regulations affecting pipeline safety require pipeline operators to implement measures designed to reduce the environmental impact of crude oil discharge from onshore crude oil pipelines. These regulations require operators to maintain comprehensive spill response plans, including extensive spill response training for pipeline personnel. In addition, the DOT regulations contain detailed specifications for pipeline operation and maintenance. We believe our operations are in substantial compliance with these regulations. The DOT has recently adopted a pipeline integrity management rule. We have analyzed the impact of this rule and, based on historical integrity tests conducted since 1989, have estimated that compliance with this rule will cost us approximately $8.0 million a year for five years, for a total of $40.0 million for all pipelines in our Eastern and Western Pipeline Systems that are subject to this rule. Sunoco, Inc. has agreed to indemnify us for costs in excess of $8.0 million per year, up to a maximum of $15.0 million over the next five years in connection with compliance with this DOT pipeline integrity management rule. Please read "Certain Relationships and Related Transactions--Omnibus Agreement."

Environmental Remediation

   Contamination resulting from spills of refined products and crude oil is not unusual within the petroleum pipeline industry. Historic spills along our pipelines, gathering systems, and terminals as a result of past operations have resulted in contamination of the environment, including soils and groundwater. Site conditions, including soils and groundwater, are being evaluated at a number of our properties where operations may have resulted in releases of hydrocarbons and other wastes.

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   Moreover, potentially significant assessment, monitoring, and remediation programs are being performed at some 19 sites in Michigan, New Jersey, New York, Ohio, and Pennsylvania. These 19 sites include eight terminals and two tank farms owned by us (River Rouge and Owosso Terminals in Michigan; Newark Terminal in New Jersey; Dayton Terminal in Ohio; and Belmont, Kingston, Montello, and Pittsburgh Terminals and Darby Creek Tank Farm and Marcus Hook Tank Farm in Pennsylvania) and nine third-party locations (in Camden County in New Jersey; in Livingston and Chemung Counties in New York; and in Chester, Delaware, Lancaster, Lebanon, and Luzerne Counties, in Pennsylvania) that were impacted by pipe line or pump station releases of crude oil or petroleum products. We estimate that the total aggregate cost of performing the currently anticipated assessment, monitoring and remediation at these 19 sites to be $8.8 million. This estimate assumes that we will be able to achieve regulatory closure at these sites between the years 2002 and 2010 by using common remedial and monitoring methods or associated engineering or institutional controls to demonstrate compliance with applicable cleanup standards. This estimate covers the costs of performing assessment, remediation, and/or monitoring of impacted soils, groundwater and surface water conditions, but does not include any costs for potential claims by others with respect to these sites. While we do not expect any such potential claims by others to be materially adverse to our operations, financial position, or cash flows, we cannot assure you that the actual remediation costs or associated remediation liabilities will not exceed this $8.8 million amount.

   With respect to the February 2000 pipeline release of crude oil into the John Heinz National Wildlife Refuge in Philadelphia, one of the 19 sites where potentially significant environmental liability exists, we have conducted remedial activities at the release area and have initiated restoration efforts in the area, including establishment of a new wetlands area. We expect the EPA to assess a penalty with respect to the February 2000 pipeline release which could exceed $100,000.

   Sunoco, Inc. has agreed to indemnify us from environmental and toxic tort liabilities related to the assets transferred to us to the extent such liabilities exist or arise from operation of these assets prior to closing and are asserted within 30 years after the closing of this offering. This indemnity will cover the costs associated with performance of the assessment, monitoring, and remediation programs, as well as any related claims and penalties, at the 19 sites referenced above. See "--Environmental Regulation--General."

   We may experience future releases of refined products or crude oil into the environment from our pipelines, gathering systems, and terminals, or discover historical releases that were previously unidentified or not assessed. While we maintain an extensive inspection and audit program designed, as applicable, to prevent and to detect and address these releases promptly, damages and liabilities incurred due to any future environmental releases from our assets nevertheless have the potential to substantially affect our business.

Title to Properties

   Substantially all of our pipelines are constructed on rights-of-way granted by the apparent record owners of the property and in some instances these rights-of-way are revocable at the election of the grantor. Several rights-of-way for our pipelines and other real property assets are shared with other pipelines and other assets owned by affiliates of Sunoco, Inc. and by third parties. In many instances, lands over which rights-of-way have been obtained are subject to prior liens that have not been subordinated to the right-of-way grants. We have obtained permits from public authorities to cross over or under, or to lay facilities in or along, watercourses, county roads, municipal streets, and state highways and, in some instances, these permits are revocable at the election of the grantor. We have also obtained permits from railroad companies to cross over or under lands or rights-of-way, many of which are also revocable at the grantor's election. In some cases, property for pipeline purposes was purchased in fee. In some states and under some circumstances, we have the right of eminent domain to acquire rights-of-way and lands necessary for our common carrier pipelines. The previous owners of the applicable pipelines may not have commenced or concluded eminent domain proceedings for some rights-of-way. We will commence or conclude such proceedings after the completion of this offering to the extent we deem necessary.

   Some of the leases, easements, rights-of-way, permits, and licenses that will be transferred to us will require the consent of the grantor to transfer these rights, which in some instances is a governmental entity. Our general

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partner believes that it has obtained or will obtain sufficient third-party consents, permits, and authorizations for the transfer of the assets necessary for us to operate our business in all material respects as described in this prospectus. With respect to any consents, permits, or authorizations that have not been obtained, our general partner believes that these consents, permits, or authorizations will be obtained after the closing of this offering, or that the failure to obtain these consents, permits, or authorizations will have no material adverse effect on the operation of our business.

   Our general partner believes that we have satisfactory title to all of our assets, or we are entitled to indemnification from Sunoco, Inc. under the omnibus agreement for title defects to the assets contributed to us and for failures to obtain certain consents and permits necessary to conduct our business that arise within ten years after the closing of this offering. Record title to some of our assets may continue to be held by affiliates of Sunoco, Inc. until we have made the appropriate filings in the jurisdictions in which such assets are located and obtained any consents and approvals that are not obtained prior to transfer. We will make these filings and obtain these consents upon completion of this offering. Although title to these properties is subject to encumbrances in some cases, such as customary interests generally retained in connection with acquisition of real property, liens that can be imposed in some jurisdictions for government-initiated action to clean up environmental contamination, liens for current taxes and other burdens, and easements, restrictions, and other encumbrances to which the underlying properties were subject at the time of acquisition by our predecessor or us, our general partner believes that none of these burdens should materially detract from the value of these properties or from our interest in these properties or should materially interfere with their use in the operation of our business.

Employees

   To carry out our operations, our general partner and its affiliates will employ approximately 1,170 people who will provide direct support to our operations. Approximately 620 of these employees are represented by labor unions or associations. Our general partner considers its employee relations to be good. Our partnership has no employees.

Legal Proceedings

   We will be a party to various legal actions that arise in the ordinary course of our business. Sunoco, Inc. has agreed to indemnify us for any losses we may suffer as a result of currently pending legal actions against our predecessors.

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                                  MANAGEMENT

Management of Sunoco Logistics Partners

   Sunoco Partners LLC, as our general partner, will manage our operations and activities on our behalf. Our general partner is not elected by our unitholders and will not be subject to re-election on a regular basis in the future. Unitholders will not directly or indirectly participate in our management or operation. Our general partner owes a fiduciary duty to our unitholders. Our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made specifically nonrecourse to it. Whenever possible, our general partner intends to incur indebtedness or other obligations that are nonrecourse.

   At least two members of the board of directors of our general partner will serve on a conflicts committee to review specific matters that the board believes may involve conflicts of interest. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers, or employees of its affiliates, and must meet the independence and experience standards to serve on an audit committee of a board of directors established by the New York Stock Exchange. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our general partner of any duties it may owe us or our unitholders. In addition, the members of the conflicts committee will also serve on an audit committee that will review our external financial reporting, recommend engagement of our independent auditors, and review procedures for internal auditing and the adequacy of our internal accounting controls. The members of the conflicts committee will also serve on the compensation committee, which will oversee compensation decisions for the officers of our general partner as well as the compensation plans described below.

   In compliance with the rules of the New York Stock Exchange, the members of the board of directors named below will appoint two independent members within three months of the listing of the common units on the New York Stock Exchange and one additional independent member within 12 months of that listing. The three newly appointed members will serve as the initial members of the audit and compensation committees.

   We are managed and operated by the directors and officers of Sunoco Partners LLC, our general partner. Most of our operational personnel will be employees of our general partner.

   The officers of Sunoco Partners LLC, other than Joseph P. Krott who is acting as our Comptroller on an interim basis, will spend substantially all of their time managing our business and affairs. Our non-executive directors will devote as much time as is necessary to prepare for and attend board of directors and committee meetings.

Directors and Executive Officers of Sunoco Partners LLC

   The following table shows information for the directors and executive officers of Sunoco Partners LLC. Executive officers and directors are elected for one-year terms.

Name                        Age        Position with the General Partner
----                        --- -----------------------------------------------
John G. Drosdick........... 58  Chairman and Director
Deborah M. Fretz........... 53  President, Chief Executive Officer and Director
Thomas W. Hofmann.......... 50  Director
Paul S. Broker............. 41  Vice President, Western Operations
James L. Fidler............ 54  Vice President, Business Development
David A. Justin............ 49  Vice President, Eastern Operations
Joseph P. Krott............ 38  Comptroller
Paul A. Mulholland......... 49  Treasurer
Colin A. Oerton............ 38  Vice President and Chief Financial Officer
Jeffrey W. Wagner.......... 44  General Counsel and Secretary

   Mr. Drosdick was elected Chairman of our Board of Directors in October 2001. He has been Chairman of the Board of Directors, President and Chief Executive Officer of Sunoco, Inc. since May 2000. Prior to that, he was a director, President and Chief Operating Officer of Sunoco, Inc. from December 1996 to May 2000. He was President and Chief Operating Officer of Ultramar Corporation from June 1992 to August 1996. Mr. Drosdick is also a director of Hercules Incorporated and Lincoln National Corp.

   Ms. Fretz was elected our President, Chief Executive Officer and a director in October 2001. Prior to assuming her positions with us, she was Senior Vice President, MidContinent Refining, Marketing and Logistics of Sunoco, Inc. from November 2000. Prior to that, she was Senior Vice President, Logistics of Sunoco, Inc. from August 1994 to November 2000 and also held the position of Senior Vice President, Lubricants of Sunoco, Inc. from January 1997 to November 2000. In addition, she has been President of Sun Pipe Line Company, a subsidiary of Sunoco, Inc., since October 1991. Ms. Fretz is also a director of GATX Corporation and Cooper Tire & Rubber Company.

   Mr. Hofmann was elected to our Board of Directors in October 2001. He has been Senior Vice President and Chief Financial Officer of Sunoco, Inc. since January 2002. Prior to that, he was Vice President and Chief Financial Officer of Sunoco, Inc. from July 1998 to January 2002. He was Comptroller of Sunoco, Inc. from July 1995 to July 1998.

   Mr. Broker was elected Vice President, Western Operations in November 2001. Prior to that, he had been Manager, Western Area Operations for Sun Pipe Line Company since September 2000. Mr. Broker served as an Area Superintendent of Eastern Area Operations for Sun Pipe Line Company from March 1997 through September 2000. From 1994 through March 1997, Mr. Broker was Manager of Operations Engineering, Eastern Area Operations.

   Mr. Fidler was elected Vice President, Business Development in November 2001. Mr. Fidler had been Vice President/General Manager of Sunoco Distribution Operations for the Sunoco Logistics and Lubricants business units of Sunoco, Inc. since 1995.

   Mr. Justin was elected Vice President, Eastern Operations in November 2001. From September 2000 to November 2001, Mr. Justin served as Manager, Eastern Area Operations for Sun Pipe Line Company. Prior to that, he had been Manager, Western Area Operations for Sun Pipe Line Company from 1998 through September 2000. Mr. Justin was Manager, Capital Projects/Engineering and Construction for Sun Pipe Line Company from 1996 through 1998.

   Mr. Krott was elected our Comptroller in October 2001. He has been Comptroller of Sunoco, Inc. since July 1998. Prior to that, from September 1997 to July 1998, he served as Director, Compensation, Benefits & HR Systems at Sunoco, Inc., and from July 1996 to September 1997 as Manager, Compensation & HR Systems of Sunoco, Inc.

   Mr. Mulholland was elected our Treasurer in January 2002. He has been Treasurer of Sunoco, Inc. since March 2000. Prior to that, from August 1997 through February 2000, he was Director, Corporate Finance for Sunoco, Inc. Previously he served as Manager of Finance, Mergers and Acquisitions for Sunoco, Inc. from August 1993 through July 1997.

   Mr. Oerton was elected Vice President and Chief Financial Officer in January 2002. Prior to that, from August 1996 to October 2001, he was Senior Vice President--Natural Resources Group for Lehman Brothers Holdings, Inc. Previously he served as Vice President--Corporate Finance for Barclays de Zoete Wedd Ltd. from 1990 through July 1996.

   Mr. Wagner was elected General Counsel and Secretary in November 2001. Prior to assuming his positions with us, Mr. Wagner had been Chief Counsel for Sun Pipe Line Company from 1990 to 2001.

Reimbursement of Expenses of the General Partner

   The general partner will not receive any management fee or other compensation for its management of Sunoco Logistics Partners. The general partner and its affiliates will be reimbursed for expenses incurred on our behalf. These expenses include the costs of employee, officer, and director compensation and benefits properly allocable to Sunoco Logistics Partners, and all other expenses necessary or appropriate to the conduct of the business of, and allocable to, Sunoco Logistics Partners. The partnership agreement provides that the general partner will determine the expenses that are allocable to Sunoco Logistics Partners in any reasonable manner determined by the general partner in its sole discretion. Please read "Certain Relationships and Related Transactions--Omnibus Agreement."

Executive Compensation

   Sunoco Logistics Partners and the general partner were formed in October 2001, but the general partner paid no compensation to its directors and officers with respect to the 2001 fiscal year. We have not accrued any obligations with respect to management incentive or retirement benefits for the directors and officers for the 2001 fiscal year. Officers and employees of the general partner may participate in employee benefit plans and arrangements sponsored by the general partner or its affiliates, including plans that may be established by the general partner or its affiliates in the future.

Compensation of Directors

   Officers or employees of the general partner who also serve as directors will not receive additional compensation. The general partner anticipates that each independent director will receive compensation for attending meetings of the board of directors as well as committee meetings. The amount of compensation to be paid to the independent directors has not yet been determined. In addition, each independent director will be reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director will be fully indemnified by us for actions associated with being a director to the extent permitted under Delaware law.

Long-Term Incentive Plan

   The general partner has adopted the Sunoco Partners LLC Long-Term Incentive Plan for employees and directors of the general partner and employees of its affiliates who perform services for us. The long-term incentive plan consists of two components: restricted units and unit options. The long-term incentive plan currently permits the grant of awards covering an aggregate of 1,250,000 units. The plan is administered by the compensation committee of the general partner's board of directors.

   The general partner's board of directors in its discretion may terminate or amend the long-term incentive plan at any time with respect to any units for which a grant has not yet been made. The general partner's board of directors also has the right to alter or amend the long-term incentive plan or any part of the plan from time to time, including increasing the number of units that may be granted subject to unitholder approval as required by the exchange upon which the common units are listed at that time. However, no change in any outstanding grant may be made that would materially impair the rights of the participant without the consent of the participant.

   Restricted Units. A restricted unit is a "phantom" unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit or, in the discretion of the compensation committee, cash equivalent to the value of a common unit. Shortly after the closing of this offering, we expect to grant an aggregate of approximately 125,000 restricted units to employees and directors of the general partner and employees of its affiliates who perform services for us. In the future, the compensation committee may determine to make additional grants under the plan to employees and directors containing such terms as the compensation committee shall determine under the plan. The compensation committee will determine the period over which restricted units granted to employees and directors will vest. The committee may base its determination upon the achievement of specified financial objectives. In addition, the restricted units will vest upon a change of control of Sunoco Logistics Partners, the general partner, or Sunoco, Inc.

   If a grantee's employment or membership on the board of directors terminates for any reason, the grantee's restricted units will be automatically forfeited unless, and to the extent, the compensation committee provides otherwise. Common units to be delivered upon the vesting of restricted units may be common units acquired by the general partner in the open market, common units already owned by the general partner, common units acquired by the general partner directly from us or any other person or any combination of the foregoing. The general partner will be entitled to reimbursement by us for the cost incurred in acquiring common units. If we issue new common units upon vesting of the restricted units, the total number of common units outstanding will increase. The compensation committee, in its discretion, may grant tandem distribution equivalent rights with respect to restricted units.

   We intend the issuance of the common units upon vesting of the restricted units under the plan to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation of the common units. Therefore, plan participants will not pay any consideration for the common units they receive, and we will receive no remuneration for the units.

   Unit Options. The long-term incentive plan currently permits the grant of options covering common units. In the future, the compensation committee may determine to make grants under the plan to employees and directors containing such terms as the committee shall determine. Unit options will have an exercise price that may not be less than the fair market value of the units on the date of grant. In general, unit options granted will become exercisable over a period determined by the compensation committee. In addition, the unit options will become exercisable upon a change in control of Sunoco Logistics Partners, the general partner, or Sunoco, Inc. or upon the achievement of specified financial objectives.

   Upon exercise of a unit option, the general partner will acquire common units in the open market or directly from us or any other person or use common units already owned by the general partner, or any combination of the foregoing. The general partner will be entitled to reimbursement by us for the difference between the cost incurred by the general partner in acquiring these common units and the proceeds received by the general partner from an optionee at the time of exercise. Thus, the cost of the unit options will be borne by us. If we issue new common units upon exercise of the unit options, the total number of common units outstanding will increase, and the general partner will pay us the proceeds it received from the optionee upon exercise of the unit option. The unit option plan has been designed to furnish additional compensation to employees and directors and to align their economic interests with those of common unitholders.

Management Incentive Plan

   The general partner has adopted the Sunoco Partners LLC Annual Incentive Compensation Plan. The management incentive plan is designed to enhance the performance of the general partner's key employees by rewarding them with cash awards for achieving annual financial and operational performance objectives. The compensation committee in its discretion may determine individual participants and payments, if any, for each fiscal year. The board of directors of the general partner may amend or change the management incentive plan at any time. We will reimburse the general partner for payments and costs incurred under the plan.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

   The following table sets forth the beneficial ownership of units of Sunoco Logistics Partners that will be issued upon the consummation of this offering and the related transactions and held by beneficial owners of 5% or more of the units, by directors of Sunoco Partners LLC (our general partner), by each named executive officer and by all directors and officers of Sunoco Partners LLC as a group. Sunoco Partners LLC is owned by Sun Pipe Line Company of Delaware, Sunoco Texas Pipe Line Company, Sunoco R&M, Atlantic Petroleum Corporation, and Atlantic Refining & Marketing Corp., each of which is a direct or indirect wholly owned subsidiary of Sunoco, Inc.

                                                          Percentage of              Percentage of Percentage of
                                             Common          Common     Subordinated Subordinated   Total Units
                                          Units to be      Units to be  Units to be   Units to be      to be
                Name of                   Beneficially    Beneficially  Beneficially Beneficially  Beneficially
            Beneficial Owner                 Owned            Owned        Owned         Owned         Owned
            ----------------              ------------    ------------- ------------ ------------- -------------
Sunoco Partners LLC/(1)/.................    6,383,639        56.1%      11,383,639      100.0%        78.0%
John G. Drosdick.........................     20,000/(2)/        *                0          0           *
Deborah M. Fretz.........................      1,500/(2)/        *                0          0           *
Thomas W. Hofmann........................      2,500/(2)/        *                0          0           *
Paul S. Broker...........................        500/(2)/        *                0          0           *
James L. Fidler..........................      1,100/(2)/        *                0          0           *
David A. Justin..........................      1,000/(2)/        *                0          0           *
Joseph P. Krott..........................      2,000/(2)/        *                0          0           *
Paul A. Mulholland.......................      2,000/(2)/        *                0          0           *
Colin A. Oerton..........................      5,000/(2)/        *                0          0           *
Jeffrey W. Wagner........................      1,000/(2)/        *                0          0           *
All directors and executive officers as a
  group (10 persons).....................     36,600/(2)/        *                0          0           *

--------
 * Less than 0.5%.
(1)Sunoco, Inc. is the ultimate parent company of Sunoco Partners LLC and may, therefore, be deemed to beneficially own the units held by Sunoco Partners LLC.
(2)Represents common units expected to be purchased in the directed unit program.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

   After this offering, the general partner will own 6,383,639 common units and 11,383,639 subordinated units representing a 76.5% limited partner interest in us. In addition, the general partner will own a 2% general partner interest in us. The general partner's ability, as general partner, to manage and operate us and its ownership of a 76.5% limited partner interest in us effectively gives the general partner the ability to veto some actions of Sunoco Logistics Partners and to control the management of Sunoco Logistics Partners.

Distributions and Payments to the General Partner and Its Affiliates

   The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation, and liquidation of Sunoco Logistics Partners. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm's-length negotiations.

                                Formation Stage

The consideration received
  by our general partner and
  its affiliates for the
  contribution of the assets
  and liabilities of Sunoco
  Logistics (Predecessor)...  .  5,633,639 common units;

                              .  11,383,639 subordinated units;

                              .  2% general partner interest in Sunoco
                                Logistics Partners;

                              .  the incentive distribution rights; and

                              .  approximately $245.3 million from the proceeds
                                of the issuance of  the senior notes.

Additional units to be
  purchased by our general
  partner...................  .  750,000 common units

                               Operational Stage

Distributions of available
  cash to our general
  partner...................  We will generally make cash distributions 98% to the unitholders, including our general partner, as holder of an aggregate of 6,383,639 common units and all of the subordinated units, and 2% to the general partner. In addition, if distributions exceed the minimum quarterly distribution and other higher target levels, our general partner will be entitled to increasing percentages of the distributions, up to 50% of the distributions above the highest target level.

                              Assuming we have sufficient available cash to pay the full minimum quarterly distribution on all of our outstanding units for four quarters, our general partner would receive an annual distribution of approximately $0.8 million on its 2% general partner interest and $32.0 million on its common units and subordinated units.

Payments to our general
  partner and its
  affiliates................  We will pay Sunoco, Inc. or its affiliates an administrative fee, initially $8.0 million per year, for the provision of various general and administrative services for our benefit. In addition, the general partner will be entitled to reimbursement for all expenses it incurs on our behalf, including other general and administrative expenses. These reimbursable expenses include the salaries and the cost of employee benefits of employees of the general partner who provide services to us. Please read "--Omnibus Agreement." Our general partner has sole discretion in determining the amount of these expenses.

Withdrawal or removal of our
  general partner...........  If our general partner withdraws or is removed, its general partner interest and its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read "The Partnership Agreement--Withdrawal or Removal of the General Partner."

                               Liquidation Stage

Liquidation.................  Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their particular capital account balances.

Agreements Governing the Transactions

   We and other parties have entered into or will enter into the various documents and agreements that will effect transactions, including the vesting of assets in, and the assumption of liabilities by, us and our subsidiaries, and the application of the proceeds of this offering. These agreements will not be the result of arm's-length negotiations, and they, or any of the transactions that they provide for, may be effected on terms at least as favorable to the parties to these agreements as they could have been obtained from unaffiliated third parties. All of the transaction expenses incurred in connection with these transactions, including the expenses associated with vesting assets into our subsidiaries, will be paid from the proceeds of this offering. Our general partner has agreed that if, during the term of the pipelines and terminals storage and throughput agreement, we are required by the FERC to reduce any of our tariffs, our general partner will contribute an amount to us equal to the resulting shortfall in revenues from Sunoco R&M movements for the remaining term of the agreement.

Omnibus Agreement

   Upon the closing of this offering, we will enter into an omnibus agreement with Sunoco, Inc., Sunoco R&M, and our general partner that will address the following matters:

   . Sunoco R&M's obligation to reimburse us for specified operating expenses and capital expenditures or otherwise to complete certain tank maintenance and inspection projects;

   . our obligation to pay our general partner or Sunoco, Inc. an annual administrative fee, initially in the amount of $8.0 million, for the provision by Sunoco, Inc. of certain general and administrative services;

   . Sunoco, Inc.'s and its affiliates' agreement not to compete with us under certain circumstances;

   . our agreement to undertake to develop and construct or acquire an asset if requested by Sunoco, Inc.;

   . an indemnity by Sunoco, Inc. for certain environmental, toxic tort and other liabilities;

   . our obligation to indemnify Sunoco, Inc. and its affiliates for events and conditions associated with the operation of our assets that occur on or after the closing of this offering and for environmental and toxic tort liabilities related to our assets to the extent Sunoco, Inc. is not required to indemnify us; and

   . our option to purchase certain pipeline, terminalling, and storage assets retained by Sunoco, Inc. or its affiliates.

Reimbursement of Expenses and Completion of Certain Projects by Sunoco, Inc.

   The omnibus agreement will require Sunoco R&M to:

   . reimburse us for any operating expenses and capital expenditures in excess of $8.0 million per year in each year from 2002 to 2006 that are made to comply with the DOT's pipeline integrity management rule, subject to a maximum aggregate reimbursement of $15.0 million over this five-year period;

   . complete, at its expense, certain tank maintenance and inspection projects currently in progress or expected to be completed at the Darby Creek Tank Farm within one year; and

   . reimburse us for up to $10.0 million of expenditures required at the Marcus Hook Tank Farm and the Darby Creek Tank Farm to maintain compliance with existing industry standards and regulatory requirements, including:

     --cathodic protection upgrades at these facilities;

     --raising tank farm pipelines above ground level at these facilities; and

--repairingor demolishing two riveted tanks at the Marcus Hook Tank Farm.

   We will reflect outlays for these programs as operating expenses or capital expenditures, as appropriate. Capital expenditures would be depreciated over their useful lives. The reimbursement by Sunoco R&M will be reflected as a capital contribution.

Payment of General and Administrative Services Fee

   In addition, under the omnibus agreement we will pay Sunoco, Inc. or our general partner an annual administrative fee, initially in the amount of $8.0 million, for the provision of various general and administrative services for our benefit. The contract provides that this amount may be increased in the second and third years following this offering by the lesser of 2.5% or the consumer price index for the applicable year. Our general partner, with the approval and consent of its conflict committee, will also have the right to agree to further increases in connection with expansions of our operations through the acquisition or construction of new assets or businesses. After this three-year period, our general partner will determine the general and administrative expenses that will be allocated to us. Please read "Risk Factors--Risks Inherent in an Investment in Us" and "Conflicts of Interest and Fiduciary Responsibilities--Conflicts of Interest--We will reimburse the general partner and its affiliates for expenses."

   The $8.0 million fee includes expenses incurred by Sunoco, Inc. and its affiliates to perform centralized corporate functions, such as legal, accounting, treasury, engineering, information technology, insurance, and other corporate services, including the administration of employee benefit plans. The fee does not include salaries of pipeline and terminal personnel or other employees of our general partner, including senior executives, or the cost of their employee benefits, such as 401(k), pension, and health insurance benefits. We will also reimburse Sunoco, Inc. and its affiliates for direct expenses they incur on our behalf. In addition, we anticipate incurring approximately $4.0 million of additional general and administrative costs, including costs relating to operating as a separate publicly held entity, such as costs for tax return preparation, annual and quarterly reports to unitholders, and investor relations and registrar and transfer agent fees, as well as incremental insurance costs.

Development or Acquisition of an Asset By Us

   The omnibus agreement will also contain a provision pursuant to which Sunoco, Inc. may at any time propose to us that we undertake a project to develop and construct or acquire an asset. If our general partner determines in its good faith judgment, with the concurrence of its conflicts committee, that the project, including the terms on which Sunoco, Inc. would agree to use such asset, will be beneficial on the whole to us and that proceeding with the project will not effectively preclude us from undertaking another project that will be more beneficial to us, we will be required to use commercially reasonable efforts to finance, develop, and construct or acquire the asset.

Noncompetition

   Sunoco, Inc. will agree, and will cause its affiliates to agree, for so long as Sunoco, Inc. controls the general partner, not to engage in, whether by acquisition or otherwise, the business of purchasing crude oil at the wellhead or operating crude oil pipelines or terminals, refined products pipelines or terminals, or LPG terminals in the continental United States. This restriction will not apply to:

   . any business operated by Sunoco, Inc. or any of its subsidiaries at the closing of this offering;

   . any logistics asset constructed by Sunoco, Inc. or any of its subsidiaries within a manufacturing or refining facility in connection with the operation of that facility;

   . any business that Sunoco, Inc. or any of its subsidiaries acquires or constructs that has a fair market value of less than $5.0 million; and

   . any business that Sunoco, Inc. or any of its subsidiaries acquires or constructs that has a fair market value of $5.0 million or more if we have been offered the opportunity to purchase the business for fair market value not later than six months after completion of such acquisition or construction, and we decline to do so with the concurrence of our conflicts committee.

   In addition, the limitations on the ability of Sunoco, Inc. and its affiliates to compete with us will terminate upon a change of control of Sunoco, Inc.

Options to Purchase Assets Retained by Sunoco, Inc.

   The omnibus agreement also contains the terms under which we have the options to purchase Sunoco, Inc.'s interests in Mid-Valley Pipeline Company, West Texas Gulf Pipeline Company, Mesa Pipeline and Inland Corporation, as well as the Icedale pipeline, as described under "Business--Pipeline, Terminalling, and Storage Assets Retained by Sunoco, Inc."

Indemnification

   Under the omnibus agreement, Sunoco, Inc. will indemnify us for 30 years after the closing of this offering against certain environmental and toxic tort liabilities associated with the operation of the assets and occurring before the closing date of this offering. This indemnity obligation will be reduced by 10% per year beginning with the 22nd year after the closing of this offering. We have agreed to indemnify Sunoco, Inc. and its affiliates for events and conditions associated with the operation of our assets that occur on or after the closing of this offering and for environmental and toxic tort liabilities related to our assets to the extent Sunoco, Inc. is not required to indemnify us. Please read "Business--Environmental Regulation--General."

   Sunoco, Inc. will also indemnify us for liabilities relating to:

   . the assets contributed to us, other than environmental and toxic tort liabilities, that arise out of the operation of the assets prior to the closing of this offering and that are asserted within ten years after the closing of this offering;

   . certain defects in title to the assets contributed to us and failure to obtain certain consents and permits necessary to conduct our business that arise within ten years after the closing of this offering;

   . legal actions currently pending against Sunoco, Inc. or its affiliates; and

   . events and conditions associated with any assets retained by Sunoco, Inc.
     or its affiliates.

Pipelines and Terminals Storage and Throughput Agreement

   Concurrently with the closing of this offering, we will enter into a pipelines and terminals storage and throughput agreement with Sunoco R&M as described under "Business--Our Relationship with Sunoco, Inc."

   Sunoco R&M's obligations under this agreement will not terminate if Sunoco, Inc. and its affiliates no longer own the general partner. This agreement may be assigned by Sunoco R&M only with the consent of our conflicts committee.

Other Agreements with Sunoco R&M and Sunoco, Inc.

   Under a 20-year lease agreement, Sunoco R&M will pay us $5.1 million in the first year to lease 58 miles of interrefinery pipelines between Sunoco R&M's Philadelphia and Marcus Hook refineries, escalating at 1.67% per year, for the next 19 years.

   Sunoco R&M will agree to purchase from us at market-based rates particular grades of crude oil that our crude oil acquisition and marketing business purchases for delivery to pipelines in: Longview, Trent, Tye, and Colorado City, Texas; Haynesville, Louisiana; Marysville and Lewiston, Michigan; and Tulsa, Oklahoma. The initial term of these agreements is two months. At Marysville and Lewiston, Michigan, we exchange Michigan sweet and Michigan sour crude oil we own for domestic sweet crude oil supplied by Sunoco R&M at market-based rates. These agreements will automatically renew on a monthly basis unless terminated by either party on 30 days' written notice. Sunoco R&M has indicated that it has no current intention to terminate these agreements.

   We will enter into a license agreement with Sunoco, Inc. and certain of its affiliates, including our general partner, pursuant to which we will grant to our general partner a license to our intellectual property so that our general partner can manage our operations and create intellectual property using our intellectual property. Our general partner will assign to us the new intellectual property it creates in operating our business. Our general partner will also license to us certain of its own intellectual property for use in the conduct of our business and we will license to our general partner certain of our intellectual property for use in the conduct of its business. The license agreement will also grant to us a license to use the trademarks, trade names, and service marks of Sunoco, Inc. in the conduct of our business.

   We will enter into a treasury services agreement with Sunoco, Inc. pursuant to which we will, among other things, participate in Sunoco, Inc.'s centralized cash management program. Under this program, all of our cash receipts and cash disbursements will be processed, together with those of Sunoco, Inc. and its other subsidiaries, through Sunoco, Inc.'s cash accounts with a corresponding credit or charge to an intercompany account. The intercompany balances will be settled periodically, but no less frequently than at the end of each month. Amounts due from Sunoco, Inc. and its subsidiaries will earn interest at a rate equal to the average rate of our third-party money market investments, while amounts due to Sunoco, Inc. and its subsidiaries bear interest at a rate equal to the interest rate provided in our revolving credit facility.

             CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES

Conflicts of Interest

   Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including Sunoco, Inc., on the one hand, and us and our limited partners, on the other hand. The directors and officers of our general partner have fiduciary duties to manage the general partner in a manner beneficial to its owners. At the same time, our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders.

   Our partnership agreement contains provisions that allow our general partner to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. In effect, these provisions limit our general partner's fiduciary duties to the unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions taken that, without those limitations, might constitute breaches of fiduciary duty. Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or any other partner, on the other, the general partner will resolve that conflict. At the request of the general partner, a conflicts committee of the board of directors of the general partner will review conflicts of interest. Our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or the unitholders if the resolution of the conflict is considered fair and reasonable to us. Any resolution is considered fair and reasonable to us if that resolution is:

   . approved by the conflicts committee, although no party is obligated to seek approval and the general partner may adopt a resolution or course of action that has not received approval;

   . on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

   . fair to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

   Unless the resolution is specifically provided for in our partnership agreement, when resolving a conflict, our general partner may consider:

   . the relative interests of the parties involved in the conflict or affected by the action;

   . any customary or accepted industry practices or historical dealings with a particular person or entity; and

   . generally accepted accounting practices or principles and other factors it considers relevant, if applicable.

   Conflicts of interest could arise in the situations described below, among others.

Actions taken by our general partner may affect the amount of cash available for distribution to unitholders or accelerate the right to convert subordinated units.

   The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

   . amount and timing of asset purchases and sales;

   . cash expenditures;

   . borrowings;

   . issuance of additional units; and

   . the creation, reduction, or increase of reserves in any quarter.

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   In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by the general partner to our unitholders, including borrowings that have the purpose or effect of:

   . enabling our general partner to receive distributions on any subordinated units held by it or the incentive distribution rights; or

   . hastening the expiration of the subordination period.

   For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make this distribution on all outstanding units. Please read "Cash Distribution Policy--Subordination Period."

   Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us, the operating partnership, or its operating subsidiaries, other than in connection with Sunoco, Inc's centralized cash management program.

We do not have any officers or employees and rely solely on officers and employees of our general partner and its affiliates.

   Affiliates of our general partner conduct businesses and activities of their own in which we have no economic interest. If these separate activities are significantly greater than our activities, there could be material competition for the time and effort of the officers and employees who provide services to our general partner. The officers of our general partner are not required to work full time on our affairs. These officers are required to devote time to the affairs of Sunoco, Inc. or its affiliates and are compensated by them for the services rendered to them.

We will reimburse the general partner and its affiliates for expenses.

   We will reimburse the general partner and its affiliates for costs incurred in managing and operating us, including costs incurred in rendering corporate staff and support services to us. Our partnership agreement provides that the general partner will determine the expenses that are allocable to us in any reasonable manner determined by the general partner in its sole discretion. Please read "Certain Relationships and Related Transactions--Omnibus Agreement."

Our general partner intends to limit its liability regarding our obligations.

   Our general partner intends to limit its liability under contractual arrangements so that the other party has recourse only to our assets and not against the general partner or its assets or any affiliate of the general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its or our liability is not a breach of the general partner's fiduciary duties, even if we could have obtained terms that are more favorable without the limitation on liability.

Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

   Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, will not be the result of arm's-length negotiations.

   Our partnership agreement allows our general partner to pay itself or its affiliates for any services rendered, provided these services are rendered on terms that are fair and reasonable to us. Our general partner may also

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enter into additional contractual arrangements with any of its affiliates on our behalf. Neither our partnership agreement nor any of the other agreements, contracts, and arrangements between us and the general partner and its affiliates are or will be the result of arm's-length negotiations.

   All of these transactions entered into after the sale of the common units offered in this offering are to be on terms that are fair and reasonable to us.

   Our general partner and its affiliates will have no obligation to permit us to use any facilities or assets of the general partner and its affiliates, except as may be provided in contracts entered into specifically dealing with that use. There is no obligation of our general partner and its affiliates to enter into any contracts of this kind.

Common units are subject to our general partner's limited call right.

   Our general partner may exercise its right to call and purchase common units as provided in the partnership agreement or assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a common unitholder may have his common units purchased from him at an undesirable time or price. Please read "The Partnership Agreement--Limited Call Right."

We may not choose to retain separate counsel for ourselves or for the holders of common units.

   The attorneys, independent accountants, and others who perform services for us have been retained by our general partner. Attorneys, independent accountants, and others who perform services for us are selected by our general partner or the conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Our general partner's affiliates may compete with us.

   Our partnership agreement provides that the general partner will be restricted from engaging in any business activities other than those incidental to its ownership of interests in us and certain services the employees of our general partner are currently providing to Sunoco, Inc. and its affiliates. Except as provided in our partnership agreement and the omnibus agreement, affiliates of our general partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us.

Fiduciary Responsibilities

   Our general partner is accountable to us and our unitholders as a fiduciary. Fiduciary duties owed to unitholders by our general partner are prescribed by law and the partnership agreement. The Delaware Revised Uniform Limited Partnership Act, which we refer to in this prospectus as the Delaware Act, provides that Delaware limited partnerships may, in their partnership agreements, restrict or expand the fiduciary duties owed by the general partner to limited partners and the partnership.

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   Our partnership agreement contains various provisions restricting the fiduciary duties that might otherwise be owed by the general partner. The following is a summary of the material restrictions of the fiduciary duties owed by our general partner to the limited partners:

State law fiduciary duty
  standards.................  Fiduciary duties are generally considered to include an obligation to act with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

                              The Delaware Act generally provides that a
                              limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.
Partnership agreement
  modified standards........  Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our partnership agreement permits our general partner to make a number of decisions in its "sole discretion." This entitles the general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Other provisions of the partnership agreement provide that the general partner's actions must be made in its reasonable discretion. These standards reduce the obligations to which the general partner would otherwise be held.

                              Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a required vote of unitholders must be "fair and reasonable" to us under the factors previously set forth. In determining whether a transaction or resolution is "fair and reasonable," our general partner may consider interests of all parties involved, including its own. Unless our general partner has acted in bad faith, the action taken by our general partner will not constitute a breach of its fiduciary duty. These standards reduce the obligations to which our general partner would otherwise be held.

                              In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners, or assignees for errors of judgment or for any acts or omissions if the general partner and those other persons acted in good faith.

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   In order to become one of our limited partners, a common unitholder is required to agree to be bound by the provisions in the partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner or assignee to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

   We must indemnify our general partner and its officers, directors, employees, affiliates, members, agents and trustees, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by the general partner or these other persons. We must provide this indemnification if our general partner or these persons acted in good faith and in a manner they reasonably believed to be in, or (in the case of a person other than the general partner) not opposed to, our best interests. We also must provide this indemnification for criminal proceedings if our general partner or these other persons had no reasonable cause to believe their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it met these requirements concerning good faith and our best interests. Please read "The Partnership Agreement--Indemnification."

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                        DESCRIPTION OF THE COMMON UNITS

The Units

   The common units and the subordinated units represent limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, please read this section, "Cash Distribution Policy," and "Description of the Subordinated Units." For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read "The Partnership Agreement."

Transfer Agent and Registrar

Duties

   American Stock Transfer & Trust Company will serve as registrar and transfer agent for the common units. We pay all fees charged by the transfer agent for transfers of common units, except the following that must be paid by unitholders:

   . surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

   . special charges for services requested by a holder of a common unit; and

   . other similar fees or charges.

   There is no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

   The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, the general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

   The transfer of the common units to persons that purchase directly from the underwriters will be accomplished through the completion, execution and delivery of a transfer application by the investor. Any later transfers of a common unit will not be recorded by the transfer agent or recognized by us unless the transferee executes and delivers a transfer application. By executing and delivering a transfer application, the transferee of common units:

   . becomes the record holder of the common units and is an assignee until admitted into our partnership as a substituted limited partner;

   . automatically requests admission as a substituted limited partner in our partnership;

   . agrees to be bound by the terms and conditions of, and executes, our partnership agreement;

   . represents that the transferee has the capacity, power and authority to enter into the partnership agreement;

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   . grants powers of attorney to officers of our general partner and any liquidator of us as specified in the partnership agreement; and

   . makes the consents and waivers contained in the partnership agreement.

   An assignee will become a substituted limited partner of our partnership for the transferred common units upon the consent of our general partner and the recording of the name of the assignee on our books and records. The general partner may withhold its consent in its sole discretion.

   A transferee's broker, agent or nominee may complete, execute and deliver a transfer application. We are entitled to treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder's rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

   Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to request admission as a substituted limited partner in our partnership for the transferred common units. A purchaser or transferee of common units who does not execute and deliver a transfer application obtains only:

   . the right to assign the common unit to a purchaser or other transferee; and

   . the right to transfer the right to seek admission as a substituted limited partner in our partnership for the transferred common units.

   Thus, a purchaser or transferee of common units who does not execute and deliver a transfer application:

   . will not receive cash distributions or federal income tax allocations, unless the common units are held in a nominee or "street name" account and the nominee or broker has executed and delivered a transfer application; and

   . may not receive some federal income tax information or reports furnished to record holders of common units.

   The transferor of common units has a duty to provide the transferee with all information that may be necessary to transfer the common units. The transferor does not have a duty to insure the execution of the transfer application by the transferee and has no liability or responsibility if the transferee neglects or chooses not to execute and forward the transfer application to the transfer agent. Please read "The Partnership Agreement--Status as Limited Partner or Assignee."

   Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

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                     DESCRIPTION OF THE SUBORDINATED UNITS

   The subordinated units are a separate class of limited partner interests in our partnership, and the rights of holders to participate in distributions to partners differ from, and are subordinate to, the rights of the holders of common units. For any given quarter, any available cash will first be distributed to the general partner and to the holders of common units, until the holders of common units have received the minimum quarterly distribution plus any arrearages, and then will be distributed to the holders of subordinated units. Please read "Cash Distribution Policy."

Conversion of Subordinated Units

   The subordination period will generally extend until the first day of any quarter beginning after December 31, 2006, in which each of the following events occurs:

      (1) distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

      (2) the adjusted operating surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

      (3) there are no arrearages in payment of the minimum quarterly distribution on the common units.

   Before the end of the subordination period, 25% of the subordinated units (up to 2,845,910 subordinated units) will convert early into common units on a one-for-one basis immediately after the distribution of available cash to the partners in respect of any quarter ending on or after December 31, 2004, and 25% of the subordinated units (up to 2,845,910 subordinated units) will convert early into common units on a one-for-one basis on the first day after the record date established for the distribution for any quarter ending on or after December 31, 2005, if at the end of the applicable quarter each of the following three events occurs:

      (1) distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

      (2) the adjusted operating surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

      (3) there are no arrearages in payment of the minimum quarterly distribution on the common units;

provided, however, that the second early conversion of the subordinated units may not occur until at least one year following the first early conversion of the subordinated units.

   Upon expiration of the subordination period, all remaining subordinated units will convert into common units on a one-for-one basis and will then participate, pro rata, with the other common units in distributions of available cash. In addition, if Sunoco Partners LLC is removed as our general partner under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of that removal:

   . the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

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   . any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

   . the general partner will have the right to convert its general partner interests and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Limited Voting Rights

   Holders of subordinated units sometimes vote as a single class together with the common units and sometimes vote as a class separate from the holders of common units. Holders of subordinated units like holders of common units have very limited voting rights. During the subordination period, common units and subordinated units each vote separately as a class on the following matters:

   . a sale or exchange of all or substantially all of our assets;

   . the election of a successor general partner in connection with the removal of the general partner;

   . dissolution or reconstitution of our partnership;

   . a merger of our partnership;

   . issuance of limited partner interests in some circumstances; and

   . some amendments to the partnership agreement, including any amendment that would cause us to be treated as an association taxable as a corporation.

   The subordinated units are not entitled to vote on approval of the withdrawal of the general partner or the transfer by the general partner of its general partner interest or incentive distribution rights under some circumstances. Removal of our general partner requires:

   . a 66 2/3% vote of all outstanding units voting as a single class; and

   . the election of a successor general partner by the holders of a majority of the outstanding common units and subordinated units voting as separate classes.

   Under our partnership agreement, our general partner generally will be permitted to effect amendments to the partnership agreement that do not materially adversely affect unitholders without the approval of any unitholders.

Distributions upon Liquidation

   If we liquidate during the subordination period, in some circumstances, holders of outstanding common units will be entitled to receive more per unit in liquidating distributions than holders of outstanding subordinated units. The per-unit difference will be dependent upon the amount of gain or loss that we recognize in liquidating our assets. Following conversion of the subordinated units into common units, all units will be treated the same upon liquidation.

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                           THE PARTNERSHIP AGREEMENT

   The following is a summary of the material provisions of our partnership agreement. Our partnership agreement and the partnership agreement of the operating partnership are included as exhibits to the registration statement of which this prospectus constitutes a part. We will provide prospective investors with a copy of these agreements upon request at no charge.

   We summarize the following provisions of the partnership agreement elsewhere in this prospectus:

   . with regard to distributions of available cash, please read "Cash
     Distribution Policy";

   . with regard to the transfer of common units, please read "Description of the Common Units--Transfer of Common Units"; and

   . with regard to allocations of taxable income and taxable loss, please read
     "Material Tax Consequences."

Organization and Duration

   We were organized on October 15, 2001 and have a perpetual existence.

Purpose

   Our purpose under the partnership agreement is limited to serving as the limited partner of the operating partnership and engaging in any business activities that may be engaged in by the operating partnership or that are approved by our general partner. The partnership agreement of the operating partnership provides that the operating partnership may, directly or indirectly, engage in:

      (1) its operations as conducted immediately before our initial public offering;

      (2) any other activity approved by the general partner but only to the extent that the general partner reasonably determines that, as of the date of the acquisition or commencement of the activity, the activity generates "qualifying income" as this term is defined in Section 7704 of the Internal Revenue Code; or

      (3) any activity that enhances the operations of an activity that is described in (1) or (2) above.

   Although the general partner has the ability to cause us, the operating partnership or its subsidiaries to engage in activities other than the storage, terminalling, transportation and distribution of crude oil petroleum products and LPG, our general partner has no current plans to do so. The general partner is authorized in general to perform all acts deemed necessary to carry out our purposes and to conduct our business.

Power of Attorney

   Each limited partner, and each person who acquires a unit from a unitholder and executes and delivers a transfer application, grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance, or dissolution. The power of attorney also grants the general partner the authority to amend, and to make consents and waivers under, the partnership agreement.

Capital Contributions

   Unitholders are not obligated to make additional capital contributions, except as described below under "--Limited Liability."

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Limited Liability

   Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of the partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

   . to remove or replace the general partner;

   . to approve some amendments to the partnership agreement; or

   . to take other action under the partnership agreement;

constituted "participation in the control" of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as the general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither the partnership agreement nor the Delaware Act specifically provides for legal recourse against the general partner if a limited partner were to lose limited liability through any fault of the general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

   Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

   Our subsidiaries conduct business in 11 states and Canada. Maintenance of our limited liability as a limited partner of the operating partnership may require compliance with legal requirements in the jurisdictions in which the operating partnership conducts business, including qualifying our subsidiaries to do business there. Limitations on the liability of limited partners for the obligations of a limited partner have not been clearly established in many jurisdictions. If, by virtue of our limited partner interest in the operating partnership or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace the general partner, to approve some amendments to the partnership agreement, or to take other action under the partnership agreement constituted "participation in the control" of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as the general partner under the circumstances. We will operate in a manner that the general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Securities

   The partnership agreement authorizes us to issue an unlimited number of additional partnership securities and rights to buy partnership securities for the consideration and on the terms and conditions established by the

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general partner in its sole discretion without the approval of the unitholders.
During the subordination period, however, except as we discuss in the following paragraph, we may not issue equity securities ranking senior to the common units or an aggregate of more than 5,691,820 additional common units or units on a parity with the common units, in each case, without the approval of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes.

   During or after the subordination period, we may issue an unlimited number of common units as follows:

   . upon exercise of the underwriters' over-allotment option;

   . upon conversion of the subordinated units;

   . under employee benefit plans;

   . upon conversion of the general partner interest and incentive distribution rights as a result of a withdrawal of the general partner;

   . in the event of a combination or subdivision of common units;

   . in connection with an acquisition or a capital improvement that increases cash flow from operations per unit on a pro forma basis; or

   . if the proceeds of the issuance are used exclusively to repay up to $40.0 million of certain of our indebtedness.

   It is possible that we will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

   In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities interests that, in the sole discretion of the general partner, have special voting rights to which the common units are not entitled.

   Upon issuance of additional partnership securities, the general partner will be required to make additional capital contributions to the extent necessary to maintain its 2% general partner interest in us. Moreover, the general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than the general partner and its affiliates, to the extent necessary to maintain its percentage interest, including its interest represented by common units and subordinated units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.

Amendment of the Partnership Agreement

General

   Amendments to the partnership agreement may be proposed only by or with the consent of the general partner, which consent may be given or withheld in its sole discretion, except as discussed below. In order to adopt a proposed amendment, other than the amendments discussed below, the general partner must seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as we describe below, an amendment must be approved:

   . during the subordination period, by a majority of the common units, excluding those common units held by our general partner and its affiliates, and a majority of the subordinated units, voting as separate classes; and

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   . after the subordination period, by a majority of the common units.

   We refer to the voting provisions described above as a "unit majority."

Prohibited Amendments

   No amendment may be made that would:

      (1) enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;

      (2) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to the general partner or any of its affiliates without the consent of the general partner, which may be given or withheld in its sole discretion;

      (3) change the term of our partnership;

      (4) provide that our partnership is not dissolved upon an election to dissolve our partnership by the general partner that is approved by the holders of a majority of the outstanding common units and subordinated units voting as separate classes; or

      (5) give any person the right to dissolve our partnership other than the general partner's right to dissolve our partnership with the approval of the holders of a majority of the outstanding common units and subordinated units voting as separate classes.

The provision of the partnership agreement preventing the amendments having the effects described in clauses (1) through (5) above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class. Upon completion of this offering, our general partner will own 78.0% of the outstanding units.

No Unitholder Approval

   The general partner may generally make amendments to the partnership agreement without the approval of any limited partner or assignee to reflect:

      (1) a change in our name, the location of our principal place of business, our registered agent or our registered office;

      (2) the admission, substitution, withdrawal, or removal of partners in accordance with the partnership agreement;

      (3) a change that, in the sole discretion of the general partner, is necessary or advisable for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we, the operating partnership, nor its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

      (4) an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents, or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or plan asset regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

      (5) subject to the limitations on the issuance of additional partnership securities described above, an amendment that in the discretion of the general partner is necessary or advisable for the authorization of additional partnership securities or rights to acquire partnership securities;

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      (6) any amendment expressly permitted in the partnership agreement to be made by the general partner acting alone;

      (7) an amendment effected, necessitated, or contemplated by a merger agreement that has been approved under the terms of the partnership agreement;

      (8) any amendment that, in the discretion of the general partner, is necessary or advisable for the formation by us of, or our investment in, any corporation, partnership, or other entity, as otherwise permitted by the partnership agreement;

      (9) a change in our fiscal year or taxable year and related changes; or

      (10) any other amendments substantially similar to any of the matters described in (1) through (9) above.

   In addition, the general partner may make amendments to the partnership agreement without the approval of any limited partner or assignee if those amendments, in the discretion of the general partner:

      (1) do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

      (2) are necessary or advisable to satisfy any requirements, conditions, or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

      (3) are necessary or advisable to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline, or requirement of any securities exchange on which the limited partner interests are or will be listed for trading, compliance with any of which the general partner deems to be in our best interest and the best interest of limited partners;

      (4) are necessary or advisable for any action taken by the general partner relating to splits or combinations of units under the provisions of the partnership agreement; or

      (5) are required to effect the intent expressed in this prospectus or the intent of the provisions of the partnership agreement or are otherwise contemplated by the partnership agreement.

Opinion of Counsel and Unitholder Approval

   Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as an entity for federal income tax purposes if one of the amendments described above under "--No Unitholder Approval" should occur. No other amendments to the partnership agreement will become effective without the approval of holders of at least 90% of the units unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners or cause us, the operating partnership, or its subsidiaries to be taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously taxed as such).

   In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners constituting not less than the voting requirement sought to be reduced.

Action Relating to the Operating Partnership

   Without the approval of the holders of units representing a unit majority, our general partner is prohibited from consenting on our behalf, as the limited partner of the operating partnership, to any amendment to the

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partnership agreement of the operating partnership or taking any action on our behalf permitted to be taken by a limited partner of the operating partnership in each case that would adversely affect our limited partners (or any particular class of limited partners) in any material respect.

Merger, Sale, or Other Disposition of Assets

   The partnership agreement generally prohibits the general partner, without the prior approval of the holders of units representing a unit majority, from causing us to, among other things, sell, exchange, or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation, or other combination, or approving on our behalf the sale, exchange, or other disposition of all or substantially all of the assets of our subsidiaries. The general partner may, however, mortgage, pledge, hypothecate, or grant a security interest in all or substantially all of our assets without that approval. The general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval.

   If conditions specified in the partnership agreement are satisfied, the general partner may merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to change our legal form into another limited liability entity. The unitholders are not entitled to dissenters' rights of appraisal under the partnership agreement or applicable Delaware law in the event of a merger or consolidation, a sale of substantially all of our assets, or any other transaction or event.

Termination and Dissolution

   We will continue as a limited partnership until terminated under the partnership agreement. We will dissolve upon:

      (1) the election of the general partner to dissolve us, if approved by the holders of units representing a unit majority;

      (2) the sale, exchange, or other disposition of all or substantially all of our assets and properties and our subsidiaries;

      (3) the entry of a decree of judicial dissolution of Sunoco Logistics Partners; or

      (4) the withdrawal or removal of our general partner or any other event that results in its ceasing to be the general partner other than by reason of a transfer of its general partner interest in accordance with the partnership agreement or withdrawal or removal following approval and admission of a successor.

   Upon a dissolution under clause (4), the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may also elect, within specific time limitations, to reconstitute us and continue our business on the same terms and conditions described in the partnership agreement by forming a new limited partnership on terms identical to those in the partnership agreement and having as general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

      (1) the action would not result in the loss of limited liability of any limited partner; and

      (2) neither Sunoco Logistics Partners, the reconstituted limited partnership, nor the operating partnership would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

   Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of the general partner that the liquidator

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deems necessary or desirable in its judgment, liquidate our assets and apply the proceeds of the liquidation as provided in "Cash Distribution Policy--Distributions of Cash Upon Liquidation." The liquidator may defer liquidation of our assets for a reasonable period or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.

Withdrawal or Removal of the General Partner

   Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to December 31, 2011 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after December 31, 2011, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days' written notice, and that withdrawal will not constitute a violation of the partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days' notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than the general partner and its affiliates. In addition, the partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read "--Transfer of General Partner Interests and Incentive Distribution Rights."

   Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by the general partner of all or a part of its general partner interest in us, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up, and liquidated, unless within 180 days after that withdrawal, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, agree in writing to continue our business and to appoint a successor general partner. Please read "--Termination and Dissolution."

   Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by the general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates would give it the practical ability to prevent its removal. At the closing of this offering, our general partner and its affiliates will own 78.0% of the outstanding units.

   Our partnership agreement also provides that if Sunoco Partners LLC is removed as our general partner under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of that removal:

       . the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

       . any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

       . the general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

   In the event of removal of the general partner under circumstances where cause exists or withdrawal of the general partner where that withdrawal violates the partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general

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partner for a cash payment equal to the fair market value of those interests.
Under all other circumstances where the general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for the fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

   If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner's general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

   In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interests

   Except for transfer by our general partner of all, but not less than all, of its general partner interest in us to:

       . an affiliate of the general partner (other than an individual), or

       . another entity as part of the merger or consolidation of the general partner with or into another entity or the transfer by the general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any part of its general partner interest in us to another person prior to December 31, 2011 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the general partner and its affiliates. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of the general partner, agree to be bound by the provisions of the partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters. Our general partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Ownership Interests in General Partner

   At any time, the members of our general partner may sell or transfer all or part of their membership interests in our general partner to an affiliate or a third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

   Our general partner or its affiliates or a subsequent holder may transfer its incentive distribution rights to an affiliate or another person as part of its merger or consolidation with or into, or sale of all or substantially all of its assets to, or sale of all or substantially all of its equity interests to, that person without the prior approval of the unitholders; but, in each case, the transferee must agree to be bound by the provisions of the partnership agreement. Prior to December 31, 2011, other transfers of the incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding common units and subordinated units, voting as separate classes. On or after December 31, 2011, the incentive distribution rights will be freely transferable.

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Change of Management Provisions

   The partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Sunoco Partners LLC as our general partner or otherwise change management. If any person or group other than the general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the prior approval of the board of directors.

   The partnership agreement also provides that if the general partner is removed under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of that removal:

      (1) the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

      (2) any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

      (3) the general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Limited Call Right

   If at any time the general partner and its affiliates hold more than 80% of the then-issued and outstanding partnership securities of any class, the general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining partnership securities of the class held by unaffiliated persons as of a record date to be selected by the general partner, on at least ten but not more than 60 days notice. The purchase price in the event of this purchase is the greater of:

      (1) the highest cash price paid by either of the general partner or any of its affiliates for any partnership securities of the class purchased within the 90 days preceding the date on which the general partner first mails notice of its election to purchase those partnership securities; and

      (2) the current market price as of the date three days before the date the notice is mailed.

As a result of the general partner's right to purchase outstanding partnership securities, a holder of partnership securities may have his partnership securities purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read "Material Tax Consequences--Disposition of Common Units."

Meetings; Voting

   Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, unitholders or assignees who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Common units that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, will be voted by the general partner at the written direction of the record holder. Absent direction of this kind, the common units will not be voted, except that, in the case of common units held by the general partner on behalf of non-citizen assignees, the general partner will distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

   The general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of

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the number of units necessary to authorize or take that action at a meeting.
Meetings of the unitholders may be called by the general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

   Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read "--Issuance of Additional Securities." However, if at any time any person or group, other than the general partner and its affiliates, or a direct or subsequently approved transferee of the general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum, or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as the partnership agreement otherwise provides, subordinated units will vote together with common units as a single class.

   Any notice, demand, request, report, or proxy material required or permitted to be given or made to record holders of common units under the partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner or Assignee

   Except as described above under "--Limited Liability," the common units will be fully paid, and unitholders will not be required to make additional contributions.

   An assignee of a common unit, after executing and delivering a transfer application, but pending its admission as a substituted limited partner, is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from us, including liquidating distributions. The general partner will vote and exercise other powers attributable to common units owned by an assignee that has not become a substitute limited partner at the written direction of the assignee. Please read "--Meetings; Voting." Transferees that do not execute and deliver a transfer application will not be treated as assignees or as record holders of common units, and will not receive cash distributions, federal income tax allocations, or reports furnished to holders of common units. Please read "Description of the Common Units--Transfer of Common Units."

Non-citizen Assignees; Redemption

   If we are or become subject to federal, state, or local laws or regulations that, in the reasonable determination of the general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship, or other related status of any limited partner or assignee, we may redeem the units held by the limited partner or assignee at their current market price. In order to avoid any cancellation or forfeiture, the general partner may require each limited partner or assignee to furnish information about his nationality, citizenship, or related status. If a limited partner or assignee fails to furnish information about his nationality, citizenship, or other related status within 30 days after a request for the information or the general partner determines after receipt of the information that the limited partner or assignee is not an eligible citizen, the limited partner or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee that is not a substituted limited partner, a non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.

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Indemnification

   Under the partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages, or similar events:

      (1) the general partner;

      (2) any departing general partner;

      (3) any person who is or was an affiliate of a general partner or any departing general partner;

      (4) any person who is or was a member, partner, officer, director, employee, agent, or trustee of the general partner or any departing general partner or any affiliate of a general partner or any departing general partner; or

      (5) any person who is or was serving at the request of a general partner or any departing general partner or any affiliate of a general partner or any departing general partner as an officer, director, employee, member, partner, agent, or trustee of another person.

   Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees in its sole discretion, the general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under the partnership agreement.

Books and Reports

   The general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

   We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

   We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

   The partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

      (1) a current list of the name and last known address of each partner;

      (2) a copy of our tax returns;

      (3) information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

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      (4) copies of the partnership agreement, the certificate of limited partnership of the partnership, related amendments, and powers of attorney under which they have been executed;

      (5) information regarding the status of our business and financial condition; and

      (6) any other information regarding our affairs as is just and reasonable.

   The general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which the general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

   Under the partnership agreement, we have agreed to register for resale under the Securities Act of 1933 and applicable state securities laws any common units, subordinated units, or other partnership securities proposed to be sold by the general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of Sunoco Partners LLC as our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Please read "Units Eligible for Future Sale."

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                        UNITS ELIGIBLE FOR FUTURE SALE

   After the sale of the common units offered by this prospectus, the general partner will hold an aggregate of 6,383,639 common units and 11,383,639 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period, and some may convert earlier. The sale of these common and subordinated units could have an adverse impact on the price of the common units or on any trading market that may develop.

   The common units sold in the offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units held by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three months period, the greater of:

   . 1% of the total number of the securities outstanding; or

   . the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

   Sales under Rule 144 are also subject to specific manner of sale provisions, notice requirements, and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for are least two years, would be entitled to sell common units under Rule 144 without regard to the public information requirements, volume limitations, manner of sale provisions, and notice requirements of Rule 144.

   Prior to the end of the subordination period, we may not issue equity securities of the partnership ranking prior or senior to the common units or an aggregate of more than 5,691,820 additional common units or an equivalent amount of securities ranking on a parity with the common units without the approval of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, subject to certain exceptions described under "The Partnership Agreement--Issuance of Additional Securities."

   The partnership agreement provides that, after the subordination period, we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders. The partnership agreement does not restrict our ability to issue equity securities ranking junior to the common units at any time. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read "The Partnership Agreement--Issuance of Additional Securities."

   Under the partnership agreement, the general partner and its affiliates have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of the partnership agreement, these registration rights allow the general partner and its affiliates or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. The general partner will continue to have these registration rights for two years following its withdrawal or removal as a general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Except as described below, the general partner and its affiliates may sell their units in private transactions at any time, subject to compliance with applicable laws.

   Sunoco, Inc., Sunoco Logistics Partners, our general partner, and the directors and executive officers of the general partner have agreed not to sell any common units they beneficially own for a period of 180 days from the date of this prospectus. Please read "Underwriting" for a description of these lock-up provisions.

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                           MATERIAL TAX CONSEQUENCES

   This section is a summary of all the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Vinson & Elkins L.L.P., special counsel to the general partner and us, insofar as it relates to matters of United States federal income tax law and legal conclusions with respect to those matters. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations, and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to "us" or "we" are references to Sunoco Logistics Partners and the operating partnership.

   No attempt has been made in the following discussion to comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts, or REITs, or mutual funds. Accordingly, we recommend that each prospective unitholder consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.

   All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of the representations made by us.

   No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. An opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the unitholders and the general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

   For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues:

      (1) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read "--Tax Consequences of Unit Ownership--Treatment of Short Sales");

      (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read "--Disposition of Common Units--Allocations Between Transferors and Transferees"); and

      (3) whether our method for depreciating Section 743 adjustments is sustainable (please read "--Tax Consequences of Unit Ownership--Section 754 Election").

Partnership Status

   A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of the partner's adjusted basis in his partnership interest.

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   No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status for federal income tax purposes or whether our operations generate "qualifying income" under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Vinson & Elkins L.L.P. that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, we will be classified as a partnership and the operating partnership will be disregarded as an entity separate from us for federal income tax purposes.

   In rendering its opinion, counsel has relied on factual representations made by us and the general partner. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied are:

      (a) Neither we, the general partner of the operating partnership nor the operating partnership will elect to be treated as a corporation; and

      (b) For each taxable year, more than 90% of our gross income will be income from sources that, in our counsel's opinion, generate "qualifying income" within the meaning of Section 7704(d) of the Internal Revenue Code.

   Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the "Qualifying Income Exception," exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of "qualifying income." Qualifying income includes income and gains derived from the transportation, storage and processing of crude oil, natural gas and products thereof. Other types of qualifying income include interest other than from a financial business, dividends, gains from the sale of real property and gains from the sale or other disposition of assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 5% of our current income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and the general partner and a review of the applicable legal authorities, Vinson & Elkins L.L.P. is of the opinion that at least 90% of our current gross income constitutes qualifying income.

   If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

   If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder's tax basis in his common units, or taxable capital gain, after the unitholder's tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder's cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

   The discussion below is based on Vinson & Elkins L.L.P.'s opinion that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

   Unitholders who have become limited partners of Sunoco Logistics Partners will be treated as partners of Sunoco Logistics Partners for federal income tax purposes. Also:

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      (a) assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners; and

      (b) unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units;

will be treated as partners of Sunoco Logistics Partners for federal income tax purposes. As there is no direct authority addressing assignees of common units who are entitled to execute and deliver transfer applications and become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, Vinson & Elkins L.L.P.'s opinion does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

   A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read "--Tax Consequences of Unit Ownership--Treatment of Short Sales."

   Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their status as partners in Sunoco Logistics Partners for federal income tax purposes.

Tax Consequences of Unit Ownership

   Flow-through of Taxable Income. We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year.

   Treatment of Distributions. Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder's tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under "--Disposition of Common Units" below. Any reduction in a unitholder's share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as "nonrecourse liabilities," will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder's "at risk" amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read "--Limitations on Deductibility of Losses."

   A decrease in a unitholder's percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder's share of our "unrealized receivables," including depreciation recapture, and/or substantially appreciated "inventory items," both as defined in the Internal Revenue Code, and collectively, "Section 751 Assets." To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed

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exchange will generally result in the unitholder's realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder's tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

   Ratio of Taxable Income to Distributions. We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through December 31, 2004, will be allocated an amount of federal taxable income for that period that will be 20% or less of the cash distributed with respect to that period. We anticipate that after the taxable year ending December 31, 2004, the ratio of allocable taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that gross income from operations will approximate the amount required to make the minimum quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower, and any differences could be material and could materially affect the value of the common units.

   Basis of Common Units. A unitholder's initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder's share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A limited partner will have no share of our debt that is recourse to the general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read "--Disposition of Common Units--Recognition of Gain or Loss."

   Limitations on Deductibility of Losses. The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder's stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be "at risk" with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

   In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder's at risk amount will increase or decrease as the tax basis of the unitholder's units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

   The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally activities in which the taxpayer does not materially participate, only to the extent of the taxpayer's income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income

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generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder's share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

   A unitholder's share of our net income may be offset by any suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

   Limitations on Interest Deductions. The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of that taxpayer's "net investment income." The IRS has indicated that net passive income from a publicly traded partnership constitutes investment income for purposes of the limitations on the deductibility of investment interest. In addition, the unitholder's share of our portfolio income will be treated as investment income. Investment interest expense includes:

   . interest on indebtedness properly allocable to property held for investment;

   . our interest expense attributed to portfolio income; and

   . the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

   The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

   Entity-Level Collections. If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or the general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner would be required to file a claim in order to obtain a credit or refund.

   Allocation of Income, Gain, Loss and Deduction. In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to the general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss for the entire year, that loss will be allocated first to the general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to the general partner.

   Specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of property contributed to us by the general partner and its affiliates, referred to in this discussion as "Contributed Property." The effect of these allocations to a unitholder purchasing

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common units in this offering will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of this offering. In addition, items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.

   An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner's "book" capital account, credited with the fair market value of Contributed Property, and "tax" capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the "Book-Tax Disparity," will generally be given effect for federal income tax purposes in determining a partner's share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner's share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

   . his relative contributions to us;

   . the interests of all the partners in profits and losses;

   . the interest of all the partners in cash flow; and

   . the rights of all the partners to distributions of capital upon liquidation.

   Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in "--Tax Consequences of Unit Ownership--Section 754 Election" and "--Disposition of Common Units--Allocations Between Transferors and Transferees," allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner's share of an item of income, gain, loss or deduction.

   Treatment of Short Sales. A unitholder whose units are loaned to a "short seller" to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be a partner for those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

   . any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

   . any cash distributions received by the unitholder as to those units would be fully taxable; and

   . all of these distributions would appear to be ordinary income.

   Vinson & Elkins L.L.P. has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read "--Disposition of Common Units--Recognition of Gain or Loss."

   Alternative Minimum Tax. Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders should consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

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   Tax Rates.  Effective July 1, 2001, the highest effective United States federal income tax rate for individuals for 2002 is 38.6% and the maximum United States federal income tax rate for net capital gains of an individual for 2002 is 20% if the asset disposed of was held for more than 12 months at the time of disposition.

   Section 754 Election. We will make the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a common unit purchaser's tax basis in our assets ("inside basis") under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other partners. For purposes of this discussion, a partner's inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets ("common basis") and (2) his Section 743(b) adjustment to that basis.

   Treasury regulations under Section 743 of the Internal Revenue Code require, if the remedial allocation method is adopted (which we will adopt), a portion of the Section 743(b) adjustment attributable to recovery property to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. Under Treasury Regulation Section 1.l67(c)-l(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under
Section 167 of the Internal Revenue Code rather than cost recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, the general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these Treasury Regulations. Please read "--Uniformity of Units."

   Although counsel is unable to opine as to the validity of this approach because there is no clear authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the regulations under Section 743 of the Internal Revenue Code but is arguably inconsistent with Treasury Regulation Section 1.167(c)-l(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read "--Uniformity of Units."

   A Section 754 election is advantageous if the transferee's tax basis in his units is higher than the units' share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in his units is lower than those units' share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election.

   The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated

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method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

   Accounting Method and Taxable Year. We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read "--Disposition of Common Units--Allocations Between Transferors and Transferees."

   Initial Tax Basis, Depreciation and Amortization. The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to this offering will be borne by the general partner and its affiliates. Please read "--Tax Consequences of Unit Ownership--Allocation of Income, Gain, Loss and Deduction."

   To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. We are not entitled to any amortization deductions with respect to any goodwill conveyed to us on formation. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

   If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a partner who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read "--Tax Consequences of Unit Ownership--Allocation of Income, Gain, Loss and Deduction" and "--Disposition of Common Units--Recognition of Gain or Loss."

   The costs incurred in selling our units (called "syndication expenses") must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

   Valuation and Tax Basis of Our Properties. The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

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

Disposition of Common Units

   Recognition of Gain or Loss. Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder's tax basis for the units sold. A unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder's share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

   Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder's tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder's tax basis in that common unit, even if the price received is less than his original cost.

   Except as noted below, gain or loss recognized by a unitholder, other than a "dealer" in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months will generally be taxed at a maximum rate of 20%. However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or to "inventory items" we own. The term "unrealized receivables" includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

   The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an "equitable apportionment" method. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions should consult his tax advisor as to the possible consequences of this ruling and application of the regulations.

   Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an "appreciated" partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

   . a short sale;

   . an offsetting notional principal contract; or

   . a futures or forward contract with respect to the partnership interest or substantially identical property.

   Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that

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

position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

   Allocations Between Transferors and Transferees. In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the "Allocation Date". However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

   The use of this method may not be permitted under existing Treasury Regulations. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder's interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between unitholders to conform to a method permitted under future Treasury Regulations.

   A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

   Notification Requirements. A purchaser of units who purchases units for another unitholder is required to notify us in writing of that purchase within 30 days after the purchase. We are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker.

   Constructive Termination. We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

   Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read "--Tax Consequences of Unit Ownership--Section 754 Election."

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

   We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under
Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6) which is not expected to directly apply to a material portion of our assets. Please read "--Tax Consequences of Unit Ownership--Section 754 Election." To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read "--Disposition of Common Units--Recognition of Gain or Loss."

Tax-Exempt Organizations and Other Investors

   Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

   Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

   A regulated investment company or "mutual fund" is required to derive 90% or more of its gross income from interest, dividends and gains from the sale of stocks or securities or foreign currency or specified related sources. It is not anticipated that any significant amount of our gross income will include that type of income.

   Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold at the highest effective tax rate applicable to individuals from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes.

   In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation's "U.S. net equity," which are effectively connected with the conduct of a United States trade or

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

business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a "qualified resident." In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

   Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

   Information Returns and Audit Procedures. We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine his share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Vinson & Elkins L.L.P. can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

   The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year's tax liability, and possibly may result in an audit of his return. Any audit of a unitholder's return could result in adjustments not related to our returns as well as those related to our returns.

   Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the "Tax Matters Partner" for these purposes. The partnership agreement names Sunoco Partners LLC as our Tax Matters Partner.

   The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

   A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

   Nominee Reporting. Persons who hold an interest in us as a nominee for another person are required to furnish to us:

      (a) the name, address and taxpayer identification number of the beneficial owner and the nominee;

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

      (b) whether the beneficial owner is:

          (1) a person that is not a United States person;

          (2) a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

          (3) a tax-exempt entity;

      (c) the amount and description of units held, acquired or transferred for the beneficial owner; and

      (d) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

   Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

   Registration as a Tax Shelter. The Internal Revenue Code requires that "tax shelters" be registered with the Secretary of the Treasury. The temporary Treasury Regulations interpreting the tax shelter registration provisions of the Internal Revenue Code are extremely broad. It is arguable that we are not subject to the registration requirement on the basis that we will not constitute a tax shelter. However, we will register as a tax shelter with the Secretary of the Treasury in the absence of assurance that we will not be subject to tax shelter registration and in light of the substantial penalties that might be imposed if registration is required and not undertaken.

   Issuance of a tax shelter registration number does not indicate that investment in us or the claimed tax benefits have been reviewed, examined or approved by the IRS.

   We will supply our tax shelter registration number to you when one has been assigned to us. A unitholder who sells or otherwise transfers a unit in a later transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a unit to furnish the registration number to the transferee is $100 for each failure. The unitholders must disclose our tax shelter registration number on Form 8271 to be attached to the tax return on which any deduction, loss or other benefit we generate is claimed or on which any of our income is included. A unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for that failure, will be subject to a $250 penalty for each failure. Any penalties discussed are not deductible for federal income tax purposes.

   Accuracy-related Penalties. An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

   A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

      (1) for which there is, or was, "substantial authority"; or

      (2) as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

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

   More stringent rules apply to "tax shelters," a term that in this context does not appear to include us. If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an "understatement" of income for which no "substantial authority" exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

   A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

State, Local, Foreign and Other Tax Considerations

   In addition to federal income taxes, you will be subject to other taxes, including state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We will initially own property or do business in Indiana, Kansas, Louisiana, Michigan, New Jersey, New Mexico, New York, Ohio, Oklahoma, Pennsylvania, Texas and Ontario, Canada. We may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder's income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read "--Tax Consequences of Unit Ownership--Entity-Level Collections." Based on current law and our estimate of our future operations, the general partner anticipates that any amounts required to be withheld will not be material.

   It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and must depend upon, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as United States federal tax returns, that may be required of him. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

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       INVESTMENT IN SUNOCO LOGISTICS PARTNERS BY EMPLOYEE BENEFIT PLANS

   An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA, and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes, the term "employee benefit plan" includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

      (a) whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

      (b) whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(l)(C) of ERISA; and

      (c) whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return.

   The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

   Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibits employee benefit plans, and IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving "plan assets" with parties that are "parties in interest" under ERISA or "disqualified persons" under the Internal Revenue Code with respect to the plan.

   In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that the general partner also would be fiduciaries of the plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

   The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed "plan assets" under some circumstances. Under these regulations, an entity's assets would not be considered to be "plan assets" if, among other things:

      (a) the equity interests acquired by employee benefit plans are publicly offered securities; i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws;

      (b) the entity is an "operating company," --i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority owned subsidiary or subsidiaries; or

      (c) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest, disregarding some interests held by the general partner, its affiliates, and some other persons, is held by the employee benefit plans referred to above, IRAs and other employee benefit plans not subject to ERISA, including governmental plans.

   Our assets should not be considered "plan assets" under these regulations because it is expected that the investment will satisfy the requirements in (a) above.

   Plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

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

                                 UNDERWRITING

   Under the terms of an underwriting agreement, a form of which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below have severally agreed to purchase from us the respective number of common units opposite their names below.

                                        Number of
Underwriters                           Common Units
------------                           ------------
Lehman Brothers Inc...................  1,125,000
Salomon Smith Barney Inc..............  1,125,000
UBS Warburg LLC.......................  1,125,000
Banc of America Securities LLC........    650,000
First Union Securities, Inc...........    650,000
Credit Suisse First Boston Corporation    325,000
                                        ---------
   Total..............................  5,000,000
                                        =========

   The underwriting agreement provides that the underwriters' obligations to purchase the common units depend on the satisfaction of the conditions contained in the underwriting agreement, and that if any of the common units are purchased by the underwriters, all of the common units must be purchased. The conditions contained in the underwriting agreement include the condition that all the representations and warranties made by us to the underwriters are true, that there has been no material adverse change in the condition of us or in the financial markets and that Sunoco Logistics Partners deliver to the underwriters customary closing documents.

   The following table shows the underwriting fees to be paid to the underwriters by Sunoco Logistics Partners in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional common units. This underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to Sunoco Logistics Partners to purchase the common units. On a per unit basis, the underwriting fee is 6.625% of the initial price to public.

                                      No Exercise Full Exercise
                                      ----------- -------------
Per unit.............................      $1.34        $1.34
   Total............................. $6,700,000   $7,705,000

   We will pay an advisory fee equal to 0.375% of the gross proceeds of this offering (including any exercise of the underwriters' over-allotment option) to Lehman Brothers Inc. for evaluation, analysis, and structuring of our partnership.

   We have been advised by the underwriters that the underwriters propose to offer the common units directly to the public at the initial price to the public set forth on the cover page of this prospectus and to dealers (who may include the underwriters) at this price to the public less a concession not in excess of $0.85 per unit. The underwriters may allow, and the dealers may reallow, a concession not in excess of $0.10 per unit to certain brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

   Sunoco, Inc., Sunoco Logistics Partners, our general partner, the operating partnership, and our operating partnership's general partner have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that may be required to be made in respect of these liabilities.

   We have granted to the underwriters an option to purchase up to an aggregate of 750,000 additional common units at the initial price to the public less the underwriting discount set forth on the cover page of this prospectus exercisable solely to cover over-allotments, if any. Such option may be exercised in whole or in part at any time until 30 days after the date of this prospectus. If this option is exercised, each underwriter will be committed, subject to satisfaction of the conditions specified in the underwriting agreement, to purchase a number of additional common units proportionate to the underwriter's initial commitment as indicated in the preceding table, and we will be obligated, pursuant to the option, to sell these common units to the underwriters. To the extent that the underwriters do not exercise this option, our general partner will be obligated to purchase these common units at the initial public offering price.

   Sunoco, Inc., Sunoco Logistics Partners, our general partner, the operating partnership and its general partner and the directors and executive officers of our general partner have agreed that they will not, directly or indirectly, sell, offer or otherwise dispose of any common units or enter into any derivative transaction with similar effect as a sale of common units for a period of 180 days after the date of this prospectus without the prior written consent of Lehman Brothers Inc. The restrictions described in this paragraph do not apply to:

   . The sale of common units to the underwriters; or

   . Restricted units issued by Sunoco Logistics Partners under the long-term incentive plan or upon the exercise of options issued under the long-term incentive plan.

   Lehman Brothers Inc., in its sole discretion, may release the units subject to lock-up agreements in whole or in part at any time with or without notice. When determining whether or not to release units from lock-up agreements, Lehman Brothers Inc. will consider, among other factors, the unitholders' reasons for requesting the release, the number of units for which the release is being requested and market conditions at the time.

   In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

   . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

   . Over-allotment transactions involve sales by the underwriters of the common units in excess of the number of units the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of units over-allotted by the underwriters is not greater than the number of units they may purchase in the over-allotment option. In a naked short position, the number of units involved is greater than the number of units in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing common units in the open market.

   . Syndicate covering transactions involve purchases of the common units in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of the common units to close out the short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the over-allotment option. If the underwriters sell more common units than could be covered by the over-allotment option, which we refer to in this prospectus as a naked short position, the position can only be closed out by buying common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

   . Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common units originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

   Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the common units or preventing or retarding a decline in the market price of the common units. As a result, the price of the common units may be higher than the price that might otherwise exist in the open market.

   These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of the common units. As a result, the price of the common units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

   Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units. In addition, neither we nor any of the underwriters make representation that the underwriters will engage in these stabilizing transactions or that any transaction, if commenced, will not be discontinued without notice.

   The common units have been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol "SXL."

   Prior to this offering, there has been no public market for the common units. The initial public offering price was determined by negotiation between us and the underwriters. The principal factors considered in determining the public offering price included the following:

   . the information set forth in this prospectus and otherwise available to the underwriters;

   . market conditions for initial public offerings;

   . the history and the prospects for the industry in which we will compete;

   . the ability of our management;

   . our prospects for future earnings;

   . the present state of our development and our current financial condition;

   . the general condition of the securities markets at the time of this offering; and

   . the recent market prices of, and the demand for, publicly traded common units of generally comparable entities.

   We estimate that total expenses of the offering, other than underwriting discounts and commissions, will be approximately $6.0 million.

   Bank of America, N.A., an affiliate of Banc of America Securities LLC, which is one of the underwriters, is administrative agent, letter of credit issuer and a lender under our credit facility, for which it will receive customary compensation. In addition, Banc of America Securities LLC is sole lead arranger and book manager under the credit facility. First Union National Bank, an affiliate of First Union Securities, Inc., which is one of the underwriters, is syndication agent and a lender under the credit facility, for which it will receive customary compensation. First Union National Bank will also act as trustee under the indenture relating to the notes, for which it will receive customary compensation. Lehman Brothers Inc., which is one of the underwriters, is co-documentation agent and a lender under our credit facility, for which it will receive customary compensation. The other underwriters or their affiliates will act as lenders under our credit facility and as initial purchasers of the senior notes, for which they will receive customary compensation. Some of the underwriters and their affiliates may in the future perform various financial advisory, investment banking and other commercial banking services in the ordinary course of business for us for which they will receive customary compensation. Certain underwriters and their affiliates have performed, and may in the future perform, various financial advisory, investment banking and other commercial banking services in the ordinary course of business with Sunoco, Inc. and its other affiliates for which they received or will receive customary compensation.

   Because the National Association of Securities Dealers, Inc. views the common units offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD's Conduct Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

   No sales to accounts over which any underwriter exercises discretionary authority may be made without the prior written approval of the customer.

   A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

   Other than the prospectus in electronic format, information contained in any other web site maintained by an underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been endorsed by us and should not be relied on by investors in deciding whether to purchase any shares. The underwriters and selling group members are not responsible for information contained in web sites that they do not maintain.

   At our request, the underwriters have reserved up to 250,000 of the common units offered by this prospectus for sale under a directed unit program to our officers and directors, as well as key employees of Sunoco, Inc. and its affiliates. The number of units available for sale to the general public will be reduced to the extent these persons purchase the reserved units.

   Wachovia Corporation conducts its investment banking, institutional and capital markets business through its various bank, broker-dealer and non-bank subsidiaries (including one of the underwriters, First Union Securities, Inc.) under the trade name of Wachovia Securities. Any references to Wachovia Securities in this prospectus, however, do not include Wachovia Securities, Inc., member NASD/SIPC and a separate broker-dealer subsidiary of Wachovia Corporation and sister affiliate of the underwriter that may or may not be participating as a selling dealer in the distribution of the securities.

                         VALIDITY OF THE COMMON UNITS

   The validity of the common units will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Baker Botts L.L.P., Houston, Texas.

                                    EXPERTS

   The balance sheets of Sunoco Logistics Partners L.P. and Sunoco Partners LLC as of October 18, 2001 appearing in this prospectus and the registration statement of which this prospectus forms a part have been audited by Ernst & Young LLP, independent auditors, to the extent indicated in their reports thereon appearing elsewhere herein, and have been included herein in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

   The financial statements of Sunoco Logistics (Predecessor) as of December 31, 1999 and 2000 and for each of the three years in the period ending December 31, 2000 appearing in this prospectus and the registration statement of which this prospectus forms a part have been audited by Ernst & Young LLP, independent auditors, to the extent indicated in their report thereon appearing elsewhere herein, and have been included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the Securities and Exchange Commission a registration statement on Form S-l regarding the common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered by this prospectus, you may desire to review the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the public reference room maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at l-800-SEC-0330.

   The SEC maintains a web site on the Internet at http://www.sec.gov. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC's web site and can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

   We intend to furnish our unitholders annual reports containing our audited financial statements and furnish or make available quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each of our fiscal years.

   Sunoco, Inc. is subject to the information requirements of the Securities Exchange Act of 1934, and in accordance therewith files reports and other information with the SEC. You may read Sunoco, Inc.'s filings on the SEC's web site and at the public reference room described above. Sunoco, Inc.'s common stock trades on the New York Stock Exchange under the symbol "SUN." Reports Sunoco, Inc. files with the New York Stock Exchange may be inspected and copied at the offices of the New York Stock Exchange described above.

                          FORWARD-LOOKING STATEMENTS

   Some of the information in this prospectus may contain forward-looking statements. These statements can be identified by the use of forward-looking terminology including "may," "believe," "will," "expect," "anticipate," "estimate," "continue," or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition, or state other "forward-looking" information. These forward-looking statements involve risks and uncertainties. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors and other factors noted throughout this prospectus could cause our actual results to differ materially from those contained in any forward-looking statement.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                Page
                                                                                                ----
SUNOCO LOGISTICS PARTNERS L.P.
 PRO FORMA FINANCIAL STATEMENTS (Unaudited)
   Introduction................................................................................  F-2
   Pro Forma Balance Sheet as of September 30, 2001............................................  F-3
   Pro Forma Statements of Income for the Year Ended December 31, 2000 and the Nine Months
     Ended September 30, 2001..................................................................  F-4
   Notes to Pro Forma Financial Statements.....................................................  F-5

SUNOCO LOGISTICS (PREDECESSOR)
 HISTORICAL COMBINED FINANCIAL STATEMENTS
   Report of Independent Auditors.............................................................. F-11
   Combined Balance Sheets as of December 31, 1999 and 2000 and September 30, 2001 (unaudited). F-12
   Combined Statements of Income and Net Parent Investment for the Years Ended December 31,
     1998, 1999 and 2000 and the Nine Months Ended September 30, 2000 and 2001 (unaudited)..... F-13
   Combined Statements of Cash Flows for the Years Ended December 31, 1998, 1999 and 2000 and
     for the Nine Months Ended September 30, 2000 and 2001 (unaudited)......................... F-14
   Notes to Historical Combined Financial Statements........................................... F-15

SUNOCO LOGISTICS PARTNERS L.P.
 HISTORICAL BALANCE SHEET
   Report of Independent Auditors.............................................................. F-30
   Balance Sheet as of October 18, 2001........................................................ F-31
   Note to Balance Sheet....................................................................... F-32

SUNOCO PARTNERS LLC
 HISTORICAL BALANCE SHEET
   Report of Independent Auditors.............................................................. F-33
   Balance Sheet as of October 18, 2001........................................................ F-34
   Note to Balance Sheet....................................................................... F-35

                   UNAUDITED PRO FORMA FINANCIAL STATEMENTS

Introduction

   Effective with the closing of this offering, the assets and liabilities of Sunoco Logistics (Predecessor) will be transferred to Sunoco Logistics Partners L.P. (the "Partnership"), a newly formed Delaware limited partnership. The accompanying unaudited pro forma financial statements give effect to this transfer and related transactions. The pro forma information assumes that the transfer occurred on September 30, 2001 for the pro forma balance sheet and January 1, 2000 for the pro forma statements of income. The transfer will be recorded at historical cost as it is considered to be a reorganization of entities under common control. Please read Note 1: Basis of Presentation, the Offering and Other Transactions in the accompanying notes to pro forma financial statements for further explanation of the offering, the transfer and the related transactions.

   Sunoco Logistics Partners L.P.'s unaudited pro forma financial statements and accompanying notes should be read together with the historical financial statements and related notes of Sunoco Logistics (Predecessor) included elsewhere in this prospectus. The pro forma balance sheet and the pro forma statements of income were derived by adjusting the historical financial statements of Sunoco Logistics (Predecessor). The adjustments are based on currently available information and certain estimates and assumptions; therefore, the actual adjustments may differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the offering and the other transactions as contemplated and that the pro forma adjustments give appropriate effect to the assumptions made and are properly applied in the pro forma financial statements.

   The unaudited pro forma financial statements do not purport to present the financial position or results of operations of Sunoco Logistics Partners L.P. had the offering and the related transactions to be effected at the closing actually been completed as of the dates indicated. Moreover, they do not project Sunoco Logistics Partners L.P.'s financial position or results of operations for any future date or period.

                        SUNOCO LOGISTICS PARTNERS L.P.

                      PRO FORMA BALANCE SHEET (Unaudited)

                              SEPTEMBER 30, 2001

                                (in thousands)

                                                            Sunoco Logistics                 Offering and
                                                             (Predecessor)                   Transaction
                                                               Historical    Eliminations(A) Adjustments     Pro Forma
                                                            ---------------- --------------- ------------    ---------
Assets
Current Assets:
Cash.......................................................     $     --        $      --     $ 116,438  (B) $     --
                                                                                                248,313  (C)
                                                                                                (13,088) (D)
                                                                                                 (3,000) (D)
                                                                                               (245,313) (E)
                                                                                               (103,350) (F)
Accounts receivable, affiliated companies..................        5,924               --        58,967  (F)   64,891
Accounts receivable, net...................................      183,796          (16,370)       16,370  (F)  183,796
Note receivable from affiliate.............................       20,000          (20,000)           --            --
Inventories................................................       25,623          (12,187)       28,013  (F)   41,449
                                                                --------        ---------     ---------      --------
   Total Current Assets....................................      235,343          (48,557)      103,350       290,136
Properties, plants and equipment, net......................      541,441               --            --       541,441
Deferred charges and other assets..........................       20,864               --         3,000  (D)   23,864
                                                                --------        ---------     ---------      --------
   Total Assets............................................     $797,648        $ (48,557)    $ 106,350      $855,441
                                                                ========        =========     =========      ========
Liabilities and Equity
Current Liabilities:
Accounts payable...........................................     $279,251        $      --     $      --      $279,251
Accrued liabilities........................................       20,227          (10,679)           --         9,548
Short-term borrowings due affiliate........................       50,000          (50,000)           --            --
Current portion of long-term debt due affiliate............       50,000          (50,000)           --            --
Current portion of long-term debt..........................          226               --            --           226
Taxes payable..............................................       18,314          (13,258)           --         5,056
Deferred income taxes......................................          138             (138)           --           ---
                                                                --------        ---------     ---------      --------
   Total Current Liabilities...............................      418,156         (124,075)           --       294,081
Long-term debt due affiliate...............................       90,000          (90,000)           --            --
Long-term debt.............................................        4,617               --       248,313  (C)  252,930
Deferred income taxes......................................       75,790          (75,790)           --            --
Other deferred credits and liabilities.....................       10,135           (8,672)           --         1,463

Equity:
Net parent investment......................................      198,950          249,980      (245,313) (E)       --
                                                                                               (203,617) (G)
Held by Public:
Common units (subject to a limited call right if more than
 80% of all outstanding common units are held by the
 general partner and its affiliates).......................           --               --       101,250  (B)   89,869
                                                                                                (11,381) (D)
Held Indirectly by Sunoco, Inc.:
Common units...............................................           --               --        15,188  (B)   79,541
                                                                                                 (1,707) (D)
                                                                                                 66,060  (G)
Subordinated units.........................................           --               --       133,485  (G)  133,485
General partner interest...................................           --               --         4,072  (G)    4,072
                                                                --------        ---------     ---------      --------
   Total Equity............................................      198,950          249,980      (141,963)      306,967
                                                                --------        ---------     ---------      --------
   Total Liabilities and Equity............................     $797,648        $ (48,557)    $ 106,350      $855,441
                                                                ========        =========     =========      ========

                           (See Accompanying Notes)

                        SUNOCO LOGISTICS PARTNERS L.P.

                  PRO FORMA STATEMENTS OF INCOME (Unaudited)
                       (in thousands, except unit data)

                                                 Year Ended                                              Nine Months
                                             December 31, 2000                                     Ended September 30, 2001
                          -------------------------------------------------------  -------------------------------------------
                             Sunoco                      Offering                     Sunoco                      Offering
                            Logistics                       and                      Logistics                       and
                          (Predecessor)                 Transaction                (Predecessor)                 Transaction
                           Historical   Eliminations(H) Adjustments    Pro Forma    Historical   Eliminations(H) Adjustments
                          ------------- --------------- -----------   -----------  ------------- --------------- -----------
Revenues
Sales and other
 operating revenue:
  Affiliates.............  $1,301,079      $     --      $  7,713 (I) $ 1,308,792   $  837,124      $     --       $ 9,707 (I)
  Unaffiliated
   customers.............     507,532            --            --         507,532      413,387            --            --
Other income.............       5,574            --            --           5,574        3,474            --            --
                           ----------      --------      --------     -----------   ----------      --------       -------
   Total Revenues........   1,814,185            --         7,713       1,821,898    1,253,985            --         9,707
Costs and Expenses
Cost of products sold
 and operating
 expenses................   1,699,541            --            --       1,699,541    1,164,381            --            --
Depreciation and
 amortization............      20,654            --            --          20,654       17,682            --            --
Selling, general and
 administrative
 expenses................      34,683            --            --          34,683       26,213            --            --
                           ----------      --------      --------     -----------   ----------      --------       -------
   Total Costs and
    Expenses.............   1,754,878            --            --       1,754,878    1,208,276            --            --
                           ----------      --------      --------     -----------   ----------      --------       -------
Operating Income.........      59,307            --         7,713          67,020       45,709            --         9,707
Net interest cost paid to
 affiliates..............      11,537       (11,537)           --              --        9,308        (9,308)           --
Other interest cost and
 debt expense............         426            --        18,294 (J)      19,395          296            --        13,721 (J)
                                                              375 (K)                                                  281 (K)
                                                              300 (L)                                                  225 (L)
Capitalized interest.....      (1,659)           --            --          (1,659)      (1,100)           --            --
                           ----------      --------      --------     -----------   ----------      --------       -------
Income before income
 tax expense.............      49,003        11,537       (11,256)         49,284       37,205         9,308        (4,520)
Income tax expense.......      18,483       (18,483)           --              --       13,920       (13,920)           --
                           ----------      --------      --------     -----------   ----------      --------       -------
   Net Income............  $   30,520      $ 30,020      $(11,256)         49,284   $   23,285      $ 23,228       $(4,520)
                           ==========      ========      ========                   ==========      ========       =======
General partner's
 interest in net
 income..................                                                    (986)
                                                                      -----------
Limited partners'
 interest in net
 income..................                                             $    48,298
                                                                      ===========
Net income per unit:
  Basic..................                                             $      2.12
                                                                      ===========
  Diluted................                                             $      2.11
                                                                      ===========
Weighted average
 limited partners'
 units outstanding:
  Basic..................                                              22,767,278
                                                                      ===========
  Diluted................                                              22,892,278
                                                                      ===========






                           Pro Forma
                          -----------
Revenues
Sales and other
 operating revenue:
  Affiliates............. $   846,831
  Unaffiliated
   customers.............     413,387
Other income.............       3,474
                          -----------
   Total Revenues........   1,263,692
Costs and Expenses
Cost of products sold
 and operating
 expenses................   1,164,381
Depreciation and
 amortization............      17,682
Selling, general and
 administrative
 expenses................      26,213
                          -----------
   Total Costs and
    Expenses.............   1,208,276
                          -----------
Operating Income.........      55,416
Net interest cost paid to
 affiliates..............          --
Other interest cost and
 debt expense............      14,523


Capitalized interest.....      (1,100)
                          -----------
Income before income
 tax expense.............      41,993
Income tax expense.......          --
                          -----------
   Net Income............      41,993

General partner's
 interest in net
 income..................        (840)
                          -----------
Limited partners'
 interest in net
 income.................. $    41,153
                          ===========
Net income per unit:
  Basic.................. $      1.81
                          ===========
  Diluted................ $      1.80
                          ===========
Weighted average
 limited partners'
 units outstanding:
  Basic..................  22,767,278
                          ===========
  Diluted................  22,892,278
                          ===========

                           (See Accompanying Notes)

                        SUNOCO LOGISTICS PARTNERS L.P.

              NOTES TO PRO FORMA FINANCIAL STATEMENTS (Unaudited)

Note 1:  Basis of Presentation, the Offering and Other Transactions

   The historical financial information is derived from the historical financial statements of Sunoco Logistics (Predecessor). Sunoco Logistics (Predecessor)'s financial statements are a combination of the accounts of a substantial portion of the wholly owned logistics operations of Sunoco, Inc. and subsidiaries (collectively, "Sunoco"). The combined financial statements also include Sunoco Logistics (Predecessor)'s 9.4% investment in Explorer Pipeline Company, a corporate joint venture which is accounted for by the equity method. The equity income from this investment is included in other income in the pro forma statements of income. Most of the assets of Sunoco Logistics (Predecessor) support Sunoco, Inc.'s refining and marketing operations which are conducted primarily by Sunoco, Inc. (R&M) ("Sunoco R&M"). Sunoco Logistics (Predecessor) operates in three principal business segments:
Eastern Pipeline System, Terminal Facilities and Western Pipeline System.

   The pro forma financial statements reflect the following transactions:

   . The contribution of certain assets and liabilities of Sunoco Logistics
     (Predecessor) to Sunoco Logistics Partners L.P. in exchange for the issuance by Sunoco Logistics Partners L.P. to Sunoco Partners LLC of 5,633,639 common units, 11,383,639 subordinated units, the 2% general partner interest in Sunoco Logistics Partners L.P. and the incentive distribution rights;

   . The issuance by Sunoco Logistics Partners L.P. of 5,000,000 common units to the public and 750,000 common units to Sunoco Partners LLC (which assumes the underwriters do not exercise their over-allotment option) at an initial public offering price of $20.25 per common unit resulting in aggregate gross proceeds to Sunoco Logistics Partners L.P. of $116.4 million;

   . The issuance by the operating partnership of Sunoco Logistics Partners
     L.P. of $250 million of ten-year senior notes (the "Senior Notes") at 99.325% of par and the establishment of a three-year $150 million revolving credit facility;

   . The payment of estimated underwriting commissions and offering expenses of $13.1 million and debt financing fees of $3 million;

   . The distribution to Sunoco of the net proceeds from the Senior Notes; and

   . The execution of a pipelines and terminals storage and throughput agreement with Sunoco R&M and an omnibus agreement with Sunoco R&M and Sunoco, Inc. as described in Note 5 below.

   In connection with the transfer of the operations of Sunoco Logistics (Predecessor) to the Partnership, the employees who work in the pipeline, terminalling, storage and crude oil gathering operations, including senior executives, will become employees of Sunoco Partners LLC or its affiliates, wholly owned subsidiaries of Sunoco, Inc. The Partnership will have no employees.

   Upon completion of the offering, Sunoco Logistics Partners L.P. anticipates incurring incremental general and administrative costs (e.g., cost of tax return preparation, annual and quarterly reports to unitholders, investor relations and registrar and transfer agent fees) at an annual rate of approximately $4.0 million, including incremental insurance costs. The pro forma financial statements do not reflect any adjustment for these estimated incremental costs or adjustments in the general and administrative costs allocated to Sunoco Logistics Partners L.P. by Sunoco, Inc. as described in
Note 5 below.

Note 2:  Pro Forma Adjustments and Assumptions

   (A) Reflects elimination of assets and liabilities that will not be contributed by Sunoco, Inc. to Sunoco Logistics Partners L.P. and the removal of current and deferred income tax liabilities which will be

                        SUNOCO LOGISTICS PARTNERS L.P.

retained by Sunoco, Inc. Income taxes will be the responsibility of the unitholders and not Sunoco Logistics Partners L.P. The amounts eliminated from accrued liabilities and other deferred credits and liabilities consist of $15.3 million of environmental liabilities and $4.1 million of other liabilities for which the Partnership will be indemnified by Sunoco, Inc. (see Note 5 below).

   (B) Reflects the estimated proceeds of $116.4 million from the issuance and sale of 5,000,000 common units to the public and 750,000 common units to Sunoco Partners LLC if the underwriters do not exercise their over-allotment option at an initial public offering price of $20.25 per unit.

   (C) Represents the issuance of the Senior Notes.

   (D) Reflects the payment of underwriting commissions and offering expenses of $13.1 million and debt financing fees of $3.0 million. The underwriting commissions and offering expenses will be allocated to the common units issued in the public offering and the debt financing fees will be capitalized and amortized over the life of the Senior Notes.

   (E) Represents the distribution of $245.3 million to Sunoco, Inc., the estimated net proceeds from the issuance of the Senior Notes.

   (F) Reflects the use of net proceeds of $103.4 million from the issuance and sale of the common units to establish the anticipated ongoing level of working capital for the Partnership. The adjustment reflects the replenishment of accounts receivable and inventory which were not contributed to the Partnership by Sunoco, Inc. as well as the establishment of accounts receivable from Sunoco R&M to reflect the payment terms included in the crude oil supply contracts. Previously, the amounts related to the crude oil supply contracts were settled immediately through the net parent investment account.

   (G) Represents the allocation of $203.6 million of net partnership equity contributed by the general partner of which $4.1 million, representing 2% of the contributed amount, is allocated to the general partner interest, $66.1 million is allocated to the 5,633,639 common units, and $133.4 million is allocated to the 11,383,639 subordinated units. The amounts allocated to the common and subordinated units were allocated pro rata based upon the number of such units issued to Sunoco Partners LLC.

   (H) Reflects removal of net interest cost paid to affiliates as the debt due affiliate will not be contributed by Sunoco, Inc. to the Partnership (see Note A above) and the elimination of income tax expense. Income taxes will be the responsibility of the unitholders and not the Partnership.

   (I) Reflects an adjustment to terminalling and storage service revenues generated by the 32 inland refined product terminals, the Marcus Hook Tank Farm, the Inkster LPG terminal, and the Fort Mifflin Terminal Complex, and lease revenue attributable to the interrefinery pipeline. Pursuant to a pipelines and terminals storage and throughput agreement with Sunoco R&M, Sunoco Logistics Partners L.P. will charge Sunoco R&M fees for these services generally comparable to those charged in arm's-length, third-party transactions. Historically, most of the terminalling and throughput services provided by Sunoco Logistics (Predecessor) for Sunoco R&M's refining and marketing operations were at fees that enabled it to recover its costs but not to generate operating income. The pro forma sales and other operating revenue for terminalling and throughput services was determined using the rates provided in the pipelines and terminals storage and throughput agreement and the actual throughput amounts in the respective periods. The 2002 rates in the contract were reduced to the appropriate rates for 2000 and 2001 using the escalation factors provided in the contract. Please read "Business--Our Relationship with Sunoco, Inc.--Pipelines and Terminals Storage and Throughput Agreement with Sunoco R&M.''

   The following table summarizes the historical and pro forma sales and other operating revenue attributable to these assets (in thousands of dollars):

                        SUNOCO LOGISTICS PARTNERS L.P.

                                                                            Year Ended        Nine Months Ended
                                                                       December 31, 2000/(1)/ September 30, 2001
                                                                       ---------------------  ------------------
Sales and other operating revenue attributable to certain terminalling and throughput services and an interrefinery lease:
   Historical (costs incurred in these activities)....................        $48,017              $33,764
   Adjustment.........................................................          7,713                9,707
                                                                              -------              -------
   Pro Forma..........................................................        $55,730              $43,471
                                                                              =======              =======

      --
  (1) Historical sales and other operating revenue includes $5,994 thousand attributable to remediation costs incurred as a result of an oil spill in February 2000 at one of Sunoco Logistics (Predecessor)'s crude oil transfer lines to the Darby Creek Tank Farm. In accordance with the historical transfer pricing methodology, fees charged to Sunoco R&M at the Darby Creek Tank Farm are equal to all of the costs incurred at this facility. (See Note 2 to the Sunoco Logistics Predecessor's historical financial statements.) Pro forma sales and other operating revenue is not impacted by this item as it was determined based upon the contract rates and actual throughput as described above.

   (J) Reflects interest expense as if the Senior Notes were issued on January 1, 2000 (see Note C above). The interest adjustments were computed using the interest rate for the Senior Notes of 7.25%. Also includes amortization of the issuance discount.

   (K) Reflects expense attributable to an annual facility fee on the $150 million revolving credit facility.

   (L) Reflects amortization of debt financing fees over the life of the Senior Notes (see Note C above).

Note 3:  Pro Forma Net Income Per Unit

   Pro forma net income per unit is determined by dividing the pro forma net income that would have been allocated to the common and subordinated unitholders, which is 98% of pro forma net income, by the number of common and subordinated units expected to be outstanding at the closing of the offering. For purposes of the basic net income per unit calculation, the number of common and subordinated units assumed to be outstanding was 22,767,278, while the diluted net income per unit calculation assumed 22,892,278 units were outstanding. The diluted amount includes 125,000 units expected to be granted shortly after this offering under the Sunoco Partners LLC Long-Term Incentive Plan. All units were assumed to have been outstanding since January 1, 2000. Pursuant to the partnership agreement, to the extent that the quarterly distribution exceeds certain targets, the general partner is entitled to certain incentive distributions which will result in less net income proportionately being allocated to the holders of the common units and subordinated units. The pro forma net income per unit calculations assume that no incentive distributions were made to the general partner because no such distribution would have been paid based upon the pro forma available cash from operating surplus for the respective periods.

Note 4:  Description of Equity Interest in Sunoco Logistics Partners L.P.

   The common units and the subordinated units represent limited partner interests in Sunoco Logistics Partners L.P. The holders of units are entitled to participate in partnership distributions and exercise the rights and privileges available to limited partners under the Sunoco Logistics Partners L.P. partnership agreement.

   The common units will have the right to receive a minimum quarterly distribution of available cash from operating surplus of $0.45 per unit, or $1.80 on an annualized basis, plus any arrearages on the common units, before any distribution is made to the holders of subordinated units. In addition, if at any time Sunoco, Inc. and its affiliates own more than 80% of the outstanding common units, the general partner has the right to purchase all of the remaining common units at a price not less than the then-current market price of the common units.

   The subordinated units generally receive quarterly cash distributions only when the common units have received a minimum quarterly distribution of $0.45 per unit for each quarter since the commencement of operations. When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis and the common units will no longer be entitled to arrearages. The subordination period will end

                        SUNOCO LOGISTICS PARTNERS L.P.

when Sunoco Logistics Partners L.P. meets financial tests specified in the partnership agreement but generally cannot end before December 31, 2006. However, if Sunoco Logistics Partners L.P. meets the financial tests for any quarter ending on or after December 31, 2004, 25% of the subordinated units will convert into common units. If these tests are met for any quarter ending on or after December 31, 2005, an additional 25% of the subordinated units will convert into common units. The early conversion of the second 25% of the subordinated units may not occur until at least one year after the early conversion of the first 25% of the subordinated units.

   The general partner interest is entitled to at least 2% of all distributions made by Sunoco Logistics Partners L.P. In addition, the general partner holds incentive distribution rights, which allow the general partner to receive a higher percentage of quarterly distributions of available cash after the minimum quarterly distributions have been achieved, and as additional target levels are met. The higher percentages range from 15% up to 50%. The pro forma financial statements assume that no incentive distributions were made to the general partner. In subsequent periods, Sunoco Logistics Partners L.P. will apply the hypothetical liquidation at book value method in allocating income to the various partnership interests.

Note 5:  Agreements with Sunoco R&M and Sunoco, Inc.

   Concurrent with the closing of this offering, Sunoco, Inc. and its affiliates and Sunoco Logistics Partners L.P. intend to enter into the following agreements.

   Pipelines and Terminals Storage and Throughput Agreement with Sunoco
R&M. Under this agreement, Sunoco R&M will agree to pay Sunoco Logistics Partners L.P. a minimum level of revenues for transporting and terminalling refined products. Sunoco R&M will also agree to minimum throughputs of refined products and crude oil in the Partnership's Inkster Terminal, Fort Mifflin Terminal Complex, Marcus Hook Tank Farm and certain crude oil pipelines. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview--Agreements with Sunoco R&M and Sunoco, Inc.''

   Omnibus Agreement. Historically, Sunoco, Inc. has allocated a portion of its general and administrative expenses to its pipeline, terminalling and storage operations to cover costs of centralized corporate functions such as legal, accounting, treasury, engineering, information technology and insurance. The allocation was $9.1 million, $9.0 million and $10.1 million for the years ended December 31, 1998, 1999 and 2000, respectively, and $7.2 million and $8.2 million (unaudited) for the first nine months of 2000 and 2001, respectively.

   Under the omnibus agreement, Sunoco, Inc. will continue to provide these services for three years for an annual administrative fee initially in the amount of $8.0 million, which may be increased in the second and third years following this offering by the lesser of 2.5% or the consumer price index for the applicable year. These costs may also increase if the Partnership makes an acquisition or constructs additional assets that require an increase in the level of general and administrative services received by the Partnership from the general partner or Sunoco, Inc. The $8.0 million fee includes expenses incurred by Sunoco, Inc. and its affiliates to perform centralized corporate functions, such as legal, accounting, treasury, engineering, information technology, insurance and other corporate services, including the administration of employee benefit plans. This fee does not include salaries of pipeline and terminal personnel or other employees of the general partner, including senior executives, or the cost of their employee benefits, such as 401(k), pension, and health insurance benefits. The Partnership will also reimburse Sunoco, Inc. and its affiliates for these costs and other direct expenses incurred on the Partnership's behalf. The Partnership will have no employees. In addition, the Partnership anticipates incurring additional general and administrative costs, including costs for tax return preparation, annual and quarterly reports to unitholders, investor relations, registrar and transfer agent fees, and other costs related to operating as a separate publicly held entity. The Partnership estimates that these incremental costs will be approximately $4.0 million per year, including incremental insurance costs.

   Under the omnibus agreement, Sunoco R&M will reimburse Sunoco Logistics Partners L.P. for operating expenses and capital expenditures in excess of $8.0 million per year (up to an aggregate maximum of $15.0 million over a five-year period) incurred to comply with the U.S. Department of Transportation's pipeline

                        SUNOCO LOGISTICS PARTNERS L.P.

integrity management rule. Based on historical integrity tests conducted since 1989, Sunoco Logistics Partners L.P. estimates that compliance with this rule will cost the Partnership approximately $8.0 million per year for five years, or a total of $40.0 million, for all pipelines in its Eastern and Western Pipeline Systems that are subject to this rule. In addition, Sunoco R&M will, at its expense, complete for Sunoco Logistics Partners L.P.'s Darby Creek Tank Farm certain tank maintenance and inspection projects now in progress or expected to be completed within one year from the closing of this offering. Sunoco R&M estimates total costs to complete these projects will be approximately $4.0 million. Sunoco R&M will also reimburse Sunoco Logistics Partners L.P. for up to $10.0 million of expenditures required at the Darby Creek and Marcus Hook Tank Farms to maintain compliance with existing industry standards and regulatory requirements. The Partnership will reflect outlays for these programs as operating expenses or capital expenditures, as appropriate. Capital expenditures would be depreciated over their useful lives. The reimbursement by Sunoco R&M will be reflected as a capital contribution.

   Sunoco, Inc. will agree to indemnify Sunoco Logistics Partners L.P. for 30 years from environmental and toxic tort liabilities related to the assets contributed to the Partnership that arise from the operation of such assets prior to the closing of this offering. Sunoco, Inc. will be obligated to indemnify the Partnership for 100% of all losses asserted within the first 21 years of closing. Sunoco, Inc.'s share of liability for claims asserted thereafter will decrease by 10% a year. For example, for a claim asserted during the twenty-third year after closing, Sunoco, Inc. would be required to indemnify the Partnership for 80% of its loss. There is no monetary cap on the amount of indemnity coverage provided by Sunoco, Inc. Sunoco Logistics Partners L.P. has agreed to indemnify Sunoco, Inc. and its affiliates for events and conditions associated with the operation of the Partnership's assets that occur on or after the closing of this offering and for environmental and toxic tort liabilities to the extent Sunoco, Inc. is not required to indemnify the Partnership.

   Sunoco, Inc. also will indemnify Sunoco Logistics Partners L.P. for liabilities, other than environmental and toxic tort liabilities related to the assets contributed to the Partnership, that arise out of Sunoco, Inc. and its affiliates' ownership and operation of the assets prior to the closing of this offering and that are asserted within 10 years after closing. In addition, Sunoco, Inc. will indemnify the Partnership from liabilities relating to certain defects in title to the assets contributed to the Partnership and associated with failure to obtain certain consents and permits necessary to conduct its business that arise within 10 years after closing as well as from liabilities relating to legal actions currently pending against Sunoco, Inc. or its affiliates and events and conditions associated with any assets retained by Sunoco, Inc. or its affiliates.

   In addition, Sunoco, Inc. and its affiliates will agree, subject to certain exceptions, not to engage in, whether by acquisition or otherwise, the business of purchasing crude oil at the wellhead, or operating crude oil pipelines or terminals, refined products pipelines or terminals, or LPG terminals in the continental United States.

   Other Agreements with Sunoco R&M and Sunoco, Inc. Under various other agreements, Sunoco R&M will, among other things, purchase from the Partnership at market-based rates particular grades of crude oil that the Partnership's crude oil acquisition and marketing business purchases for delivery to pipelines in: Longview, Trent, Tye, and Colorado City, Texas; Haynesville, Louisiana; Marysville and Lewiston, Michigan; and Tulsa, Oklahoma. At Marysville and Lewiston, Michigan, the Partnership exchanges Michigan sweet and Michigan sour crude oil it owns for domestic sweet crude oil supplied by Sunoco R&M at market-based rates. The initial term of these agreements is two months. These agreements will automatically renew on a monthly basis unless terminated by either party on 30 days' written notice. Sunoco R&M will also agree to lease from the Partnership the 58 miles of interrefinery pipelines between Sunoco R&M's Philadelphia and Marcus Hook refineries for a term of 20 years. The Partnership will enter into a license agreement with Sunoco, Inc. and certain of its affiliates, including Sunoco Partners LLC, pursuant to which the Partnership will grant to Sunoco Partners LLC a license to the Partnership's intellectual property so that Sunoco Partners LLC can manage the Partnership's operations and create intellectual property using the Partnership's intellectual property. Sunoco Partners LLC will assign to the Partnership the new intellectual property it creates in operating the Partnership's business. Sunoco Partners LLC will also license to the Partnership certain of its own intellectual property for use in the conduct of the Partnership's business and the Partnership will license to Sunoco Partners LLC certain of the

                        SUNOCO LOGISTICS PARTNERS L.P.

Partnership's intellectual property for use in the conduct of its business. The license agreement will also grant to the Partnership a license to use the trademarks, trade names, and service marks of Sunoco, Inc. in the conduct of the Partnership's business. The Partnership also will enter into a treasury services agreement with Sunoco, Inc. pursuant to which it will, among other things, participate in Sunoco, Inc.'s centralized cash management program. Under this program, all of the Partnership's cash receipts and cash disbursements will be processed, together with those of Sunoco, Inc. and its other subsidiaries, through Sunoco, Inc.'s cash accounts with a corresponding credit or charge to an intercompany account. The intercompany balances will be settled periodically, but no less frequently than at the end of each month. Amounts due from Sunoco, Inc. and its subsidiaries will earn interest at a rate equal to the average rate of the Partnership's third-party money market investments, while amounts due to Sunoco, Inc. and its subsidiaries bear interest at a rate equal to the interest rate provided in the Partnership's revolving credit facility.

                        REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of
Sunoco Partners LLC:

   We have audited the accompanying combined balance sheets of Sunoco Logistics (Predecessor) (the "Predecessor") as of December 31, 2000 and 1999 and the related combined statements of income and net parent investment and of cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Predecessor's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Sunoco Logistics (Predecessor) at December 31, 2000 and 1999 and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                                     ERNST & YOUNG LLP

Philadelphia, Pennsylvania
December 14, 2001

                        SUNOCO LOGISTICS (PREDECESSOR)

                            COMBINED BALANCE SHEETS
                                (in thousands)

                                                           December 31,    September 30,
                                                         ----------------- -------------
                                                           1999     2000       2001
                                                         -------- -------- -------------
                                                                            (Unaudited)
Assets
Current Assets
Accounts receivable, affiliated companies (Note 2)...... $  9,006 $  6,753   $  5,924
Accounts receivable, net................................  187,992  258,044    183,796
Note receivable from affiliate (Note 2).................       --       --     20,000
Inventories (Note 3)....................................   12,669   18,683     25,623
Deferred income taxes (Note 4)..........................    2,130    4,426         --
                                                         -------- --------   --------
   Total Current Assets.................................  211,797  287,906    235,343
Properties, plants and equipment, net (Note 5)..........  481,967  518,605    541,441
Note receivable from affiliate (Note 2).................       --   20,000         --
Deferred charges and other assets.......................   18,385   19,445     20,864
                                                         -------- --------   --------
   Total Assets......................................... $712,149 $845,956   $797,648
                                                         ======== ========   ========
Liabilities and Net Parent Investment
Current Liabilities
Accounts payable........................................ $277,975 $372,460   $279,251
Accrued liabilities.....................................   24,249   26,299     20,227
Short-term borrowings due affiliate (Note 2)............       --   45,000     50,000
Current portion of long-term debt due affiliate (Note 2)       --       --     50,000
Current portion of long-term debt (Note 6)..............      186      205        226
Taxes payable...........................................   17,290   18,958     18,314
Deferred income taxes...................................       --       --        138
                                                         -------- --------   --------
   Total Current Liabilities............................  319,700  462,922    418,156
Long-term debt due affiliate (Note 2)...................   90,000  140,000     90,000
Long-term debt (Note 6).................................    5,101    4,838      4,617
Deferred income taxes (Note 4)..........................   63,296   70,932     75,790
Other deferred credits and liabilities..................   10,969   10,241     10,135
Commitments and contingent liabilities (Note 7)
Net parent investment (Note 2)..........................  223,083  157,023    198,950
                                                         -------- --------   --------
   Total Liabilities and Net Parent Investment.......... $712,149 $845,956   $797,648
                                                         ======== ========   ========

                           (See Accompanying Notes)

                        SUNOCO LOGISTICS (PREDECESSOR)

            COMBINED STATEMENTS OF INCOME AND NET PARENT INVESTMENT
                                (in thousands)

                                                        Year Ended               Nine Months Ended
                                                       December 31,                September 30,
                                              ------------------------------  ----------------------
                                                1998      1999       2000        2000        2001
                                              --------  --------  ----------  ----------  ----------
                                                                                    (Unaudited)
Revenues
Sales and other operating revenue:
   Affiliates (Note 2)....................... $570,332  $764,133  $1,301,079  $  964,885  $  837,124
   Unaffiliated customers....................  124,869   210,069     507,532     364,475     413,387
Other income.................................    5,022     6,133       5,574       4,032       3,474
                                              --------  --------  ----------  ----------  ----------
       Total Revenues........................  700,223   980,335   1,814,185   1,333,392   1,253,985
Costs and Expenses
Cost of products sold and operating expenses.  583,587   866,610   1,699,541   1,247,403   1,164,381
Depreciation and amortization................   18,622    19,911      20,654      15,217      17,682
Selling, general and administrative expenses.   29,890    27,461      34,683      25,971      26,213
                                              --------  --------  ----------  ----------  ----------
       Total Costs and Expenses..............  632,099   913,982   1,754,878   1,288,591   1,208,276
                                              --------  --------  ----------  ----------  ----------
Operating Income.............................   68,124    66,353      59,307      44,801      45,709
Net interest cost paid to affiliates (Note 2)    7,518     7,196      11,537       7,459       9,308
Other interest cost..........................        7       110         426         323         296
Capitalized interest.........................     (408)     (819)     (1,659)     (1,142)     (1,100)
                                              --------  --------  ----------  ----------  ----------
Income before income tax expense.............   61,007    59,866      49,003      38,161      37,205
Income tax expense (Note 4)..................   23,116    22,488      18,483      14,411      13,920
                                              --------  --------  ----------  ----------  ----------
Net Income................................... $ 37,891  $ 37,378  $   30,520  $   23,750  $   23,285
                                              ========  ========  ==========  ==========  ==========
Net Parent Investment
At beginning of period....................... $205,604  $235,478  $  223,083  $  223,083  $  157,023
Net income...................................   37,891    37,378      30,520      23,750      23,285
Contributions from (distributions to) parent.   (8,017)  (49,773)    (96,580)    (69,942)     18,642
                                              --------  --------  ----------  ----------  ----------
At end of period............................. $235,478  $223,083  $  157,023  $  176,891  $  198,950
                                              ========  ========  ==========  ==========  ==========

                           (See Accompanying Notes)

                        SUNOCO LOGISTICS (PREDECESSOR)

                       COMBINED STATEMENTS OF CASH FLOWS
                                (in thousands)

                                                                Year Ended             Nine Months Ended
                                                               December 31,              September 30,
                                                      ------------------------------  -------------------
                                                        1998       1999       2000      2000      2001
                                                      ---------  ---------  --------  --------  ---------
                                                                                          (Unaudited)
Increases (Decreases) in Cash
Cash Flows from Operating Activities:
Net Income........................................... $  37,891  $  37,378  $ 30,520  $ 23,750  $  23,285
Adjustments to reconcile net income to net cash
  provided by operating activities:
   Depreciation and amortization.....................    18,622     19,911    20,654    15,217     17,682
   Deferred income tax expense.......................     5,820      4,046     5,340     4,169      9,422
   Changes in working capital pertaining to
     operating activities:
       Accounts receivable, affiliated companies.....     4,817     (5,556)    2,253     1,886        829
       Accounts receivable...........................    74,775   (125,624)  (70,052)  (96,432)    74,248
       Inventories...................................      (566)     9,943    (6,014)   (4,424)    (6,940)
       Accounts payable and accrued liabilities......  (102,673)   177,054    96,408   122,097   (101,887)
       Taxes payable.................................       878      3,930     1,668      (268)      (644)
   Other.............................................     5,386      4,083    (1,661)   (3,905)     1,081
                                                      ---------  ---------  --------  --------  ---------
Net cash provided by operating activities............    44,950    125,165    79,116    62,090     17,076
                                                      ---------  ---------  --------  --------  ---------

Cash Flows from Investing Activities:
Capital expenditures.................................   (36,947)   (46,958)  (57,921)  (36,075)   (40,222)
Acquisition of crude oil transportation and
  marketing operations of Pride Companies, L.P.,
  net of debt assumed of $5,334 (Note 10)............        --    (29,576)       --        --         --
Loan to affiliate....................................        --         --   (20,000)       --         --
Other................................................        14      1,414       629      (893)      (296)
                                                      ---------  ---------  --------  --------  ---------
Net cash used in investing activities ...............   (36,933)   (75,120)  (77,292)  (36,968)   (40,518)
                                                      ---------  ---------  --------  --------  ---------

Cash Flows from Financing Activities:
Net proceeds from short-term borrowings due
  affiliate..........................................        --         --    45,000    45,000      5,000
Proceeds from issuance of long-term debt to affiliate        --         --    50,000        --         --
Repayments of long-term debt.........................        --       (272)     (244)     (180)      (200)
Contributions from (distributions to) parent.........    (8,017)   (49,773)  (96,580)  (69,942)    18,642
                                                      ---------  ---------  --------  --------  ---------
Net cash provided by (used in) financing activities..    (8,017)   (50,045)   (1,824)  (25,122)    23,442
                                                      ---------  ---------  --------  --------  ---------
Net change in cash...................................        --         --        --        --         --
Cash at beginning of period..........................        --         --        --        --         --
                                                      ---------  ---------  --------  --------  ---------
Cash at end of period................................ $      --  $      --  $     --  $     --  $      --
                                                      =========  =========  ========  ========  =========

                           (See Accompanying Notes)

                        SUNOCO LOGISTICS (PREDECESSOR)

               NOTES TO HISTORICAL COMBINED FINANCIAL STATEMENTS

1.  Summary of Significant Accounting Policies

  Principles of Combination and Description of Business

   The accompanying combined financial statements consist of the accounts of a substantial portion of the wholly owned logistics operations of Sunoco, Inc. (collectively, "Sunoco Logistics (Predecessor)" or the "Predecessor"), after elimination of all balances and transactions within the combined group of operations. The combined financial statements also include Sunoco Logistics (Predecessor)'s 9.4% investment in Explorer Pipeline Company, a corporate joint venture which is accounted for by the equity method. The equity income from this investment is included in other income in the combined statements of income and net parent investment. The Predecessor's operations are to be transferred to Sunoco Logistics Partners L.P. (the "Partnership"), a newly formed Delaware limited partnership. Most of the assets of Sunoco Logistics (Predecessor) support Sunoco, Inc.'s refining and marketing operations which are conducted primarily by Sunoco, Inc. (R&M) ("Sunoco R&M"). The Predecessor operates in three principal business segments: Eastern Pipeline System, Terminal Facilities and Western Pipeline System.

   The Eastern Pipeline System transports refined products in the Northeast and Midwest largely for Sunoco R&M's Philadelphia, PA, Marcus Hook, PA and Toledo, OH refineries. The Eastern Pipeline System also transports crude oil on a pipeline in Ohio and Michigan that supplies both Sunoco R&M's Toledo refinery and third-party refineries. This segment also includes an interrefinery pipeline between Sunoco R&M's Marcus Hook and Philadelphia refineries and the equity interest in Explorer Pipeline Company, which transports refined products from the Gulf Coast to numerous terminals throughout the Midwest.

   The Terminal Facilities segment includes a network of 32 refined product terminals in the Northeast and Midwest that distribute products primarily to Sunoco R&M's retail outlets, an 11.2 million-barrel marine crude oil terminal on the Texas Gulf Coast and a one million barrel liquefied petroleum gas ("LPG") storage facility near Detroit, MI. This segment also owns and operates one inland and two marine crude oil terminals and the related storage facilities and pipelines that supply all of the crude oil processed by Sunoco R&M's Philadelphia refinery. Finally, this segment includes a two million barrel refined product storage terminal in Marcus Hook, PA that is used by Sunoco R&M's Marcus Hook refinery to source barrels to the Predecessor's pipelines.

   The Western Pipeline System acquires, transports and markets crude oil principally in Oklahoma and Texas for Sunoco R&M's Tulsa, OK and Toledo, OH refineries and also for other customers.

  Basis of Presentation

   The accompanying combined financial statements reflect historical cost-basis amounts of the Predecessor and include charges from Sunoco, Inc. and its subsidiaries (collectively, "Sunoco") for direct costs and allocations of indirect corporate overhead. Management of the Predecessor believes that the allocation methods are reasonable, and that the allocations are representative of the costs that would have been incurred on a stand-alone basis.

  Interim Financial Data

   The interim financial data are unaudited; however, in the opinion of management, the interim financial data include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for the nine-month periods ended September 30, 2000 and 2001. The interim financial data are presented in accordance with the requirements of accounting principles generally accepted in the United States for interim financial reporting. The information does not include all disclosures normally contained in annual financial statements and is not necessarily indicative of the results for the full year 2001.

                        SUNOCO LOGISTICS (PREDECESSOR)

  Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from these estimates.

  Revenue Recognition

   Crude oil gathering and marketing revenues are recognized when title to the crude oil is transferred to the customer. Revenues are not recognized for crude oil exchange transactions which are entered into primarily to acquire crude oil of a desired quality or to reduce transportation costs by taking delivery closer to the Predecessor's end markets. Any net differential for exchange transactions is recorded as an adjustment of inventory costs in the purchases component of cost of products sold and operating expenses in the combined statements of income and net parent investment. Such amounts are not deemed to be material. Terminalling and storage revenues are recognized at the time the services are provided. Pipeline revenues are recognized upon delivery of the barrels to the location designated by the shipper.

   Affiliated revenues consist of sales of crude oil as well as the provision of crude oil and refined product pipeline transportation, terminalling and storage services to Sunoco R&M. Affiliated revenues reflect transfer prices consistently used to prepare segment information for Sunoco, Inc.'s historical consolidated financial statements. Sales of crude oil to affiliates are computed using the formula-based pricing mechanism of a supply agreement with Sunoco R&M. Management of the Predecessor believes these terms to be comparable to those that could be negotiated with an unrelated third party. Pipeline revenues from affiliates are generally determined using posted third-party tariffs. Affiliated revenues from terminalling and storage are generally equal to all of the costs incurred for these activities, including operating, maintenance and environmental remediation expenditures.

  Inventories

   Inventories are valued at the lower of cost or market. Crude oil reflects an allocation to the Predecessor by Sunoco R&M of the Predecessor's share of Sunoco R&M's crude oil inventory, the cost of which has been determined using the last-in, first-out method ("LIFO"). Under this allocation methodology, the cost of products sold consists of the actual crude oil acquisition costs of the Predecessor. Such costs are adjusted to reflect increases or decreases in crude oil inventory quantities, which are valued based on the changes in Sunoco, Inc.'s LIFO inventory layers. Effective with the transfer of the Predecessor's operations to the Partnership, the Partnership will maintain a separate LIFO pool and all LIFO computations will be made on a stand-alone basis. The cost of materials, supplies and other inventories is determined using principally the average cost method.

  Properties, Plants and Equipment

   Properties, plants and equipment are stated at cost. Additions to properties, plants and equipment, including replacements and improvements, are recorded at cost. Repair and maintenance expenditures are charged to expense as incurred. Depreciation is provided principally using the straight-line method based on the estimated useful lives of the related assets. For certain interstate pipelines, the depreciation rate is applied to the net asset value based on FERC requirements. When FERC-regulated property, plant and equipment is retired or otherwise disposed of, the cost less net proceeds is charged to accumulated depreciation and amortization, except that gains and losses for those groups are reflected in other income in the combined statements of income and net parent investment for unusual disposals. Gains and losses on the disposal of non-FERC properties, plants and equipment are reflected in other income in the combined statements of income and net parent investment.

                        SUNOCO LOGISTICS (PREDECESSOR)

  Environmental Remediation

   The Predecessor accrues environmental remediation costs for work at identified sites where an assessment has indicated that cleanup costs are probable and reasonably estimable. Such accruals are undiscounted and are based on currently available information, estimated timing of remedial actions and related inflation assumptions, existing technology and presently enacted laws and regulations.

  Income Taxes

   The Predecessor is included in the consolidated federal income tax return filed by Sunoco, Inc. However, the provision for federal income taxes included in the combined statements of income and net parent investment and the deferred tax amounts reflected in the combined balance sheets have been determined on a separate-return basis. Any current federal income tax amounts due on a separate-return basis are settled with Sunoco, Inc. through the net parent investment account.

2.  Related Party Transactions

  Accounts Receivable, Affiliated Companies

   Substantially all of the related party transactions discussed below are settled immediately through the net parent investment account. The balance in accounts receivable from affiliated companies represents the net amount owed to the Predecessor by Sunoco R&M related to the remaining intercompany transactions.

   Affiliated revenues in the combined statements of income and net parent investment consist of sales of crude oil as well as the provision of crude oil and refined product pipeline transportation, terminalling and storage services to Sunoco R&M. Affiliated revenues reflect transfer prices consistently used to prepare segment information for Sunoco, Inc.'s historical consolidated financial statements. Sales of crude oil are computed using the formula-based pricing mechanism of a supply agreement with Sunoco R&M. Management of the Predecessor believes these terms to be comparable to those that could be negotiated with an unrelated third party. Pipeline revenues are generally determined using posted third-party tariffs. Revenues from terminalling and storage are generally equal to all of the costs incurred for these activities, including operating, maintenance and environmental remediation expenditures.

   Selling, general and administrative expenses in the combined statements of income and net parent investment include costs allocated to the Predecessor totaling $9.1 million, $9.0 million and $10.1 million for the years ended December 31, 1998, 1999 and 2000, respectively, and $7.2 million and $8.2 million (unaudited) for the nine months ended September 30, 2000 and 2001, respectively. These expenses incurred by Sunoco cover costs of centralized corporate functions such as legal, accounting, treasury, engineering, information technology, insurance and other corporate services. Such expenses are based on amounts negotiated between the parties, which approximate Sunoco's cost of providing such services.

   Costs of employees who work in the pipeline, terminalling, storage and crude oil gathering operations, including senior executives, are charged directly to the Predecessor and such charges include salary and employee benefit costs. Employee benefits include non-contributory defined benefit retirement plans, defined contribution 401(k) plans, employee and retiree medical, dental and life insurance plans, incentive compensation plans (i.e., cash and stock awards) and other such benefits. The Predecessor's share of allocated Sunoco employee benefit plan expenses was $16.3 million, $13.3 million and $18.7 million for the years ended December 31, 1998, 1999 and 2000, respectively, and $13.9 million and $14.0 million (unaudited) for the nine months ended September 30, 2000 and 2001, respectively. These expenses are reflected primarily in cost of

                        SUNOCO LOGISTICS (PREDECESSOR)
products sold and operating expenses in the combined statements of income and net parent investment. In connection with the transfer of the Predecessor's operations to the Partnership, these employees, including senior executives, will become employees of the Partnership's general partner or its affiliates, wholly owned subsidiaries of Sunoco, Inc. The Partnership will have no employees.

  Note Receivable from Affiliate

   Effective October 1, 2000, the Predecessor loaned $20.0 million to Sunoco. The loan, which is evidenced by a note due January 1, 2002, earns interest at a rate based on the short-term applicable federal rate established by the Internal Revenue Service. The interest rate on this note at December 31, 2000 was 8.26%.

  Short-Term Borrowings due Affiliate

   At December 31, 2000, the Predecessor had two short-term notes totaling $45.0 million payable to Sunoco. The notes bear interest at a rate based on the short-term applicable federal rate established by the Internal Revenue Service. The weighted-average interest rate related to these notes was 6.86% at December 31, 2000.

  Long-term Debt due Affiliate

   The Predecessor has the following notes payable to Sunoco (in thousands of dollars):

                                                           December 31,
                                                         ----------------
                                                          1999     2000
                                                         ------- --------
Variable-rate note due 2002 (8.22% at December 31, 2000) $    -- $ 50,000
Variable-rate note due 2002 (9.50% at December 31, 2000)  25,000   25,000
Variable-rate note due 2004 (9.50% at December 31, 2000)  25,000   25,000
Variable-rate note due 2005 (9.50% at December 31, 2000)  40,000   40,000
                                                         ------- --------
                                                         $90,000 $140,000
                                                         ======= ========

   The 8.22% note bears interest at a rate based on the short-term applicable federal rate established by the Internal Revenue Service, while the 9.50% notes bear interest based on the prime rate.

  Net Parent Investment

   The net parent investment represents a net balance resulting from the settlement of intercompany transactions (including federal income taxes) between the Predecessor and Sunoco as well as Sunoco's ownership interest in the net assets of the Predecessor. It also reflects the Predecessor's participation in Sunoco's central cash management program, wherein all of the Predecessor's cash receipts are remitted to Sunoco and all cash disbursements are funded by Sunoco. There are no terms of settlement or interest charges attributable to this balance. The net parent investment excludes amounts loaned to/borrowed from Sunoco evidenced by interest-bearing notes.

3.  Inventories

   The components of inventories were as follows (in thousands of dollars):

                               December 31,   September 30,
                              --------------- -------------
                               1999    2000       2001
                              ------- ------- -------------
                                               (Unaudited)
Crude oil.................... $11,470 $17,456    $24,374
Materials, supplies and other   1,199   1,227      1,249
                              ------- -------    -------
                              $12,669 $18,683    $25,623
                              ======= =======    =======

   The current replacement cost of all crude oil inventory exceeded its carrying value by $30.6 million and $34.4 million at December 31, 1999 and 2000, respectively, and $31.6 million (unaudited) at September 30, 2001.

                        SUNOCO LOGISTICS (PREDECESSOR)

4.  Income Taxes

   The components of income tax expense are as follows (in thousands of dollars):

                                 1998    1999    2000
                                ------- ------- -------
Income taxes currently payable:
   U.S. federal................ $14,430 $15,386 $10,965
   State.......................   2,866   3,056   2,178
                                ------- ------- -------
                                 17,296  18,442  13,143
                                ------- ------- -------
Deferred taxes:
   U.S. federal................   4,855   3,376   4,455
   State.......................     965     670     885
                                ------- ------- -------
                                  5,820   4,046   5,340
                                ------- ------- -------
                                $23,116 $22,488 $18,483
                                ======= ======= =======

   The reconciliation of the income tax expense at the U.S. statutory rate to the income tax expense is as follows (in thousands of dollars):

                                                             1998     1999     2000
                                                            -------  -------  -------
Income tax expense at U.S. statutory rate of 35%........... $21,352  $20,953  $17,151
Increase (reduction) in income taxes resulting from:
   State income taxes net of Federal income tax effects....   2,490    2,422    1,991
   Dividend exclusion for joint venture pipeline operation.    (952)  (1,125)    (923)
   Other...................................................     226      238      264
                                                            -------  -------  -------
                                                            $23,116  $22,488  $18,483
                                                            =======  =======  =======

   The effects of temporary differences that comprise the net deferred income tax liability are as follows (in thousands of dollars):

                                             December 31,
                                          ------------------
                                            1999      2000
                                          --------  --------
Deferred tax assets:
   Environmental remediation liabilities. $  6,390  $  6,519
   Other liabilities not yet deductible..    4,148     4,426
   Other.................................    2,847     3,426
                                          --------  --------
                                            13,385    14,371
                                          --------  --------
Deferred tax liabilities:
   Inventories...........................   (3,087)   (1,836)
   Properties, plants and equipment......  (71,464)  (79,041)
                                          --------  --------
                                           (74,551)  (80,877)
                                          --------  --------
Net deferred income tax liability........ $(61,166) $(66,506)
                                          ========  ========

                        SUNOCO LOGISTICS (PREDECESSOR)

   Cash payments for income taxes (including amounts paid to Sunoco) amounted to $16.0 million, $16.7 million and $11.9 million in 1998, 1999 and 2000, respectively.

   The net deferred income tax liability is classified in the combined balance sheets as follows (in thousands of dollars):

                                                                   December 31,
                                                                ------------------
                                                                  1999      2000
                                                                --------  --------
Current asset.................................................. $  2,130  $  4,426
Noncurrent liability...........................................  (63,296)  (70,932)
                                                                --------  --------
                                                                $(61,166) $(66,506)
                                                                ========  ========

5.  Properties, Plants and Equipment

   The components of net properties, plants and equipment were as follows (in thousands of dollars):

                                                                    December 31,
                                                      Estimated   -----------------
                                                     Useful Lives   1999     2000
                                                     ------------ -------- --------
Land and land improvements (including rights of way)    20-60     $ 49,705 $ 50,183
Pipeline and related assets.........................    38-60      393,075  425,093
Terminals and storage facilities....................     5-44      280,374  296,898
Other...............................................     5-48       57,982   61,542
Construction-in-progress............................       --       39,879   38,249
                                                                  -------- --------
                                                                   821,015  871,965
Less: Accumulated depreciation and amortization.....               339,048  353,360
                                                                  -------- --------
                                                                  $481,967 $518,605
                                                                  ======== ========

6.  Long-Term Debt

   In connection with the acquisition of the crude oil transportation and marketing operations of Pride Companies, L.P. on October 1, 1999 (Note 10), the Predecessor assumed a $5.3 million note. The note is due in 2014 with interest payable at an annual rate of 8%. The note is secured by certain of the acquired assets. The amount of this note and the long-term debt due affiliate (Note 2) maturing in the years 2001 through 2005 is as follows (in thousands of dollars):

                                                       Pride Long-Term Debt
                                                       Note  Due Affiliate   Total
                                                       ----- -------------- -------
2001.................................................. $205     $    --     $   205
2002.................................................. $225     $75,000     $75,225
2003.................................................. $243     $    --     $   243
2004.................................................. $265     $25,000     $25,265
2005.................................................. $285     $40,000     $40,285

   Cash payments for interest related to the Pride note and amounts due affiliates were $7.5 million, $7.3 million and $12.4 million in 1998, 1999 and 2000, respectively.

                        SUNOCO LOGISTICS (PREDECESSOR)

7.  Commitments and Contingent Liabilities

   The Predecessor, as lessee, has noncancelable operating leases for land, office space and equipment. Total rental expense for 1998, 1999 and 2000 amounted to $2.8 million, $3.6 million and $5.4 million, respectively. The aggregate amount of future minimum annual rentals as of December 31, 2000 applicable to noncancelable operating leases is as follows (in thousands of dollars):

                        Year Ending December 31:
                           2001................. $1,616
                           2002.................  1,235
                           2003.................    802
                           2004.................    358
                           2005.................     25
                                                 ------
                           Total................ $4,036
                                                 ======

   The Predecessor is subject to numerous federal, state and local laws which regulate the discharge of materials into the environment or that otherwise relate to the protection of the environment. These laws result in liabilities and loss contingencies for remediation at the Predecessor's facilities and at third-party or formerly owned sites. The accrued liability for environmental remediation is classified in the combined balance sheets as follows (in thousands of dollars):

                                              December 31,   September 30,
                                             --------------- -------------
                                              1999    2000       2001
                                             ------- ------- -------------
                                                              (Unaudited)
      Accrued liabilities................... $ 5,987 $ 6,333    $ 6,632
      Other deferred credits and liabilities   9,224   9,082      8,672
                                             ------- -------    -------
                                             $15,211 $15,415    $15,304
                                             ======= =======    =======

   The accrued liability for environmental remediation does not include any amounts attributable to unasserted claims, nor have any recoveries from insurance been assumed. It is expected that the amounts accrued will be paid over approximately ten years.

   Pretax charges against (benefits to) income for environmental remediation totaled $(0.7) million, $3.9 million and $8.5 million in the years ended December 31, 1998, 1999 and 2000, respectively, and $8.1 million and $3.9 million (unaudited) in the nine months ended September 30, 2000 and 2001, respectively.

   Total future costs for environmental remediation activities will depend upon, among other things, the identification of any additional sites, the determination of the extent of the contamination at each site, the timing and nature of required remedial actions, the technology available and needed to meet the various existing legal requirements, the nature and extent of future environmental laws, inflation rates and the determination of the Predecessor's liability at multi-party sites, if any, in light of uncertainties with respect to joint and several liability, and the number, participation levels and financial viability of other parties.

   The Predecessor is a party to certain pending and threatened claims. Although the ultimate outcome of these claims cannot be ascertained at this time, it is reasonably possible that some portion of them could be resolved unfavorably to the Predecessor. Management of the Predecessor does not believe that any liabilities which may

                        SUNOCO LOGISTICS (PREDECESSOR)
arise from such claims and the environmental matters discussed above would be material in relation to the financial position of the Predecessor at December 31, 2000 and September 30, 2001. Furthermore, management of the Predecessor does not believe that the overall costs for such matters will have a material impact, over an extended period of time, on the Predecessor's operations, cash flows or liquidity.

   In connection with the contribution of the Predecessor's business to the Partnership, Sunoco, Inc. has agreed to indemnify the Partnership from environmental and toxic tort liabilities and certain other liabilities. A detailed discussion of the terms of this indemnification is contained in Note 13.

8.  Investment in Explorer Pipeline Company

   The following table provides summarized financial information on a 100% basis for Explorer Pipeline Company (in thousands of dollars):

                                               1998     1999     2000
                                             -------- -------- --------
        Income Statement Data:
        Total revenues...................... $131,828 $150,776 $146,719
        Income before income taxes.......... $ 64,809 $ 78,886 $ 61,655
        Net income.......................... $ 40,642 $ 50,170 $ 38,859
        Balance Sheet Data (as of year end):
        Current assets...................... $ 23,173 $ 27,601 $ 35,012
        Noncurrent assets................... $135,174 $132,010 $129,935
        Current liabilities................. $ 41,096 $ 17,328 $ 24,320
        Noncurrent liabilities.............. $115,382 $140,573 $139,953
        Net equity.......................... $  1,869 $  1,710 $    674

9.  Financial Instruments and Concentration of Credit Risk

   The Predecessor's current assets (other than inventories and deferred income taxes) and current liabilities are financial instruments. The estimated fair value of these financial instruments approximates their carrying amounts. The estimated fair values of the long-term debt (primarily amounts due affiliate) at December 31, 1999 and 2000 were $96.0 million and $146.6 million, respectively, compared to the carrying amounts of $95.1 million and $144.8 million, respectively. The estimated fair value of the $20.0 million note receivable from affiliate was $19.9 million at December 31, 2000. The estimated fair values were based upon the current interest rates at the balance sheet dates for similar issues.

   Approximately 70% of the sales and other operating revenue recognized by the Predecessor during 2000 is derived from Sunoco R&M. The Predecessor sells crude oil to Sunoco R&M, transports crude oil and refined products to/from Sunoco R&M's refineries and provides terminalling and storage services for Sunoco R&M. The Predecessor does not believe that the transactions with Sunoco R&M expose it to significant credit risk.

   The Predecessor's other trade relationships are primarily with major integrated oil companies, independent oil companies and other pipelines and wholesalers. These concentrations of customers may affect the Predecessor's overall credit risk in that the customers (including Sunoco R&M) may be similarly affected by changes in economic, regulatory or other factors. The Predecessor's customers' credit positions are analyzed prior to extending credit. The Predecessor manages its exposure to credit risk through credit analysis, credit approvals, credit limits and monitoring procedures, and for certain transactions may utilize letters of credit, prepayments and guarantees.

                        SUNOCO LOGISTICS (PREDECESSOR)

10. Acquisition of Pride Companies, L.P. Crude Oil Transportastion and Marketing Operations

   On October 1, 1999, the Predecessor acquired the crude oil transportation and marketing operations of Pride Companies, L.P. ("Pride") for $29.6 million in cash and the assumption of $5.3 million of debt. The acquisition included Pride's 800-mile crude oil pipeline system, 800,000 barrels of tankage and related assets, and the right to purchase 35,000 barrels per day of third-party lease crude oil.

   The acquisition has been accounted for as a purchase. The results of operations have been included in the combined statements of income and net parent investment since the date of acquisition. The purchase price has been allocated to the assets acquired and liabilities assumed based on their relative fair market values at the acquisition date. The following is a summary of the effects of this transaction on the Predecessor's financial position as of the acquisition date (in thousands of dollars):

            Allocation of purchase price:
               Inventories................................ $10,246
               Properties, plants and equipment...........  25,486
               Deferred charges and other assets..........   1,839
               Accrued liabilities........................    (822)
               Long-term debt (including current portion).  (5,334)
               Deferred income taxes......................  (1,839)
                                                           -------
               Cash paid on acquisition date.............. $29,576
                                                           =======

   The unaudited pro forma net income for the years ended December 31, 1998 and 1999, assuming the acquisition had occurred on January 1, 1998, was $34.4 million and $34.8 million, respectively. The pro forma information does not purport to be indicative of the results that actually would have been obtained if the combined operations had been conducted during the periods presented and is not intended to be a projection of future results.

                        SUNOCO LOGISTICS (PREDECESSOR)

11.  Business Segment Information

   The Predecessor is comprised of a substantial portion of the logistics operations of Sunoco, Inc. The Predecessor operates in three principal business segments: Eastern Pipeline System, Terminal Facilities and Western Pipeline System. A detailed description of each of these segments is contained in Note 1.

Segment Information (in thousands)

                                                Year Ended December 31, 1998
                                   ------------------------------------------------
                                   Eastern                        Western
                                   Pipeline        Terminal       Pipeline
                                    System        Facilities       System   Total
                                   --------       ----------      -------- --------
Sales and other operating revenue:
   Affiliates..................... $ 68,081        $ 35,263 /(1)/ $466,988 $570,332
                                   ========        ========       ======== ========
   Unaffiliated customers......... $ 22,571        $ 28,307       $ 73,991 $124,869
                                   ========        ========       ======== ========
Operating income.................. $ 42,185 /(2)/  $ 18,796       $  7,143 $ 68,124
                                   ========        ========       ========
Net interest expense..............                                           (7,117)
Income tax expense................                                          (23,116)
                                                                           --------
Net income........................                                         $ 37,891
                                                                           ========
Depreciation and amortization..... $  7,395        $  8,118       $  3,109 $ 18,622
                                   ========        ========       ======== ========
Capital expenditures.............. $ 16,831        $ 12,366       $  7,750 $ 36,947
                                   ========        ========       ======== ========
Identifiable assets............... $242,100        $145,832       $138,585 $528,279 /(3)/
                                   ========        ========       ======== ========

--------
(1)Substantially all of these revenues reflect transfer prices which are equal to the costs incurred for these activities. Includes $1,134 thousand reduction in revenues attributable to the reversal of a previously established accrual for environmental remediation.
(2)Includes equity income of $3,885 thousand attributable to the Predecessor's ownership interest in the Explorer Pipeline Company corporate joint venture.
(3)Identifiable assets include the Predecessor's unallocated $1,762 thousand deferred income tax asset.

                        SUNOCO LOGISTICS (PREDECESSOR)

Segment Information (in thousands)

                                                   Year Ended December 31, 1999
                                   ------------------------------------------------------
                                   Eastern                        Western
                                   Pipeline        Terminal       Pipeline
                                    System        Facilities       System         Total
                                   --------       ----------      --------       --------
Sales and other operating revenue:
   Affiliates..................... $ 70,177        $ 38,329 /(1)/ $655,627       $764,133
                                   ========        ========       ========       ========
   Unaffiliated customers......... $ 19,472        $ 29,166       $161,431       $210,069
                                   ========        ========       ========       ========
Operating income.................. $ 38,501 /(2)/  $ 16,767       $ 11,085       $ 66,353
                                   ========        ========       ========
Net interest expense..............                                                 (6,487)
Income tax expense................                                                (22,488)
                                                                                 --------
Net income........................                                               $ 37,378
                                                                                 ========
Depreciation and amortization..... $  7,929        $  8,457       $  3,525       $ 19,911
                                   ========        ========       ========       ========
Capital expenditures.............. $ 20,697        $ 16,858       $  9,403 /(3)/ $ 46,958
                                   ========        ========       ========       ========
Identifiable assets............... $256,842        $151,497       $301,680       $712,149 /(4)/
                                   ========        ========       ========       ========

--------
(1)Substantially all of these revenues reflect transfer prices which are equal to the costs incurred for these activities. Includes $450 thousand reimbursement of costs incurred for environmental remediation and other unusual items.
(2)Includes equity income of $4,591 thousand attributable to the Predecessor's ownership interest in the Explorer Pipeline Company corporate joint venture.
(3)Excludes $34,910 thousand acquisition of the crude oil transportation and marketing operations of Pride Companies, L.P.
(4)Identifiable assets include the Predecessor's unallocated $2,130 thousand deferred income tax asset.

Segment Information (in thousands)

                                                  Year Ended December 31, 2000
                                   ----------------------------------------------------
                                   Eastern                         Western
                                   Pipeline        Terminal        Pipeline
                                    System        Facilities        System     Total
                                   --------       ----------      ---------- ----------
Sales and other operating revenue:
   Affiliates..................... $ 69,027        $ 44,356 /(1)/ $1,187,696 $1,301,079
                                   ========        ========       ========== ==========
   Unaffiliated customers......... $ 19,323        $ 31,042       $  457,167 $  507,532
                                   ========        ========       ========== ==========
Operating income.................. $ 31,064 /(2)/  $ 17,156       $   11,087 $   59,307
                                   ========        ========       ==========
Net interest expense..............                                              (10,304)
Income tax expense................                                              (18,483)
                                                                             ----------
Net income........................                                           $   30,520
                                                                             ==========
Depreciation and amortization..... $  8,272        $  8,616       $    3,766 $   20,654
                                   ========        ========       ========== ==========
Capital expenditures.............. $ 21,894        $ 28,488       $    7,539 $   57,921
                                   ========        ========       ========== ==========
Identifiable assets............... $286,319        $175,376       $  379,835 $  845,956 /(3)/
                                   ========        ========       ========== ==========

--------
(1)Substantially all of these revenues reflect transfer prices which are equal to the costs incurred for these activities. Includes $5,671 thousand reimbursement of costs incurred for environmental remediation and other unusual items.
(2)Includes equity income of $3,766 thousand attributable to the Predecessor's ownership interest in the Explorer Pipeline Company corporate joint venture.
(3)Identifiable assets include the Predecessor's unallocated $4,426 thousand deferred income tax asset.

                        SUNOCO LOGISTICS (PREDECESSOR)

Segment Information (in thousands)

                                            Nine Months                                   Nine Months
                               Ended September 30, 2000 (unaudited)          Ended September 30, 2001 (unaudited)
                           --------------------------------------------  --------------------------------------------
                           Eastern                    Western            Eastern                    Western
                           Pipeline      Terminal     Pipeline           Pipeline      Terminal     Pipeline
                            System      Facilities     System   Total     System      Facilities     System   Total
                           --------     ----------    -------- --------  --------     ----------    -------- --------
Sales and other
  operating revenue:
   Affiliates............. $52,832       $34,238/(1)/ $877,815 $964,885  $52,452       $31,374/(1)/ $753,298 $837,124
                           =======       =======      ======== ========  =======       =======      ======== ========
   Unaffiliated customers. $14,150       $21,046      $329,279 $364,475  $15,544       $22,267      $375,576 $413,387
                           =======       =======      ======== ========  =======       =======      ======== ========
Operating income.......... $23,335/(2)/  $11,112      $ 10,354 $ 44,801  $24,310/(2)/  $13,114      $  8,285 $ 45,709
                           =======       =======      ========           =======       =======      ========
Net interest expense......                                       (6,640)                                       (8,504)
Income tax expense........                                      (14,411)                                      (13,920)
                                                               --------                                      --------
Net income................                                     $ 23,750                                      $ 23,285
                                                               ========                                      ========
Depreciation and
  amortization............ $ 6,164       $ 6,275      $  2,778 $ 15,217  $ 7,235       $ 7,171      $  3,276 $ 17,682
                           =======       =======      ======== ========  =======       =======      ======== ========
Capital expenditures...... $13,014       $18,994      $  4,067 $ 36,075  $16,711       $14,537      $  8,974 $ 40,222
                           =======       =======      ======== ========  =======       =======      ======== ========

--------
(1)Substantially all of these revenues reflect transfer prices which are equal to the costs incurred for these activities. Includes $5,650 thousand and $1,350 thousand for the nine months ended September 30, 2000 and 2001, respectively, attributable to reimbursement of costs incurred for environmental remediation and other unusual items.
(2)Includes equity income of $2,482 thousand and $3,094 thousand for the nine months ended September 30, 2000 and 2001, respectively, attributable to the Predecessor's ownership interest in the Explorer Pipeline Company corporate joint venture.

   Income tax amounts give effect to the tax credits earned by each segment. Overhead expenses are identified with each segment and included as deductions in determining the segment's operating income. Identifiable assets are those assets that are utilized within a specific segment.

   The following table sets forth the Predecessor's total sales and other operating revenue by product or service (in thousands of dollars):

                                       Year Ended          Nine Months Ended
                                      December 31,           September 30,
                              ---------------------------- -----------------
                                1998     1999      2000      2000     2001
                              -------- -------- ---------- -------- --------
                                                              (Unaudited)
   Affiliates:
      Crude oil.............. $463,975 $651,805 $1,178,004 $871,175 $745,755
      Pipeline...............   71,094   73,999     78,719   59,472   59,995
      Terminalling and other.   35,263   38,329     44,356   34,238   31,374
                              -------- -------- ---------- -------- --------
                              $570,332 $764,133 $1,301,079 $964,885 $837,124
                              ======== ======== ========== ======== ========
   Unaffiliated Customers:
      Crude oil.............. $ 68,872 $155,997 $  452,650 $325,701 $373,061
      Pipeline...............   27,690   24,906     23,840   17,728   18,059
      Terminalling and other.   28,307   29,166     31,042   21,046   22,267
                              -------- -------- ---------- -------- --------
                              $124,869 $210,069 $  507,532 $364,475 $413,387
                              ======== ======== ========== ======== ========

                        SUNOCO LOGISTICS (PREDECESSOR)

12.  New Accounting Pronouncements

   In June 1998, Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued and, in June 2000, it was amended by Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" (collectively, "new derivative accounting"). The new derivative accounting requires recognition of all derivative contracts in the balance sheet at their fair value. If the derivative contracts qualify for hedge accounting, depending on their nature, changes in their fair values are either offset in net income against the changes in the fair values of the items being hedged or reflected initially as a separate component of the net parent investment and subsequently recognized in net income when the hedged items are recognized in net income. The ineffective portions of changes in the fair values of derivative contracts that qualify for hedge accounting as well as changes in fair value of all other derivatives are immediately recognized in net income. The new derivative accounting was adopted effective January 1, 2001. There was no impact on net income or net parent investment for the nine months ended September 30, 2001.

   In July 2001, Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), was issued. Sunoco Logistics (Predecessor) will adopt SFAS No. 142 effective January 1, 2002 when adoption is mandatory. SFAS No. 142 will require the testing of goodwill and indefinite-lived intangible assets for impairment rather than amortizing them. The Predecessor is currently assessing the impact of adopting SFAS No. 142 on its combined financial statements. The current level of annual amortization of goodwill and indefinite-lived intangible assets, which will be eliminated upon the adoption of SFAS No. 142, is approximately $0.8 million.

   In August 2001, Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"), was issued. This statement significantly changes the method of accruing for costs associated with the retirement of fixed assets that an entity is legally obligated to incur. The Predecessor will evaluate the impact and timing of implementing SFAS No. 143. Implementation of this standard is required no later than January 1, 2003.

   In August 2001, Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), was issued. Sunoco Logistics (Predecessor) will adopt SFAS No. 144 effective January 1, 2002 when adoption is mandatory. Among other things, SFAS No. 144 significantly changes the criteria that would have to be met to classify an asset as held-for-sale. SFAS No. 144 supersedes Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and the provisions of Accounting Principles Board Opinion 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," that relate to reporting the effects of a disposal of a segment of a business. The Predecessor is currently assessing the impact of adopting SFAS No. 144 on its combined financial statements.

13.  Subsequent Events

   On October 15, 2001, Sunoco, Inc. formed Sunoco Logistics Partners L.P. to ultimately acquire the business of Sunoco Logistics (Predecessor). The Partnership's general partner is Sunoco Partners LLC, an indirect wholly owned subsidiary of Sunoco, Inc. Effective with the closing of an initial public offering of common units of the Partnership expected to occur in the first quarter of 2002, the ownership of the Predecessor will be transferred to the Partnership. This transfer represents a reorganization of entities under common control and will be recorded at historical cost.

                        SUNOCO LOGISTICS (PREDECESSOR)

   Prior to the closing of this offering, most of the terminalling and throughput services provided by the Predecessor for Sunoco R&M's refining and marketing operations were at fees that enabled the Predecessor to recover its costs but not to generate operating income (Note 2). Concurrent with the closing of this offering, the Partnership will enter into a pipelines and terminals storage and throughput agreement and various other agreements with Sunoco R&M under which the Partnership will charge Sunoco R&M fees for these services comparable to those charged in arm's-length, third-party transactions.

   Under the pipelines and terminals storage and throughput agreement, Sunoco R&M will agree to pay the Partnership a minimum level of revenues for transporting and terminalling refined products. Sunoco R&M will also agree to minimum throughputs of refined products and crude oil in the Partnership's Inkster Terminal, Fort Mifflin Terminal Complex, Marcus Hook Tank Farm and certain crude oil pipelines.

   Historically, Sunoco has allocated a portion of its general and administrative expenses to its pipeline, terminalling and storage operations to cover costs of centralized corporate functions (Note 2). Under an omnibus agreement with Sunoco, Inc. that the Partnership will enter into at the closing of this offering, Sunoco, Inc. will continue to provide these services for three years for an annual administrative fee initially in the amount of $8.0 million, which may be increased in the second and third years following this offering by the lesser of 2.5% or the consumer price index for the applicable year. These costs may also increase if the Partnership makes an acquisition or constructs additional assets that require an increase in the level of general and administrative services received by the Partnership from the general partner or Sunoco, Inc. The $8.0 million fee includes expenses incurred by Sunoco, Inc. and its affiliates to perform centralized corporate functions, such as legal, accounting, treasury, engineering, information technology, insurance and other corporate services, including the administration of employee benefit plans. This fee does not include salaries of pipeline and terminal personnel or other employees of the general partner, including senior executives, or the cost of their employee benefits, such as 401(k), pension, and health insurance benefits. The Partnership will also reimburse Sunoco, Inc. and its affiliates for these costs and other direct expenses incurred on the Partnership's behalf. The Partnership will have no employees. In addition, the Partnership anticipates incurring additional general and administrative costs, including costs for tax return preparation, annual and quarterly reports to unitholders, investor relations, registrar and transfer agent fees, and other costs related to operating as a separate publicly held entity. The Partnership estimates that these incremental costs will be approximately $4.0 million (unaudited) per year, including incremental insurance costs.

   Under the omnibus agreement, Sunoco R&M will reimburse Sunoco Logistics Partners L.P. for operating expenses and capital expenditures in excess of $8.0 million per year (up to an aggregate maximum of $15.0 million over a five-year period) incurred to comply with the U.S. Department of Transportation's pipeline integrity management rule. In addition, Sunoco R&M will, at its expense, complete for Sunoco Logistics Partners L.P.'s Darby Creek Tank Farm certain tank maintenance and inspection projects now in progress or expected to be completed within one year from the closing of this offering. Sunoco R&M will also reimburse Sunoco Logistics Partners L.P. for up to $10.0 million of expenditures required at the Darby Creek and Marcus Hook Tank Farms to maintain compliance with existing industry standards and regulatory requirements. The Partnership will reflect outlays for these programs as operating expenses or capital expenditures, as appropriate. Capital expenditures would be depreciated over their useful lives. The reimbursement by Sunoco R&M will be reflected as a capital contribution.

   In connection with this offering and related transactions, Sunoco, Inc. will agree to indemnify Sunoco Logistics Partners L.P. for 30 years from environmental and toxic tort liabilities related to the assets contributed to the Partnership that arise from the operation of such assets prior to the closing of this offering. Sunoco, Inc. will be obligated to indemnify the Partnership for 100% of all losses asserted within the first 21 years of closing. Sunoco, Inc.'s share of liability for claims asserted thereafter will decrease by 10% a year. For example, for a claim asserted during the twenty-third year after closing, Sunoco, Inc. would be required to indemnify the

                        SUNOCO LOGISTICS (PREDECESSOR)

Partnership for 80% of its loss. There is no monetary cap on the amount of indemnity coverage provided by Sunoco, Inc. Sunoco Logistics Partners L.P. has agreed to indemnify Sunoco, Inc. and its affiliates for events and conditions associated with the operation of the Partnership's assets that occur on or after the closing of this offering and for environmental and toxic tort liabilities to the extent Sunoco, Inc. is not required to indemnify the Partnership.

   Sunoco, Inc. also will indemnify Sunoco Logistics Partners L.P. for liabilities, other than environmental and toxic tort liabilities related to the assets contributed to the Partnership, that arise out of Sunoco, Inc. and its affiliates' ownership and operation of the assets prior to the closing of this offering and that are asserted within 10 years after closing. In addition, Sunoco, Inc. will indemnify the Partnership from liabilities relating to certain defects in title to the assets contributed to the Partnership and associated with failure to obtain certain consents and permits necessary to conduct its business that arise within 10 years after closing as well as from liabilities relating to legal actions currently pending against Sunoco, Inc. or its affiliates and events and conditions associated with any assets retained by Sunoco, Inc. or its affiliates.

   In addition, Sunoco will agree, subject to certain exceptions, not to engage in, whether by acquisition or otherwise, the business of purchasing crude oil at the wellhead, or operating crude oil pipelines or terminals, refined products pipelines or terminals, or LPG terminals in the continental United States.

   Under various other agreements, Sunoco R&M will, among other things, purchase from the Partnership at market-based rates particular grades of crude oil that the Partnership's crude oil acquisition and marketing business purchases for delivery to pipelines in: Longview, Trent, Tye, and Colorado City, Texas; Haynesville, Louisiana; Marysville and Lewiston, Michigan; and Tulsa, Oklahoma. At Marysville and Lewiston, Michigan, the Partnership exchanges Michigan sweet and Michigan sour crude oil it owns for domestic sweet crude oil supplied by Sunoco R&M at market-based rates. The initial term of these agreements is two months. These agreements will automatically renew on a monthly basis unless terminated by either party on 30 days' written notice. Sunoco R&M will also agree to lease from the Partnership the 58 miles of interrefinery pipelines between Sunoco R&M's Philadelphia and Marcus Hook refineries for a term of 20 years. The Partnership will enter into a license agreement with Sunoco, Inc. and certain of its affiliates, including Sunoco Partners LLC, pursant to which the Partnership will grant to Sunoco Partners LLC a license to the Partnership's intellectual property so that Sunoco Partners LLC can manage the Partnership's operations and create intellectual property using the Partnership's intellectual property. Sunoco Partners LLC will assign to the Partnership the new intellectual property it creates in operating the Partnership's business. Sunoco Partners LLC will also license to the Partnership certain of its own intellectual property for use in the conduct of the Partnership's business and the Partnership will license to Sunoco Partners LLC certain of the Partnership's intellectual property for use in the conduct of its business. The license agreement will also grant to the Partnership a license to use the trademarks, trade names, and service marks of Sunoco, Inc. in the conduct of the Partnership's business. The Partnership will also enter into a treasury services agreement with Sunoco, Inc. pursuant to which it will, among other things, participate in Sunoco, Inc.'s centralized cash management program. Under this program, all of the Partnership's cash receipts and cash disbursements will be processed, together with those of Sunoco, Inc. and its other subsidiaries, through Sunoco, Inc.'s cash accounts with a corresponding credit or charge to an intercompany account. The intercompany balances will be settled periodically, but no less frequently than at the end of each month. Amounts due from Sunoco, Inc. and its subsidiaries will earn interest at a rate equal to the average rate of the Partnership's third-party money market investments, while amounts due to Sunoco, Inc. and its subsidiaries bear interest at a rate equal to the interest rate provided in the Partnership's revolving credit facility.

                        REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of
Sunoco Partners LLC:

   We have audited the accompanying balance sheet of Sunoco Logistics Partners L.P. (a Delaware limited partnership) (the "Partnership") as of October 18, 2001. This balance sheet is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

   We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Sunoco Logistics Partners L.P. at October 18, 2001 in conformity with accounting principles generally accepted in the United States.

                                          ERNST & YOUNG LLP

Philadelphia, Pennsylvania
October 19, 2001

                        SUNOCO LOGISTICS PARTNERS L.P.

                                 BALANCE SHEET
                               OCTOBER 18, 2001

                        Assets
                        Current Assets
                        Cash.................... $1,000
                                                 ------
                           Total Assets......... $1,000
                                                 ======
                        Equity
                        Limited partner's equity $  980
                        General partner's equity     20
                                                 ------
                           Total Equity......... $1,000
                                                 ======

                            (See Accompanying Note)

                        SUNOCO LOGISTICS PARTNERS L.P.

                             NOTE TO BALANCE SHEET

1.  Nature of Operations

   Sunoco Logistics Partners L.P., a Delaware limited partnership (the "Partnership"), was formed on October 15, 2001 to ultimately acquire a substantial portion of the refined product pipelines, terminalling and storage assets, and crude oil pipelines and crude oil acquisition and marketing assets of Sunoco, Inc. (collectively, "Sunoco Logistics (Predecessor)"). Sunoco Partners LLC, the Partnership's general partner, and the Partnership's limited partner are both wholly owned subsidiaries of Sunoco, Inc. The Partnership has adopted a January 1 to December 31 fiscal year. Sunoco Partners LLC contributed $20 and the wholly owned subsidiary of Sunoco, Inc. contributed $980 to the Partnership on October 18, 2001. There have been no other transactions involving the Partnership as of October 18, 2001.

   The Partnership intends to offer 5,000,000 common units to the public and 750,000 common units to Sunoco Partners LLC if the underwriters do not exercise their over-allotment option, representing limited partner interests, pursuant to a public offering. It will also concurrently issue to Sunoco Partners LLC 5,633,639 common units and 11,383,639 subordinated units, representing additional limited partner interests, and a 2% general partner interest and incentive distribution rights in exchange for the contribution of the assets of Sunoco Logistics (Predecessor). The contribution of the assets also will entitle Sunoco Partners LLC to receive $245.3 million in cash representing the estimated net proceeds from the $250 million offering of senior notes, which will be issued concurrently with the public offering.

                        REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
Sunoco Partners LLC:

   We have audited the accompanying balance sheet of Sunoco Partners LLC as of October 18, 2001. This balance sheet is the responsibility of Sunoco Partners LLC's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

   We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Sunoco Partners LLC at October 18, 2001 in conformity with accounting principles generally accepted in the United States.

                                                     ERNST & YOUNG LLP

Philadelphia, Pennsylvania
October 19, 2001

                              SUNOCO PARTNERS LLC

                                 BALANCE SHEET
                               OCTOBER 18, 2001

              Assets
              Current Assets
              Cash........................................ $  980
              Investment in Sunoco Logistics Partners L.P.     20
                                                           ------
                 Total Assets............................. $1,000
                                                           ======
              Equity
              Net parent investment....................... $1,000
                                                           ------
                 Total Equity............................. $1,000
                                                           ======

                            (See Accompanying Note)

                              SUNOCO PARTNERS LLC

                             NOTE TO BALANCE SHEET

1.  Nature of Operations

   Sunoco Partners LLC is a Delaware limited liability company formed on October 12, 2001 to become the general partner of Sunoco Logistics Partners L.P. (the "Partnership"). Sunoco Partners LLC is a wholly owned subsidiary of Sunoco, Inc. On October 18, 2001, another wholly owned subsidiary of Sunoco, Inc. contributed $1,000 to Sunoco Partners LLC in exchange for a 100% ownership interest. Sunoco Partners LLC has invested $20 in the Partnership for its 2% general partner interest. There have been no other transactions involving Sunoco Partners LLC as of October 18, 2001.

================================================================================
                                                                     APPENDIX A



                          FIRST AMENDED AND RESTATED

                       AGREEMENT OF LIMITED PARTNERSHIP

                                      OF

                        SUNOCO LOGISTICS PARTNERS L.P.



================================================================================

                               TABLE OF CONTENTS

                                             ARTICLE I
                                            DEFINITIONS
Section 1.1  Definitions.........................................................................  A-1
Section 1.2  Construction........................................................................ A-16

                                             ARTICLE II
                                            ORGANIZATION
Section 2.1  Formation........................................................................... A-16
Section 2.2  Name................................................................................ A-16
Section 2.3  Registered Office; Registered Agent; Principal Office; Other Offices................ A-16
Section 2.4  Purpose and Business................................................................ A-17
Section 2.5  Powers.............................................................................. A-17
Section 2.6  Power of Attorney................................................................... A-17
Section 2.7  Term................................................................................ A-18
Section 2.8  Title to Partnership Assets......................................................... A-18

                                            ARTICLE III
                                     RIGHTS OF LIMITED PARTNERS
Section 3.1  Limitation of Liability............................................................. A-19
Section 3.2  Management of Business.............................................................. A-19
Section 3.3  Outside Activities of the Limited Partners.......................................... A-19
Section 3.4  Rights of Limited Partners.......................................................... A-19

                                             ARTICLE IV
                  CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP INTERESTS;
                                REDEMPTION OF PARTNERSHIP INTERESTS
Section 4.1  Certificates........................................................................ A-20
Section 4.2  Mutilated, Destroyed, Lost or Stolen Certificates................................... A-20
Section 4.3  Record Holders...................................................................... A-21
Section 4.4  Transfer Generally.................................................................. A-21
Section 4.5  Registration and Transfer of Limited Partner Interests.............................. A-22
Section 4.6  Transfer of the General Partner's General Partner Interest.......................... A-22
Section 4.7  Transfer of Incentive Distribution Rights........................................... A-23
Section 4.8  Restrictions on Transfers........................................................... A-23
Section 4.9  Citizenship Certificates; Non-citizen Assignees..................................... A-24
Section 4.10 Redemption of Partnership Interests of Non-citizen Assignees........................ A-24

                                             ARTICLE V
                    CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS
Section 5.1  Organizational Contributions........................................................ A-25
Section 5.2  Contributions by the General Partner and its Affiliates............................. A-25
Section 5.3  Contributions by Initial Limited Partners and Distributions to the General Partner.. A-26
Section 5.4  Interest and Withdrawal............................................................. A-26
Section 5.5  Capital Accounts.................................................................... A-27
Section 5.6  Issuances of Additional Partnership Securities...................................... A-29

                                     A--i

Section 5.7  Limitations on Issuance of Additional Partnership Securities.......................... A-29
Section 5.8  Conversion of Subordinated Units...................................................... A-31
Section 5.9  Limited Preemptive Right.............................................................. A-32
Section 5.10 Splits and Combinations............................................................... A-32
Section 5.11 Fully Paid and Non-Assessable Nature of Limited Partner Interests..................... A-33

                                               ARTICLE VI
                                     ALLOCATIONS AND DISTRIBUTIONS
Section 6.1  Allocations for Capital Account Purposes.............................................. A-33
Section 6.2  Allocations for Tax Purposes.......................................................... A-38
Section 6.3  Requirement and Characterization of Distributions; Distributions to Record Holders.... A-40
Section 6.4  Distributions of Available Cash from Operating Surplus................................ A-41
Section 6.5  Distributions of Available Cash from Capital Surplus.................................. A-42
Section 6.6  Adjustment of Minimum Quarterly Distribution and Target Distribution Levels........... A-42
Section 6.7  Special Provisions Relating to the Holders of Subordinated Units...................... A-42
Section 6.8  Special Provisions Relating to the Holders of Incentive Distribution Rights........... A-43
Section 6.9  Entity-Level Taxation................................................................. A-43

                                              ARTICLE VII
                                  MANAGEMENT AND OPERATION OF BUSINESS
Section 7.1  Management............................................................................ A-43
Section 7.2  Certificate of Limited Partnership.................................................... A-45
Section 7.3  Restrictions on the General Partner's Authority....................................... A-45
Section 7.4  Reimbursement of the General Partner.................................................. A-46
Section 7.5  Outside Activities.................................................................... A-47
Section 7.6  Loans from the General Partner; Loans or Contributions from the Partnership; Contracts with Affiliates; Certain Restrictions on the General Partner........................ A-48
Section 7.7  Indemnification....................................................................... A-49
Section 7.8  Liability of Indemnitees.............................................................. A-50
Section 7.9  Resolution of Conflicts of Interest................................................... A-50
Section 7.10 Other Matters Concerning the General Partner.......................................... A-52
Section 7.11 Purchase or Sale of Partnership Securities............................................ A-52
Section 7.12 Registration Rights of the General Partner and its Affiliates......................... A-52
Section 7.13 Reliance by Third Parties............................................................. A-54

                                              ARTICLE VIII
                                 BOOKS, RECORDS, ACCOUNTING AND REPORTS
Section 8.1  Records and Accounting................................................................ A-54
Section 8.2  Fiscal Year........................................................................... A-55
Section 8.3  Reports............................................................................... A-55

                                               ARTICLE IX
                                              TAX MATTERS
Section 9.1  Tax Returns and Information........................................................... A-55
Section 9.2  Tax Elections......................................................................... A-55
Section 9.3  Tax Controversies..................................................................... A-55
Section 9.4  Withholding........................................................................... A-56

                                     A--ii


                                         ARTICLE X
                                   ADMISSION OF PARTNERS
Section 10.1  Admission of Initial Limited Partners.................................... A-56
Section 10.2  Admission of Substituted Limited Partner................................. A-56
Section 10.3  Admission of Successor General Partner................................... A-56
Section 10.4  Admission of Additional Limited Partners................................. A-57
Section 10.5  Amendment of Agreement and Certificate of Limited Partnership............ A-57

                                         ARTICLE XI
                             WITHDRAWAL OR REMOVAL OF PARTNERS
Section 11.1  Withdrawal of the General Partner........................................ A-57
Section 11.2  Removal of the General Partner........................................... A-59
Section 11.3  Interest of Departing Partner and Successor General Partner.............. A-59
Section 11.4  Termination of Subordination Period, Conversion of Subordinated Units and
                Extinguishment of Cumulative Common Unit Arrearages.................... A-60
Section 11.5  Withdrawal of Limited Partners........................................... A-60

                                        ARTICLE XII
                                DISSOLUTION AND LIQUIDATION
Section 12.1  Dissolution.............................................................. A-60
Section 12.2  Continuation of the Business of the Partnership After Dissolution........ A-61
Section 12.3  Liquidator............................................................... A-61
Section 12.4  Liquidation.............................................................. A-62
Section 12.5  Cancellation of Certificate of Limited Partnership....................... A-62
Section 12.6  Return of Contributions.................................................. A-62
Section 12.7  Waiver of Partition...................................................... A-63
Section 12.8  Capital Account Restoration.............................................. A-63

                                        ARTICLE XIII
                 AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE
Section 13.1  Amendment to be Adopted Solely by the General Partner.................... A-63
Section 13.2  Amendment Procedures..................................................... A-64
Section 13.3  Amendment Requirements................................................... A-64
Section 13.4  Special Meetings......................................................... A-65
Section 13.5  Notice of a Meeting...................................................... A-65
Section 13.6  Record Date.............................................................. A-65
Section 13.7  Adjournment.............................................................. A-66
Section 13.8  Waiver of Notice; Approval of Meeting; Approval of Minutes............... A-66
Section 13.9  Quorum................................................................... A-66
Section 13.10 Conduct of a Meeting..................................................... A-66
Section 13.11 Action Without a Meeting................................................. A-67
Section 13.12 Voting and Other Rights.................................................. A-67

                                    A--iii


                                   ARTICLE XIV
                                      MERGER
   Section 14.1  Authority................................................ A-68
   Section 14.2  Procedure for Merger or Consolidation.................... A-68
   Section 14.3  Approval by Limited Partners of Merger or Consolidation.. A-68
   Section 14.4  Certificate of Merger.................................... A-69
   Section 14.5  Effect of Merger......................................... A-69

                                   ARTICLE XV
                   RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS
   Section 15.1  Right to Acquire Limited Partner Interests............... A-70

                                  ARTICLE XVI
                               GENERAL PROVISIONS
   Section 16.1  Addresses and Notices.................................... A-71
   Section 16.2  Further Action........................................... A-72
   Section 16.3  Binding Effect........................................... A-72
   Section 16.4  Integration.............................................. A-72
   Section 16.5  Creditors................................................ A-72
   Section 16.6  Waiver................................................... A-72
   Section 16.7  Counterparts............................................. A-72
   Section 16.8  Applicable Law........................................... A-72
   Section 16.9  Invalidity of Provisions................................. A-72
   Section 16.10 Consent of Partners...................................... A-72


                                     A--iv

                    FIRST AMENDED AND RESTATED AGREEMENT OF
             LIMITED PARTNERSHIP OF SUNOCO LOGISTICS PARTNERS L.P.

   THIS FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF SUNOCO
LOGISTICS PARTNERS L.P., dated as of February   , 2002, is entered into by and
among Sunoco Partners LLC, a Pennsylvania limited liability company, as the General Partner, and Sun Pipe Line Company of Delaware, a Delaware corporation, as the Organizational Limited Partner, together with any other Persons who become Partners in the Partnership or parties hereto as provided herein. In consideration of the covenants, conditions and agreements contained herein, the parties hereto hereby agree as follows:

                                   ARTICLE I

                                  DEFINITIONS

Section 1.1  Definitions.

   The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

   "Acquisition" means any transaction in which any Group Member acquires (through an asset acquisition, merger, stock acquisition or other form of investment) control over all or a portion of the assets, properties or business of another Person for the purpose of increasing the operating capacity or revenues of the Partnership Group from the operating capacity or revenues of the Partnership Group existing immediately prior to such transaction.

   "Additional Book Basis" means the portion of any remaining Carrying Value of an Adjusted Property that is attributable to positive adjustments made to such Carrying Value as a result of Book-Up Events. For purposes of determining the extent that Carrying Value constitutes Additional Book Basis:

      (i) Any negative adjustment made to the Carrying Value of an Adjusted Property as a result of either a Book-Down Event or a Book-Up Event shall first be deemed to offset or decrease that portion of the Carrying Value of such Adjusted Property that is attributable to any prior positive adjustments made thereto pursuant to a Book-Up Event or Book-Down Event.

      (ii) If Carrying Value that constitutes Additional Book Basis is reduced as a result of a Book-Down Event and the Carrying Value of other property is increased as a result of such Book-Down Event, an allocable portion of any such increase in Carrying Value shall be treated as Additional Book Basis; provided that the amount treated as Additional Book Basis pursuant hereto as a result of such Book-Down Event shall not exceed the amount by which the Aggregate Remaining Net Positive Adjustments after such Book-Down Event exceeds the remaining Additional Book Basis attributable to all of the Partnership's Adjusted Property after such Book-Down Event (determined without regard to the application of this clause (ii) to such Book-Down Event).

   "Additional Book Basis Derivative Items" means any Book Basis Derivative Items that are computed with reference to Additional Book Basis. To the extent that the Additional Book Basis attributable to all of the Partnership's Adjusted Property as of the beginning of any taxable period exceeds the Aggregate Remaining Net Positive Adjustments as of the beginning of such period (the "Excess Additional Book Basis"), the Additional Book Basis Derivative Items for such period shall be reduced by the amount that bears the same ratio to the amount of Additional Book Basis Derivative Items determined without regard to this sentence as the Excess Additional Book Basis bears to the Additional Book Basis as of the beginning of such period.

                                     A--1

   "Additional Limited Partner" means a Person admitted to the Partnership as a Limited Partner pursuant to Section 10.4 and who is shown as such on the books and records of the Partnership.

   "Adjusted Capital Account" means the Capital Account maintained for each Partner as of the end of each fiscal year of the Partnership, (a) increased by any amounts that such Partner is obligated to restore under the standards set by Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (or is deemed obligated to restore under Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5)) and
(b) decreased by (i) the amount of all losses and deductions that, as of the end of such fiscal year, are reasonably expected to be allocated to such Partner in subsequent years under Sections 704(e)(2) and 706(d) of the Code and Treasury Regulation Section 1.751-1(b)(2)(ii), and (ii) the amount of all distributions that, as of the end of such fiscal year, are reasonably expected to be made to such Partner in subsequent years in accordance with the terms of this Agreement or otherwise to the extent they exceed offsetting increases to such Partner's Capital Account that are reasonably expected to occur during (or prior to) the year in which such distributions are reasonably expected to be made (other than increases as a result of a minimum gain chargeback pursuant to Section 6.1(d)(i) or 6.1(d)(ii)). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulation
Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. The "Adjusted Capital Account" of a Partner in respect of a General Partner Interest, a Common Unit, a Subordinated Unit or an Incentive Distribution Right or any other specified interest in the Partnership shall be the amount which such Adjusted Capital Account would be if such General Partner Interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other interest in the Partnership were the only interest in the Partnership held by such Partner from and after the date on which such General Partner Interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other interest was first issued.

   "Adjusted Operating Surplus" means, with respect to any period, Operating Surplus generated during such period (a) less (i) any net increase in Working Capital Borrowings with respect to such period and (ii) any net reduction in cash reserves for Operating Expenditures with respect to such period not relating to an Operating Expenditure made with respect to such period, and (b) plus (i) any net decrease in Working Capital Borrowings with respect to such period, and (ii) any net increase in cash reserves for Operating Expenditures with respect to such period required by any debt instrument for the repayment of principal, interest or premium. Adjusted Operating Surplus does not include that portion of Operating Surplus included in clause (a)(i) of the definition of Operating Surplus.

   "Adjusted Property" means any property the Carrying Value of which has been adjusted pursuant to Section 5.5(d)(i) or 5.5(d)(ii).

   "Affiliate" means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term "control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

   "Aggregate Remaining Net Positive Adjustments" means, as of the end of any taxable period, the sum of the Remaining Net Positive Adjustments of all the Partners.

   "Agreed Allocation" means any allocation, other than a Required Allocation, of an item of income, gain, loss or deduction pursuant to the provisions of
Section 6.1, including, without limitation, a Curative Allocation (if appropriate to the context in which the term "Agreed Allocation" is used).

   "Agreed Value" of any Contributed Property means the fair market value of such property or other consideration at the time of contribution as determined by the General Partner using such reasonable method of

                                     A--2
valuation as it may adopt. The General Partner shall, in its discretion, use such method as it deems reasonable and appropriate to allocate the aggregate Agreed Value of Contributed Properties contributed to the Partnership in a single or integrated transaction among each separate property on a basis proportional to the fair market value of each Contributed Property.

   "Agreement" means this First Amended and Restated Agreement of Limited Partnership of Sunoco Logistics Partners L.P., as it may be amended, supplemented or restated from time to time.

   "Assignee" means a Non-citizen Assignee or a Person to whom one or more Limited Partner Interests have been transferred in a manner permitted under this Agreement and who has executed and delivered a Transfer Application as required by this Agreement, but who has not been admitted as a Substituted Limited Partner.

   "Associate" means, when used to indicate a relationship with any Person, (a) any corporation or organization of which such Person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest; (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

   "Available Cash" means, with respect to any Quarter ending prior to the Liquidation Date:

      (a) the sum of (i) all cash and cash equivalents of the Partnership Group on hand at the end of such Quarter, and (ii) all additional cash and cash equivalents of the Partnership Group on hand on the date of determination of Available Cash with respect to such Quarter resulting from Working Capital Borrowings made subsequent to the end of such Quarter, less

      (b) the amount of any cash reserves that are necessary or appropriate in the reasonable discretion of the General Partner to (i) provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership Group) subsequent to such Quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party or by which it is bound or its assets are subject or (iii) provide funds for distributions under Section 6.4 or 6.5 in respect of any one or more of the next four Quarters; provided, however, that the General Partner may not establish cash reserves pursuant to (iii) above if the effect of such reserves would be that the Partnership is unable to distribute the Minimum Quarterly Distribution on all Common Units, plus any Cumulative Common Unit Arrearage on all Common Units, with respect to such Quarter; and, provided further, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Quarter but on or before the date of determination of Available Cash with respect to such Quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the General Partner so determines.

   Notwithstanding the foregoing, "Available Cash" with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

   "Book Basis Derivative Items" means any item of income, deduction, gain or loss included in the determination of Net Income or Net Loss that is computed with reference to the Carrying Value of an Adjusted Property (e.g., depreciation, depletion, or gain or loss with respect to an Adjusted Property).

   "Book-Down Event" means an event which triggers a negative adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).

   "Book-Tax Disparity" means with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or

                                     A--3

Adjusted Property and the adjusted basis thereof for federal income tax purposes as of such date. A Partner's share of the Partnership's Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Partner's Capital Account balance as maintained pursuant to Section 5.5 and the hypothetical balance of such Partner's Capital Account computed as if it had been maintained strictly in accordance with federal income tax accounting principles.

   "Book-Up Event" means an event which triggers a positive adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).

   "Business Day" means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the Commonwealth of Pennsylvania shall not be regarded as a Business Day.

   "Capital Account" means the capital account maintained for a Partner pursuant to Section 5.5. The "Capital Account" of a Partner in respect of a General Partner Interest, a Common Unit, a Subordinated Unit, an Incentive Distribution Right or any other Partnership Interest shall be the amount which such Capital Account would be if such General Partner Interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such General Partner Interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other Partnership Interest was first issued.

   "Capital Contribution" means any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership pursuant to this Agreement or the Contribution Agreement, or any payment made by the General Partner to the Partnership described in Section 5.2(c).

   "Capital Improvement" means any (a) addition or improvement to the capital assets owned by any Group Member or (b) acquisition of existing, or the construction of new, capital assets (including, without limitation, pipeline systems, terminal storage facilities and related assets), in each case if such addition, improvement, acquisition or construction is made to increase the operating capacity or revenues of the Partnership Group from the operating capacity or revenues of the Partnership Group existing immediately prior to such addition, improvement, acquisition or construction.

   "Capital Surplus" has the meaning assigned to such term in Section 6.3(a).

   "Carrying Value" means (a) with respect to a Contributed Property, the Agreed Value of such property reduced (but not below zero) by all depreciation, amortization and cost recovery deductions charged to the Partners' and Assignees' Capital Accounts in respect of such Contributed Property, and (b) with respect to any other Partnership property, the adjusted basis of such property for federal income tax purposes, all as of the time of determination. The Carrying Value of any property shall be adjusted from time to time in accordance with Sections 5.5(d)(i) and 5.5(d)(ii) and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the General Partner.

   "Cause" means a court of competent jurisdiction has entered a final, non-appealable judgment finding the General Partner liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as a general partner of the Partnership.

   "Certificate" means a certificate (i) substantially in the form of Exhibit A to this Agreement, (ii) issued in global form in accordance with the rules and regulations of the Depositary or (iii) in such other form as may be adopted by the General Partner in its discretion, issued by the Partnership evidencing ownership of one or more Common Units or a certificate, in such form as may be adopted by the General Partner in its discretion, issued by the Partnership evidencing ownership of one or more other Partnership Securities.

                                     A--4

   "Certificate of Limited Partnership" means the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of the State of Delaware, as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.

   "Citizenship Certification" means a properly completed certificate in such form as may be specified by the General Partner by which an Assignee or a Limited Partner certifies that he (and if he is a nominee holding for the account of another Person, that to the best of his knowledge such other Person) is an Eligible Citizen.

   "Claim" has the meaning assigned to such term in Section 7.12(c).

   "Closing Date" means the first date on which Common Units are sold by the Partnership to the Underwriters pursuant to the provisions of the Underwriting Agreement.

   "Closing Price" has the meaning assigned to such term in Section 15.1(a).

   "Code" means the Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any successor law.

   "Combined Interest" has the meaning assigned to such term in Section 11.3(a).

   "Commission" means the United States Securities and Exchange Commission.

   "Common Unit" means a Partnership Security representing a fractional part of the Partnership Interests of all Limited Partners and Assignees and of the General Partner, and having the rights and obligations specified with respect to Common Units in this Agreement. The term "Common Unit" does not refer to a Subordinated Unit prior to its conversion into a Common Unit pursuant to the terms hereof.

   "Common Unit Arrearage" means, with respect to any Common Unit, whenever issued, as to any Quarter within the Subordination Period, the excess, if any, of (a) the Minimum Quarterly Distribution with respect to a Common Unit in respect of such Quarter over (b) the sum of all Available Cash distributed with respect to a Common Unit in respect of such Quarter pursuant to Section 6.4(a)(i).

   "Conflicts Committee" means a committee of the Board of Directors of the General Partner composed entirely of two or more directors who are not (a) security holders, officers or employees of the General Partner, (b) officers, directors or employees of any Affiliate of the General Partner or (c) holders of any ownership interest in the Partnership Group other than Common Units and who also meet the independence standards required to serve on an audit committee of a board of directors by the National Securities Exchange on which the Common Units are listed for trading.

   "Contributed Property" means each property or other asset, in such form as may be permitted by the Delaware Act, but excluding cash, contributed to the Partnership. Once the Carrying Value of a Contributed Property is adjusted pursuant to Section 5.5(d), such property shall no longer constitute a Contributed Property, but shall be deemed an Adjusted Property.

   "Contribution Agreement" means that certain Contribution, Conveyance and Assumption Agreement, dated as of the Closing Date, among the General Partner, the Partnership, the Operating Partnership and certain other parties, together with the additional conveyance documents and instruments contemplated or referenced thereunder.

   "Cumulative Common Unit Arrearage" means, with respect to any Common Unit, whenever issued, and as of the end of any Quarter, the excess, if any, of (a) the sum resulting from adding together the Common Unit

                                     A--5

Arrearage as to an Initial Common Unit for each of the Quarters within the Subordination Period ending on or before the last day of such Quarter over (b) the sum of any distributions theretofore made pursuant to Section 6.4(a)(ii) and the second sentence of Section 6.5 with respect to an Initial Common Unit (including any distributions to be made in respect of the last of such Quarters).

   "Curative Allocation" means any allocation of an item of income, gain, deduction, loss or credit pursuant to the provisions of Section 6.1(d)(xi).

   "Current Market Price" has the meaning assigned to such term in Section 15.1(a).

   "Delaware Act" means the Delaware Revised Uniform Limited Partnership Act, 6 Del. C. Section 17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

   "Departing Partner" means a former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to Section 11.1 or 11.2.

   "Depositary" means, with respect to any Units issued in global form, The Depository Trust Company and its successors and permitted assigns.

   "Economic Risk of Loss" has the meaning set forth in Treasury Regulation
Section 1.752-2(a).

   "Eligible Citizen" means a Person qualified to own interests in real property in jurisdictions in which any Group Member does business or proposes to do business from time to time, and whose status as a Limited Partner or Assignee does not or would not subject such Group Member to a significant risk of cancellation or forfeiture of any of its properties or any interest therein.

   "Event of Withdrawal" has the meaning assigned to such term in Section
11.1(a).

   "Final Subordinated Units" has the meaning assigned to such term in Section 6.1(d)(x).

   "First Liquidation Target Amount" has the meaning assigned to such term in
Section 6.1(c)(i)(D).

   "First Target Distribution" means $0.50 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on March 31, 2002, it means the product of $0.50 multiplied by a fraction of which the numerator is the number of days in such period, and of which the denominator is
90), subject to adjustment in accordance with Sections 6.6 and 6.9.

   "Fully Diluted Basis" means, when calculating the number of Outstanding Units for any period, a basis that includes, in addition to the Outstanding Units, all Partnership Securities and options, rights, warrants and appreciation rights relating to an equity interest in the Partnership (a) that are convertible into or exercisable or exchangeable for Units that are senior to or pari passu with the Subordinated Units, (b) whose conversion, exercise or exchange price is less than the Current Market Price on the date of such calculation, and (c) that may be converted into or exercised or exchanged for such Units during the Quarter following the end of the last Quarter contained in the period for which the calculation is being made without the satisfaction of any contingency beyond the control of the holder other than the payment of consideration and the compliance with administrative mechanics applicable to such conversion, exercise or exchange; provided that for purposes of determining the number of Outstanding Units on a Fully Diluted Basis when calculating whether the Subordination Period has ended or Subordinated Units are entitled to convert into Common Units pursuant to Section 5.8, such Partnership Securities, options, rights, warrants and appreciation rights shall be deemed to have been Outstanding Units only for the four Quarters that comprise the last four Quarters of the measurement period; provided, further, that if consideration will be paid to any Group Member in connection with such conversion, exercise or exchange, the number of Units to be included in such calculation shall be that number

                                     A--6
equal to the difference between (i) the number of Units issuable upon such conversion, exercise or exchange and (ii) the number of Units which such consideration would purchase at the Current Market Price.

   "General Partner" means Sunoco Partners LLC and its successors and permitted assigns as general partner of the Partnership.

   "General Partner Interest" means the ownership interest of the General Partner in the Partnership (in its capacity as a general partner without reference to any Limited Partner Interest held by it) which may be evidenced by Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement.

   "Group" means a Person that with or through any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons) or disposing of any Partnership Securities with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Partnership Securities.

   "Group Member" means a member of the Partnership Group.

   "Holder" as used in Section 7.12, has the meaning assigned to such term in
Section 7.12(a).

   "Incentive Distribution Right" means a non-voting Limited Partner Interest issued to the General Partner in connection with the transfer of substantially all of its interests in Sunoco Logistics Partners GP LLC, Sun Pipe Line Services (In) L.P., Sunoco Michigan (In) LLC, Explorer Pipeline Company, Sunoco Mid-Con (In) LLC, Sun Pipe Line GP LLC, Sunoco Pipeline L.P., Sunoco R&M (In) LLC, Sunoco Partners Marketing & Terminals L.P., Atlantic (In) LLC, Atlantic
(In) L.P. and Atlantic R&M (In) L.P. to the Partnership pursuant to Section 5.2, which Partnership Interest will confer upon the holder thereof only the rights and obligations specifically provided in this Agreement with respect to Incentive Distribution Rights (and no other rights otherwise available to or other obligations of a holder of a Partnership Interest). Notwithstanding anything in this Agreement to the contrary, the holder of an Incentive Distribution Right shall not be entitled to vote such Incentive Distribution Right on any Partnership matter except as may otherwise be required by law.

   "Incentive Distributions" means any amount of cash distributed to the holders of the Incentive Distribution Rights pursuant to Sections 6.4(a)(v),
(vi) and (vii) and 6.4(b)(iii), (iv) and (v).

   "Indemnified Persons" has the meaning assigned to such term in Section
7.12(c).

   "Indemnitee" means (a) the General Partner, (b) any Departing Partner, (c) any Person who is or was an Affiliate of the General Partner or any Departing Partner, (d) any Person who is or was a member, partner, officer, director, employee, agent or trustee of any Group Member, the General Partner or any Departing Partner or any Affiliate of any Group Member, the General Partner or any Departing Partner, and (e) any Person who is or was serving at the request of the General Partner or any Departing Partner or any Affiliate of the General Partner or any Departing Partner as an officer, director, employee, member, partner, agent, fiduciary or trustee of another Person; provided, that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services.

   "Initial Common Units" means the Common Units sold in the Initial Offering.

   "Initial Limited Partners" means the General Partner (with respect to the Incentive Distribution Rights and Subordinated Units received by it pursuant to
Section 5.2) and the Underwriters, in each case upon being admitted to the Partnership in accordance with Section 10.1.

                                     A--7

   "Initial Offering" means the initial offering and sale of Common Units to the public, as described in the Registration Statement.

   "Initial Unit Price" means (a) with respect to the Common Units and the Subordinated Units, the initial public offering price per Common Unit at which the Underwriters offered the Common Units to the public for sale as set forth on the cover page of the prospectus included as part of the Registration Statement and first issued at or after the time the Registration Statement first became effective or (b) with respect to any other class or series of Units, the price per Unit at which such class or series of Units is initially sold by the Partnership, as determined by the General Partner, in each case adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of Units.

   "Interim Capital Transactions" means the following transactions if they occur prior to the Liquidation Date: (a) borrowings, refinancings or refundings of indebtedness and sales of debt securities (other than Working Capital Borrowings and other than for items purchased on open account in the ordinary course of business) by any Group Member; (b) sales of equity interests by any Group Member (including the Common Units sold to the Underwriters pursuant to the exercise of their over-allotment option); and (c) sales or other voluntary or involuntary dispositions of any assets of any Group Member other than (i) sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and (ii) sales or other dispositions of assets as part of normal retirements or replacements.

   "Issue Price" means the price at which a Unit is purchased from the Partnership, after taking into account any sales commission or underwriting discount charged to the Partnership.

   "Limited Partner" means, unless the context otherwise requires, (a) the Organizational Limited Partner prior to its withdrawal from the Partnership, each Initial Limited Partner, each Substituted Limited Partner, each Additional Limited Partner and any Departing Partner upon the change of its status from General Partner to Limited Partner pursuant to Section 11.3 or (b) solely for purposes of Articles V, VI, VII and IX, each Assignee; provided, however, that when the term "Limited Partner" is used herein in the context of any vote or other approval, including without limitation Articles XIII and XIV, such term shall not, solely for such purpose, include any holder of an Incentive Distribution Right except as may otherwise be required by law.

   "Limited Partner Interest" means the ownership interest of a Limited Partner or Assignee in the Partnership, which may be evidenced by Common Units, Subordinated Units, Incentive Distribution Rights or other Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner or Assignee is entitled as provided in this Agreement, together with all obligations of such Limited Partner or Assignee to comply with the terms and provisions of this Agreement; provided, however, that when the term "Limited Partner Interest" is used herein in the context of any vote or other approval, including without limitation Articles XIII and XIV, such term shall not, solely for such purpose, include any holder of an Incentive Distribution Right except as may otherwise be required by law.

   "Liquidation Date" means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to reconstitute the Partnership and continue its business has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

   "Liquidator" means one or more Persons selected by the General Partner to perform the functions described in Section 12.3 as liquidating trustee of the Partnership within the meaning of the Delaware Act.

   "Merger Agreement" has the meaning assigned to such term in Section 14.1.

                                     A--8

   "Minimum Quarterly Distribution" means $0.45 per Unit per Quarter (or with respect to the period commencing on the Closing Date and ending on March 31, 2002, it means the product of $0.45 multiplied by a fraction of which the numerator is the number of days in such period and of which the denominator is
90), subject to adjustment in accordance with Sections 6.6 and 6.9.

   "National Securities Exchange" means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time, and any successor to such statute, or the Nasdaq Stock Market or any successor thereto.

   "Net Agreed Value" means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed, and (b) in the case of any property distributed to a Partner or Assignee by the Partnership, the Partnership's Carrying Value of such property (as adjusted pursuant to Section 5.5(d)(ii)) at the time such property is distributed, reduced by any indebtedness either assumed by such Partner or Assignee upon such distribution or to which such property is subject at the time of distribution, in either case, as determined under Section 752 of the Code.

   "Net Income" means, for any taxable year, the excess, if any, of the Partnership's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Partnership's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Income shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d); provided that the determination of the items that have been specially allocated under Section 6.1(d) shall be made as if Section 6.1(d)(xii) were not in this Agreement.

   "Net Loss" means, for any taxable year, the excess, if any, of the Partnership's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Partnership's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d); provided that the determination of the items that have been specially allocated under Section 6.1(d) shall be made as if Section 6.1(d)(xii) were not in this Agreement.

   "Net Positive Adjustments" means, with respect to any Partner, the excess, if any, of the total positive adjustments over the total negative adjustments made to the Capital Account of such Partner pursuant to Book-Up Events and Book-Down Events.

   "Net Termination Gain" means, for any taxable year, the sum, if positive, of all items of income, gain, loss or deduction recognized by the Partnership after the Liquidation Date. The items included in the determination of Net Termination Gain shall be determined in accordance with Section 5.5(b) and shall not include any items of income, gain or loss specially allocated under
Section 6.1(d).

   "Net Termination Loss" means, for any taxable year, the sum, if negative, of all items of income, gain, loss or deduction recognized by the Partnership after the Liquidation Date. The items included in the determination of Net Termination Loss shall be determined in accordance with Section 5.5(b) and shall not include any items of income, gain or loss specially allocated under
Section 6.1(d).

   "Non-citizen Assignee" means a Person whom the General Partner has determined in its discretion does not constitute an Eligible Citizen and as to whose Partnership Interest the General Partner has become the Substituted Limited Partner, pursuant to Section 4.9.

   "Nonrecourse Built-in Gain" means with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or pledge securing a Nonrecourse Liability, the amount of any taxable gain that would

                                     A--9
be allocated to the Partners pursuant to Sections 6.2(b)(i)(A), 6.2(b)(ii)(A) and 6.2(b)(iii) if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.

   "Nonrecourse Deductions" means any and all items of loss, deduction or expenditure (including, without limitation, any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(b), are attributable to a Nonrecourse Liability.

   "Nonrecourse Liability" has the meaning set forth in Treasury Regulation
Section 1.752-1(a)(2).

   "Notes" means the 7.25% Senior Notes due 2012 issued by the Operating Partnership on the Closing Date.

   "Notice of Election to Purchase" has the meaning assigned to such term in
Section 15.1(b).

   "Omnibus Agreement" means that Omnibus Agreement, dated as of the Closing Date, among Sunoco, Inc., Sunoco, Inc. (R&M), the General Partner, the Partnership, the Operating Partnership and certain other parties.

   "Operating Expenditures" means all Partnership Group expenditures, including, but not limited to, taxes, reimbursements of the General Partner, repayment of Working Capital Borrowings, debt service payments and capital expenditures, subject to the following:

      (a) Payments (including prepayments) of principal of and premium on indebtedness other than Working Capital Borrowings shall not constitute Operating Expenditures; and

      (b) Operating Expenditures shall not include (i) capital expenditures made for Acquisitions or for Capital Improvements, (ii) payment of transaction expenses relating to Interim Capital Transactions or (iii) distributions to Partners. Where capital expenditures are made in part for Acquisitions or for Capital Improvements and in part for other purposes, the General Partner's good faith allocation between the amounts paid for each shall be conclusive.

   "Operating Partnership" means Sunoco Logistics Partners Operations L.P., a Delaware limited partnership, and any successors thereto.

   "Operating Partnership Agreement" means the Amended and Restated Partnership Agreement of the Operating Partnership, as it may be amended, supplemented or restated from time to time.

   "Operating Surplus" means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication,

      (a) the sum of (i) $15.0 million plus all cash and cash equivalents of the Partnership Group on hand as of the close of business on the Closing Date, (ii) all cash receipts of the Partnership Group for the period beginning on the Closing Date and ending with the last day of such period, other than cash receipts from Interim Capital Transactions (except to the extent specified in Section 6.5) and (iii) all cash receipts of the Partnership Group after the end of such period but on or before the date of determination of Operating Surplus with respect to such period resulting from Working Capital Borrowings, less

      (b) the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending with the last day of such period and (ii) the amount of cash reserves that is necessary or advisable in the reasonable discretion of the General Partner to provide funds for future Operating Expenditures; provided, however, that disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member) or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of Available Cash with respect to such period shall be deemed to have been made, established, increased or reduced, for purposes of determining Operating Surplus, within such period if the General Partner so determines.

   Notwithstanding the foregoing, "Operating Surplus" with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

                                     A--10

   "Opinion of Counsel" means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of its Affiliates) acceptable to the General Partner in its reasonable discretion.

   "Option Closing Date" means the date or dates on which any Common Units are sold by the Partnership to the Underwriters upon exercise of the Over-Allotment Option.

   "Organizational Limited Partner" means Sun Pipe Line Company of Delaware in its capacity as the organizational limited partner of the Partnership pursuant to this Agreement.

   "Outstanding" means, with respect to Partnership Securities, all Partnership Securities that are issued by the Partnership and reflected as outstanding on the Partnership's books and records as of the date of determination; provided, however, that if at any time any Person or Group (other than the General Partner or its Affiliates) beneficially owns 20% or more of any Outstanding Partnership Securities of any class then Outstanding, all Partnership Securities owned by such Person or Group shall not be voted on any matter and shall not be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement, except that Common Units so owned shall be considered to be Outstanding for purposes of Section 11.1(b)(iv) (such Common Units shall not, however, be treated as a separate class of Partnership Securities for purposes of this Agreement); provided, further, that the foregoing limitation shall not apply (i) to any Person or Group who acquired 20% or more of any Outstanding Partnership Securities of any class then Outstanding directly from the General Partner or its Affiliates, (ii) to any Person or Group who acquired 20% or more of any Outstanding Partnership Securities of any class then Outstanding directly or indirectly from a Person or Group described in clause (i) provided that the General Partner shall have notified such Person or Group in writing that such limitation shall not apply, or (iii) to any Person or Group who acquired 20% or more of any Partnership Securities issued by the Partnership with the prior approval of the board of directors of the General Partner.

   "Over-Allotment Option" means the over-allotment option granted to the Underwriters by the Partnership pursuant to the Underwriting Agreement.

   "Parity Units" means Common Units and all other Units of any other class or series that have the right (i) to receive distributions of Available Cash from Operating Surplus pursuant to each of subclauses (a)(i) and (a)(ii) of Section
6.4 in the same order of priority with respect to the participation of Common Units in such distributions or (ii) to participate in allocations of Net Termination Gain pursuant to Section 6.1(c)(i)(B) in the same order of priority with the Common Units, in each case regardless of whether the amounts or value so distributed or allocated on each Parity Unit equals the amount or value so distributed or allocated on each Common Unit. Units whose participation in such
(i) distributions of Available Cash from Operating Surplus and (ii) allocations of Net Termination Gain are subordinate in order of priority to such distributions and allocations on Common Units shall not constitute Parity Units even if such Units are convertible under certain circumstances into Common Units or Parity Units.

   "Partner Nonrecourse Debt" has the meaning set forth in Treasury Regulation
Section 1.704-2(b)(4).

   "Partner Nonrecourse Debt Minimum Gain" has the meaning set forth in Treasury Regulation Section 1.704-2(i)(2).

   "Partner Nonrecourse Deductions" means any and all items of loss, deduction or expenditure (including, without limitation, any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(i), are attributable to a Partner Nonrecourse Debt.

   "Partners" means the General Partner and the Limited Partners.

                                     A--11

   "Partnership" means Sunoco Logistics Partners L.P., a Delaware limited partnership, and any successors thereto.

   "Partnership Group" means the Partnership, the Operating Partnership and any Subsidiary of any such entity, treated as a single consolidated entity.

   "Partnership Interest" means an interest in the Partnership, which shall include the General Partner Interest and Limited Partner Interests.

   "Partnership Minimum Gain" means that amount determined in accordance with the principles of Treasury Regulation Section 1.704-2(d).

   "Partnership Security" means any class or series of equity interest in the Partnership (but excluding any options, rights, warrants and appreciation rights relating to an equity interest in the Partnership), including without limitation, Common Units, Subordinated Units and Incentive Distribution Rights.

   "Percentage Interest" means as of any date of determination (a) as to the General Partner (in its capacity as General Partner without reference to any Limited Partner Interests held by it), 2.0%, (b) as to any Unitholder or Assignee holding Units, the product obtained by multiplying (i) 98% less the percentage applicable to paragraph (c) by (ii) the quotient obtained by dividing (A) the number of Units held by such Unitholder or Assignee by (B) the total number of all Outstanding Units, and (c) as to the holders of additional Partnership Securities issued by the Partnership in accordance with Section 5.6, the percentage established as a part of such issuance. The Percentage Interest with respect to an Incentive Distribution Right shall at all times be zero.

   "Person" means an individual or a corporation, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.

   "Per Unit Capital Amount" means, as of any date of determination, the Capital Account, stated on a per Unit basis, underlying any Unit held by a Person other than the General Partner or any Affiliate of the General Partner who holds Units.

   "Pipelines and Terminals Storage and Throughput Agreement" means that certain Pipelines and Terminals Storage and Throughput Agreement, dated as of the Closing Date, among Sunoco, Inc. (R&M), the Partnership, the Operating Partnership, the General Partner and certain other parties.

   "Pro Rata" means (a) when modifying Units or any class thereof, apportioned equally among all designated Units in accordance with their relative Percentage Interests, (b) when modifying Partners and Assignees, apportioned among all Partners and Assignees in accordance with their relative Percentage Interests and (c) when modifying holders of Incentive Distribution Rights, apportioned equally among all holders of Incentive Distribution Rights in accordance with the relative number of Incentive Distribution Rights held by each such holder.

   "Purchase Date" means the date determined by the General Partner as the date for purchase of all Outstanding Units of a certain class (other than Units owned by the General Partner and its Affiliates) pursuant to Article XV.

   "Quarter" means, unless the context requires otherwise, a fiscal quarter, or, with respect to the first fiscal quarter after the Closing Date, the portion of such fiscal quarter after the Closing Date, of the Partnership.

   "Recapture Income" means any gain recognized by the Partnership (computed without regard to any adjustment required by Section 734 or Section 743 of the
Code) upon the disposition of any property or asset of the Partnership, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.

   "Record Date" means the date established by the General Partner for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Limited Partners or entitled to vote by ballot or

                                     A--12
give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

   "Record Holder" means the Person in whose name a Common Unit is registered on the books of the Transfer Agent as of the opening of business on a particular Business Day, or with respect to other Partnership Securities, the Person in whose name any such other Partnership Security is registered on the books which the General Partner has caused to be kept as of the opening of business on such Business Day.

   "Redeemable Interests" means any Partnership Interests for which a redemption notice has been given, and has not been withdrawn, pursuant to
Section 4.10.

   "Registration Statement" means the Registration Statement on Form S-1 (Registration No. 333-71968) as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Offering.

   "Remaining Net Positive Adjustments" means as of the end of any taxable period, (i) with respect to the Unitholders holding Common Units or Subordinated Units, the excess of (a) the Net Positive Adjustments of the Unitholders holding Common Units or Subordinated Units as of the end of such period over (b) the sum of those Partners' Share of Additional Book Basis Derivative Items for each prior taxable period, (ii) with respect to the General Partner (as holder of the General Partner Interest), the excess of (a) the Net Positive Adjustments of the General Partner as of the end of such period over (b) the sum of the General Partner's Share of Additional Book Basis Derivative Items with respect to the General Partner Interest for each prior taxable period, and (iii) with respect to the holders of Incentive Distribution Rights, the excess of (a) the Net Positive Adjustments of the holders of Incentive Distribution Rights as of the end of such period over (b) the sum of the Share of Additional Book Basis Derivative Items of the holders of the Incentive Distribution Rights for each prior taxable period.

   "Required Allocations" means (a) any limitation imposed on any allocation of Net Losses or Net Termination Losses under Section 6.1(b) or 6.1(c)(ii) and (b) any allocation of an item of income, gain, loss or deduction pursuant to
Section 6.1(d)(i), 6.1(d)(ii), 6.1(d)(iv), 6.1(d)(vii) or 6.1(d)(ix).

   "Residual Gain" or "Residual Loss" means any item of gain or loss, as the case may be, of the Partnership recognized for federal income tax purposes resulting from a sale, exchange or other disposition of a Contributed Property or Adjusted Property, to the extent such item of gain or loss is not allocated pursuant to Section 6.2(b)(i)(A) or 6.2(b)(ii)(A), respectively, to eliminate Book-Tax Disparities.

   "Restricted Business" has the meaning assigned to such term in the Omnibus Agreement.

   "Retained Assets" means the pipeline, terminal and other logistic assets and investments owned by Sunoco, Inc. and its affiliates that were not conveyed, contributed or otherwise transferred to the Partnership Group pursuant to the Contribution Agreement, including, without limitation, Mid-Valley Pipeline Company, West Texas Gulf Pipeline Company, the Mesa pipeline and Inland Corporation; provided, however, that the term ''Retained Assets'' shall not include any pipeline, terminal or other logistics assets or investments that are sold, transferred or otherwise disposed of after the date of this Agreement to a Person that is not an Affiliate of Sunoco, Inc.

   "Second Liquidation Target Amount" has the meaning assigned to such term in
Section 6.1(c)(i)(E).

   "Second Target Distribution" means $0.575 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on March 31, 2002, it means the product of $0.575 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is 90), subject to adjustment in accordance with Sections 6.6 and 6.9.

   "Securities Act" means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

   "Share of Additional Book Basis Derivative Items" means in connection with any allocation of Additional Book Basis Derivative Items for any taxable period, (i) with respect to the Unitholders holding Common Units or Subordinated Units, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the

                                     A--13

Unitholders' Remaining Net Positive Adjustments as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time, (ii) with respect to the General Partner (as holder of the General Partner Interest), the amount that bears the same ratio to such additional Book Basis Derivative Items as the General Partner's Remaining Net Positive Adjustments as of the end of such period bears to the Aggregate Remaining Net Positive Adjustment as of that time, and (iii) with respect to the Partners holding Incentive Distribution Rights, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Remaining Net Positive Adjustments of the Partners holding the Incentive Distribution Rights as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time.

   "Special Approval" means approval by a majority of the members of the Conflicts Committee.

   "Subordinated Unit" means a Unit representing a fractional part of the Partnership Interests of all Limited Partners and Assignees and having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term "Subordinated Unit" as used herein does not include a Common Unit or Parity Unit. A Subordinated Unit that is convertible into a Common Unit or a Parity Unit shall not constitute a Common Unit or Parity Unit until such conversion occurs.

   "Subordination Period" means the period commencing on the Closing Date and ending on the first to occur of the following dates:

      (a) the first day of any Quarter beginning after December 31, 2006 in respect of which (i) (A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution (or portion thereof for the first fiscal quarter after the Closing Date) on all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units during such periods and (B) the Adjusted Operating Surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units and Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Basis, plus the related distribution on the General Partner Interest, during such periods and (ii) there are no Cumulative Common Unit Arrearages; and

      (b) the date on which the General Partner is removed as general partner of the Partnership upon the requisite vote by holders of Outstanding Units under circumstances where Cause does not exist and Units held by the General Partner and its Affiliates are not voted in favor of such removal.

   "Subsidiary" means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person, or a combination thereof, or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

   "Substituted Limited Partner" means a Person who is admitted as a Limited Partner to the Partnership pursuant to Section 10.2 in place of and with all the rights of a Limited Partner and who is shown as a Limited Partner on the books and records of the Partnership.

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   "Surviving Business Entity" has the meaning assigned to such term in Section
14.2(b).

   "Third Liquidation Target Amount" has the meaning assigned to such term in
Section 6.1(c)(i)(F).

   "Third Target Distribution" means $0.70 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on March 31, 2002, it means the product of $0.70 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is 90), subject to adjustment in accordance with Sections 6.6 and 6.9.

   "Trading Day" has the meaning assigned to such term in Section 15.1(a).

   "Transfer" has the meaning assigned to such term in Section 4.4(a).

   "Transfer Agent" means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as shall be appointed from time to time by the Partnership to act as registrar and transfer agent for the Common Units; provided that if no Transfer Agent is specifically designated for any other Partnership Securities, the General Partner shall act in such capacity.

   "Transfer Application" means an application and agreement for transfer of Units in the form set forth on the back of a Certificate or in a form substantially to the same effect in a separate instrument.

   "Treasury Services Agreement" means the Treasury Services Agreement, dated as of the Closing Date, among Sunoco, Inc., the General Partner and the Partnership.

   "Underwriter" means each Person named as an underwriter in Schedule I to the Underwriting Agreement who purchases Common Units pursuant thereto.

   "Underwriting Agreement" means the Underwriting Agreement dated February 4, 2002 among the Underwriters, the Partnership, the General Partner, the Operating Partnership and Sunoco, Inc. providing for the purchase of Common Units by such Underwriters.

   "Unit" means a Partnership Security that is designated as a "Unit" and shall include Common Units and Subordinated Units but shall not include (i) a General Partner Interest or (ii) Incentive Distribution Rights.

   "Unitholders" means the holders of Units.

   "Unit Majority" means, during the Subordination Period, at least a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its affiliates) voting as a class and at least a majority of the Outstanding Subordinated Units voting as a class, and thereafter, at least a majority of the Outstanding Common Units.

   "Unpaid MQD" has the meaning assigned to such term in Section 6.1(c)(i)(B).

   "Unrealized Gain" attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the fair market value of such property as of such date (as determined under Section 5.5(d)) over (b) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date).

   "Unrealized Loss" attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date) over (b) the fair market value of such property as of such date (as determined under Section 5.5(d)).

   "Unrecovered Capital" means at any time, with respect to a Unit, the Initial Unit Price less the sum of all distributions constituting Capital Surplus theretofore made in respect of an Initial Common Unit and any

                                     A--15
distributions of cash (or the Net Agreed Value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership theretofore made in respect of an Initial Common Unit, adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of such Units.

   "U.S. GAAP" means United States Generally Accepted Accounting Principles consistently applied.

   "Withdrawal Opinion of Counsel" has the meaning assigned to such term in
Section 11.1(b).

   "Working Capital Borrowings" means borrowings used solely for working capital purposes or to pay distributions to Partners made pursuant to a credit facility or other arrangement to the extent such borrowings are required to be reduced to a relatively small amount each year (or for the year in which the Initial Offering is consummated, the 12-month period beginning on the Closing
Date) for an economically meaningful period of time.

Section 1.2  Construction.

   Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; and (c) the term "include" or "includes" means includes, without limitation, and "including" means including, without limitation.

                                  ARTICLE II

                                 ORGANIZATION

Section 2.1  Formation.

   The General Partner and the Organizational Limited Partner have previously formed the Partnership as a limited partnership pursuant to the provisions of the Delaware Act and hereby amend and restate the original Agreement of Limited Partnership of Sunoco Logistics Partners L.P. in its entirety. This amendment and restatement shall become effective on the date of this Agreement. Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Delaware Act. All Partnership Interests shall constitute personal property of the owner thereof for all purposes and a Partner has no interest in specific Partnership property.

Section 2.2  Name.

   The name of the Partnership shall be "Sunoco Logistics Partners L.P." The Partnership's business may be conducted under any other name or names deemed necessary or appropriate by the General Partner in its sole discretion, including the name of the General Partner. The words "Limited Partnership," "L.P.," "Ltd." or similar words or letters shall be included in the Partnership's name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The General Partner in its discretion may change the name of the Partnership at any time and from time to time and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.

Section 2.3  Registered Office; Registered Agent; Principal Office; Other
  Offices

   Unless and until changed by the General Partner, the registered office of the Partnership in the State of Delaware shall be located at 1209 Orange Street, Wilmington, Delaware 19801, and the registered agent for service of process on the Partnership in the State of Delaware at such registered office shall be The Corporation

                                     A--16

Trust Company. The principal office of the Partnership shall be located at 1801 Market Street, Philadelphia, Pennsylvania 19103 or such other place as the General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner deems necessary or appropriate. The address of the General Partner shall be 1801 Market Street, Philadelphia, Pennsylvania 19103 or such other place as the General Partner may from time to time designate by notice to the Limited Partners.

Section 2.4  Purpose and Business.

   The purpose and nature of the business to be conducted by the Partnership shall be to (a) serve as a partner of the Operating Partnership and, in connection therewith, to exercise all the rights and powers conferred upon the Partnership as a partner of the Operating Partnership pursuant to the Operating Partnership Agreement or otherwise, (b) engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that the Operating Partnership is permitted to engage in by the Operating Partnership Agreement or that its subsidiaries are permitted to engage in by their limited liability company or partnership agreements and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity, (c) engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that is approved by the General Partner and which lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity; provided, however, that the General Partner reasonably determines, as of the date of the acquisition or commencement of such activity, that such activity (i) generates "qualifying income" (as such term is defined pursuant to Section 7704 of the Code) or a Subsidiary or a Partnership activity that generates qualifying income or (ii) enhances the operations of an activity of the Operating Partnership, and (d) do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a Group Member. The General Partner has no obligation or duty to the Partnership, the Limited Partners or the Assignees to propose or approve, and in its discretion may decline to propose or approve, the conduct by the Partnership of any business.

Section 2.5  Powers.

   The Partnership shall be empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described in
Section 2.4 and for the protection and benefit of the Partnership.

Section 2.6  Power of Attorney.

   (a) Each Limited Partner and each Assignee hereby constitutes and appoints the General Partner and, if a Liquidator shall have been selected pursuant to
Section 12.3, the Liquidator (and any successor to the Liquidator by merger, transfer, assignment, election or otherwise) and each of their authorized officers and attorneys-in-fact, as the case may be, with full power of substitution, as his true and lawful agent and attorney-in-fact, with full power and authority in his name, place and stead, to:

      (i) execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (A) all certificates, documents and other instruments (including this Agreement and the Certificate of Limited Partnership and all amendments or restatements hereof or thereof) that the General Partner or the Liquidator deems necessary or appropriate to form, qualify or continue the existence or qualification of the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware and in all other jurisdictions in which the Partnership may conduct business or own property; (B) all certificates, documents and other instruments that the General Partner or the Liquidator deems necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement

                                     A--17
   of this Agreement; (C) all certificates, documents and other instruments (including conveyances and a certificate of cancellation) that the General Partner or the Liquidator deems necessary or appropriate to reflect the dissolution and liquidation of the Partnership pursuant to the terms of this Agreement; (D) all certificates, documents and other instruments relating to the admission, withdrawal, removal or substitution of any Partner pursuant to, or other events described in, Article IV, X, XI or XII; (E) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of any class or series of Partnership Securities issued pursuant to Section 5.6; and (F) all certificates, documents and other instruments (including agreements and a certificate of merger) relating to a merger or consolidation of the Partnership pursuant to Article XIV; and

      (ii) execute, swear to, acknowledge, deliver, file and record all ballots, consents, approvals, waivers, certificates, documents and other instruments necessary or appropriate, in the discretion of the General Partner or the Liquidator, to make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by the Partners hereunder or is consistent with the terms of this Agreement or is necessary or appropriate, in the discretion of the General Partner or the Liquidator, to effectuate the terms or intent of this Agreement; provided, that when required by Section13.3 or any other provision of this Agreement that establishes a percentage of the Limited Partners or of the Limited Partners of any class or series required to take any action, the General Partner and the Liquidator may exercise the power of attorney made in this
   Section 2.6(a)(ii) only after the necessary vote, consent or approval of the Limited Partners or of the Limited Partners of such class or series, as applicable.

Nothing contained in this Section 2.6(a) shall be construed as authorizing the General Partner to amend this Agreement except in accordance with Article XIII or as may be otherwise expressly provided for in this Agreement.

   (b) The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive and, to the maximum extent permitted by law, not be affected by the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy or termination of any Limited Partner or Assignee and the transfer of all or any portion of such Limited Partner's or Assignee's Partnership Interest and shall extend to such Limited Partner's or Assignee's heirs, successors, assigns and personal representatives. Each such Limited Partner or Assignee hereby agrees to be bound by any representation made by the General Partner or the Liquidator acting in good faith pursuant to such power of attorney; and each such Limited Partner or Assignee, to the maximum extent permitted by law, hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of the General Partner or the Liquidator taken in good faith under such power of attorney. Each Limited Partner or Assignee shall execute and deliver to the General Partner or the Liquidator, within 15 days after receipt of the request therefor, such further designation, powers of attorney and other instruments as the General Partner or the Liquidator deems necessary to effectuate this Agreement and the purposes of the Partnership.

Section 2.7  Term.

   The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Delaware Act and shall continue in existence until the dissolution of the Partnership in accordance with the provisions of Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Delaware Act.

Section 2.8  Title to Partnership Assets.

   Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner or Assignee, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner, one or more of its Affiliates

                                     A--18
or one or more nominees, as the General Partner may determine. The General Partner hereby declares and warrants that any Partnership assets for which record title is held in the name of the General Partner or one or more of its Affiliates or one or more nominees shall be held by the General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use reasonable efforts to cause record title to such assets (other than those assets in respect of which the General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership as soon as reasonably practicable; provided, further, that, prior to the withdrawal or removal of the General Partner or as soon thereafter as practicable, the General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to the General Partner. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.

                                  ARTICLE III

                          RIGHTS OF LIMITED PARTNERS

Section 3.1  Limitation of Liability.

   The Limited Partners and the Assignees shall have no liability under this Agreement except as expressly provided in this Agreement or the Delaware Act.

Section 3.2  Management of Business.

   No Limited Partner or Assignee, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Delaware
Act) of the Partnership's business, transact any business in the Partnership's name or have the power to sign documents for or otherwise bind the Partnership. Any action taken by any Affiliate of the General Partner or any officer, director, employee, manager, member, general partner, agent or trustee of the General Partner or any of its Affiliates, or any officer, director, employee, manager, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall not be deemed to be participation in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 17-303(a) of the Delaware Act) and shall not affect, impair or eliminate the limitations on the liability of the Limited Partners or Assignees under this Agreement.

Section 3.3  Outside Activities of the Limited Partners.

   Subject to the provisions of Section 7.5 and the Omnibus Agreement, which shall continue to be applicable to the Persons referred to therein, regardless of whether such Persons shall also be Limited Partners or Assignees, any Limited Partner or Assignee shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership Group. Neither the Partnership nor any of the other Partners or Assignees shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner or Assignee.

Section 3.4  Rights of Limited Partners.

   (a) In addition to other rights provided by this Agreement or by applicable law, and except as limited by Section 3.4(b), each Limited Partner shall have the right, for a purpose reasonably related to such Limited Partner's interest as a limited partner in the Partnership, upon reasonable written demand and at such Limited Partner's own expense:

      (i) to obtain true and full information regarding the status of the business and financial condition of the Partnership;

      (ii) promptly after becoming available, to obtain a copy of the Partnership's federal, state and local income tax returns for each year;

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

      (iii) to have furnished to him a current list of the name and last known business, residence or mailing address of each Partner;

      (iv) to have furnished to him a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto, together with a copy of the executed copies of all powers of attorney pursuant to which this Agreement, the Certificate of Limited Partnership and all amendments thereto have been executed;

      (v) to obtain true and full information regarding the amount of cash and a description and statement of the Net Agreed Value of any other Capital Contribution by each Partner and which each Partner has agreed to contribute in the future, and the date on which each became a Partner; and

      (vi) to obtain such other information regarding the affairs of the Partnership as is just and reasonable.

   (b) The General Partner may keep confidential from the Limited Partners and Assignees, for such period of time as the General Partner deems reasonable, (i) any information that the General Partner reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the General Partner in good faith believes (A) is not in the best interests of the Partnership Group, (B) could damage the Partnership Group or (C) that any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Partnership the primary purpose of which is to circumvent the obligations set forth in this
Section 3.4).

                                  ARTICLE IV

CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP INTERESTS; REDEMPTION OF
                             PARTNERSHIP INTERESTS

Section 4.1  Certificates.

   Upon the Partnership's issuance of Common Units or Subordinated Units to any Person, the Partnership shall issue one or more Certificates in the name of such Person evidencing the number of such Units being so issued. In addition,
(a) upon the General Partner's request, the Partnership shall issue to it one or more Certificates in the name of the General Partner evidencing its interests in the Partnership and (b) upon the request of any Person owning Incentive Distribution Rights or any other Partnership Securities other than Common Units or Subordinated Units, the Partnership shall issue to such Person one or more certificates evidencing such Incentive Distribution Rights or other Partnership Securities other than Common Units or Subordinated Units. Certificates shall be executed on behalf of the Partnership by the Chairman of the Board, President or any Executive Vice President or Vice President and the Secretary or any Assistant Secretary of the General Partner. No Common Unit Certificate shall be valid for any purpose until it has been countersigned by the Transfer Agent; provided, however, that if the General Partner elects to issue Common Units in global form, the Common Unit Certificates shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Common Units have been duly registered in accordance with the directions of the Partnership and the Underwriters. Subject to the requirements of Section 6.7(b), the Partners holding Certificates evidencing Subordinated Units may exchange such Certificates for Certificates evidencing Common Units on or after the date on which such Subordinated Units are converted into Common Units pursuant to the terms of Section 5.8.

Section 4.2  Mutilated, Destroyed, Lost or Stolen Certificates.

   (a) If any mutilated Certificate is surrendered to the Transfer Agent, the appropriate officers of the General Partner on behalf of the Partnership shall execute, and the Transfer Agent shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and type of Partnership Securities as the Certificate so surrendered.

   (b) The appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and the Transfer Agent shall countersign a new Certificate in place of any Certificate previously issued if the Record Holder of the Certificate:

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

      (i) makes proof by affidavit, in form and substance satisfactory to the Partnership, that a previously issued Certificate has been lost, destroyed or stolen;

      (ii) requests the issuance of a new Certificate before the Partnership has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

      (iii) if requested by the Partnership, delivers to the Partnership a bond, in form and substance satisfactory to the Partnership, with surety or sureties and with fixed or open penalty as the Partnership may reasonably direct, in its sole discretion, to indemnify the Partnership, the Partners, the General Partner and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

      (iv) satisfies any other reasonable requirements imposed by the Partnership.

   If a Limited Partner or Assignee fails to notify the Partnership within a reasonable time after he has notice of the loss, destruction or theft of a Certificate, and a transfer of the Limited Partner Interests represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, the Limited Partner or Assignee shall be precluded from making any claim against the Partnership, the General Partner or the Transfer Agent for such transfer or for a new Certificate.

   (c) As a condition to the issuance of any new Certificate under this Section 4.2, the Partnership may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

Section 4.3  Record Holders.

   The Partnership shall be entitled to recognize the Record Holder as the Partner or Assignee with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such Partnership Interest on the part of any other Person, regardless of whether the Partnership shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership Interests are listed for trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Partnership Interests, as between the Partnership on the one hand, and such other Persons on the other, such representative Person (a) shall be the Partner or Assignee (as the case may be) of record and beneficially, (b) must execute and deliver a Transfer Application and (c) shall be bound by this Agreement and shall have the rights and obligations of a Partner or Assignee (as the case may be) hereunder and as, and to the extent, provided for herein.

Section 4.4  Transfer Generally.

   (a) The term "transfer," when used in this Agreement with respect to a Partnership Interest, shall be deemed to refer to a transaction by which a General Partner assigns its General Partner Interest to another Person who becomes a General Partner, by which the holder of a Limited Partner Interest assigns such Limited Partner Interest to another Person who is or becomes a Limited Partner or an Assignee, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise.

   (b) No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article
IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be null and void.

   (c) Nothing contained in this Agreement shall be construed to prevent a disposition by any member of the General Partner of any or all of the membership interests of the General Partner.

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

Section 4.5  Registration and Transfer of Limited Partner Interests.

   (a) The Partnership shall keep or cause to be kept on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the Partnership will provide for the registration and transfer of Limited Partner Interests. The Transfer Agent is hereby appointed registrar and transfer agent for the purpose of registering Common Units and transfers of such Common Units as herein provided. The Partnership shall not recognize transfers of Certificates evidencing Limited Partner Interests unless such transfers are effected in the manner described in this Section 4.5. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions of Section 4.5(b), the appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and in the case of Common Units, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Certificates evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered.

   (b) Except as otherwise provided in Section 4.9, the Partnership shall not recognize any transfer of Limited Partner Interests until the Certificates evidencing such Limited Partner Interests are surrendered for registration of transfer and such Certificates are accompanied by a Transfer Application duly executed by the transferee (or the transferee's attorney-in-fact duly authorized in writing). No charge shall be imposed by the Partnership for such transfer; provided, that as a condition to the issuance of any new Certificate under this Section 4.5, the Partnership may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto.

   (c) Limited Partner Interests may be transferred only in the manner described in this Section 4.5. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement.

   (d) Until admitted as a Substituted Limited Partner pursuant to Section 10.2, the Record Holder of a Limited Partner Interest shall be an Assignee in respect of such Limited Partner Interest. Limited Partners may include custodians, nominees or any other individual or entity in its own or any representative capacity.

   (e) A transferee of a Limited Partner Interest who has completed and delivered a Transfer Application shall be deemed to have (i) requested admission as a Substituted Limited Partner, (ii) agreed to comply with and be bound by and to have executed this Agreement, (iii) represented and warranted that such transferee has the right, power and authority and, if an individual, the capacity to enter into this Agreement, (iv) granted the powers of attorney set forth in this Agreement and (v) given the consents and approvals and made the waivers contained in this Agreement.

   (f) The General Partner and its Affiliates shall have the right at any time to transfer their Subordinated Units and Common Units (whether issued upon conversion of the Subordinated Units or otherwise) to one or more Persons.

Section 4.6  Transfer of the General Partner's General Partner Interest.

   (a) Subject to Section 4.6(c) below, prior to December 31, 2011, the General Partner shall not transfer all or any part of its General Partner Interest to a Person unless such transfer (i) has been approved by the prior written consent or vote of the holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) or (ii) is of all, but not less than all, of its General Partner Interest to (A) an Affiliate of the General Partner (other than an individual) or (B) another Person (other than an individual) in connection with the merger or consolidation of the General Partner with or into another Person (other than an individual) or the transfer by the General Partner of all or substantially all of its assets to another Person (other than an individual).

                                     A--22

   (b) Subject to Section 4.6(c) below, on or after December 31, 2011, the General Partner may transfer all or any of its General Partner Interest without Unitholder approval.

   (c) Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and to be bound by the provisions of this Agreement, (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability of any Limited Partner or of any limited partner of the Operating Partnership or cause the Partnership or the Operating Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed) and
(iii) such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership or membership interest of the General Partner as the general partner or managing member, if any, of each other Group Member. In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.3, be admitted to the Partnership as the General Partner immediately prior to the transfer of the Partnership Interest, and the business of the Partnership shall continue without dissolution.

Section 4.7  Transfer of Incentive Distribution Rights.

   Prior to December 31, 2011, a holder of Incentive Distribution Rights may transfer any or all of the Incentive Distribution Rights held by such holder without any consent of the Unitholders (a) to an Affiliate of such holder (other than an individual) or (b) to another Person (other than an individual) in connection with (i) the merger or consolidation of such holder of Incentive Distribution Rights with or into such other Person or (ii) the transfer by such holder of all or substantially all of its assets to such other Person or (iii) the sale of all or substantially all of the equity interests of such holder to such other Person. Any other transfer of the Incentive Distribution Rights prior to December 31, 2011, shall require the prior approval of holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates). On or after December 31, 2011, the General Partner or any other holder of Incentive Distribution Rights may transfer any or all of its Incentive Distribution Rights without Unitholder approval. Notwithstanding anything herein to the contrary, no transfer of Incentive Distribution Rights to another Person shall be permitted unless the transferee agrees to be bound by the provisions of this Agreement.

Section 4.8  Restrictions on Transfers.

   (a) Except as provided in Section 4.8(d) below, but notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interests shall be made if such transfer would (i) violate the then applicable federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer, (ii) terminate the existence or qualification of the Partnership or the Operating Partnership under the laws of the jurisdiction of its formation, or (iii) cause the Partnership or the Operating Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed).

   (b) The General Partner may impose restrictions on the transfer of Partnership Interests if a subsequent Opinion of Counsel determines that such restrictions are necessary to avoid a significant risk of the Partnership or the Operating Partnership becoming taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes. The restrictions may be imposed by making such amendments to this Agreement as the General Partner may determine to be necessary or appropriate to impose such restrictions; provided, however, that any amendment that the General Partner believes, in the exercise of its reasonable discretion, could result in the delisting or suspension of trading of any class of Limited Partner Interests on the principal National Securities Exchange on which such class of Limited Partner Interests is then traded must be approved, prior to such amendment being effected, by the holders of at least a majority of the Outstanding Limited Partner Interests of such class.

   (c) The transfer of a Subordinated Unit that has converted into a Common Unit shall be subject to the restrictions imposed by Section 6.7(b).

                                     A--23

   (d) Nothing contained in this Article IV, or elsewhere in this Agreement, shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed for trading.

Section 4.9  Citizenship Certificates; Non-citizen Assignees.

   (a) If any Group Member is or becomes subject to any federal, state or local law or regulation that, in the reasonable determination of the General Partner, creates a substantial risk of cancellation or forfeiture of any property in which the Group Member has an interest based on the nationality, citizenship or other related status of a Limited Partner or Assignee, the General Partner may request any Limited Partner or Assignee to furnish to the General Partner, within 30 days after receipt of such request, an executed Citizenship Certification or such other information concerning his nationality, citizenship or other related status (or, if the Limited Partner or Assignee is a nominee holding for the account of another Person, the nationality, citizenship or other related status of such Person) as the General Partner may request. If a Limited Partner or Assignee fails to furnish to the General Partner within the aforementioned 30-day period such Citizenship Certification or other requested information or if upon receipt of such Citizenship Certification or other requested information the General Partner determines, with the advice of counsel, that a Limited Partner or Assignee is not an Eligible Citizen, the Partnership Interests owned by such Limited Partner or Assignee shall be subject to redemption in accordance with the provisions of Section 4.10. In addition, the General Partner may require that the status of any such Partner or Assignee be changed to that of a Non-citizen Assignee and, thereupon, the General Partner shall be substituted for such Non-citizen Assignee as the Limited Partner in respect of his Limited Partner Interests.

   (b) The General Partner shall, in exercising voting rights in respect of Limited Partner Interests held by it on behalf of Non-citizen Assignees, distribute the votes in the same ratios as the votes of Partners (including without limitation the General Partner) in respect of Limited Partner Interests other than those of Non-citizen Assignees are cast, either for, against or abstaining as to the matter.

   (c) Upon dissolution of the Partnership, a Non-citizen Assignee shall have no right to receive a distribution in kind pursuant to Section 12.4 but shall be entitled to the cash equivalent thereof, and the Partnership shall provide cash in exchange for an assignment of the Non-citizen Assignee's share of the distribution in kind. Such payment and assignment shall be treated for Partnership purposes as a purchase by the Partnership from the Non-citizen Assignee of his Limited Partner Interest (representing his right to receive his share of such distribution in kind).

   (d) At any time after he can and does certify that he has become an Eligible Citizen, a Non-citizen Assignee may, upon application to the General Partner, request admission as a Substituted Limited Partner with respect to any Limited Partner Interests of such Non-citizen Assignee not redeemed pursuant to Section 4.10, and upon his admission pursuant to Section 10.2, the General Partner shall cease to be deemed to be the Limited Partner in respect of the Non-citizen Assignee's Limited Partner Interests.

Section 4.10  Redemption of Partnership Interests of Non-citizen Assignees.

   (a) If at any time a Limited Partner or Assignee fails to furnish a Citizenship Certification or other information requested within the 30-day period specified in Section 4.9(a), or if upon receipt of such Citizenship Certification or other information the General Partner determines, with the advice of counsel, that a Limited Partner or Assignee is not an Eligible Citizen, the Partnership may, unless the Limited Partner or Assignee establishes to the satisfaction of the General Partner that such Limited Partner or Assignee is an Eligible Citizen or has transferred his Partnership Interests to a Person who is an Eligible Citizen and who furnishes a Citizenship Certification to the General Partner prior to the date fixed for redemption as provided below, redeem the Partnership Interest of such Limited Partner or Assignee as follows:

      (i) The General Partner shall, not later than the 30th day before the date fixed for redemption, give notice of redemption to the Limited Partner or Assignee, at his last address designated on the records of the Partnership or the Transfer Agent, by registered or certified mail, postage prepaid. The notice shall be

                                     A--24
   deemed to have been given when so mailed. The notice shall specify the Redeemable Interests, the date fixed for redemption, the place of payment, that payment of the redemption price will be made upon surrender of the Certificate evidencing the Redeemable Interests and that on and after the date fixed for redemption no further allocations or distributions to which the Limited Partner or Assignee would otherwise be entitled in respect of the Redeemable Interests will accrue or be made.

      (ii) The aggregate redemption price for Redeemable Interests shall be an amount equal to the Current Market Price (the date of determination of which shall be the date fixed for redemption) of Limited Partner Interests of the class to be so redeemed multiplied by the number of Limited Partner Interests of each such class included among the Redeemable Interests. The redemption price shall be paid, in the discretion of the General Partner, in cash or by delivery of a promissory note of the Partnership in the principal amount of the redemption price, bearing interest at the rate of 10% annually and payable in three equal annual installments of principal together with accrued interest, commencing one year after the redemption date.

      (iii) Upon surrender by or on behalf of the Limited Partner or Assignee, at the place specified in the notice of redemption, of the Certificate evidencing the Redeemable Interests, duly endorsed in blank or accompanied by an assignment duly executed in blank, the Limited Partner or Assignee or his duly authorized representative shall be entitled to receive the payment therefor.

      (iv) After the redemption date, Redeemable Interests shall no longer constitute issued and Outstanding Limited Partner Interests.

   (b) The provisions of this Section 4.10 shall also be applicable to Limited Partner Interests held by a Limited Partner or Assignee as nominee of a Person determined to be other than an Eligible Citizen.

   (c) Nothing in this Section 4.10 shall prevent the recipient of a notice of redemption from transferring his Limited Partner Interest before the redemption date if such transfer is otherwise permitted under this Agreement. Upon receipt of notice of such a transfer, the General Partner shall withdraw the notice of redemption, provided the transferee of such Limited Partner Interest certifies to the satisfaction of the General Partner in a Citizenship Certification delivered in connection with the Transfer Application that he is an Eligible Citizen. If the transferee fails to make such certification, such redemption shall be effected from the transferee on the original redemption date.

                                   ARTICLE V

          CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

Section 5.1  Organizational Contributions.

   In connection with the formation of the Partnership under the Delaware Act, the General Partner made an initial Capital Contribution to the Partnership in the amount of $20.00, for a certain interest in the Partnership and has been admitted as a General Partner of the Partnership, and the Organizational Limited Partner made an initial Capital Contribution to the Partnership in the amount of $980.00. As of the Closing Date, the interest of the Organizational Limited Partner shall be redeemed as provided in the Contribution Agreement; the initial Capital Contributions of each Partner shall thereupon be refunded; and the Organizational Limited Partner shall cease to be a Limited Partner of the Partnership. Ninety-eight percent of any interest or other profit that may have resulted from the investment or other use of such initial Capital Contributions shall be allocated and distributed to the Organizational Limited Partner, and the balance thereof shall be allocated and distributed to the General Partner.

Section 5.2  Contributions by the General Partner and its Affiliates.

   (a) On the Closing Date and pursuant to the Contribution Agreement, the General Partner shall contribute to the Partnership, as a Capital Contribution, all of its interest in Sunoco Logistics Partners GP LLC, Sun Pipe Line Services
(In) L.P., Sunoco Michigan (In) LLC, Explorer Pipeline Company, Sunoco Mid-Con
(In) LLC, Sun

                                     A--25

Pipe Line GP LLC, Sunoco Pipeline L.P., Sunoco R&M (In) LLC, Sunoco Partners Marketing & Terminals L.P., Atlantic (In) LLC, Atlantic (In) L.P., and Atlantic R&M (In) L.P. in exchange for (i)the continuation of its General Partner Interest, subject to all of the rights, privileges and duties of the General Partner under this Agreement, (ii) the Incentive Distribution Rights, (iii) 5,633,639 Common Units, (iv) 11,383,639 Subordinated Units and (v) a special interest representing the right to receive from the Partnership on the Closing Date the net proceeds from the issuance of the Notes estimated to be $245.3 million distributed to it by the Operating Partnership.

   (b) Upon the issuance of any additional Limited Partner Interests by the Partnership (other than the issuance of the Common Units issued in the Initial Offering and other than the issuance of the Common Units issued pursuant to the Over-Allotment Option and other than Common Units purchased by the General Partner to the extent the Over-Allotment option is not exercised), the General Partner shall be required to make additional Capital Contributions equal to 2/98ths of any amount contributed to the Partnership by the Limited Partners in exchange for such additional Limited Partner Interests. Except as set forth in the immediately preceding sentence and Article XII, the General Partner shall not be obligated to make any additional Capital Contributions to the Partnership.

   (c) Any payment made to the Partnership Group by the General Partner or its Affiliates pursuant to Article III or V of the Omnibus Agreement or payments made pursuant to Section 5.2 of the Omnibus Agreement shall be treated for purposes of this Agreement as a Capital Contribution by the General Partner to the Partnership.

Section 5.3 Contributions by Initial Limited Partners and Distributions to the General Partner.

   (a) On the Closing Date and pursuant to the Underwriting Agreement, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units specified in the Underwriting Agreement to be purchased by such Underwriter at the Closing Date. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter on whose behalf such Capital Contribution is made in an amount equal to the quotient obtained by dividing (i) the cash contribution to the Partnership by or on behalf of such Underwriter by (ii) the Issue Price per Initial Common Unit.

   (b) Notwithstanding anything else herein contained, the distribution of the net proceeds of the issuance of the Notes received by the Partnership from the Operating Partnership will be distributed to the General Partner, in redemption of its special interest as set forth in Section 5.2(a).

   (c) Upon the exercise of the Over-Allotment Option and pursuant to the Underwriting Agreement, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units specified in the Underwriting Agreement to be purchased by such Underwriter at the Option Closing Date. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter on whose behalf such Capital Contribution is made in an amount equal to the quotient obtained by dividing (i) the cash contributions to the Partnership by or on behalf of such Underwriter by (ii) the Issue Price per Initial Common Unit.

   (d) No Limited Partner Interests will be issued or issuable as of or at the Closing Date other than (i) the Common Units issuable pursuant to subparagraph
(a) hereof in aggregate number equal to 5,000,000, (ii) the "Additional Units" as such term is used in the Underwriting Agreement in an aggregate number up to 750,000 issuable upon exercise of the Over-Allotment Option pursuant to subparagraph (c) hereof or to the General Partner to the extent the Over-Allotment Option is not exercised, (iii) the 5,633,639 Common Units issuable to the General Partner pursuant to Section 5.2 hereof, (iv) the 11,383,639 Subordinated Units issuable to the General Partner pursuant to
Section 5.2 hereof, and (v) the Incentive Distribution Rights.

Section 5.4  Interest and Withdrawal.

   No interest shall be paid by the Partnership on Capital Contributions. No Partner or Assignee shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon termination of the Partnership may be considered as such by law and

                                     A--26
then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner or Assignee shall have priority over any other Partner or Assignee either as to the return of Capital Contributions or as to profits, losses or distributions. Any such return shall be a compromise to which all Partners and Assignees agree within the meaning of
Section 17-502(b) of the Delaware Act.

Section 5.5  Capital Accounts.

   (a) The Partnership shall maintain for each Partner (or a beneficial owner of Partnership Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with
Section 6031(c) of the Code or any other method acceptable to the General Partner in its sole discretion) owning a Partnership Interest a separate Capital Account with respect to such Partnership Interest in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions made to the Partnership with respect to such Partnership Interest pursuant to this Agreement and (ii) all items of Partnership income and gain (including, without limitation, income and gain exempt from tax) computed in accordance with
Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section6.1, and decreased by (x) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made with respect to such Partnership Interest pursuant to this Agreement and (y) all items of Partnership deduction and loss computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1.

   (b) For purposes of computing the amount of any item of income, gain, loss or deduction which is to be allocated pursuant to Article VI and is to be reflected in the Partners' Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes (including, without limitation, any method of depreciation, cost recovery or amortization used for that purpose), provided, that:

      (i) Solely for purposes of this Section 5.5, the Partnership shall be treated as owning directly its proportionate share (as determined by the General Partner based upon the provisions of the Operating Partnership Agreement) of all property owned by the Operating Partnership or any other Subsidiary that is classified as a partnership for federal income tax purposes.

      (ii) All fees and other expenses incurred by the Partnership to promote the sale of (or to sell) a Partnership Interest that can neither be deducted nor amortized under Section 709 of the Code, if any, shall, for purposes of Capital Account maintenance, be treated as an item of deduction at the time such fees and other expenses are incurred and shall be allocated among the Partners pursuant to Section 6.1.

      (iii) Except as otherwise provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(m), the computation of all items of income, gain, loss and deduction shall be made without regard to any election under Section 754 of the Code which may be made by the Partnership and, as to those items described in Section 705(a)(1)(B) or 705(a)(2)(B) of the Code, without regard to the fact that such items are not includable in gross income or are neither currently deductible nor capitalized for federal income tax purposes. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment in the Capital Accounts shall be treated as an item of gain or loss.

      (iv) Any income, gain or loss attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the Partnership's Carrying Value with respect to such property as of such date.

      (v) In accordance with the requirements of Section 704(b) of the Code, any deductions for depreciation, cost recovery or amortization attributable to any Contributed Property shall be determined as if the adjusted basis of such property on the date it was acquired by the Partnership were equal to the Agreed Value of such property. Upon an adjustment pursuant to Section 5.5(d) to the Carrying Value of any Partnership property subject to depreciation, cost recovery or amortization, any further deductions for such

                                     A--27
   depreciation, cost recovery or amortization attributable to such property shall be determined (A) as if the adjusted basis of such property were equal to the Carrying Value of such property immediately following such adjustment and (B) using a rate of depreciation, cost recovery or amortization derived from the same method and useful life (or, if applicable, the remaining useful life) as is applied for federal income tax purposes; provided, however, that, if the asset has a zero adjusted basis for federal income tax purposes, depreciation, cost recovery or amortization deductions shall be determined using any reasonable method that the General Partner may adopt.

      (vi) If the Partnership's adjusted basis in a depreciable or cost recovery property is reduced for federal income tax purposes pursuant to
   Section 48(q)(1) or 48(q)(3) of the Code, the amount of such reduction shall, solely for purposes hereof, be deemed to be an additional depreciation or cost recovery deduction in the year such property is placed in service and shall be allocated among the Partners pursuant to Section
   6.1. Any restoration of such basis pursuant to Section 48(q)(2) of the Code shall, to the extent possible, be allocated in the same manner to the Partners to whom such deemed deduction was allocated.

   (c)(i) A transferee of a Partnership Interest shall succeed to a pro rata portion of the Capital Account of the transferor relating to the Partnership Interest so transferred.

   (ii) Immediately prior to the transfer of a Subordinated Unit or of a Subordinated Unit that has converted into a Common Unit pursuant to Section 5.8 by a holder thereof (other than a transfer to an Affiliate unless the General Partner elects to have this subparagraph 5.5(c)(ii) apply), the Capital Account maintained for such Person with respect to its Subordinated Units or converted Subordinated Units will (A) first, be allocated to the Subordinated Units or converted Subordinated Units to be transferred in an amount equal to the product of (x) the number of such Subordinated Units or converted Subordinated Units to be transferred and (y) the Per Unit Capital Amount for a Common Unit, and (B) second, any remaining balance in such Capital Account will be retained by the transferor, regardless of whether it has retained any Subordinated Units or converted Subordinated Units. Following any such allocation, the transferor's Capital Account, if any, maintained with respect to the retained Subordinated Units or converted Subordinated Units, if any, will have a balance equal to the amount allocated under clause (B) herein above, and the transferee's Capital Account established with respect to the transferred Subordinated Units or converted Subordinated Units will have a balance equal to the amount allocated under clause (A) herein above.

   (d)(i) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), on an issuance of additional Partnership Interests for cash or Contributed Property or the conversion of the General Partner's Combined Interest to Common Units pursuant to Section 11.3(b), the Capital Account of all Partners and the Carrying Value of each Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized on an actual sale of each such property immediately prior to such issuance and had been allocated to the Partners at such time pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized during such period would have been allocated. In determining such Unrealized Gain or Unrealized Loss, the aggregate cash amount and fair market value of all Partnership assets (including, without limitation, cash or cash equivalents) immediately prior to the issuance of additional Partnership Interests shall be determined by the General Partner using such reasonable method of valuation as it may adopt; provided, however, that the General Partner, in arriving at such valuation, must take fully into account the fair market value of the Partnership Interests of all Partners at such time. The General Partner shall allocate such aggregate value among the assets of the Partnership (in such manner as it determines in its discretion to be reasonable) to arrive at a fair market value for individual properties.

   (ii) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), immediately prior to any actual or deemed distribution to a Partner of any Partnership property (other than a distribution of cash that is not in redemption or retirement of a Partnership Interest), the Capital Accounts of all Partners and the Carrying Value of all Partnership property shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been

                                     A--28
recognized in a sale of such property immediately prior to such distribution for an amount equal to its fair market value, and had been allocated to the Partners, at such time, pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized during such period would have been allocated. In determining such Unrealized Gain or Unrealized Loss the aggregate cash amount and fair market value of all Partnership assets (including, without limitation, cash or cash equivalents) immediately prior to a distribution shall
(A) in the case of an actual distribution which is not made pursuant to Section
12.4 or in the case of a deemed distribution, be determined and allocated in the same manner as that provided in Section 5.5(d)(i) or (B) in the case of a liquidating distribution pursuant to Section 12.4, be determined and allocated by the Liquidator using such reasonable method of valuation as it may adopt.

Section 5.6  Issuances of Additional Partnership Securities.

   (a) Subject to Section 5.7, the Partnership may issue additional Partnership Securities and options, rights, warrants and appreciation rights relating to the Partnership Securities for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as shall be established by the General Partner in its sole discretion, all without the approval of any Limited Partners.

   (b) Each additional Partnership Security authorized to be issued by the Partnership pursuant to Section 5.6(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Securities), as shall be fixed by the General Partner in the exercise of its sole discretion, including (i) the right to share Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) the rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may redeem the Partnership Security; (v) whether such Partnership Security is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Partnership Security will be issued, evidenced by certificates and assigned or transferred; and (vii) the right, if any, of each such Partnership Security to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Security.

   (c) The General Partner is hereby authorized and directed to take all actions that it deems necessary or appropriate in connection with (i) each issuance of Partnership Securities and options, rights, warrants and appreciation rights relating to Partnership Securities pursuant to this Section 5.6, (ii) the conversion of the General Partner Interest or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement, (iii) the admission of Additional Limited Partners and (iv) all additional issuances of Partnership Securities. The General Partner is further authorized and directed to specify the relative rights, powers and duties of the holders of the Units or other Partnership Securities being so issued. The General Partner shall do all things necessary to comply with the Delaware Act and is authorized and directed to do all things it deems to be necessary or advisable in connection with any future issuance of Partnership Securities or in connection with the conversion of the General Partner Interest or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Units or other Partnership Securities are listed for trading.

Section 5.7  Limitations on Issuance of Additional Partnership Securities.

   Except as otherwise specified in this Section 5.7, the issuance of Partnership Securities pursuant to Section 5.6 shall be subject to the following restrictions and limitations:

      (a) During the Subordination Period, the Partnership shall not issue (and shall not issue any options, rights, warrants or appreciation rights relating to) an aggregate of more than 5,691,820 additional Parity Units without the prior approval of the holders of a Unit Majority. In applying this limitation, there shall be excluded Common Units and other Parity Units issued (A) in connection with the Underwriting Agreement, (B) in accordance with Sections 5.7(b) and 5.7(c), (C) upon conversion of Subordinated Units pursuant to

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

   Section 5.8, (D) upon conversion of the General Partner Interest or any Incentive Distribution Rights pursuant to Section 11.3(b), (D) pursuant to the employee benefit plans of the General Partner, the Partnership or any other Group Member, (E) upon a conversion or exchange of Parity Units issued after the date hereof into Common Units or other Parity Units; provided that the total amount of Available Cash required to pay the aggregate Minimum Quarterly Distribution on all Common Units and all Parity Units does not increase as a result of this conversion or exchange and (F) in the event of a combination or subdivision of Common Units.

      (b) During the Subordination Period, the Partnership may also issue an unlimited number of Parity Units without the prior approval of the Unitholders, if such issuance occurs (i) in connection with an Acquisition or a Capital Improvement or (ii) within 365 days of, and the net proceeds from such issuance are used to repay debt incurred in connection with, an Acquisition or a Capital Improvement, in each case where such Acquisition or Capital Improvement involves assets that, if acquired by the Partnership as of the date that is one year prior to the first day of the Quarter in which such Acquisition is to be consummated or such Capital Improvement is to be completed, would have resulted, on a pro forma basis, in an increase in:

          (A) the amount of Adjusted Operating Surplus generated by the Partnership on a per-Unit basis (for all Outstanding Units) with respect to each of the four most recently completed Quarters (on a pro forma basis as described below) as compared to

          (B) the actual amount of Adjusted Operating Surplus generated by the Partnership on a per-Unit basis (for all Outstanding Units) (excluding Adjusted Operating Surplus attributable to the Acquisition or Capital Improvement) with respect to each of such four most recently completed Quarters.

   The General Partner's good faith determination that such an increase would have resulted shall be conclusive. If the issuance of Parity Units with respect to an Acquisition or Capital Improvement occurs within the first four full Quarters after the Closing Date, then Adjusted Operating Surplus as used in clauses (A) (subject to the succeeding sentence) and (B) above shall be calculated (i) for each Quarter, if any, that commenced after the Closing Date for which actual results of operations are available, based on the actual Adjusted Operating Surplus of the Partnership generated with respect to such Quarter, and (ii) for each other Quarter, on a pro forma basis consistent with the procedures, as applicable, set forth in Appendix D to the Registration Statement. Furthermore, the amount in clause (A) shall be determined on a pro forma basis assuming that (1) all of the Parity Units to be issued in connection with or within 365 days of such Acquisition or Capital Improvement had been issued and outstanding, (2) all indebtedness for borrowed money to be incurred or assumed in connection with such Acquisition or Capital Improvement (other than any such indebtedness that is to be repaid with the proceeds of such issuance of Parity Units) had been incurred or assumed, in each case as of the commencement of such four-Quarter period, (3) the personnel expenses that would have been incurred by the Partnership in the operation of the acquired assets are the personnel expenses for employees to be retained by the Partnership in the operation of the acquired assets, and (4) the non-personnel costs and expenses are computed on the same basis as those incurred by the Partnership in the operation of the Partnership's business at similarly situated Partnership facilities.

      (c) During the Subordination Period, without the prior approval of the holders of a Unit Majority, the Partnership shall not issue any additional Partnership Securities (or options, rights, warrants or appreciation rights related thereto) (i) that are entitled in any Quarter to receive in respect of the Subordination Period any distribution of Available Cash from Operating Surplus before the Common Units and any Parity Units have received (or amounts have been set aside for payment of) the Minimum Quarterly Distribution and any Cumulative Common Unit Arrearage for such Quarter or
   (ii) that are entitled to allocations in respect of the Subordination Period of Net Termination Gain before the Common Units and any Parity Units have been allocated Net Termination Gain pursuant to Section 6.1(c)(i)(B).

      (d) During the Subordination Period, without the prior approval of the Unitholders, the Partnership may issue additional Partnership Securities (or options, rights, warrants or appreciation rights related thereto) (i) that are not entitled in any Quarter during the Subordination Period to receive any distributions of Available Cash from Operating Surplus until after the Common Units and any Parity Units have received (or amounts have been set aside for payment of) the Minimum Quarterly Distribution and any Cumulative

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

   Common Unit Arrearage for such Quarter and (ii) that are not entitled to allocations in respect of the Subordination Period of Net Termination Gain before the Common Units and Parity Units have been allocated Net Termination Gain pursuant to Section 6.1(c)(i)(B), even if (A) the amount of Available Cash from Operating Surplus to which each such Partnership Security is entitled to receive after the Minimum Quarterly Distribution and any Cumulative Common Unit Arrearage have been paid or set aside for payment on the Common Units exceeds the Minimum Quarterly Distribution, (B) the amount of Net Termination Gain to be allocated to such Partnership Security after Net Termination Gain has been allocated to any Common Units and Parity Units pursuant to Section 6.1(c)(i)(B) exceeds the amount of such Net Termination Gain to be allocated to each Common Unit or Parity Unit or (C) the holders of such additional Partnership Securities have the right to require the Partnership or its Affiliates to repurchase such Partnership Securities at a discount, par or a premium.

      (e) During the Subordination Period, the Partnership may also issue an unlimited number of Parity Units without the approval of the Unitholders, if the proceeds from such issuance are used exclusively to repay up to $40.0 million of indebtedness of a Group Member where the aggregate amount of distributions that would have been paid with respect to such newly issued Units or Partnership Securities, plus the related distributions on the General Partner Interest in respect of the four-Quarter period ending prior to the first day of the Quarter in which the issuance is to be consummated (assuming such additional Units or Partnership Securities had been Outstanding throughout such period and that distributions equal to the distributions that were actually paid on the Outstanding Units during the period were paid on such additional Units or Partnership Securities) did not exceed the interest costs actually incurred during such period on the indebtedness that is to be repaid (or, if such indebtedness was not outstanding throughout the entire period, would have been incurred had such indebtedness been outstanding for the entire period). In the event that the Partnership is required to pay a prepayment penalty in connection with the repayment of such indebtedness, for purposes of the foregoing test the number of Parity Units issued to repay such indebtedness shall be deemed increased by the number of Parity Units that would need to be issued to pay such penalty.

      (f) No fractional Units shall be issued by the Partnership.

Section 5.8  Conversion of Subordinated Units.

   (a) A total of 2,845,910 of the Outstanding Subordinated Units will convert into Common Units on a one-for-one basis immediately after the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter ending on or after December 31, 2004, in respect of which:

      (i) distributions under Section 6.4 in respect of all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units during such periods;

      (ii) the Adjusted Operating Surplus generated during each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Basis, plus the related distribution on the General Partner Interest in the Partnership, during such periods; and

      (iii) the Cumulative Common Unit Arrearage on all of the Common Units is zero.

   (b) An additional 2,845,910 of the Outstanding Subordinated Units will convert into Common Units on a one-for-one basis immediately after the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter ending on or after December 31, 2005, in respect of which

      (i) distributions under Section 6.4 in respect of all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units

                                     A--31
   with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units during such periods;

      (ii) the Adjusted Operating Surplus generated during each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Basis, plus the related distribution on the General Partner Interest during such periods; and

      (iii) the Cumulative Common Unit Arrearage on all of the Common Units is zero;

provided, however, that the conversion of Subordinated Units pursuant to this
Section 5.8(b) may not occur until at least one year following the conversion of Subordinated Units pursuant to Section 5.8(a).

   (c) In the event that less than all of the Outstanding Subordinated Units shall convert into Common Units pursuant to Section 5.8(a) or 5.8(b) at a time when there shall be more than one holder of Subordinated Units, then, unless all of the holders of Subordinated Units shall agree to a different allocation, the Subordinated Units that are to be converted into Common Units shall be allocated among the holders of Subordinated Units pro rata based on the number of Subordinated Units held by each such holder.

   (d) Any Subordinated Units that are not converted into Common Units pursuant to Section 5.8(a) and (b) shall convert into Common Units on a one-for-one basis immediately after the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of the final Quarter of the Subordination Period.

   (e) Notwithstanding any other provision of this Agreement, all the then Outstanding Subordinated Units will automatically convert into Common Units on a one-for-one basis as set forth in, and pursuant to the terms of, Section 11.4.

   (f) A Subordinated Unit that has converted into a Common Unit shall be subject to the provisions of Section 6.7(b).

Section 5.9  Limited Preemptive Right.

   Except as provided in this Section 5.9 and in Section 5.2, no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Security, whether unissued, held in the treasury or hereafter created. The General Partner shall have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Securities from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Securities to Persons other than the General Partner and its Affiliates, to the extent necessary to maintain the Percentage Interests of the General Partner and its Affiliates equal to that which existed immediately prior to the issuance of such Partnership Securities.

Section 5.10  Splits and Combinations.

   (a) Subject to Sections 5.10(d), 6.6 and 6.9 (dealing with adjustments of distribution levels), the Partnership may make a Pro Rata distribution of Partnership Securities to all Record Holders or may effect a subdivision or combination of Partnership Securities so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Unit basis (including any Common Unit Arrearage or Cumulative Common Unit Arrearage) or stated as a number of Units (including the number of Subordinated Units that may convert prior to the end of the Subordination Period and the number of additional Parity Units that may be issued pursuant to Section 5.7 without a Unitholder vote) are proportionately adjusted retroactive to the beginning of the Partnership.

   (b) Whenever such a distribution, subdivision or combination of Partnership Securities is declared, the General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be

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

effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice. The General Partner also may cause a firm of independent public accountants selected by it to calculate the number of Partnership Securities to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The General Partner shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

   (c) Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates to the Record Holders of Partnership Securities as of the applicable Record Date representing the new number of Partnership Securities held by such Record Holders, or the General Partner may adopt such other procedures as it may deem appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Securities Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of such new Certificate, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

   (d) The Partnership shall not issue fractional Units upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would result in the issuance of fractional Units but for the provisions of Section 5.7(e) and this Section 5.10(d), each fractional Unit shall be rounded to the nearest whole Unit (and a 0.5 Unit shall be rounded to the next higher Unit).

Section 5.11  Fully Paid and Non-Assessable Nature of Limited Partner Interests.

   All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non-assessability may be affected by Section 17-607 of the Delaware Act.

                                  ARTICLE VI

                         ALLOCATIONS AND DISTRIBUTIONS

Section 6.1  Allocations for Capital Account Purposes.

   For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Partnership's items of income, gain, loss and deduction (computed in accordance with Section 5.5(b)) shall be allocated among the Partners in each taxable year (or portion thereof) as provided herein below.

   (a) Net Income. After giving effect to the special allocations set forth in
Section 6.1(d), Net Income for each taxable year and all items of income, gain, loss and deduction taken into account in computing Net Income for such taxable year shall be allocated as follows:

      (i) First, 100% to the General Partner, in an amount equal to the aggregate Net Losses allocated to the General Partner pursuant to Section 6.1(b)(iii) for all previous taxable years until the aggregate Net Income allocated to the General Partner pursuant to this Section 6.1(a)(i) for the current taxable year and all previous taxable years is equal to the aggregate Net Losses allocated to the General Partner pursuant to Section 6.1(b)(iii) for all previous taxable years;

      (ii) Second, 2% to the General Partner, in an amount equal to the aggregate Net Losses allocated to the General Partner pursuant to Section 6.1(b)(ii) for all previous taxable years and 98% to the Unitholders, in accordance with their respective Percentage Interests, until the aggregate Net Income allocated to such Partners pursuant to this Section 6.1(a)(ii) for the current taxable year and all previous taxable years is equal to the aggregate Net Losses allocated to such Partners pursuant to Section 6.1(b)(ii) for all previous taxable years; and

      (iii) Third, 2% to the General Partner, and 98% to the Unitholders, Pro Rata.

   (b) Net Losses. After giving effect to the special allocations set forth in
Section 6.1(d), Net Losses for each taxable period and all items of income, gain, loss and deduction taken into account in computing Net Losses for such taxable period shall be allocated as follows:

                                     A--33

      (i) First, 2% to the General Partner, and 98% to the Unitholders, Pro Rata, until the aggregate Net Losses allocated pursuant to this Section 6.1(b)(i) for the current taxable year and all previous taxable years is equal to the aggregate Net Income allocated to such Partners pursuant to
   Section 6.1(a)(iii) for all previous taxable years, provided that the Net Losses shall not be allocated pursuant to this Section 6.1(b)(i) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account);

      (ii) Second, 2% to the General Partner, and 98% to the Unitholders, Pro Rata; provided, that Net Losses shall not be allocated pursuant to this
   Section 6.1(b)(ii) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account);

      (iii) Third, the balance, if any, 100% to the General Partner.

   (c) Net Termination Gains and Losses. After giving effect to the special allocations set forth in Section 6.1(d), all items of income, gain, loss and deduction taken into account in computing Net Termination Gain or Net Termination Loss for such taxable period shall be allocated in the same manner as such Net Termination Gain or Net Termination Loss is allocated hereunder. All allocations under this Section 6.1(c) shall be made after Capital Account balances have been adjusted by all other allocations provided under this
Section 6.1 and after all distributions of Available Cash provided under Sections 6.4 and 6.5 have been made; provided, however, that solely for purposes of this Section 6.1(c), Capital Accounts shall not be adjusted for distributions made pursuant to Section 12.4.

      (i) If a Net Termination Gain is recognized (or deemed recognized pursuant to Section 5.5(d)), such Net Termination Gain shall be allocated among the Partners in the following manner (and the Capital Accounts of the Partners shall be increased by the amount so allocated in each of the following subclauses, in the order listed, before an allocation is made pursuant to the next succeeding subclause):

          (A) First, to each Partner having a deficit balance in its Capital Account, in the proportion that such deficit balance bears to the total deficit balances in the Capital Accounts of all Partners, until each such Partner has been allocated Net Termination Gain equal to any such deficit balance in its Capital Account;

          (B) Second, 98% to all Unitholders holding Common Units, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Capital plus (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(i) or (b)(i) with respect to such Common Unit for such Quarter (the amount determined pursuant to this clause (2) is hereinafter defined as the "Unpaid MQD") plus (3) any then existing Cumulative Common Unit Arrearage;

          (C) Third, if such Net Termination Gain is recognized (or is deemed to be recognized) prior to the expiration of the Subordination Period, 98% to all Unitholders holding Subordinated Units, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Subordinated Unit then Outstanding equals the sum of (1) its Unrecovered Capital, determined for the taxable year (or portion thereof) to which this allocation of gain relates, plus (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(iii) with respect to such Subordinated Unit for such Quarter;

          (D) Fourth, 98% to all Unitholders, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Capital, plus (2) the Unpaid MQD, plus (3) any then existing Cumulative Common Unit Arrearage, plus (4) the excess of (aa) the First Target Distribution less the Minimum Quarterly Distribution for each Quarter of the Partnership's existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Sections

                                     A--34

       6.4(a)(iv) and 6.4(b)(ii) (the sum of (1) plus (2) plus (3) plus (4) is hereinafter defined as the "First Liquidation Target Amount");

          (E) Fifth, 85% to all Unitholders, Pro Rata, 13% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the First Liquidation Target Amount, plus (2) the excess of (aa) the Second Target Distribution less the First Target Distribution for each Quarter of the Partnership's existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Sections 6.4(a)(v) and 6.4(b)(iii) (the sum of (1) plus (2) is hereinafter defined as the "Second Liquidation Target Amount");

          (F) Sixth, 75% to all Unitholders, Pro Rata, 23% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the Second Liquidation Target Amount, plus (2) the excess of (aa) the Third Target Distribution less the Second Target Distribution for each Quarter of the Partnership's existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Sections 6.4(a)(vi) and 6.4(b)(iv) (the sum of (1) plus (2) is hereinafter defined as the "Third Liquidation Target Amount"); and

          (G) Finally, any remaining amount 50% to all Unitholders, Pro Rata, 48% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner.

      (ii) If a Net Termination Loss is recognized (or deemed recognized pursuant to Section 5.5(d)), such Net Termination Loss shall be allocated among the Partners in the following manner:

          (A) First, if such Net Termination Loss is recognized (or is deemed to be recognized) prior to the conversion of the last Outstanding Subordinated Unit, 98% to the Unitholders holding Subordinated Units, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Subordinated Unit then Outstanding has been reduced to zero;

          (B) Second, 98% to all Unitholders holding Common Units, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Common Unit then Outstanding has been reduced to zero; and

          (C) Third, the balance, if any, 100% to the General Partner.

      (iii) If, immediately prior to the allocation of any Net Termination Gain or Net Termination Loss pursuant to Section 6.1(c)(i) and (ii), the cumulative amount of Capital Contributions by the General Partner to the Partnership described in Section 5.2(c) exceeds the cumulative amount of items allocated to the General Partner pursuant to Section 6.1(d)(xiii), items of loss and deduction shall be allocated to the General Partner, immediately prior to any allocation pursuant to Section 6.1(c)(i) and (ii), in an amount equal to such excess. In the event the amount of Partnership losses and deductions available to make the allocation described in the previous sentence is less than the amount required to satisfy such allocation, Net Termination Gain that would otherwise be allocated to the General Partner pursuant to Sections 6.1(c)(i)(B), (D), (E), (F) or (G), in an amount equal to such shortfall, shall be allocated to the Unitholders holding Common Units instead.

   (d) Special Allocations.  Notwithstanding any other provision of this
Section 6.1, the following special allocations shall be made for such taxable period:

      (i) Partnership Minimum Gain Chargeback. Notwithstanding any other provision of this Section 6.1, if there is a net decrease in Partnership Minimum Gain during any Partnership taxable period, each Partner shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provision. For purposes of this Section 6.1(d), each Partner's Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d) with respect to

                                     A--35
   such taxable period (other than an allocation pursuant to Sections 6.1(d)(vi) and 6.1(d)(vii)). This Section 6.1(d)(i) is intended to comply with the Partnership Minimum Gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

      (ii) Chargeback of Partner Nonrecourse Debt Minimum
   Gain. Notwithstanding the other provisions of this Section 6.1 (other than Section 6.1(d)(i)), except as provided in Treasury Regulation Section 1.704-2(i)(4), if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any Partnership taxable period, any Partner with a share of Partner Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii), or any successor provisions. For purposes of this Section 6.1(d), each Partner's Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d), other than Section 6.1(d)(i) and other than an allocation pursuant to Sections 6.1(d)(vi) and 6.1(d)(vii), with respect to such taxable period. This Section 6.1(d)(ii) is intended to comply with the chargeback of items of income and gain requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

      (iii) Priority Allocations.

          (A) If the amount of cash or the Net Agreed Value of any property distributed (except cash or property distributed pursuant to Section 12.4) to any Unitholder with respect to its Units for a taxable year is greater (on a per Unit basis) than the amount of cash or the Net Agreed Value of property distributed to the other Unitholders with respect to their Units (on a per Unit basis), then (1) each Unitholder receiving such greater cash or property distribution shall be allocated gross income in an amount equal to the product of (aa) the amount by which the distribution (on a per Unit basis) to such Unitholder exceeds the distribution (on a per Unit basis) to the Unitholders receiving the smallest distribution and (bb) the number of Units owned by the Unitholder receiving the greater distribution; and (2) the General Partner shall be allocated gross income in an aggregate amount equal to 1/98th of the sum of the amounts allocated in clause (1) above.

          (B) After the application of Section 6.1(d)(iii)(A), all or any portion of the remaining items of Partnership gross income or gain for the taxable period, if any, shall be allocated 100% to the holders of Incentive Distribution Rights, Pro Rata, until the aggregate amount of such items allocated to the holders of Incentive Distribution Rights pursuant to this paragraph 6.1(d)(iii)(B) for the current taxable year and all previous taxable years is equal to the cumulative amount of all Incentive Distributions made to the holders of Incentive Distribution Rights from the Closing Date to a date 45 days after the end of the current taxable year.

      (iv) Qualified Income Offset. In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or
   1.704-1(b)(2)(ii)(d)(6), items of Partnership income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations promulgated under Section 704(b) of the Code, the deficit balance, if any, in its Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible unless such deficit balance is otherwise eliminated pursuant to Section 6.1(d)(i) or (ii).

      (v) Gross Income Allocations. In the event any Partner has a deficit balance in its Capital Account at the end of any Partnership taxable period in excess of the sum of (A) the amount such Partner is required to restore pursuant to the provisions of this Agreement and (B) the amount such Partner is deemed obligated to restore pursuant to Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5), such Partner shall be specially allocated items of Partnership gross income and gain in the amount of such excess as quickly as possible; provided, that an allocation pursuant to this Section 6.1(d)(v) shall be made only if and to the extent that such Partner would have a deficit balance in its Capital Account as adjusted after all other allocations provided for in this Section 6.1 have been tentatively made as if this Section 6.1(d)(v) were not in this Agreement.

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

      (vi) Nonrecourse Deductions. Nonrecourse Deductions for any taxable period shall be allocated to the Partners in accordance with their respective Percentage Interests. If the General Partner determines in its good faith discretion that the Partnership's Nonrecourse Deductions must be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations promulgated under Section 704(b) of the Code, the General Partner is authorized, upon notice to the other Partners, to revise the prescribed ratio to the numerically closest ratio that does satisfy such requirements.

      (vii) Partner Nonrecourse Deductions. Partner Nonrecourse Deductions for any taxable period shall be allocated 100% to the Partner that bears the Economic Risk of Loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Partner bears the Economic Risk of Loss with respect to a Partner Nonrecourse Debt, such Partner Nonrecourse Deductions attributable thereto shall be allocated between or among such Partners in accordance with the ratios in which they share such Economic Risk of Loss.

      (viii) Nonrecourse Liabilities.  For purposes of Treasury Regulation
   Section 1.752-3(a)(3), the Partners agree that Nonrecourse Liabilities of the Partnership in excess of the sum of (A) the amount of Partnership Minimum Gain and (B) the total amount of Nonrecourse Built-in Gain shall be allocated among the Partners in accordance with their respective Percentage Interests.

      (ix) Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(c) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

      (x) Economic Uniformity. At the election of the General Partner with respect to any taxable period ending upon, or after, the termination of the Subordination Period, all or a portion of the remaining items of Partnership gross income or gain for such taxable period, after taking into account allocations pursuant to Section 6.1(d)(iii), shall be allocated 100% to each Partner holding Subordinated Units that are Outstanding as of the termination of the Subordination Period ("Final Subordinated Units") in the proportion of the number of Final Subordinated Units held by such Partner to the total number of Final Subordinated Units then Outstanding, until each such Partner has been allocated an amount of gross income or gain which increases the Capital Account maintained with respect to such Final Subordinated Units to an amount equal to the product of (A) the number of Final Subordinated Units held by such Partner and (B) the Per Unit Capital Amount for a Common Unit. The purpose of this allocation is to establish uniformity between the Capital Accounts underlying Final Subordinated Units and the Capital Accounts underlying Common Units held by Persons other than the General Partner and its Affiliates immediately prior to the conversion of such Final Subordinated Units into Common Units. This allocation method for establishing such economic uniformity will only be available to the General Partner if the method for allocating the Capital Account maintained with respect to the Subordinated Units between the transferred and retained Subordinated Units pursuant to Section 5.5(c)(ii) does not otherwise provide such economic uniformity to the Final Subordinated Units.

      (xi) Curative Allocation.

          (A) Notwithstanding any other provision of this Section 6.1, other than the Required Allocations, the Required Allocations shall be taken into account in making the Agreed Allocations so that, to the extent possible, the net amount of items of income, gain, loss and deduction allocated to each Partner pursuant to the Required Allocations and the Agreed Allocations, together, shall be equal to the net amount of such items that would have been allocated to each such Partner under the Agreed Allocations had the Required Allocations and the related Curative Allocation not otherwise been provided in this Section 6.1. Notwithstanding the preceding sentence, Required Allocations relating to
       (1) Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partnership Minimum Gain and
       (2) Partner Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partner Nonrecourse Debt Minimum

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

       Gain. Allocations pursuant to this Section 6.1(d)(xi)(A) shall only be made with respect to Required Allocations to the extent the General Partner reasonably determines that such allocations will otherwise be inconsistent with the economic agreement among the Partners. Further, allocations pursuant to this Section 6.1(d)(xi)(A) shall be deferred with respect to allocations pursuant to clauses (1) and (2) hereof to the extent the General Partner reasonably determines that such allocations are likely to be offset by subsequent Required Allocations.

          (B) The General Partner shall have reasonable discretion, with respect to each taxable period, to (1) apply the provisions of Section 6.1(d)(xi)(A) in whatever order is most likely to minimize the economic distortions that might otherwise result from the Required Allocations, and (2) divide all allocations pursuant to Section 6.1(d)(xi)(A) among the Partners in a manner that is likely to minimize such economic distortions.

      (xii) Corrective Allocations. In the event of any allocation of Additional Book Basis Derivative Items or any Book-Down Event or any recognition of a Net Termination Loss, the following rules shall apply:

          (A) In the case of any allocation of Additional Book Basis Derivative Items (other than an allocation of Unrealized Gain or Unrealized Loss under Section 5.5(d) hereof), the General Partner shall allocate additional items of gross income and gain away from the holders of Incentive Distribution Rights to the Unitholders and the General Partner, or additional items of deduction and loss away from the Unitholders and the General Partner to the holders of Incentive Distribution Rights, to the extent that the Additional Book Basis Derivative Items allocated to the Unitholders or the General Partner exceed their Share of Additional Book Basis Derivative Items. For this purpose, the Unitholders and the General Partner shall be treated as being allocated Additional Book Basis Derivative Items to the extent that such Additional Book Basis Derivative Items have reduced the amount of income that would otherwise have been allocated to the Unitholders or the General Partner under the Partnership Agreement (e.g., Additional Book Basis Derivative Items taken into account in computing cost of goods sold would reduce the amount of book income otherwise available for allocation among the Partners). Any allocation made pursuant to this
       Section 6.1(d)(xii)(A) shall be made after all of the other Agreed Allocations have been made as if this Section 6.1(d)(xii) were not in this Agreement and, to the extent necessary, shall require the reallocation of items that have been allocated pursuant to such other Agreed Allocations.

          (B) In the case of any negative adjustments to the Capital Accounts of the Partners resulting from a Book-Down Event or from the recognition of a Net Termination Loss, such negative adjustment (1) shall first be allocated, to the extent of the Aggregate Remaining Net Positive Adjustments, in such a manner, as reasonably determined by the General Partner, that to the extent possible the aggregate Capital Accounts of the Partners will equal the amount which would have been the Capital Account balance of the Partners if no prior Book-Up Events had occurred, and (2) any negative adjustment in excess of the Aggregate Remaining Net Positive Adjustments shall be allocated pursuant to Section 6.1(c) hereof.

          (C) In making the allocations required under this Section 6.1(d)(xii), the General Partner, in its sole discretion, may apply whatever conventions or other methodology it deems reasonable to satisfy the purpose of this Section 6.1(d)(xii).

      (xiii) Allocation of Indemnified Losses. All losses, costs, penalties, damages and expenses described in Sections 3.1(a), 3.3 and 3.4(a) of the Omnibus Agreement, and all deductions and losses resulting from any payment made by the General Partner or its Affiliates to the Partnership pursuant to
   Article VI of the Omnibus Agreement or any payment made pursuant to Section
   5.2 of the Omnibus Agreement shall be allocated 100% to the General Partner.

Section 6.2  Allocations for Tax Purposes.

   (a) Except as otherwise provided herein, for federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Partners in the same manner as its correlative item of "book" income, gain, loss or deduction is allocated pursuant to Section 6.1.


                                     A--38

   (b) In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, items of income, gain, loss, depreciation, amortization and cost recovery deductions shall be allocated for federal income tax purposes among the Partners as follows:

      (i) (A) In the case of a Contributed Property, such items attributable thereto shall be allocated among the Partners in the manner provided under
   Section 704(c) of the Code that takes into account the variation between the Agreed Value of such property and its adjusted basis at the time of contribution; and (B) any item of Residual Gain or Residual Loss attributable to a Contributed Property shall be allocated among the Partners in the same manner as its correlative item of "book" gain or loss is allocated pursuant to Section 6.1.

      (ii) (A) In the case of an Adjusted Property, such items shall (1) first, be allocated among the Partners in a manner consistent with the principles of Section 704(c) of the Code to take into account the Unrealized Gain or Unrealized Loss attributable to such property and the allocations thereof pursuant to Section 5.5(d)(i) or 5.5(d)(ii), and (2) second, in the event such property was originally a Contributed Property, be allocated among the Partners in a manner consistent with Section 6.2(b)(i)(A); and (B) any item of Residual Gain or Residual Loss attributable to an Adjusted Property shall be allocated among the Partners in the same manner as its correlative item of "book" gain or loss is allocated pursuant to Section 6.1.

      (iii) The General Partner shall apply the principles of Treasury Regulation Section 1.704-3(d) to eliminate Book-Tax Disparities.

   (c) For the proper administration of the Partnership and for the preservation of uniformity of the Limited Partner Interests (or any class or classes thereof), the General Partner shall have sole discretion to (i) adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; (ii) make special allocations for federal income tax purposes of income (including, without limitation, gross income) or deductions; and (iii) amend the provisions of this Agreement as appropriate (x) to reflect the proposal or promulgation of Treasury Regulations under Section 704(b) or Section704(c) of the Code or (y) otherwise to preserve or achieve uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may adopt such conventions, make such allocations and make such amendments to this Agreement as provided in this Section 6.2(c) only if such conventions, allocations or amendments would not have a material adverse effect on the Partners, the holders of any class or classes of Limited Partner Interests issued and Outstanding or the Partnership, and if such allocations are consistent with the principles of Section 704 of the Code.

   (d) The General Partner in its discretion may determine to depreciate or amortize the portion of an adjustment under Section 743(b) of the Code attributable to unrealized appreciation in any Adjusted Property (to the extent of the unamortized Book-Tax Disparity) using a predetermined rate derived from the depreciation or amortization method and useful life applied to the Partnership's common basis of such property, despite any inconsistency of such approach with Treasury Regulation Section 1.167(c)-l(a)(6) or any successor regulations thereto. If the General Partner determines that such reporting position cannot reasonably be taken, the General Partner may adopt depreciation and amortization conventions under which all purchasers acquiring Limited Partner Interests in the same month would receive depreciation and amortization deductions, based upon the same applicable rate as if they had purchased a direct interest in the Partnership's property. If the General Partner chooses not to utilize such aggregate method, the General Partner may use any other reasonable depreciation and amortization conventions to preserve the uniformity of the intrinsic tax characteristics of any Limited Partner Interests that would not have a material adverse effect on the Limited Partners or the Record Holders of any class or classes of Limited Partner Interests.

   (e) Any gain allocated to the Partners upon the sale or other taxable disposition of any Partnership asset shall, to the extent possible, after taking into account other required allocations of gain pursuant to this Section 6.2, be characterized as Recapture Income in the same proportions and to the same extent as such Partners (or their predecessors in interest) have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.


                                     A--39

   (f) All items of income, gain, loss, deduction and credit recognized by the Partnership for federal income tax purposes and allocated to the Partners in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code which may be made by the Partnership; provided, however, that such allocations, once made, shall be adjusted as necessary or appropriate to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.

   (g) Each item of Partnership income, gain, loss and deduction shall for federal income tax purposes, be determined on an annual basis and prorated on a monthly basis and shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of each month; provided, however, that (i) such items for the period beginning on the Closing Date and ending on the last day of the month in which the Option Closing Date or the expiration of the Over-allotment Option occurs shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of the next succeeding month; and provided, further, that gain or loss on a sale or other disposition of any assets of the Partnership or any other extraordinary item of income or loss realized and recognized other than in the ordinary course of business, as determined by the General Partner in its sole discretion, shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of the month in which such gain or loss is recognized for federal income tax purposes. The General Partner may revise, alter or otherwise modify such methods of allocation as it determines necessary or appropriate in its sole discretion, to the extent permitted or required by Section 706 of the Code and the regulations or rulings promulgated thereunder.

   (h) Allocations that would otherwise be made to a Limited Partner under the provisions of this Article VI shall instead be made to the beneficial owner of Limited Partner Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with
Section 6031(c) of the Code or any other method acceptable to the General Partner in its sole discretion.

Section 6.3 Requirement and Characterization of Distributions; Distributions to Record Holders.

   (a) Within 45 days following the end of each Quarter commencing with the Quarter ending on March 31, 2002, an amount equal to 100% of Available Cash with respect to such Quarter shall, subject to Section 17-607 of the Delaware Act, be distributed in accordance with this Article VI by the Partnership to the Partners as of the Record Date selected by the General Partner in its reasonable discretion. All amounts of Available Cash distributed by the Partnership on any date from any source shall be deemed to be Operating Surplus until the sum of all amounts of Available Cash theretofore distributed by the Partnership to the Partners pursuant to Section 6.4 equals the Operating Surplus from the Closing Date through the close of the immediately preceding Quarter. Any remaining amounts of Available Cash distributed by the Partnership on such date shall, except as otherwise provided in Section 6.5, be deemed to be "Capital Surplus." All distributions required to be made under this Agreement shall be made subject to Section 17-607 of the Delaware Act.

   (b) Notwithstanding Section 6.3(a), in the event of the dissolution and liquidation of the Partnership, all receipts received during or after the Quarter in which the Liquidation Date occurs, other than from borrowings described in (a)(ii) of the definition of Available Cash, shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

   (c) The General Partner shall have the discretion to treat taxes paid by the Partnership on behalf of, or amounts withheld with respect to, all or less than all of the Partners, as a distribution of Available Cash to such Partners.

   (d) Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through the Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership's liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.


                                     A--40

Section 6.4  Distributions of Available Cash from Operating Surplus.

   (a) During Subordination Period. Available Cash with respect to any Quarter within the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5 shall, subject to Section 17-607 of the Delaware Act, be distributed as follows, except as otherwise required by
Section 5.6(b) in respect of additional Partnership Securities issued pursuant thereto:

      (i) First, 98% to the Unitholders holding Common Units, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

      (ii) Second, 98% to the Unitholders holding Common Units, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage existing with respect to such Quarter;

      (iii) Third, 98% to the Unitholders holding Subordinated Units, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Subordinated Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

      (iv) Fourth, 98% to all Unitholders, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

      (v) Fifth, 85% to all Unitholders, Pro Rata, 13% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

      (vi) Sixth, 75% to all Unitholders, Pro Rata, 23% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

      (vii) Thereafter, 50% to all Unitholders, Pro Rata, 48% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner;

provided, however, if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(a)(vii).

   (b) After Subordination Period. Available Cash with respect to any Quarter after the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5, subject to Section 17-607 of the Delaware Act, shall be distributed as follows, except as otherwise required by
Section 5.6(b) in respect of additional Partnership Securities issued pursuant thereto:

      (i) First, 98% to all Unitholders, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

      (ii) Second, 98% to all Unitholders, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

      (iii) Third, 85% to all Unitholders, Pro Rata, and 13% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

                                     A--41

      (iv) Fourth, 75% to all Unitholders Pro Rata, and 23% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

      (v) Thereafter, 50% to all Unitholders, Pro Rata, and 48% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner;

provided, however, if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(b)(v).

Section 6.5  Distributions of Available Cash from Capital Surplus.

   Available Cash that is deemed to be Capital Surplus pursuant to the provisions of Section 6.3(a) shall, subject to Section 17-607 of the Delaware Act, be distributed, unless the provisions of Section 6.3 require otherwise, 98% to all Unitholders, Pro Rata, and 2% to the General Partner, until a hypothetical holder of a Common Unit acquired on the Closing Date has received with respect to such Common Unit, during the period since the Closing Date through such date, distributions of Available Cash that are deemed to be Capital Surplus in an aggregate amount equal to the Initial Unit Price. Available Cash that is deemed to be Capital Surplus shall then be distributed 98% to all Unitholders holding Common Units, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage. Thereafter, all Available Cash shall be distributed as if it were Operating Surplus and shall be distributed in accordance with Section 6.4.

Section 6.6 Adjustment of Minimum Quarterly Distribution and Target Distribution Levels.

   (a) The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution, Third Target Distribution, Common Unit Arrearages and Cumulative Common Unit Arrearages shall be proportionately adjusted in the event of any distribution, combination or subdivision (whether effected by a distribution payable in Units or otherwise) of Units or other Partnership Securities in accordance with Section 5.10. In the event of a distribution of Available Cash that is deemed to be from Capital Surplus, the then applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall be adjusted proportionately downward to equal the product obtained by multiplying the otherwise applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, as the case may be, by a fraction of which the numerator is the Unrecovered Capital of the Common Units immediately after giving effect to such distribution and of which the denominator is the Unrecovered Capital of the Common Units immediately prior to giving effect to such distribution.

   (b) The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall also be subject to adjustment pursuant to Section 6.9.

Section 6.7  Special Provisions Relating to the Holders of Subordinated Units.

   (a) Except with respect to the right to vote on or approve matters requiring the vote or approval of a percentage of the holders of Outstanding Common Units and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units, the holder of a Subordinated Unit shall have all of the rights and obligations of a Unitholder holding Common Units hereunder; provided, however, that immediately upon the conversion of Subordinated Units into Common Units pursuant to Section 5.8, the Unitholder holding a Subordinated Unit shall possess all of the rights and obligations of a Unitholder holding Common Units hereunder, including the right to vote as a Common Unitholder and the right to participate in

                                     A--42
allocations of income, gain, loss and deduction and distributions made with respect to Common Units; provided, however, that such converted Subordinated Units shall remain subject to the provisions of Sections 5.5(c)(ii), 6.1(d)(x) and 6.7(b).

   (b) The Unitholder holding a Subordinated Unit which has converted into a Common Unit pursuant to Section 5.8 shall not be issued a Common Unit Certificate pursuant to Section 4.1, and shall not be permitted to transfer its converted Subordinated Units to a Person which is not an Affiliate of the holder until such time as the General Partner determines, based on advice of counsel, that a converted Subordinated Unit should have, as a substantive matter, like intrinsic economic and federal income tax characteristics, in all material respects, to the intrinsic economic and federal income tax characteristics of an Initial Common Unit. In connection with the condition imposed by this Section 6.7(b), the General Partner may take whatever reasonable steps are required to provide economic uniformity to the converted Subordinated Units in preparation for a transfer of such converted Subordinated Units, including the application of Sections 5.5(c)(ii) and 6.1(d)(x); provided, however, that no such steps may be taken that would have a material adverse effect on the Unitholders holding Common Units represented by Common Unit Certificates.

Section 6.8 Special Provisions Relating to the Holders of Incentive Distribution Rights.

   Notwithstanding anything to the contrary set forth in this Agreement, the holders of the Incentive Distribution Rights (a) shall (i) possess the rights and obligations provided in this Agreement with respect to a Limited Partner pursuant to Articles III and VII and (ii) have a Capital Account as a Partner pursuant to Section 5.5 and all other provisions related thereto and (b) shall not (i) be entitled to vote on any matters requiring the approval or vote of the holders of Outstanding Units, (ii) be entitled to any distributions other than as provided in Sections 6.4(a)(v), (vi) and (vii), 6.4(b)(iii), (iv) and
(v), and 12.4 or (iii) be allocated items of income, gain, loss or deduction other than as specified in this Article VI.

Section 6.9  Entity-Level Taxation.

   If legislation is enacted or the interpretation of existing language is modified by the relevant governmental authority which causes a Group Member to be treated as an association taxable as a corporation or otherwise subjects a Group Member to entity-level taxation for federal, state or local income tax purposes, the then applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall be adjusted to equal the product obtained by multiplying (a) the amount thereof by (b) one minus the sum of (i) the highest marginal federal corporate (or other entity, as applicable) income tax rate of the Group Member for the taxable year of the Group Member in which such Quarter occurs (expressed as a percentage) plus (ii) the effective overall state and local income tax rate (expressed as a percentage) applicable to the Group Member for the calendar year next preceding the calendar year in which such Quarter occurs (after taking into account the benefit of any deduction allowable for federal income tax purposes with respect to the payment of state and local income taxes), but only to the extent of the increase in such rates resulting from such legislation or interpretation. Such effective overall state and local income tax rate shall be determined for the taxable year next preceding the first taxable year during which the Group Member is taxable for federal income tax purposes as an association taxable as a corporation or is otherwise subject to entity-level taxation by determining such rate as if the Group Member had been subject to such state and local taxes during such preceding taxable year.

                                  ARTICLE VII

                     MANAGEMENT AND OPERATION OF BUSINESS

Section 7.1  Management.

   (a) The General Partner shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the

                                     A--43

Partnership shall be exclusively vested in the General Partner, and no Limited Partner or Assignee shall have any management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted a general partner of a limited partnership under applicable law or which are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 7.3, shall have full power and authority to do all things and on such terms as it, in its sole discretion, may deem necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including the following:

      (i) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into Partnership Securities, and the incurring of any other obligations;

      (ii) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

      (iii) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger or other combination of the Partnership with or into another Person (the matters described in this clause (iii) being subject, however, to any prior approval that may be required by Section7.3);

      (iv) the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Partnership Group; subject to Section 7.6(a), the lending of funds to other Persons (including the Operating Partnership); the repayment of obligations of the Partnership Group and the making of capital contributions to any member of the Partnership Group;

      (v) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party to the contract to have no recourse against the General Partner or its assets other than its interest in the Partnership, even if same results in the terms of the transaction being less favorable to the Partnership than would otherwise be the case);

      (vi) the distribution of Partnership cash;

      (vii) the selection and dismissal of employees (including employees having titles such as "president," "vice president," "secretary" and "treasurer") and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

      (viii) the maintenance of such insurance for the benefit of the Partnership Group and the Partners as it deems necessary or appropriate;

      (ix) the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other relationships (including the acquisition of interests in, and the contributions of property to, the Operating Partnership from time to time) subject to the restrictions set forth in Section 2.4;

      (x) the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation and the incurring of legal expense and the settlement of claims and litigation;

      (xi) the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

      (xii) the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the Limited Partner Interests from, or requesting that trading be suspended on, any such exchange (subject to any prior approval that may be required under Section 4.8);

                                     A--44

      (xiii) unless restricted or prohibited by Section 5.7, the purchase, sale or other acquisition or disposition of Partnership Securities, or the issuance of additional options, rights, warrants and appreciation rights relating to Partnership Securities; and

      (xiv) the undertaking of any action in connection with the Partnership's participation in the Operating Partnership or any other subsidiary of the Partnership as a member or partner.

   (b) Notwithstanding any other provision of this Agreement, the Operating Partnership Agreement, the Delaware Act or any applicable law, rule or regulation, each of the Partners and the Assignees and each other Person who may acquire an interest in Partnership Securities hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of the Operating Partnership Agreement, the Underwriting Agreement, the Omnibus Agreement, the Contribution Agreement, the Pipelines and Terminals Storage and Throughput Agreement and the other agreements described in or filed as exhibits to the Registration Statement that are related to the transactions contemplated by the Registration Statement; (ii) agrees that the General Partner (on its own or through any officer of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the Registration Statement on behalf of the Partnership without any further act, approval or vote of the Partners or the Assignees or the other Persons who may acquire an interest in Partnership Securities; and (iii) agrees that the execution, delivery or performance by the General Partner, any Group Member or any Affiliate of any of them, of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the General Partner or any Affiliate of the General Partner of the rights accorded pursuant to ArticleXV), shall not constitute a breach by the General Partner of any duty that the General Partner may owe the Partnership or the Limited Partners or any other Persons under this Agreement (or any other agreements) or of any duty stated or implied by law or equity.

Section 7.2  Certificate of Limited Partnership.

   The General Partner has caused the Certificate of Limited Partnership to be filed with the Secretary of State of the State of Delaware as required by the Delaware Act. The General Partner shall use all reasonable efforts to cause to be filed such other certificates or documents as may be determined by the General Partner in its sole discretion to be reasonable and necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware or any other state in which the Partnership may elect to do business or own property. To the extent that such action is determined by the General Partner in its sole discretion to be reasonable and necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of the State of Delaware or of any other state in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.4(a), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Limited Partner.

Section 7.3  Restrictions on the General Partner's Authority.

   (a) The General Partner may not, without written approval of the specific act by holders of all of the Outstanding Limited Partner Interests or by other written instrument executed and delivered by holders of all of the Outstanding Limited Partner Interests subsequent to the date of this Agreement, take any action in contravention of this Agreement, including, except as otherwise provided in this Agreement, (i) committing any act that would make it impossible to carry on the ordinary business of the Partnership; (ii) possessing Partnership property, or assigning any rights in specific Partnership property, for other than a Partnership purpose; (iii) admitting a Person as a Partner; (iv) amending this Agreement in any manner; or (v) transferring its interest as a general partner of the Partnership.

                                     A--45

   (b) Except as provided in Articles XII and XIV, the General Partner may not sell, exchange or otherwise dispose of all or substantially all of the Partnership's assets in a single transaction or a series of related transactions (including by way of merger, consolidation or other combination) or approve on behalf of the Partnership the sale, exchange or other disposition of all or substantially all of the assets of the Operating Partnership without the approval of holders of a Unit Majority; provided however that this provision shall not preclude or limit the General Partner's ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership or the Operating Partnership and shall not apply to any forced sale of any or all of the assets of the Partnership or the Operating Partnership pursuant to the foreclosure of, or other realization upon, any such encumbrance. Without the approval of holders of a Unit Majority, the General Partner shall not, on behalf of the Partnership, (i) consent to any amendment to the Operating Partnership Agreement or, except as expressly permitted by Section 7.9(d), take any action permitted to be taken by a partner of the Operating Partnership, in either case, that would adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to any other class of Partnership Interests) in any material respect or (ii) except as permitted under Sections 4.6, 11.1 and 11.2, elect or cause the Partnership to elect a successor general partner of the Partnership.

Section 7.4  Reimbursement of the General Partner.

   (a) Except as provided in this Section 7.4 and elsewhere in this Agreement, the General Partner shall not be compensated for its services as a general partner or managing member of any Group Member.

   (b) The General Partner shall be reimbursed on a monthly basis, or such other reasonable basis as the General Partner may determine in its sole discretion, for (i) all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership (including salary, bonus, incentive compensation and other amounts paid to any Person including Affiliates of the General Partner to perform services for the Partnership or for the General Partner in the discharge of its duties to the Partnership), and (ii) all other necessary or appropriate expenses allocable to the Partnership or otherwise reasonably incurred by the General Partner in connection with operating the Partnership's business (including expenses allocated to the General Partner by its Affiliates). The General Partner shall determine the expenses that are allocable to the Partnership in any reasonable manner determined by the General Partner in its sole discretion. Reimbursements pursuant to this Section 7.4 shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 7.7.

   (c) Subject to Section 5.7, the General Partner, in its sole discretion and without the approval of the Limited Partners (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Partnership employee benefit plans, employee programs and employee practices (including plans, programs and practices involving the issuance of Partnership Securities or options to purchase Partnership Securities), or cause the Partnership to issue Partnership Securities in connection with, or pursuant to, any employee benefit plan, employee program or employee practice maintained or sponsored by the General Partner or any of its Affiliates, in each case for the benefit of employees of the General Partner, any Group Member or any Affiliate, or any of them, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group. The Partnership agrees to issue and sell to the General Partner or any of its Affiliates any Partnership Securities that the General Partner or such Affiliates are obligated to provide to any employees pursuant to any such employee benefit plans, employee programs or employee practices. Expenses incurred by the General Partner in connection with any such plans, programs and practices (including the net cost to the General Partner or such Affiliates of Partnership Securities purchased by the General Partner or such Affiliates from the Partnership to fulfill options or awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.4(b). Any and all obligations of the General Partner under any employee benefit plans, employee programs or employee practices adopted by the General Partner as permitted by this Section 7.4(c) shall constitute obligations of the General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner's General Partner Interest pursuant to Section 4.6.

                                     A--46

Section 7.5  Outside Activities.

   (a) After the Closing Date, the General Partner, for so long as it is the General Partner of the Partnership (i) agrees that its sole business will be to act as a general partner or managing member, as the case may be, of the Partnership and any other partnership or limited liability company of which the Partnership or the Operating Partnership is, directly or indirectly, a partner or member and to undertake activities that are ancillary or related thereto (including being a limited partner in the Partnership), (ii) except to the extent permitted in the Omnibus Agreement, shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its performance as general partner of one or more Group Members or as described in or contemplated by the Registration Statement, (B) the acquiring, owning or disposing of debt or equity securities in any Group Member or (C) the operation, maintenance and administration of the Retained Assets and the businesses conducted by or related to them and (iii) except to the extent permitted in the Omnibus Agreement, shall not, and shall cause its Affiliates not to, engage in any Restricted Business.

   (b) Sunoco, Inc. and certain of its Affiliates have entered into the Omnibus Agreement with the General Partner, the Partnership and the Operating Partnership, which agreement sets forth certain restrictions on the ability of Sunoco, Inc. and its Affiliates to engage in Restricted Businesses.

   (c) Except as specifically restricted by Section 7.5(a) and the Omnibus Agreement, each Indemnitee (other than the General Partner) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member, and none of the same shall constitute a breach of this Agreement or any duty express or implied by law to any Group Member or any Partner or Assignee. Neither any Group Member, any Limited Partner nor any other Person shall have any rights by virtue of this Agreement, the Operating Partnership Agreement or the partnership relationship established hereby or thereby in any business ventures of any Indemnitee.

   (d) Subject to the terms of Section 7.5(a), Section 7.5(b), Section 7.5(c) and the Omnibus Agreement, but otherwise notwithstanding anything to the contrary in this Agreement, (i) the engaging in competitive activities by any Indemnitees (other than the General Partner) in accordance with the provisions of this Section 7.5 is hereby approved by the Partnership and all Partners,
(ii) it shall be deemed not to be a breach of the General Partner's fiduciary duty or any other obligation of any type whatsoever of the General Partner for the Indemnitees (other than the General Partner) to engage in such business interests and activities in preference to or to the exclusion of the Partnership and (iii) except as set forth in the Omnibus Agreement, the General Partner and the Indemnitees shall have no obligation to present business opportunities to the Partnership.

   (e) The General Partner and any of its Affiliates may acquire Units or other Partnership Securities in addition to those acquired on the Closing Date and, except as otherwise provided in this Agreement, shall be entitled to exercise all rights of the General Partner or Limited Partner, as applicable, relating to such Units or Partnership Securities.

   (f) The term "Affiliates" when used in Section 7.5(a) and Section 7.5(e) with respect to the General Partner shall not include any Group Member or any Subsidiary of the Group Member.

   (g) Anything in this Agreement to the contrary notwithstanding, to the extent that provisions of Sections 7.7, 7.8, 7.9, 7.10 or other Sections of this Agreement purport or are interpreted to have the effect of restricting the fiduciary duties that might otherwise, as a result of Delaware or other applicable law, be owed by the General Partner to the Partnership and its Limited Partners, or to constitute a waiver or consent by the Limited Partners to any such restriction, such provisions shall be inapplicable and have no effect in determining whether the General Partner has complied with its fiduciary duties in connection with determinations made by it under this
Section 7.5.

                                     A--47

Section 7.6  Loans from the General Partner; Loans or Contributions from the
  Partnership; Contracts with           Affiliates; Certain Restrictions on the
  General Partner.

   (a) The General Partner or any of its Affiliates may lend to any Group Member, and any Group Member may borrow from the General Partner or any of its Affiliates, funds needed or desired by the Group Member for such periods of time and in such amounts as the General Partner may determine; provided, however, that in any such case the lending party may not charge the borrowing party interest at a rate greater than the rate that would be charged the borrowing party or impose terms less favorable to the borrowing party than would be charged or imposed on the borrowing party by unrelated lenders on comparable loans made on an arm's-length basis (without reference to the lending party's financial abilities or guarantees). The borrowing party shall reimburse the lending party for any costs (other than any additional interest costs) incurred by the lending party in connection with the borrowing of such funds. For purposes of this Section 7.6(a) and Section 7.6(b), the term "Group Member" shall include any Affiliate of a Group Member that is controlled by the Group Member. No Group Member may lend funds to the General Partner or any of its Affiliates (other than another Group Member), other than as provided in the Treasury Services Agreement.

   (b) The Partnership may lend or contribute to any Group Member, and any Group Member may borrow from the Partnership, funds on terms and conditions established in the sole discretion of the General Partner; provided, however, that the Partnership may not charge the Group Member interest at a rate less than the rate that would be charged to the Group Member (without reference to the General Partner's financial abilities or guarantees) by unrelated lenders on comparable loans. The foregoing authority shall be exercised by the General Partner in its sole discretion and shall not create any right or benefit in favor of any Group Member or any other Person.

   (c) The General Partner may itself, or may enter into an agreement with any of its Affiliates to, render services to a Group Member or to the General Partner in the discharge of its duties as General Partner of the Partnership. Any services rendered to a Group Member by the General Partner or any of its Affiliates shall be on terms that are fair and reasonable to the Partnership; provided, however, that the requirements of this Section 7.6(c) shall be deemed satisfied as to (i) any transaction approved by Special Approval, (ii) any transaction, the terms of which are no less favorable to the Partnership Group than those generally being provided to or available from unrelated third parties or (iii) any transaction that, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership Group), is equitable to the Partnership Group. The provisions of Section 7.4 shall apply to the rendering of services described in this Section 7.6(c).

   (d) The Partnership Group may transfer assets to joint ventures, other partnerships, corporations, limited liability companies or other business entities in which it is or thereby becomes a participant upon such terms and subject to such conditions as are consistent with this Agreement and applicable law.

   (e) Neither the General Partner nor any of its Affiliates shall sell, transfer or convey any property to, or purchase any property from, the Partnership, directly or indirectly, except pursuant to transactions that are fair and reasonable to the Partnership; provided, however, that the requirements of this Section 7.6(e) shall be deemed to be satisfied as to (i) the transactions effected pursuant to Sections 5.2 and 5.3, the Contribution Agreement and any other transactions described in or contemplated by the Registration Statement, (ii) any transaction approved by Special Approval,
(iii) any transaction, the terms of which are no less favorable to the Partnership than those generally being provided to or available from unrelated third parties, or (iv) any transaction that, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership), is equitable to the Partnership. With respect to any contribution of assets to the Partnership in exchange for Partnership Securities, the Conflicts Committee, in determining whether the appropriate number of Partnership Securities are being issued, may take into account, among other things, the fair market value of the assets, the liquidated and contingent liabilities assumed, the tax basis in the assets, the extent to which tax-only allocations to the transferor will protect the existing partners of the Partnership against a low tax basis, and such other factors as the Conflicts Committee deems relevant under the circumstances.

                                     A--48

   (f) The General Partner and its Affiliates will have no obligation to permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use, nor shall there be any obligation on the part of the General Partner or its Affiliates to enter into such contracts.

   (g) Without limitation of Sections 7.6(a) through 7.6(f), and notwithstanding anything to the contrary in this Agreement, the existence of the conflicts of interest described in the Registration Statement are hereby approved by all Partners.

Section 7.7  Indemnification.

   (a) To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee; provided, that in each case the Indemnitee acted in good faith and in a manner that such Indemnitee reasonably believed to be in, or (in the case of a Person other than the General Partner) not opposed to, the best interests of the Partnership and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful; provided, further, no indemnification pursuant to this
Section 7.7 shall be available to the General Partner with respect to its obligations incurred pursuant to the Underwriting Agreement, the Omnibus Agreement or the Contribution Agreement (other than obligations incurred by the General Partner on behalf of the Partnership). The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not create a presumption that the Indemnitee acted in a manner contrary to that specified above. Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

   (b) To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.7(a) in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 7.7.

   (c) The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Limited Partner Interests, as a matter of law or otherwise, both as to actions in the Indemnitee's capacity as an Indemnitee and as to actions in any other capacity (including any capacity under the Underwriting Agreement), and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

   (d) The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of the General Partner, its Affiliates and such other Persons as the General Partner shall determine, against any liability that may be asserted against or expense that may be incurred by such Person in connection with the Partnership's activities or such Person's activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

   (e) For purposes of this Section 7.7, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership

                                     A--49
also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute "fines" within the meaning of Section 7.7(a); and action taken or omitted by it with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is in, or not opposed to, the best interests of the Partnership.

   (f) In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

   (g) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

   (h) The provisions of this Section 7.7 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

   (i) No amendment, modification or repeal of this Section 7.7 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.8  Liability of Indemnitees.

    (a) Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership, the Limited Partners, the Assignees or any other Persons who have acquired interests in the Partnership Securities, for losses sustained or liabilities incurred as a result of any act or omission if such Indemnitee acted in good faith.

   (b) Subject to its obligations and duties as General Partner set forth in
Section 7.1(a), the General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith.

   (c) To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership or to the Partners, the General Partner and any other Indemnitee acting in connection with the Partnership's business or affairs shall not be liable to the Partnership or to any Partner for its good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict or otherwise modify the duties and liabilities of an Indemnitee otherwise existing at law or in equity, are agreed by the Partners to replace such other duties and liabilities of such Indemnitee.

   (d) Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability to the Partnership, the Limited Partners, the General Partner, and the Partnership's and General Partner's directors, officers and employees under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.9  Resolution of Conflicts of Interest

   (a) Unless otherwise expressly provided in this Agreement or the Operating Partnership Agreement, whenever a potential conflict of interest exists or arises between the General Partner or any of its Affiliates, on

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

the one hand, and the Partnership, the Operating Partnership, any Partner or any Assignee, on the other, any resolution or course of action by the General Partner or its Affiliates in respect of such conflict of interest shall be permitted and deemed approved by all Partners, and shall not constitute a breach of this Agreement, of the Operating Partnership Agreement, of any agreement contemplated herein or therein, or of any duty stated or implied by law or equity, if the resolution or course of action is, or by operation of this Agreement is deemed to be, fair and reasonable to the Partnership. The General Partner shall be authorized but not required in connection with its resolution of such conflict of interest to seek Special Approval of such resolution. Any such approval shall be subject to the presumption that, in making its decision, the Conflicts Committee acted on an informed basis, in good faith, and in the honest belief that the action taken was in the best interests of the Partnership, and in any proceeding brought by any Unitholder or by or on behalf of such Unitholder or any other Unitholders or the Partnership challenging such approval, the Person bringing or prosecuting such proceeding shall have the burden of overcoming such presumption. Any conflict of interest and any resolution of such conflict of interest shall be conclusively deemed fair and reasonable to the Partnership if such conflict of interest or resolution is (i) approved by Special Approval (as long as the material facts known to the General Partner or any of its Affiliates regarding any proposed transaction were disclosed to the Conflicts Committee at the time it gave its approval), (ii) on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or
(iii) fair to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership). The General Partner may also adopt a resolution or course of action that has not received Special Approval. The General Partner (including the Conflicts Committee in connection with Special Approval) shall be authorized in connection with its determination of what is "fair and reasonable" to the Partnership and in connection with its resolution of any conflict of interest to consider (A) the relative interests of any party to such conflict, agreement, transaction or situation and the benefits and burdens relating to such interest; (B) any customary or accepted industry practices and any customary or historical dealings with a particular Person; (C) any applicable generally accepted accounting practices or principles; and (D) such additional factors as the General Partner (including the Conflicts Committee) determines in its sole discretion to be relevant, reasonable or appropriate under the circumstances. In any proceeding brought by any Unitholder by or on behalf of such Unitholder or any other Unitholders or the Partnership alleging that such a resolution by the General Partner (and not by the Conflicts Committee, whose resolution shall be conclusive as provided above) is not fair to the Partnership, such Unitholder shall have the burden of proof of overcoming such conclusion. Nothing contained in this Agreement, however, is intended to nor shall it be construed to require the General Partner (including the Conflicts Committee) to consider the interests of any Person other than the Partnership. In the absence of bad faith by the General Partner, the resolution, action or terms so made, taken or provided by the General Partner with respect to such matter shall not constitute a breach of this Agreement or any other agreement contemplated herein or a breach of any standard of care or duty imposed herein or therein or, to the extent permitted by law, under the Delaware Act or any other law, rule or regulation.

   (b) Whenever this Agreement or any other agreement contemplated hereby provides that the General Partner or any of its Affiliates is permitted or required to make a decision (i) in its "sole discretion" or "discretion," that it deems "necessary or appropriate" or "necessary or advisable" or under a grant of similar authority or latitude, except as otherwise provided herein, the General Partner or such Affiliate shall be entitled to consider only such interests and factors as it desires and shall have no duty or obligation to give any consideration to any interest of, or factors affecting, the Partnership, the Operating Partnership, any Limited Partner or any Assignee,
(ii) it may make such decision in its sole discretion (regardless of whether there is a reference to "sole discretion" or "discretion") unless another express standard is provided for, or (iii) in "good faith" or under another express standard, the General Partner or such Affiliate shall act under such express standard and shall not be subject to any other or different standards imposed by this Agreement, the Operating Partnership Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation. In addition, any actions taken by the General Partner or such Affiliate consistent with the standards of "reasonable discretion" set forth in the definitions of Available Cash or Operating Surplus shall not constitute a breach of any duty of the General Partner to the Partnership or the Limited Partners. The General Partner shall have no duty, express or implied, to sell or otherwise dispose of any asset of the Partnership Group

                                     A--51
other than in the ordinary course of business. No borrowing by any Group Member or the approval thereof by the General Partner shall be deemed to constitute a breach of any duty of the General Partner to the Partnership or the Limited Partners by reason of the fact that the purpose or effect of such borrowing is directly or indirectly to (A) enable distributions to the General Partner or its Affiliates (including in their capacities as Limited Partners) to exceed 2% of the total amount distributed to all partners or (B) hasten the expiration of the Subordination Period or the conversion of any Subordinated Units into Common Units.

   (c) Whenever a particular transaction, arrangement or resolution of a conflict of interest is required under this Agreement to be "fair and reasonable" to any Person, the fair and reasonable nature of such transaction, arrangement or resolution shall be considered in the context of all similar or related transactions.

   (d) The Unitholders hereby authorize the General Partner, on behalf of the Partnership as a partner or member of a Group Member, to approve of actions by the general partner or managing member of such Group Member similar to those actions permitted to be taken by the General Partner pursuant to this Section 7.9.

Section 7.10  Other Matters Concerning the General Partner.

   (a) The General Partner may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

   (b) The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the opinion (including an Opinion of Counsel) of such Persons as to matters that the General Partner reasonably believes to be within such Person's professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

   (c) The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers, a duly appointed attorney or attorneys-in-fact or the duly authorized officers of the Partnership.

   (d) Any standard of care and duty imposed by this Agreement or under the Delaware Act or any applicable law, rule or regulation shall be modified, waived or limited, to the extent permitted by law, as required to permit the General Partner to act under this Agreement or any other agreement contemplated by this Agreement and to make any decision pursuant to the authority prescribed in this Agreement, so long as such action is reasonably believed by the General Partner to be in, or not inconsistent with, the best interests of the Partnership.

Section 7.11  Purchase or Sale of Partnership Securities.

   The General Partner may cause the Partnership to purchase or otherwise acquire Partnership Securities; provided that, except as permitted pursuant to
Section 4.10, the General Partner may not cause any Group Member to purchase Subordinated Units during the Subordination Period. As long as Partnership Securities are held by any Group Member, such Partnership Securities shall not be considered Outstanding for any purpose, except as otherwise provided herein. The General Partner or any Affiliate of the General Partner may also purchase or otherwise acquire and sell or otherwise dispose of Partnership Securities for its own account, subject to the provisions of Articles IV and X.

Section 7.12  RegistrationRights of the General Partner and its Affiliates.

   (a) If (i) the General Partner or any Affiliate of the General Partner (including for purposes of this Section 7.12, any Person that is an Affiliate of the General Partner at the date hereof notwithstanding that it may later cease to be an Affiliate of the General Partner) holds Partnership Securities that it desires to sell and (ii) Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such holder of Partnership Securities (the "Holder") to dispose of the number of Partnership Securities it desires to sell at the time it desires to do so without registration under the Securities Act, then upon the request of the General Partner or any of its Affiliates, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use all reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Securities covered by such registration statement have been

                                     A--52
sold, a registration statement under the Securities Act registering the offering and sale of the number of Partnership Securities specified by the Holder; provided, however, that the Partnership shall not be required to effect more than three registrations pursuant to this Section 7.12(a); and provided further, however, that if the Conflicts Committee determines in its good faith judgment that a postponement of the requested registration for up to six months would be in the best interests of the Partnership and its Partners due to a pending transaction, investigation or other event, the filing of such registration statement or the effectiveness thereof may be deferred for up to six months, but not thereafter. In connection with any registration pursuant to the immediately preceding sentence, the Partnership shall promptly prepare and file (x) such documents as may be necessary to register or qualify the securities subject to such registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such registration, and (y) such documents as may be necessary to apply for listing or to list the Partnership Securities subject to such registration on such National Securities Exchange as the Holder shall reasonably request, and do any and all other acts and things that may reasonably be necessary or advisable to enable the Holder to consummate a public sale of such Partnership Securities in such states. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

   (b) If the Partnership shall at any time propose to file a registration statement under the Securities Act for an offering of equity securities of the Partnership for cash (other than an offering relating solely to an employee benefit plan), the Partnership shall use all reasonable efforts to include such number or amount of securities held by the Holder in such registration statement as the Holder shall request. If the proposed offering pursuant to this Section 7.12(b) shall be an underwritten offering, then, in the event that the managing underwriter or managing underwriters of such offering advise the Partnership and the Holder in writing that in their opinion the inclusion of all or some of the Holder's Partnership Securities would adversely and materially affect the success of the offering, the Partnership shall include in such offering only that number or amount, if any, of securities held by the Holder which, in the opinion of the managing underwriter or managing underwriters, will not so adversely and materially affect the offering. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

   (c) If underwriters are engaged in connection with any registration referred to in this Section 7.12, the Partnership shall provide indemnification, representations, covenants, opinions and other assurance to the underwriters in form and substance reasonably satisfactory to such underwriters. Further, in addition to and not in limitation of the Partnership's obligation under Section 7.7, the Partnership shall, to the fullest extent permitted by law, indemnify and hold harmless the Holder, its officers, directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, "Indemnified Persons") against any losses, claims, demands, actions, causes of action, assessments, damages, liabilities (joint or several), costs and expenses (including interest, penalties and reasonable attorneys' fees and disbursements), resulting to, imposed upon, or incurred by the Indemnified Persons, directly or indirectly, under the Securities Act or otherwise (hereinafter referred to in this Section 7.12(c) as a "claim" and in the plural as "claims") based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which any Partnership Securities were registered under the Securities Act or any state securities or Blue Sky laws, in any preliminary prospectus (if used prior to the effective date of such registration statement), or in any summary or final prospectus or in any amendment or supplement thereto (if used during the period the Partnership is required to keep the registration statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, summary or final prospectus or such amendment or supplement, in

                                     A--53
reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.

   (d) The provisions of Section 7.12(a) and 7.12(b) shall continue to be applicable with respect to the General Partner (and any of the General Partner's Affiliates) after it ceases to be a Partner of the Partnership, during a period of two years subsequent to the effective date of such cessation and for so long thereafter as is required for the Holder to sell all of the Partnership Securities with respect to which it has requested during such two-year period inclusion in a registration statement otherwise filed or that a registration statement be filed; provided, however, that the Partnership shall not be required to file successive registration statements covering the same Partnership Securities for which registration was demanded during such two-year period. The provisions of Section 7.12(c) shall continue in effect thereafter.

   (e) Any request to register Partnership Securities pursuant to this Section
7.12 shall (i) specify the Partnership Securities intended to be offered and sold by the Person making the request, (ii) express such Person's present intent to offer such shares for distribution, (iii) describe the nature or method of the proposed offer and sale of Partnership Securities, and (iv) contain the undertaking of such Person to provide all such information and materials and take all action as may be required in order to permit the Partnership to comply with all applicable requirements in connection with the registration of such Partnership Securities.

Section 7.13  Reliance by Third Parties.

   Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner and any officer of the General Partner authorized by the General Partner to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner or any such officer as if it were the Partnership's sole party in interest, both legally and beneficially. Each Limited Partner hereby waives any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the General Partner or any such officer in connection with any such dealing. In no event shall any Person dealing with the General Partner or any such officer or its representatives be obligated to ascertain that the terms of the Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or any such officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

                                 ARTICLE VIII

                    BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 8.1  Records and Accounting.

   The General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership's business, including all books and records necessary to provide to the Limited Partners any information required to be provided pursuant to
Section 3.4(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the record of the Record Holders and Assignees of Units or other Partnership Securities, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, punch cards, magnetic tape, photographs, micrographics or any other information storage device; provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of

                                     A--54
time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP.

Section 8.2  Fiscal Year.

   The fiscal year of the Partnership shall be a fiscal year ending December 31.

Section 8.3  Reports.

   (a) As soon as practicable, but in no event later than 120 days after the close of each fiscal year of the Partnership, the General Partner shall cause to be mailed or made available to each Record Holder of a Unit as of a date selected by the General Partner in its discretion, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the General Partner.

   (b) As soon as practicable, but in no event later than 90 days after the close of each Quarter except the last Quarter of each fiscal year, the General Partner shall cause to be mailed or made available to each Record Holder of a Unit, as of a date selected by the General Partner in its discretion, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of any National Securities Exchange on which the Units are listed for trading, or as the General Partner determines to be necessary or appropriate.

                                  ARTICLE IX

                                  TAX MATTERS

Section 9.1  Tax Returns and Information.

   The Partnership shall timely file all returns of the Partnership that are required for federal, state and local income tax purposes on the basis of the accrual method and a taxable year ending on December 31. The tax information reasonably required by Record Holders for federal and state income tax reporting purposes with respect to a taxable year shall be furnished to them within 90 days of the close of the calendar year in which the Partnership's taxable year ends. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for federal income tax purposes.

Section 9.2  Tax Elections.

   (a) The Partnership shall make the election under Section 754 of the Code in accordance with applicable regulations thereunder, subject to the reservation of the right to seek to revoke any such election upon the General Partner's determination that such revocation is in the best interests of the Limited Partners. Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under Section 743(b) of the Code, the General Partner shall be authorized (but not required) to adopt a convention whereby the price paid by a transferee of a Limited Partner Interest will be deemed to be the lowest quoted closing price of the Limited Partner Interests on any National Securities Exchange on which such Limited Partner Interests are traded during the calendar month in which such transfer is deemed to occur pursuant to Section 6.2(g) without regard to the actual price paid by such transferee.

   (b) The Partnership shall elect to deduct expenses incurred in organizing the Partnership ratably over a sixty-month period as provided in Section 709 of the Code.

   (c) Except as otherwise provided herein, the General Partner shall determine whether the Partnership should make any other elections permitted by the Code.

Section 9.3  Tax Controversies.

   Subject to the provisions hereof, the General Partner is designated as the Tax Matters Partner (as defined in the Code) and is authorized and required to represent the Partnership (at the Partnership's expense) in connection with all examinations of the Partnership's affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees to cooperate with the General Partner and to do or refrain from doing any or all things reasonably required by the General Partner to conduct such proceedings.

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

Section 9.4  Withholding.

   Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that it determines in its discretion to be necessary or appropriate to cause the Partnership and the Operating Partnership to comply with any withholding requirements established under the Code or any other federal, state or local law including, without limitation, pursuant to Sections 1441, 1442, 1445 and 1446 of the Code. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Partner or Assignee (including, without limitation, by reason of Section 1446 of the Code), the amount withheld may at the discretion of the General Partner be treated by the Partnership as a distribution of cash pursuant to
Section 6.3 in the amount of such withholding from such Partner.

                                   ARTICLE X

                             ADMISSION OF PARTNERS

Section 10.1  Admission of Initial Limited Partners.

   Upon the issuance by the Partnership of Common Units, Subordinated Units and Incentive Distribution Rights to the General Partner and the Underwriters as described in Section 5.3 in connection with the Initial Offering, the General Partner shall admit such parties to the Partnership as Initial Limited Partners in respect of the Common Units, Subordinated Units or Incentive Distribution Rights issued to them.

Section 10.2  Admission of Substituted Limited Partner.

   By transfer of a Limited Partner Interest in accordance with Article IV, the transferor shall be deemed to have given the transferee the right to seek admission as a Substituted Limited Partner subject to the conditions of, and in the manner permitted under, this Agreement. A transferor of a Certificate representing a Limited Partner Interest shall, however, only have the authority to convey to a purchaser or other transferee who does not execute and deliver a Transfer Application (a) the right to negotiate such Certificate to a purchaser or other transferee and (b) the right to transfer the right to request admission as a Substituted Limited Partner to such purchaser or other transferee in respect of the transferred Limited Partner Interests. Each transferee of a Limited Partner Interest (including any nominee holder or an agent acquiring such Limited Partner Interest for the account of another Person) who executes and delivers a Transfer Application shall, by virtue of such execution and delivery, be an Assignee and be deemed to have applied to become a Substituted Limited Partner with respect to the Limited Partner Interests so transferred to such Person. Such Assignee shall become a Substituted Limited Partner (x) at such time as the General Partner consents thereto, which consent may be given or withheld in the General Partner's discretion, and (y) when any such admission is shown on the books and records of the Partnership. If such consent is withheld, such transferee shall be an Assignee. An Assignee shall have an interest in the Partnership equivalent to that of a Limited Partner with respect to allocations and distributions, including liquidating distributions, of the Partnership. With respect to voting rights attributable to Limited Partner Interests that are held by Assignees, the General Partner shall be deemed to be the Limited Partner with respect thereto and shall, in exercising the voting rights in respect of such Limited Partner Interests on any matter, vote such Limited Partner Interests at the written direction of the Assignee who is the Record Holder of such Limited Partner Interests. If no such written direction is received, such Limited Partner Interests will not be voted. An Assignee shall have no other rights of a Limited Partner.

Section 10.3  Admission of Successor General Partner.

   A successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner Interest pursuant to
Section 4.6 who is proposed to be admitted as a successor General

                                     A--56

Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to the withdrawal or removal of the predecessor or transferring General Partner, pursuant to Section 11.1 or 11.2 or the transfer of the General Partner Interest pursuant to Section 4.6, provided, however, that no such successor shall be admitted to the Partnership until compliance with the terms of Section 4.6 has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor shall, subject to the terms hereof, carry on the business of the members of the Partnership Group without dissolution.

Section 10.4  Admission of Additional Limited Partners.

   (a) A Person (other than the General Partner, an Initial Limited Partner or a Substituted Limited Partner) who makes a Capital Contribution to the Partnership in accordance with this Agreement shall be admitted to the Partnership as an Additional Limited Partner only upon furnishing to the General Partner.

      (i) evidence of acceptance in form satisfactory to the General Partner of all of the terms and conditions of this Agreement, including the power of attorney granted in Section 2.6, and

      (ii) such other documents or instruments as may be required in the discretion of the General Partner to effect such Person's admission as an Additional Limited Partner.

   (b) Notwithstanding anything to the contrary in this Section 10.4, no Person shall be admitted as an Additional Limited Partner without the consent of the General Partner, which consent may be given or withheld in the General Partner's discretion. The admission of any Person as an Additional Limited Partner shall become effective on the date upon which the name of such Person is recorded as such in the books and records of the Partnership, following the consent of the General Partner to such admission.

Section 10.5  Amendment of Agreement and Certificate of Limited Partnership.

   To effect the admission to the Partnership of any Partner, the General Partner shall take all steps necessary and appropriate under the Delaware Act to amend the records of the Partnership to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the General Partner shall prepare and file an amendment to the Certificate of Limited Partnership, and the General Partner may for this purpose, among others, exercise the power of attorney granted pursuant to Section 2.6.

                                  ARTICLE XI

                       WITHDRAWAL OR REMOVAL OF PARTNERS

Section 11.1  Withdrawal of the General Partner.

   (a) The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an "Event of Withdrawal");

      (i) The General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners;

      (ii) The General Partner transfers all of its rights as General Partner pursuant to Section 4.6;

      (iii) The General Partner is removed pursuant to Section 11.2;

      (iv) The General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary bankruptcy petition for relief under Chapter 7 of the United States Bankruptcy Code; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of

                                     A--57
   a petition filed against the General Partner in a proceeding of the type described in clauses (A)-(C) of this Section 11.1(a)(iv); or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor-in-possession), receiver or liquidator of the General Partner or of all or any substantial part of its properties;

      (v) A final and non-appealable order of relief under Chapter 7 of the United States Bankruptcy Code is entered by a court with appropriate jurisdiction pursuant to a voluntary or involuntary petition by or against the General Partner; or

      (vi) (A) in the event the General Partner is a corporation, a certificate of dissolution or its equivalent is filed for the General Partner, or 90 days expire after the date of notice to the General Partner of revocation of its charter without a reinstatement of its charter, under the laws of its state of incorporation; (B) in the event the General Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the General Partner; (C) in the event the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) in the event the General Partner is a natural person, his death or adjudication of incompetency; and (E) otherwise in the event of the termination of the General Partner.

If an Event of Withdrawal specified in Section 11.1(a)(iv), (v) or (vi)(A),
(B), (C) or (E) occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.

   (b) Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at any time during the period beginning on the Closing Date and ending at 12:00 midnight, Eastern Standard Time, on December 31, 2011, the General Partner voluntarily withdraws by giving at least 90 days' advance notice of its intention to withdraw to the Limited Partners; provided that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) and the General Partner delivers to the Partnership an Opinion of Counsel ("Withdrawal Opinion of Counsel") that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability of any Limited Partner or any Group Member or cause any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such); (ii) at any time after 12:00 midnight, Eastern Standard Time, on December 31, 2011, the General Partner voluntarily withdraws by giving at least 90 days' advance notice to the Unitholders, such withdrawal to take effect on the date specified in such notice; (iii) at any time that the General Partner ceases to be the General Partner pursuant to
Section 11.1(a)(ii) or is removed pursuant to Section 11.2; or (iv) notwithstanding clause (i) of this sentence, at any time that the General Partner voluntarily withdraws by giving at least 90 days' advance notice of its intention to withdraw to the Limited Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partner and its Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units. The withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members. If the General Partner gives a notice of withdrawal pursuant to Section 11.1(a)(i), the holders of a Unit Majority, may, prior to the effective date of such withdrawal, elect a successor General Partner. The Person so elected as successor General Partner shall automatically become the successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If, prior to the effective date of the General Partner's withdrawal, a successor is not selected by the Unitholders as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with Section 12.1. Any successor General Partner elected in accordance with the terms of this Section 11.1 shall be subject to the provisions of Section 10.3.

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

Section 11.2  Removal of the General Partner.

   The General Partner may be removed if such removal is approved by the Unitholders holding at least 66 2/3% of the Outstanding Units (including Units held by the General Partner and its Affiliates). Any such action by such holders for removal of the General Partner must also provide for the election of a successor General Partner by the Unitholders holding a majority of the outstanding Common Units voting as a class and a majority of the outstanding Subordinated Units voting as a class (including Units held by the General Partner and its Affiliates). Such removal shall be effective immediately following the admission of a successor General Partner pursuant to Section
10.3. The removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If a Person is elected as a successor General Partner in accordance with the terms of this Section 11.2, such Person shall, upon admission pursuant to Section 10.3, automatically become a successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. The right of the holders of Outstanding Units to remove the General Partner shall not exist or be exercised unless the Partnership has received an opinion opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor General Partner elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section 10.3.

Section 11.3  Interest of Departing Partner and Successor General Partner.

   (a) In the event of (i) withdrawal of the General Partner under circumstances where such withdrawal does not violate this Agreement or (ii) removal of the General Partner by the holders of Outstanding Units under circumstances where Cause does not exist, if the successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2, the Departing Partner shall have the option, exercisable prior to the effective date of the departure of such Departing Partner, to require its successor to purchase its General Partner Interest and its general partner interest (or equivalent interest) in the other Group Members and all of its Incentive Distribution Rights (collectively, the "Combined Interest") in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of its departure. If the General Partner is removed by the Unitholders under circumstances where Cause exists or if the General Partner withdraws under circumstances where such withdrawal violates this Agreement, and if a successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2, such successor shall have the option, exercisable prior to the effective date of the departure of such Departing Partner, to purchase the Combined Interest for such fair market value of such Combined Interest of the Departing Partner. In either event, the Departing Partner shall be entitled to receive all reimbursements due such Departing Partner pursuant to Section 7.4, including any employee-related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the Departing Partner for the benefit of the Partnership or the other Group Members.

   For purposes of this Section 11.3(a), the fair market value of the Departing Partner's Combined Interest shall be determined by agreement between the Departing Partner and its successor or, failing agreement within 30 days after the effective date of such Departing Partner's departure, by an independent investment banking firm or other independent expert selected by the Departing Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such departure, then the Departing Partner shall designate an independent investment banking firm or other independent expert, the Departing Partner's successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest of the Departing Partner. In making its determination, such third independent investment banking firm or other independent expert may consider the then current trading price of Units on any National Securities Exchange on which Units are then listed, the value

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of the Partnership's assets, the rights and obligations of the Departing
Partner and other factors it may deem relevant.

   (b) If the Combined Interest is not purchased in the manner set forth in Section11.3(a), the Departing Partner (or its transferee) shall become a Limited Partner and its Combined Interest shall be converted into Common Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section11.3(a), without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor). Any successor General Partner shall indemnify the Departing Partner (or its transferee) as to all debts and liabilities of the Partnership arising on or after the date on which the Departing Partner (or its transferee) becomes a Limited Partner. For purposes of this Agreement, conversion of the Combined Interest of the Departing Partner to Common Units will be characterized as if the Departing Partner (or its transferee) contributed its Combined Interest to the Partnership in exchange for the newly issued Common Units.

   (c) If a successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2 and the option described in Section 11.3(a) is not exercised by the party entitled to do so, the successor General Partner shall, at the effective date of its admission to the Partnership, contribute to the Partnership cash in the amount equal to 2/98ths of the Net Agreed Value of the Partnership's assets on such date. In such event, such successor General Partner shall, subject to the following sentence, be entitled to 2% of all Partnership allocations and distributions to which the Departing Partner was entitled. In addition, the successor General Partner shall cause this Agreement to be amended to reflect that, from and after the date of such successor General Partner's admission, the successor General Partner's interest in all Partnership distributions and allocations shall be 2%.

Section 11.4  Termination of Subordination Period, Conversion of Subordinated
  Units and Extinguishment of           Cumulative Common Unit Arrearages.

   Notwithstanding any provision of this Agreement, if the General Partner is removed as general partner of the Partnership under circumstances where Cause does not exist and Units held by the General Partner and its Affiliates are not voted in favor of such removal, (i) the Subordination Period will end and all Outstanding Subordinated Units will immediately and automatically convert into Common Units on a one-for-one basis and (ii) all Cumulative Common Unit Arrearages on the Common Units will be extinguished.

Section 11.5  Withdrawal of Limited Partners.

   No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner's Limited Partner Interest becomes a Record Holder of the Limited Partner Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Limited Partner Interest so transferred.

                                  ARTICLE XII

                          DISSOLUTION AND LIQUIDATION

Section 12.1  Dissolution.

   The Partnership shall not be dissolved by the admission of Substituted Limited Partners or Additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the removal or withdrawal of the General Partner, if a successor General Partner is elected pursuant to Section 11.1 or 11.2, the Partnership shall not be dissolved and such successor General Partner shall continue the business of the Partnership. The Partnership shall dissolve, and (subject to Section 12.2) its affairs shall be wound up, upon:

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      (a) an Event of Withdrawal of the General Partner as provided in Section
   11.1(a) (other than Section 11.1(a)(ii)), unless a successor is elected and an Opinion of Counsel is received as provided in Section 11.1(b) or 11.2 and such successor is admitted to the Partnership pursuant to Section 10.3;

      (b) an election to dissolve the Partnership by the General Partner that is approved by the holders of a Unit Majority;

      (c) the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Delaware Act; or

      (d) the sale of all or substantially all of the assets and properties of the Partnership Group.

Section 12.2  Continuation of the Business of the Partnership After Dissolution.

   Upon (a) dissolution of the Partnership following an Event of Withdrawal caused by the withdrawal or removal of the General Partner as provided in
Section 11.1(a)(i) or (iii) and the failure of the Partners to select a successor to such Departing Partner pursuant to Section 11.1 or 11.2, then within 90 days thereafter, or (b) dissolution of the Partnership upon an event constituting an Event of Withdrawal as defined in Section 11.1(a)(iv), (v) or
(vi), then, to the maximum extent permitted by law, within 180 days thereafter, the holders of a Unit Majority may elect to reconstitute the Partnership and continue its business on the same terms and conditions set forth in this Agreement by forming a new limited partnership on terms identical to those set forth in this Agreement and having as the successor General partner a Person approved by the holders of a Unit Majority. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is so made, then:

      (i) the reconstituted Partnership shall continue unless earlier dissolved in accordance with this Article XII;

      (ii) if the successor General Partner is not the former General Partner, then the interest of the former General Partner shall be treated in the manner provided in Section 11.3; and

      (iii) all necessary steps shall be taken to cancel this Agreement and the Certificate of Limited Partnership and to enter into and, as necessary, to file a new partnership agreement and certificate of limited partnership, and the successor General Partner may for this purpose exercise the powers of attorney granted the General Partner pursuant to Section 2.6; provided, that the right of the holders of a Unit Majority to approve a successor General Partner and to reconstitute and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that (x) the exercise of the right would not result in the loss of limited liability of any Limited Partner and (y) neither the Partnership, the reconstituted limited partnership nor the Operating Partnership or any other Group Member would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of such right to continue.

Section 12.3  Liquidator.

   Upon dissolution of the Partnership, unless the Partnership is continued under an election to reconstitute and continue the Partnership pursuant to
Section 12.2, the General Partner shall select one or more Persons to act as Liquidator. The Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. The Liquidator (if other than the General Partner) shall agree not to resign at any time without 15 days' prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. The right to approve a successor or substitute Liquidator in the

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manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.3(b)) to the extent necessary or desirable in the good faith judgment of the Liquidator to carry out the duties and functions of the Liquidator hereunder for and during such period of time as shall be reasonably required in the good faith judgment of the Liquidator to complete the winding up and liquidation of the Partnership as provided for herein.

Section 12.4  Liquidation.

   The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as the Liquidator determines to be in the best interest of the Partners, subject to Section 17-804 of the Delaware Act and the following:

      (a) The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of
   Section 12.4(c) to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may, in its absolute discretion, defer liquidation or distribution of the Partnership's assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership's assets would be impractical or would cause undue loss to the Partners. The Liquidator may, in its absolute discretion, distribute the Partnership's assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

      (b) Liabilities of the Partnership include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 12.3) and amounts to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

      (c) All property and all cash in excess of that required to discharge liabilities as provided in Section 12.4(b) shall be distributed to the Partners in accordance with, and to the extent of, the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments (other than those made by reason of distributions pursuant to this Section 12.4(c)) for the taxable year of the Partnership during which the liquidation of the Partnership occurs (with such date of occurrence being determined pursuant to Treasury Regulation
   Section 1.704-1(b)(2)(ii)(g)), and such distribution shall be made by the end of such taxable year (or, if later, within 90 days after said date of such occurrence).

Section 12.5  Cancellation of Certificate of Limited Partnership.

   Upon the completion of the distribution of Partnership cash and property as provided in Section 12.4 in connection with the liquidation of the Partnership, the Partnership shall be terminated and the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

Section 12.6  Return of Contributions.

   The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the

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Limited Partners or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.

Section 12.7  Waiver of Partition.

   To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

Section 12.8  Capital Account Restoration.

   No Limited Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership. The General Partner shall be obligated to restore any negative balance in its Capital Account upon liquidation of its interest in the Partnership by the end of the taxable year of the Partnership during which such liquidation occurs, or, if later, within 90 days after the date of such liquidation.

                                 ARTICLE XIII

           AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

Section 13.1  Amendment to be Adopted Solely by the General Partner.

   Each Partner agrees that the General Partner, without the approval of any Partner or Assignee, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

      (a) a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

      (b) admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

      (c) a change that, in the sole discretion of the General Partner, is necessary or advisable to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or to ensure that the Group Members will not be treated as associations taxable as corporations or otherwise taxed as entities for federal income tax purposes;

      (d) a change that, in the discretion of the General Partner, (i) does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect, (ii) is necessary or advisable to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or (B) facilitate the trading of the Units (including the division of any class or classes of Outstanding Units into different classes to facilitate uniformity of tax consequences within such classes of Units) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are or will be listed for trading, compliance with any of which the General Partner determines in its discretion to be in the best interests of the Partnership and the Limited Partners, (iii)is necessary or advisable in connection with action taken by the General Partner pursuant to Section 5.10 or (iv)is required to effect the intent expressed in the Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

      (e) a change in the fiscal year or taxable year of the Partnership and any changes that, in the discretion of the General Partner, are necessary or advisable as a result of a change in the fiscal year or taxable year of the Partnership including, if the General Partner shall so determine, a change in the definition of "Quarter" and the dates on which distributions are to be made by the Partnership;

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      (f) an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, or the General Partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

      (g) subject to the terms of Section 5.7, an amendment that, in the discretion of the General Partner, is necessary or advisable in connection with the authorization of issuance of any class or series of Partnership Securities pursuant to Section 5.6;

      (h) any amendment expressly permitted in this Agreement to be made by the General Partner acting alone;

      (i) an amendment effected, necessitated or contemplated by a Merger Agreement approved in accordance with Section 14.3;

      (j) an amendment that, in the discretion of the General Partner, is necessary or advisable to reflect, account for and deal with appropriately the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by the Partnership of activities permitted by the terms of Section 2.4;

      (k) a merger or conveyance pursuant to Section 14.3(d); or

      (l) any other amendments substantially similar to the foregoing.

Section 13.2   Amendment Procedures.

   Except as provided in Sections 13.1 and 13.3, all amendments to this Agreement shall be made in accordance with the following requirements. Amendments to this Agreement may be proposed only by or with the consent of the General Partner which consent may be given or withheld in its sole discretion. A proposed amendment shall be effective upon its approval by the holders of a Unit Majority, unless a greater or different percentage is required under this Agreement or by Delaware law. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the General Partner shall seek the written approval of the requisite percentage of Outstanding Units or call a meeting of the Unitholders to consider and vote on such proposed amendment. The General Partner shall notify all Record Holders upon final adoption of any such proposed amendments.

Section 13.3  Amendment Requirements.

   (a) Notwithstanding the provisions of Sections 13.1 and 13.2, no provision of this Agreement that establishes a percentage of Outstanding Units (including Units deemed owned by the General Partner) required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing such voting percentage unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute not less than the voting requirement sought to be reduced.

   (b) Notwithstanding the provisions of Sections 13.1 and 13.2, no amendment to this Agreement may (i) enlarge the obligations of any Limited Partner without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c), (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partner or any of its Affiliates without its consent, which consent may be given or withheld in its sole discretion, (iii) change Section 12.1(b), or
(iv) change the term of the Partnership or, except as set forth in Section 12.1(b), give any Person the right to dissolve the Partnership.

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   (c) Except as provided in Section 14.3, and without limitation of the
General Partner's authority to adopt amendments to this Agreement without the approval of any Partners or Assignees as contemplated in Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected.

   (d) Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1 and except as otherwise provided by Section 14.3(b), no amendments shall become effective without the approval of the holders of at least 90% of the Outstanding Units voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable law.

   (e) Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of the holders of at least 90% of the Outstanding Units.

Section 13.4  Special Meetings.

   All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Limited Partners may be called by the General Partner or by Limited Partners owning 20% or more of the Outstanding Units of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the General Partner one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner shall send a notice of the meeting to the Limited Partners either directly or indirectly through the Transfer Agent. A meeting shall be held at a time and place determined by the General Partner on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Limited Partners shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners' limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.

Section 13.5  Notice of a Meeting.

   Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders of the class or classes of Units for which a meeting is proposed in writing by mail or other means of written communication in accordance with
Section 16.1. The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.

Section 13.6  Record Date.

   For purposes of determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners or to give approvals without a meeting as provided in Section 13.11 the General Partner may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed for trading, in which case the rule, regulation, guideline or requirement of such exchange shall govern) or (b) in the event that approvals are sought without a meeting, the date by which Limited Partners are requested in writing by the General Partner to give such approvals.

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Section 13.7  Adjournment.

   When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.

Section 13.8  Waiver of Notice; Approval of Meeting; Approval of Minutes.

   The transactions of any meeting of Limited Partners, however called and noticed, and whenever held, shall be as valid as if it had occurred at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy, and if, either before or after the meeting, Limited Partners representing such quorum who were present in person or by proxy and entitled to vote, sign a written waiver of notice or an approval of the holding of the meeting or an approval of the minutes thereof. All waivers and approvals shall be filed with the Partnership records or made a part of the minutes of the meeting. Attendance of a Limited Partner at a meeting shall constitute a waiver of notice of the meeting, except when the Limited Partner does not approve, at the beginning of the meeting, of the transaction of any business because the meeting is not lawfully called or convened; and except that attendance at a meeting is not a waiver of any right to disapprove the consideration of matters required to be included in the notice of the meeting, but not so included, if the disapproval is expressly made at the meeting.

Section 13.9  Quorum.

   The holders of a majority of the Outstanding Units of the class or classes for which a meeting has been called (including Outstanding Units deemed owned by the General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Limited Partners of such class or classes unless any such action by the Limited Partners requires approval by holders of a greater percentage of such Units, in which case the quorum shall be such greater percentage. At any meeting of the Limited Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Limited Partners holding Outstanding Units that in the aggregate represent a majority of the Outstanding Units entitled to vote and be present in person or by proxy at such meeting shall be deemed to constitute the act of all Limited Partners, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Limited Partners holding Outstanding Units that in the aggregate represent at least such greater or different percentage shall be required. The Limited Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Limited Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of Outstanding Units specified in this Agreement (including Outstanding Units deemed owned by the General Partner). In the absence of a quorum any meeting of Limited Partners may be adjourned from time to time by the affirmative vote of holders of at least a majority of the Outstanding Units entitled to vote at such meeting (including Outstanding Units deemed owned by the General Partner) represented either in person or by proxy, but no other business may be transacted, except as provided in Section 13.7.

Section 13.10  Conduct of a Meeting.

   The General Partner shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in

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connection with or during the meeting or voting. The General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the General Partner. The General Partner may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of approvals in writing.

Section 13.11  Action Without a Meeting.

   If authorized by the General Partner, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting if an approval in writing setting forth the action so taken is signed by Limited Partners owning not less than the minimum percentage of the Outstanding Units (including Units deemed owned by the General Partner) that would be necessary to authorize or take such action at a meeting at which all the Limited Partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed for trading, in which case the rule, regulation, guideline or requirement of such exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Limited Partners who have not approved in writing. The General Partner may specify that any written ballot submitted to Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the General Partner. If a ballot returned to the Partnership does not vote all of the Units held by the Limited Partners, the Partnership shall be deemed to have failed to receive a ballot for the Units that were not voted. If approval of the taking of any action by the Limited Partners is solicited by any Person other than by or on behalf of the General Partner, the written approvals shall have no force and effect unless and until (a) they are deposited with the Partnership in care of the General Partner, (b) approvals sufficient to take the action proposed are dated as of a date not more than 90 days prior to the date sufficient approvals are deposited with the Partnership and (c) an Opinion of Counsel is delivered to the General Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners' limited liability, and (ii) is otherwise permissible under the state statutes then governing the rights, duties and liabilities of the Partnership and the Partners.

Section 13.12  Voting and Other Rights.

   (a) Only those Record Holders of the Units on the Record Date set pursuant to Section 13.6 (and also subject to the limitations contained in the definition of "Outstanding") shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the Outstanding Units have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Units shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Units.

   (b) With respect to Units that are held for a Person's account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Units are registered, such other Person shall, in exercising the voting rights in respect of such Units on any matter, and unless the arrangement between such Persons provides otherwise, vote such Units in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.3.

                                     A--67

                                  ARTICLE XIV

                                    MERGER

Section 14.1  Authority.

   The Partnership may merge or consolidate with one or more corporations, limited liability companies, business trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a general partnership or limited partnership, formed under the laws of the State of Delaware or any other state of the United States of America, pursuant to a written agreement of merger or consolidation ("Merger Agreement") in accordance with this Article XIV.

Section 14.2  Procedure for Merger or Consolidation.

   Merger or consolidation of the Partnership pursuant to this Article XIV requires the prior approval of the General Partner. If the General Partner shall determine, in the exercise of its discretion, to consent to the merger or consolidation, the General Partner shall approve the Merger Agreement, which shall set forth:

      (a) the names and jurisdictions of formation or organization of each of the business entities proposing to merge or consolidate;

      (b) the name and jurisdiction of formation or organization of the business entity that is to survive the proposed merger or consolidation (the "Surviving Business Entity");

      (c) the terms and conditions of the proposed merger or consolidation;

      (d) the manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity; and (i) if any general or limited partner interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity, the cash, property or general or limited partner interests, rights, securities or obligations of any limited partnership, corporation, trust or other entity (other than the Surviving Business Entity) which the holders of such general or limited partner interests, securities or rights are to receive in exchange for, or upon conversion of their general or limited partner interests, securities or rights, and (ii) in the case of securities represented by certificates, upon the surrender of such certificates, which cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust or other entity (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

      (e) a statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

      (f) the effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement (provided, that if the effective time of the merger is to be later than the date of the filing of the certificate of merger, the effective time shall be fixed no later than the time of the filing of the certificate of merger and stated therein); and

      (g) such other provisions with respect to the proposed merger or consolidation as are deemed necessary or appropriate by the General Partner.

Section 14.3  Approval by Limited Partners of Merger or Consolidation.

   (a) Except as provided in Section 14.3(d), the General Partner, upon its approval of the Merger Agreement, shall direct that the Merger Agreement be submitted to a vote of Limited Partners, whether at a special meeting

                                     A--68
or by written consent, in either case in accordance with the requirements of
Article XIII. A copy or a summary of the Merger Agreement shall be included in or enclosed with the notice of a special meeting or the written consent.

   (b) Except as provided in Section 14.3(d), the Merger Agreement shall be approved upon receiving the affirmative vote or consent of the holders of a Unit Majority unless the Merger Agreement contains any provision that, if contained in an amendment to this Agreement, the provisions of this Agreement or the Delaware Act would require for its approval the vote or consent of a greater percentage of the Outstanding Units or of any class of Limited Partners, in which case such greater percentage vote or consent shall be required for approval of the Merger Agreement.

   (c) Except as provided in Section 14.3(d), after such approval by vote or consent of the Limited Partners, and at any time prior to the filing of the certificate of merger pursuant to Section 14.4, the merger or consolidation may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement.

   (d) Notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, in its discretion, without Limited Partner approval, to merge the Partnership or any Group Member into, or convey all of the Partnership's assets to, another limited liability entity which shall be newly formed and shall have no assets, liabilities or operations at the time of such Merger other than those it receives from the Partnership or other Group Member if (i) the General Partner has received an Opinion of Counsel that the merger or conveyance, as the case may be, would not result in the loss of the limited liability of any Limited Partner or any Group Member or cause the Partnership or any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (ii) the sole purpose of such merger or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the governing instruments of the new entity provide the Limited Partners and the General Partner with the same rights and obligations as are herein contained.

Section 14.4  Certificate of Merger.

   Upon the required approval by the General Partner and the Unitholders of a Merger Agreement, a certificate of merger shall be executed and filed with the Secretary of State of the State of Delaware in conformity with the requirements of the Delaware Act.

Section 14.5  Effect of Merger.

   (a) At the effective time of the certificate of merger:

      (i) all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

      (ii) the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

      (iii) all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

      (iv) all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

   (b) A merger or consolidation effected pursuant to this Article shall not be deemed to result in a transfer or assignment of assets or liabilities from one entity to another.

                                     A--69

                                  ARTICLE XV

                  RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS

Section 15.1  Right to Acquire Limited Partner Interests.

   (a) Notwithstanding any other provision of this Agreement, if at any time the General Partner and its Affiliates hold more than 80% of the total Limited Partner Interests of any class then Outstanding, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable in its sole discretion, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three days prior to the date that the notice described in
Section 15.1(b) is mailed and (y) the highest price paid by the General Partner or any of its Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed. As used in this Agreement, (i) "Current Market Price" as of any date of any class of Limited Partner Interests means the average of the daily Closing Prices (as hereinafter defined) per Limited Partner Interest of such class for the 20 consecutive Trading Days (as hereinafter defined) immediately prior to such date; (ii) "Closing Price" for any day means the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted for trading on the principal National Securities Exchange (other than the Nasdaq Stock Market) on which such Limited Partner Interests of such class are listed or admitted to trading or, if such Limited Partner Interests of such class are not listed or admitted to trading on any National Securities Exchange (other than the Nasdaq Stock Market), the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by the Nasdaq Stock Market or such other system then in use, or, if on any such day such Limited Partner Interests of such class are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the General Partner, or if on any such day no market maker is making a market in such Limited Partner Interests of such class, the fair value of such Limited Partner Interests on such day as determined reasonably and in good faith by the General Partner; and (iii) "Trading Day" means a day on which the principal National Securities Exchange on which such Limited Partner Interests of any class are listed or admitted to trading is open for the transaction of business or, if Limited Partner Interests of a class are not listed or admitted to trading on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

   (b) If the General Partner, any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a), the General Partner shall deliver to the Transfer Agent notice of such election to purchase (the "Notice of Election to Purchase") and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner Interests of such class (as of a Record Date selected by the General Partner) at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be published for a period of at least three consecutive days in at least two daily newspapers of general circulation printed in the English language and published in the Borough of Manhattan, New York. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which Limited Partner Interests will be purchased and state that the General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests, upon surrender of Certificates representing such Limited Partner Interests in exchange for payment, at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading. Any such Notice of Election to Purchase mailed to a Record Holder of Limited Partner Interests at his address as reflected in the records of the Transfer Agent shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase

                                     A--70

Date, the General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this Section 15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Limited Partner Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate shall not have been surrendered for purchase, all rights of the holders of such Limited Partner Interests (including any rights pursuant to Articles IV, V, VI, and XII) shall thereupon cease, except the right to receive the purchase price (determined in accordance with Section 15.1(a)) for Limited Partner Interests therefor, without interest, upon surrender to the Transfer Agent of the Certificates representing such Limited Partner Interests, and such Limited Partner Interests shall thereupon be deemed to be transferred to the General Partner, its Affiliate or the Partnership, as the case may be, on the record books of the Transfer Agent and the Partnership, and the General Partner or any Affiliate of the General Partner, or the Partnership, as the case may be, shall be deemed to be the owner of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the owner of such Limited Partner Interests (including all rights as owner of such Limited Partner Interests pursuant to Articles IV, V, VI and XII).

   (c) At any time from and after the Purchase Date, a holder of an Outstanding Limited Partner Interest subject to purchase as provided in this Section 15.1 may surrender his Certificate evidencing such Limited Partner Interest to the Transfer Agent in exchange for payment of the amount described in Section 15.1(a), therefor, without interest thereon.

                                  ARTICLE XVI

                              GENERAL PROVISIONS

Section 16.1  Addresses and Notices.

   Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner or Assignee under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner or Assignee at the address described below. Any notice, payment or report to be given or made to a Partner or Assignee hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Partnership Securities at his address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Partnership Securities by reason of any assignment or otherwise. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.1 executed by the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report addressed to a Record Holder at the address of such Record Holder appearing on the books and records of the Transfer Agent or the Partnership is returned by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver it, such notice, payment or report and any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in his address) if they are available for the Partner or Assignee at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners and Assignees. Any notice to the Partnership shall be deemed given if received by the General Partner at the principal office of the Partnership designated pursuant to Section 2.3. The General Partner may rely and shall be protected in relying on any notice or other document from a Partner, Assignee or other Person if believed by it to be genuine.

                                     A--71

Section 16.2  Further Action.

   The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 16.3  Binding Effect.

   This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 16.4  Integration.

   This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Section 16.5  Creditors.

   None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

Section 16.6  Waiver.

   No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

Section 16.7  Counterparts.

   This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Unit, upon accepting the certificate evidencing such Unit or executing and delivering a Transfer Application as herein described, independently of the signature of any other party.

Section 16.8  Applicable Law.

   This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

Section 16.9  Invalidity of Provisions.

   If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

Section 16.10  Consent of Partners.

   Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action.

                                     A--72

   IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

                                          GENERAL PARTNER:

                                          SUNOCO PARTNERS LLC

                                          By: _______________________________
                                              Name:
                                              Title:

                                          ORGANIZATIONAL LIMITED PARTNER:

                                          SUN PIPE LINE COMPANY OF DELAWARE

                                          By: _______________________________
                                              Name:
                                              Title:

                                          LIMITED PARTNERS:

                                          All Limited Partners now and
                                          hereafter admitted as Limited
                                          Partners of the Partnership, pursuant
                                          to powers of attorney now and
                                          hereafter executed in favor of, and
                                          granted and delivered to the General
                                          Partner.

                                          SUNOCO PARTNERS LLC

                                          By: _______________________________
                                              Name:
                                              Title:

                                     A--73

                                   EXHIBIT A
                           to the First Amended and
                 Restated Agreement of Limited Partnership of
                        Sunoco Logistics Partners L.P.
                      Certificate Evidencing Common Units
                   Representing Limited Partner Interests in
                        Sunoco Logistics Partners L.P.

No. __________                                         ___ Common Units

   In accordance with Section 4.1 of the First Amended and Restated Agreement of Limited Partnership of Sunoco Logistics Partners L.P., as amended, supplemented or restated from time to time (the "Partnership Agreement"), Sunoco Logistics Partners L.P., a Delaware limited partnership (the
"Partnership"), hereby certifies that              (the "Holder") is the
registered owner of Common Units representing limited partner interests in the Partnership (the "Common Units") transferable on the books of the Partnership, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed and accompanied by a properly executed application for transfer of the Common Units represented by this Certificate. The rights, preferences and limitations of the Common Units are set forth in, and this Certificate and the Common Units represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Partnership Agreement. Copies of the Partnership Agreement are on file at, and will be furnished without charge on delivery of written request to the Partnership at, the principal office of the Partnership located at 1801 Market Street, Philadelphia, Pennsylvania 19103. Capitalized terms used herein but not defined shall have the meanings given them in the Partnership Agreement.

   The Holder, by accepting this Certificate, is deemed to have (i) requested admission as, and agreed to become, a Limited Partner and to have agreed to comply with and be bound by and to have executed the Partnership Agreement,
(ii) represented and warranted that the Holder has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (iii) granted the powers of attorney provided for in the Partnership Agreement and (iv) made the waivers and given the consents and approvals contained in the Partnership Agreement.

   This Certificate shall not be valid far any purpose unless it has been countersigned and registered by the Transfer Agent and Registrar.

Dated: _______________                      SUNOCO LOGISTICS PARTNERS L.P.

Countersigned and Registered by:
                                            By: SUNOCO PARTNERS LLC, its
                                            General Partner

________________________                    By: _____________________________
as Transfer Agent and Registrar
                                            Name: ___________________________

By: ____________________                    By: _____________________________
       Authorized Signature
                                                         Secretary

                                     A--74

                           [Reverse of Certificate]

                                 ABBREVIATIONS

   The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as follows according to applicable laws or regulations:

TEN COM - as tenants in common            UNIF GIFT/TRANSFERS MIN ACT
TEN ENT - as tenants by the entireties    _________Custodian_______________
                                          (Cust)                  (Minor)

JT TEN - as joint tenants with right of
         survivorship and not as          under Uniform Gifts/Transfers to CD
         tenants in common                Minors Act (State)


   Additional abbreviations, though not in the above list, may also be used.

                          ASSIGNMENT OF COMMON UNITS
                                      in
                        SUNOCO LOGISTICS PARTNERS L.P.
             IMPORTANT NOTICE REGARDING INVESTOR RESPONSIBILITIES
                         DUE TO TAX SHELTER STATUS OF
                        SUNOCO LOGISTICS PARTNERS L.P.

   You have acquired an interest in Sunoco Logistics Partners L.P., 1801 Market Street, Philadelphia, Pennsylvania 19103, whose taxpayer identification number is 23-3096839. The Internal Revenue Service has issued Sunoco Logistics Partners L.P. the following tax shelter registration number: _____________ .

   YOU MUST REPORT THIS REGISTRATION NUMBER TO THE INTERNAL REVENUE SERVICE IF YOU CLAIM ANY DEDUCTION, LOSS, CREDIT OR OTHER TAX BENEFIT OR REPORT ANY INCOME BY REASON OF YOUR INVESTMENT IN SUNOCO LOGISTICS PARTNERS L.P.

   You must report the registration number as well as the name and taxpayer identification number of Sunoco Logistics Partners L.P. on Form 8271. FORM 8271 MUST BE ATTACHED TO THE RETURN ON WHICH YOU CLAIM THE DEDUCTION, LOSS, CREDIT OR OTHER TAX BENEFIT OR REPORT ANY INCOME BY REASON OF YOUR INVESTMENT IN SUNOCO LOGISTICS PARTNERS L.P.

   If you transfer your interest in Sunoco Logistics Partners L.P. to another person, you are required by the Internal Revenue Service to keep a list containing (a) that person's name, address and taxpayer identification number,
(b) the date on which you transferred the interest and (c) the name, address and tax shelter registration number of Sunoco Logistics Partners L.P. If you do not want to keep such a list, you must (1) send the information specified above to the Partnership, which will keep the list for this tax shelter, and (2) give a copy of this notice to the person to whom you transfer your interest. Your failure to comply with any of the above described responsibilities could result in the imposition of a penalty under Section 6707(b) or 6708(a) of the Internal Revenue Code of 1986, as amended, unless such failure is shown to be due to reasonable cause.

   ISSUANCE OF A REGISTRATION NUMBER DOES NOT INDICATE THAT THIS INVESTMENT OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE INTERNAL REVENUE SERVICE.

   FOR VALUE RECEIVED,                 hereby assigns, conveys, sells and
                                       transfers unto

______________________________________    _____________________________________
(Please print or typewrite name           (Please insert Social Security or
and address of Assignee)                  other identifying number of Assignee)

                                     A--75

__________ Common Units representing limited partner interests evidenced by this Certificate, subject to the Partnership Agreement, and does hereby irrevocably constitute and appoint __________ as its attorney-in-fact with full power of substitution to transfer the same on the books of Sunoco Logistics Partners L.P.

Date:                              NOTE: The signature to any endorsement hereon must
                                         correspond with the name as written upon the face
                                         of this Certificate in every particular, without
                                         alteration, enlargement or change.

SIGNATURE(S) MUST BE                     ------------------------------------
GUARANTEED BY A MEMBER                   (Signature)
FIRM OF THE NATIONAL
ASSOCIATION OF                           ------------------------------------
SECURITIES DEALERS, INC.                 (Signature)
OR BY A COMMERCIAL BANK
OR TRUST COMPANY
SIGNATURE(S) GUARANTEED

   No transfer of the Common Units evidenced hereby will be registered on the books of the Partnership, unless the Certificate evidencing the Common Units to be transferred is surrendered for registration or transfer and an Application for Transfer of Common Units has been executed by a transferee either (a) on the form set forth below or (b) on a separate application that the Partnership will furnish on request without charge. A transferor of the Common Units shall have no duty to the transferee with respect to execution of the transfer application in order for such transferee to obtain registration of the transfer of the Common Units.

                                     A--76

                   APPLICATION FOR TRANSFER OF COMMON UNITS

   The undersigned ("Assignee") hereby applies for transfer to the name of the Assignee of the Common Units evidenced hereby.

   The Assignee (a) requests admission as a Substituted Limited Partner and agrees to comply with and be bound by, and hereby executes, the Amended and Restated Agreement of Limited Partnership of Sunoco Logistics Partners L.P. (the "Partnership"), as amended, supplemented or restated to the date hereof (the "Partnership Agreement"), (b) represents and warrants that the Assignee has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (c) appoints the General Partner of the Partnership and, if a Liquidator shall be appointed, the Liquidator of the Partnership as the Assignee's attorney-in-fact to execute, swear to, acknowledge and file any document, including, without limitation, the Partnership Agreement and any amendment thereto and the Certificate of Limited Partnership of the Partnership and any amendment thereto, necessary or appropriate for the Assignee's admission as a Substituted Limited Partner and as a party to the Partnership Agreement, (d) gives the powers of attorney provided for in the Partnership Agreement, and (e) makes the waivers and gives the consents and approvals contained in the Partnership Agreement. Capitalized terms not defined herein have the meanings assigned to such terms in the Partnership Agreement.

Date: _________


------------------------------------------------------- ----------------------------
Social Security or other identifying number of Assignee    Signature of Assignee

------------------------------------------------------- ----------------------------
     Purchase Price including commissions, if any       Name and Address of Assignee

Type of Entity (check one):

   [_] Individual         [_] Partnership        [_] Corporation

   [_] Trust              [_] Other (specify)

Nationality (check one):

   [_] U.S. Citizen, Resident or Domestic Entity

   [_] Foreign Corporation  [_] Non-resident Alien

   If the U.S. Citizen, Resident or Domestic Entity box is checked, the following certification must be completed.

   Under Section 1445(e) of the Internal Revenue Code of 1986, as amended (the "Code"), the Partnership must withhold tax with respect to certain transfers of property if a holder of an interest in the Partnership is a foreign person. To inform the Partnership that no withholding is required with respect to the undersigned interestholder's interest in it, the undersigned hereby certifies the following (or, if applicable, certifies the following on behalf of the interestholder).


                                     A--77

Complete Either A or B:

A. Individual Interestholder

     1. I am not a non-resident alien for purposes of U.S. income taxation.
     2. My U.S. taxpayer identification number (Social Security Number) is ___ .
     3. My home address is ___________________________________________________ .

B. Partnership, Corporation or Other Interestholder

     1. ___________ is not a foreign corporation, foreign partnership, foreign trust (Name of Interestholder) or foreign estate (as those terms are defined in the Code and Treasury Regulations).

     2. The interestholder's U.S. employer identification number is __________ .

     3. The interestholder's office address and place of incorporation (if applicable) is _______________________________________________________ .

   The interestholder agrees to notify the Partnership within sixty (60) days of the date the interestholder becomes a foreign person.

   The interestholder understands that this certificate may be disclosed to the Internal Revenue Service by the Partnership and that any false statement contained herein could be punishable by fine, imprisonment or both.

   Under penalties of perjury, I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct and complete and, if applicable, I further declare that I have authority to sign this document on behalf of:

                           _________________________
                            Name of Interestholder


                           _________________________
                              Signature and Date


                           _________________________
                             Title (if applicable)


   Note: If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee holder or an agent of any of the foregoing, and is holding for the account of any other person, this application should be completed by an officer thereof or, in the case of a broker or dealer, by a registered representative who is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or, in the case of any other nominee holder, a person performing a similar function. If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee owner or an agent of any of the foregoing, the above certification as to any person for whom the Assignee will hold the Common Units shall be made to the best of the Assignee's knowledge.

                                     A--78

                                                                     APPENDIX B

                   APPLICATION FOR TRANSFER OF COMMON UNITS

   The undersigned ("Assignee") hereby applies for transfer to the name of the Assignee of the Common Units evidenced hereby.

   The Assignee (a) requests admission as a Substituted Limited Partner and agrees to comply with and be bound by, and hereby executes, the Amended and Restated Agreement of Limited Partnership of Sunoco Logistics Partners L.P. (the "Partnership"), as amended, supplemented or restated to the date hereof (the "Partnership Agreement"), (b) represents and warrants that the Assignee has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (c) appoints the General Partner of the Partnership and, if a Liquidator shall be appointed, the Liquidator of the Partnership as the Assignee's attorney-in-fact to execute, swear to, acknowledge and file any document, including, without limitation, the Partnership Agreement and any amendment thereto and the Certificate of Limited Partnership of the Partnership and any amendment thereto, necessary or appropriate for the Assignee's admission as a Substituted Limited Partner and as a party to the Partnership Agreement, (d) gives the powers of attorney provided for in the Partnership Agreement, and (e) makes the waivers and gives the consents and approvals contained in the Partnership Agreement. Capitalized terms not defined herein have the meanings assigned to such terms in the Partnership Agreement.

Date:
    --------------------


------------------------------------------              ----------------------------
Social Security or other identifying number of Assignee    Signature of Assignee

------------------------------------------              ----------------------------
     Purchase Price including commissions, if any       Name and Address of Assignee

Type of Entity (check one):

[_] Individual [_] Partnership       [_] Corporation
[_] Trust      [_] Other (specify)

Nationality (check one):

     [_] U.S. citizen, Resident or Domestic Entity [_] Non-residentAlien
     [_] Foreign Corporation

   If the U.S. Citizen, Resident or Domestic Entity box is checked, the following certification must be completed.

   Under Section 1445(e) of the Internal Revenue Code of 1986, as amended (the "Code"), the Partnership must withhold tax with respect to certain transfers of property if a holder of an interest in the Partnership is a foreign person. To inform the Partnership that no withholding is required with respect to the undersigned interestholder's interest in it, the undersigned hereby certifies the following (or, if applicable, certifies the following on behalf of the interestholder).

                                     B--1

   Complete Either A or B:

      A. Individual Interestholder

          1. I am not a non-resident alien for purposes of U.S. income taxation.

          2. My U.S. taxpayer identification number (Social Security Number) is____________.

          3. My home address is____________.


      B. Partnership, Corporation or Other Interestholder

          1. __________ is not a foreign corporation, foreign partnership, foreign trust (Name of Interestholder) or foreign estate (as those terms are defined in the Code and Treasury Regulations).

          2. The interestholder's U.S. employer identification number is____________.

          3. The interestholder's office address and place of incorporation (if applicable) is____________.

   The interestholder agrees to notify the Partnership within sixty (60) days of the date the interestholder becomes a foreign person.

   The interestholder understands that this certificate may be disclosed to the Internal Revenue Service by the Partnership and that any false statement contained herein could be punishable by fine, imprisonment or both.

   Under penalties of perjury, I declare that I have examined this certification and, to the best of my knowledge and belief, it is true, correct and complete and, if applicable, I further declare that I have authority to sign this document on behalf of:


                           _________________________
                            Name of Interestholder

                           _________________________
                              Signature and Date

                           _________________________
                             Title (if applicable)

   Note: If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee holder or an agent of any of the foregoing, and is holding for the account of any other person, this application should be completed by an officer thereof or, in the case of a broker or dealer, by a registered representative who is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or, in the case of any other nominee holder, a person performing a similar function. If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee owner or an agent of any of the foregoing, the above certification as to any person for whom the Assignee will hold the Common Units shall be made to the best of the Assignee's knowledge.

                                     B--2

                                                                     APPENDIX C

                               GLOSSARY OF TERMS

   adjusted operating surplus: For any period, operating surplus generated during that period is adjusted to:

      (a) decrease operating surplus by:

          (1) any net increase in working capital borrowings during that period; and

          (2) any net reduction in cash reserves for operating expenditures during that period not relating to an operating expenditure made during that period; and

      (b) increase operating surplus by:

          (1) any net decrease in working capital borrowings during that period; and

          (2) any net increase in cash reserves for operating expenditures during that period required by any debt instrument for the repayment of principal, interest or premium.

   Adjusted operating surplus does not include that portion of operating surplus included in clause (a) (1) of the definition of operating surplus.

   available cash:  For any quarter ending prior to liquidation:

      (a) the sum of:

          (1) all cash and cash equivalents of Sunoco Logistics Partners and its subsidiaries on hand at the end of that quarter; and

          (2) all additional cash and cash equivalents of Sunoco Logistics Partners and its subsidiaries on hand on the date of determination of available cash for that quarter resulting from working capital borrowings made after the end of that quarter;

      (b) less the amount of cash reserves that is necessary or appropriate in the reasonable discretion of the general partner to:

          (1) provide for the proper conduct of the business of Sunoco Logistics Partners and its subsidiaries (including reserves for future capital expenditures and for future credit needs of Sunoco Logistics Partners and its subsidiaries) after that quarter;

          (2) comply with applicable law or any debt instrument or other agreement or obligation to which Sunoco Logistics Partners or any of its subsidiaries is a party or its assets are subject; and

          (3) provide funds for minimum quarterly distributions and cumulative common unit arrearages for any one or more of the next four quarters;

provided, however, that the general partner may not establish cash reserves for distributions to the subordinated units unless the general partner has determined that in its judgment the establishment of reserves will not prevent Sunoco Logistics Partners from distributing the minimum quarterly distribution on all common units and any cumulative common unit arrearages thereon for the next four quarters; and

provided, further, that disbursements made by Sunoco Logistics Partners or any of its subsidiaries or cash reserves established, increased or reduced after the end of that quarter but on or before the date of determination of available cash for that quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining available cash, within that quarter if the general partner so determines.

   barrel:  One barrel of petroleum products equals 42 U.S. gallons.

                                     C--1
   capital account: The capital account maintained for a partner under the partnership agreement. The capital account of a partner for a common unit, a subordinated unit, an incentive distribution right or any other partnership interest will be the amount which that capital account would be if that common unit, subordinated unit, incentive distribution right or other partnership interest were the only interest in Sunoco Logistics Partners held by a partner.

   capital surplus: All available cash distributed by us from any source will be treated as distributed from operating surplus until the sum of all available cash distributed since the closing of the initial public offering equals the operating surplus as of the end of the quarter before that distribution. Any excess available cash will be deemed to be capital surplus.

   closing price: The last sale price on a day, regular way, or in case no sale takes place on that day, the average of the closing bid and asked prices on that day, regular way. In either case, as reported in the principal consolidated transaction reporting system for securities listed or admitted to trading on the principal national securities exchange on which the units of that class are listed or admitted to trading. If the units of that class are not listed or admitted to trading on any national securities exchange, the last quoted price on that day. If no quoted price exists, the average of the high bid and low asked prices on that day in the over-the-counter market, as reported by the Nasdaq Stock Market or any other system then in use. If on any day the units of that class are not quoted by any organization of that type, the average of the closing bid and asked prices on that day as furnished by a professional market maker making a market in the units of the class selected by the general partner. If on that day no market maker is making a market in the units of that class, the fair value of the units on that day as determined reasonably and in good faith by the general partner.

   common unit arrearage: The amount by which the minimum quarterly distribution for a quarter during the subordination period exceeds the distribution of available cash from operating surplus actually made for that quarter on a common unit, cumulative for that quarter and all prior quarters during the subordination period.

   current market price: For any class of units listed or admitted to trading on any national securities exchange as of any date, the average of the daily closing prices for the 20 consecutive trading days immediately prior to that date.

   incentive distribution right: A non-voting limited partner partnership interest issued to the general partner in connection with the transfer of substantially all of its interests in Sunoco Logistics Partners GP LLC, Sun Pipe Line Services (In) L.P., Sunoco Michigan (In) LLC, Explorer Pipeline Company, Sunoco Mid-Con (In) LLC, Sun Pipe Line GP LLC, Sunoco Pipeline L.P., Sunoco R&M (In) LLC, Sunoco Partners Marketing & Terminals L.P., Atlantic (In) LLC, Atlantic (In) L.P. and Atlantic R&M (In) L.P. to Sunoco Logistics Partners under the partnership agreement. The partnership interest will confer upon its holder only the rights and obligations specifically provided in the partnership agreement for incentive distribution rights.

   incentive distributions: The distributions of available cash from operating surplus initially made to the general partner that are in excess of the general partner's aggregate 2% general partner interest.

   interim capital transactions: The following transactions if they occur prior to liquidation:

      (a) borrowings, refinancings or refundings of indebtedness and sales of debt securities (other than for working capital borrowings and other than for items purchased on open account in the ordinary course of business) by Sunoco Logistics Partners or any of its subsidiaries;

      (b) sales of equity interests by Sunoco Logistics Partners or any of its subsidiaries;

      (c) sales or other voluntary or involuntary dispositions of any assets of Sunoco Logistics Partners or any of its subsidiaries (other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and sales or other dispositions of assets as a part of normal retirements or replacements).

   MTBE: Methyl tertiary butyl ether, a motor gasoline octane enhancer produced from isobutene and methanol.

                                     C--2
   operating expenditures: All expenditures of Sunoco Logistics Partners and our subsidiaries, including, but not limited to, taxes, reimbursements of the general partner, repayment of working capital borrowings, debt service payments and capital expenditures, subject to the following:

      (a) Payments (including prepayments) of principal of and premium on indebtedness, other than working capital borrowings will not constitute operating expenditures.

      (b) Operating expenditures will not include:

          (1) capital expenditures made for acquisitions or for capital improvements;

          (2) payment of transaction expenses relating to interim capital transactions; or

          (3) distributions to partners.

   operating surplus: For any period prior to liquidation, on a cumulative basis and without duplication:

      (a) the sum of

          (1) $15.0 million plus all the cash of Sunoco Logistics Partners and its subsidiaries on hand as of the closing date of our initial public offering;

          (2) all cash receipts of Sunoco Logistics Partners and our subsidiaries for the period beginning on the closing date of our initial public offering and ending with the last day of that period, other than cash receipts from interim capital transactions; and

          (3) all cash receipts of Sunoco Logistics Partners and our subsidiaries after the end of that period but on or before the date of determination of operating surplus for the period resulting from working capital borrowings; less

      (b) the sum of:

          (1) operating expenditures for the period beginning on the closing date of our initial public offering and ending with the last day of that period; and

          (2) the amount of cash reserves that is necessary or advisable in the reasonable discretion of the general partner to provide funds for future operating expenditures; provided however, that disbursements made (including contributions to a member of Sunoco Logistics Partners and our subsidiaries or disbursements on behalf of a member of Sunoco Logistics Partners and our subsidiaries) or cash reserves established, increased or reduced after the end of that period but on or before the date of determination of available cash for that period shall be deemed to have been made, established, increased or reduced for purposes of determining operating surplus, within that period if the general partner so determines.

   subordination period: The subordination period will generally extend from the closing of the initial public offering until the first to occur of:

      (a) the first day of any quarter beginning after December 31, 2006 for which:

          (1) distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

          (2) the adjusted operating surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the common units and subordinated units that were outstanding during those periods on a fully diluted basis, and the related distribution on the general partner interest in Sunoco Logistics Partners; and

                                     C--3

          (3) there are no outstanding cumulative common units arrearages.

      (b) the date on which the general partner is removed as general partner of Sunoco Logistics Partners upon the requisite vote by the limited partners under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of the removal.

   working capital borrowings: Borrowings exclusively for working capital purposes made pursuant to a credit facility or other arrangement to the extent such borrowings are required to be reduced to a relatively small amount each year for an economically meaningful period of time.


                                     C--4

                                                                     APPENDIX D

                PRO FORMA AVAILABLE CASH FROM OPERATING SURPLUS

   The following table shows the calculation of Pro Forma Available Cash from Operating Surplus and should be read in conjunction with "Cash Available for Distribution," the Sunoco Logistics (Predecessor) Historical Combined Financial Statements, and the Sunoco Logistics Partners L.P. Unaudited Pro Forma Financial Statements.

                                                                      Nine Months
                                                         Year Ended      Ended
                                                        December 31, September 30,
                                                            2000         2001
                                                        ------------ -------------
                                                              (in thousands)
Pro forma operating income.............................   $67,020       $55,416
Add:
   Pro forma depreciation and amortization.............    20,654        17,682
                                                          -------       -------
Pro forma EBITDA/(1)/..................................    87,674        73,098
Less:
   Pro forma net interest and debt expense.............    19,395        14,523
   Pro forma maintenance capital expenditures/(2)/.....    39,067        28,898
                                                          -------       -------
Pro forma available cash from operating surplus/(3)(4)/   $29,212       $29,677
                                                          =======       =======

--------
(1)EBITDA is defined as operating income plus depreciation and amortization.
(2)Reflects actual maintenance capital expenditures for the periods presented. We estimate that the maintenance capital expenditures will be approximately $27.0 million in 2002. These projected maintenance capital outlays are approximately $7.3 million lower than the average annual outlays for the period from January 1, 1998 to September 30, 2001. This period included several one-time projects to upgrade our technology, increase reliability, and lower our cost structure. We do not believe we will incur these type of expenditures in 2002. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(3)The pro forma adjustments in the pro forma financial statements are based upon currently available information and certain estimates and assumptions. The pro forma financial statements do not purport to present the financial position or results of operations of Sunoco Logistics Partners had the transactions to be effected at the closing of this offering actually been completed as of the date indicated. Furthermore, the pro forma financial statements are based on accrual accounting concepts whereas available cash from operating surplus is defined in the partnership agreement on a cash accounting basis. As a consequence, the amount of pro forma cash available from operating surplus shown above should be viewed as a general indication of the amounts of available cash from operating surplus that may in fact have been generated by Sunoco Logistics Partners had it been formed in earlier periods.
(4)The amount of available cash from operating surplus needed to distribute the minimum quarterly distribution for four quarters and one quarter on the common units and subordinated units to be outstanding immediately after this offering and on the 2% general partner interest is approximately:

                                           Four     One
                                         Quarters Quarter
                                         -------- -------
                                          (in thousands)
                      Common units...... $20,491  $ 5,123
                      Subordinated units  20,491    5,123
                      General partner...     835      208
                                         -------  -------
                         Total.......... $41,817  $10,454
                                         =======  =======

   The amount of pro forma available cash from operating surplus for the year ended December 31, 2000 would have been sufficient to allow us to pay the full minimum quarterly distribution on all of the common units and 39.7% of the minimum quarterly distribution on the subordinated units. The amount of pro forma cash available from operating surplus for the nine months ended September 30, 2001 would have been sufficient to allow us to pay the full minimum quarterly distribution on all of the common units and 89.2% of the minimum quarterly distribution on the subordinated units.

                                     D--1

                                    [Graphic]



                                 [LOGO] SUNOCO

                        Sunoco Logistics Partners L.P.

                            5,750,000 Common Units
                    Representing Limited Partner Interests

                              -------------------

                                  PROSPECTUS

                               February 4, 2002

                              -------------------


                                LEHMAN BROTHERS
                             SALOMON SMITH BARNEY
                                  UBS WARBURG
                        BANC OF AMERICA SECURITIES LLC
                              WACHOVIA SECURITIES
                          CREDIT SUISSE FIRST BOSTON